

Cobalt
International Energy



13001022

Received SEC
MAR 26 2013
Washington, DC 20549







2012 ANNUAL REPORT
ON FORM 10-K


Cobalt
International Energy

Dear Shareholders,

On behalf of your Board of Directors, I am pleased to report that during 2012 your company made tremendous progress toward our goal of creating one of the world's pre-eminent exploration and production companies. Our achievements were significant in all areas of our activities including Health, Safety and Environment, exploration results, project development, financial stewardship, and our investment in people.

The year 2012 will be remembered as the year in which our founding vision began to deliver the tangible results that were contemplated seven years ago when we formed the company. We believed then as we do now that intense focus on deepwater below salt oil exploration in a limited number of places—in particular, the Gulf of Mexico and offshore West Africa—could deliver real competitive advantage and significant shareholder value. Since our founding, we have assembled a team of professionals that are simply best in class, acquired an enviable portfolio of exploration prospects, and with your support, built the financial strength to execute our plans. By year end 2012, we made four significant exploration discoveries, including Cameia in Angola, Heidelberg, Shenandoah and North Platte in the Gulf of Mexico. All four of these discoveries will have long lasting impact for Cobalt, and for three of the four, the exploration and production industry. It is especially gratifying to know that Cobalt was the first mover in two of the three exploration plays represented by these discoveries.

Despite our enviable exploration success, we realize first and foremost that our ability to operate in the challenging deep water environment requires nothing less than absolute vigilance toward conducting all activities safely, protecting the health of our employees, contractors and all members of the public that we touch, while ensuring that the environment remains unharmed. Importantly, all of our operations in 2012, both in the Gulf of Mexico and in Angola, were conducted safely and without environmental impact. While we are extremely proud of these results, we will not assume that our work is ever done in this area.

Our West Africa operational results in 2012 delivered clear value for our shareholders. Like most things in life, extraordinary results only occur after many years of hard work. In our case, we dedicated over five years relentlessly pursuing our belief that the West African rift margin could contain some of the world's most prospective oil resources. Our confidence led us to be the first company in the industry to acquire a substantial West African asset base expressly focused on deepwater pre-salt exploration. As a result of our highly skilled team members' detailed analysis of our vast data and technical resources, we were rewarded in 2012 with one of the industry's most significant discoveries. In February, 2012, we announced the extraordinary success of the drill stem test on our Cameia #1 well in Angola Block 21, which confirmed a world-class hydrocarbon-rich carbonate reservoir. Soon after completing this test, Cobalt drilled the Cameia #2 appraisal well in order to better define the areal extent of the Cameia reservoir and better understand its commercial potential. We achieved this objective as we now believe that the Cameia field can be commercially developed. Our teams are focused on delivering a recommendation to sanction this first development project later this year or early in 2014. If all goes as planned, Cameia could see its first oil production in 2016.

Our future in West Africa could not be brighter than it is today. In 2013 we will aggressively pursue exploration of new prospects, and appraisal and testing of discovered resources. We anticipate having a two rig program active in Angola for much of the year. We will drill our first well in Angola Block 20 on the Lontra prospect in the second quarter of 2013. Lontra is by any measure one of the largest prospects to be drilled worldwide this year. Cobalt is the operator and holds a 40% working interest in Lontra and Block 20. We will also drill at least two additional wells in Angola Block 21, the first of which will spud immediately following the conclusion of our drill stem test on a potentially new deeper reservoir discovered in Cameia #2. In addition, we are acquiring and processing large new 3-D seismic databases across our Angola portfolio to aid us in identifying new prospects and locating development wells in our discoveries.

The year 2013 will also be a momentous year for Cobalt in Gabon. Over the past few years Cobalt has worked with the operator TOTAL to mature prospects on our jointly owned Diaba Block. After having acquired and processed a 6,000 Km^2 3-D seismic survey, we and our partners are now ready to drill the much anticipated Diaman prospect (formerly called Mango). We expect that this well will be spud in the second quarter, with results sometime in the middle of the year.

In the Gulf of Mexico, I'm pleased to say that, for the first time since the 2010 deepwater moratorium, Cobalt had ongoing drilling operations throughout the entirety of 2012. In 2012 we drilled our 60% Cobalt working interest North Platte #1 well after nearly a two year delay caused by the drilling moratorium. In December, we announced that our North Platte drilling resulted in a significant Inboard Lower Tertiary oil discovery, and subsequently we confirmed the well encountered over 550 feet of net oil pay. This was particularly noteworthy, because North Platte represents Cobalt's first discovery in our Gulf of Mexico alliance with TOTAL and the exploration success resulted in Cobalt's earning an additional $60 million of drilling promote funds from TOTAL. As in West Africa, Cobalt long ago developed a geologic model which we believed suggested tremendous Inboard Lower Tertiary potential in the Gulf of Mexico. We put our money on our model confidence and as a result, Cobalt has a number of high working interest follow-on Inboard Lower Tertiary prospects near North Platte, and our discovery reduces the geologic risk of these nearby prospects. We are currently working with TOTAL on plans to appraise and evaluate North Platte, and have already initiated the acquisition of a state-of-the-art 3-D seismic survey that will aid us in our appraisal and development planning for this discovery. In addition, we have successfully obtained approved exploration plans and drilling permits for our 2013 operated wells, which include the Ardennes #1 Miocene and Inboard Lower Tertiary exploratory well, which we are currently drilling, and the Aegean #1 Inboard Lower Tertiary exploratory well, which we plan to drill after Ardennes #1.

Also in 2012 Cobalt announced that the Anadarko-operated Heidelberg Miocene appraisal well was successful, and we are now working with the operator and other partners to sanction the Heidelberg development in order to advance the project and achieve first production at Heidelberg sometime in 2016. In addition, we and our partners drilled an appraisal well at Shenandoah, which was originally discovered in 2009. In early 2013 we were able to announce that the appraisal well found over 1,000 feet of net oil pay and significantly increased our confidence that Shenandoah will be a large commercial development. The operator is forecasting that first oil will occur in 2017.

In summary, we feel that we have a tremendous leasehold position in the Gulf of Mexico that has the right balance between Cobalt and outside operated prospects/fields, near team exploration and development potential and long term value creation through maturation of additional prospects.

The year 2012 was a momentous year for Cobalt because we now have four significant discoveries; three in the Gulf of Mexico and one in Angola. This success represents great value to Cobalt and its shareholders. It highlights the need for a robust balance sheet and financial strength in order to capitalize on this and planned future success. We, therefore, completed a follow-on offering in early 2012, in which Cobalt raised approximately $500 million of primary capital. In addition, Cobalt raised approximately $1.4 billion in late 2012 through a convertible senior notes offering. As of December 31, 2012, we had $2.7 billion on our balance sheet, including cash, cash equivalents and investments. Since the start of 2012, our float increased from 100 million shares to about 237 million shares, or 57% of shares outstanding. This financial strength and flexibility provides Cobalt the capacity and funding to carry out our exploration, appraisal and development activities over the next two to three years in both of our areas of focus, thus allowing our shareholders to be exposed to multiple opportunities for additional success.

Finally, one of the things that all of us at Cobalt are most proud of is the team that we have developed to execute our plans. In 2012 we increased our staff by some 56%. We now have major operating headquarters in both Houston, Texas and Luanda, Angola. As a result, during 2012 we moved into new offices in both of our locations that provide enhanced and enjoyable work environments for our employees. Those decisions clearly have played a role in our ability to attract and retain some of the industry's best talent. We recognize that Cobalt's success is due to the quality and talent of our people, and I'm very proud of each and every one who calls Cobalt 'home'.

As I look forward to 2013 and beyond, I can truly say that our future seems limitless. Our results thus far prove the basic principles on which this company was founded—hire great people, give them the best data and technical tools, provide them a great work environment, and ensure that the balance sheet is in place to pursue their dreams. Our track record speaks for itself, yet we will never be satisfied with yesterday's results. It is solving tomorrow's challenges that motivates all of us at Cobalt.

On behalf of the Board of Directors and everyone on the Cobalt team, I want to express my gratitude to you, our shareholders, for your continued support of and confidence in Cobalt.



Joseph H. Bryant
Chairman and Chief Executive Officer

(This page has been left blank intentionally.)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 001-34579

Cobalt International Energy, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**27-0821169**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

SEC Mail Processing Section
MAR 2 6 2013
Washington DC
405

Cobalt Center
920 Memorial City Way, Suite 100
Houston, TX 77024
(Address of principal executive offices, including zip code)

(713) 579-9100
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Securities Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common stock, $0.01 par value	The New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Securities Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Act). Yes ☐ No ☒

As of June 30, 2012, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the registrant's common stock held by non-affiliates was approximately $4.3 billion.

As of December 31, 2012, the registrant had 410,635,097 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement relating to the 2013 Annual Meeting of Shareholders, to be filed within 120 days of the end of the fiscal year covered by this report, are incorporated by reference into Part III of this Annual Report on Form 10-K.

(This page has been left blank intentionally.)

Cobalt International Energy, Inc.

PART I

Cautionary Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K contains estimates and forward-looking statements, principally in "Business," "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available to us. Many important factors, in addition to the factors described in this Annual Report on Form 10-K, may adversely affect our results as indicated in forward-looking statements. You should read this Annual Report on Form 10-K and the documents that we have filed as exhibits hereto completely and with the understanding that our actual future results may be materially different from what we expect.

Our estimates and forward-looking statements may be influenced by the following factors, among others:

- the discovery and development of oil and gas reserves;
- to what extent our and our partners' prospect development and drilling plans are successful;
- the timing and success of our appraisal and development activities;
- projected and targeted capital expenditures and other costs and commitments;
- the availability, cost and reliability of drilling rigs, containment resources, production equipment and facilities, supplies, personnel and oilfield services;
- current and future government regulation of the oil and gas industry and our operations;
- changes in environmental laws or the implementation or interpretation of those laws;
- our ability to obtain financing;
- uncertainties inherent in making estimates of our oil and natural gas data;
- our dependence on our key management personnel and our ability to attract and retain qualified personnel;
- our and our partners' ability to obtain permits and licenses and drill in the U.S. Gulf of Mexico and offshore West Africa;
- the costs and delays associated with complying with additional legislation and regulation of the oil and gas industry;
- termination of or intervention in concessions, licenses, permits, rights or authorizations granted by the United States, Angolan and Gabonese governments to us;
- competition;
- the volatility of oil prices;
- our ability to find, acquire or gain access to new prospects;
- the ability of the containment resources we have under contract to perform as designed or contain or cap any oil spill, blow-out or uncontrolled flow of hydrocarbons;
- the availability and cost of developing appropriate infrastructure around and transportation to our prospects;

- military operations, terrorist acts, wars or embargoes;
- our vulnerability to severe weather events, especially tropical storms and hurricanes in the U.S. Gulf of Mexico;
- the cost and availability of adequate insurance coverage; and
- other risk factors discussed in the "Risk Factors" section of this Annual Report on Form 10-K.

The words "believe," "may," "will," "aim," "estimate," "continue," "anticipate," "intend," "expect," "plan" and similar words are intended to identify estimates and forward-looking statements. Estimates and forward-looking statements speak only as of the date they were made, and, except to the extent required by law, we undertake no obligation to update or to review any estimate and/or forward-looking statement because of new information, future events or other factors. Estimates and forward-looking statements involve risks and uncertainties and are not guarantees of future performance. As a result of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this Annual Report on Form 10-K might not occur and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, including, but not limited to, the factors mentioned above. Because of these uncertainties, you should not place undue reliance on these forward-looking statements.

Item 1. *Business*

OVERVIEW

We are an independent, oil-focused exploration and production company with an extensive below salt prospect inventory in the deepwater U.S. Gulf of Mexico and offshore Angola and Gabon in West Africa. All of our prospects are oil-focused. To date, our drilling efforts have resulted in discoveries in both the U.S. Gulf of Mexico at North Platte, Heidelberg and Shenandoah and offshore Angola at Cameia. Our plan is to continue to mature and drill what we believe are our most promising prospects in the deepwater U.S. Gulf of Mexico and the deepwater offshore Angola and Gabon as we further appraise, evaluate and progress our existing discoveries toward potential project sanction and development. We operate our business in two geographic segments: the U.S. Gulf of Mexico and West Africa.

U.S. Gulf of Mexico Segment

Overview

Our oil-focused exploration efforts target subsalt Miocene and Inboard Lower Tertiary horizons in the deepwater U.S. Gulf of Mexico. To date, we have drilled as operator four exploratory wells in the deepwater U.S. Gulf of Mexico (North Platte #1, Ligurian #1 and #2, and Criollo #1) and participated as a non-operator in three exploratory wells (Heidelberg #1, Shenandoah #1 and Firefox #1) and three appraisal wells (Heidelberg #2, Heidelberg #3, and Shenandoah #2R). These drilling efforts have resulted in the North Platte, Heidelberg and Shenandoah oil discoveries. We are currently drilling as operator the Ardennes #1 exploratory well.

The following sections detail our U.S. Gulf of Mexico business:

Geologic Overview

Deepwater U.S. Gulf of Mexico exploration plays rely on hydrocarbons generated from several rich oil-prone source rocks. Rivers draining the North American continent provided vast quantities of sand, silt and mud to the Gulf of Mexico through major deltas similar to the present-day Mississippi and Rio Grande deltas. Sandstone reservoirs in two main geological formations, the Miocene and Inboard Lower Tertiary horizons, were ultimately transported and deposited into mini-basins and on the paleo-basin floor. Hydrocarbon seals are provided by salts and the muds integral to the depositional system.

One of the most important aspects of the deepwater U.S. Gulf of Mexico is the presence of salt. Deposited early in the basin's history, salt is key to both the region's complexity and its longevity as an exploration province. The upward movement of salt, through the surrounding rock, formed most of the structures in the present-day deepwater U.S. Gulf of Mexico. The interaction of sediment load and salt movement partitioned the hydrocarbons into numerous moderate-size accumulations rather than just a few super-giant fields.

Much of the deepwater province is covered by a salt canopy, which has historically prevented the oil and gas industry from effectively exploring the region's potential. This region has garnered additional interest from the industry with advances in seismic technology, which has provided clearer imaging beneath the salt canopy. Regional geologic reconstructions postulated the presence of mature source rock, reservoir, and trapping configurations in the subsalt region, but only since the advent of 3-D depth-migrated seismic data have geoscientists been able to identify exploration prospects beneath the extensive salt canopy. Our oil-focused exploration efforts primarily target subsalt Miocene and Inboard Lower Tertiary horizons in the deepwater U.S. Gulf of Mexico. These horizons are characterized by well-defined hydrocarbon systems, comprised primarily of high-quality source rock and crude oil, and contain several of the most significant hydrocarbon discoveries in the deepwater U.S. Gulf of Mexico.

Miocene. The subsalt Miocene trend is an established play in the deepwater U.S. Gulf of Mexico. Discoveries in this trend include Heidelberg, Thunder Horse, Atlantis, Tahiti, Mad Dog, and Knotty Head. This trend is characterized by high quality reservoirs and fluid properties, resulting in high production well rates and recovery factors. We believe the primary geologic risk in this trend is the seal capacity required to trap hydrocarbons. To address this risk, we have conducted extensive regional studies, including proprietary seismic processing, proprietary pore pressure modeling, as well as other geological and geophysical predictive techniques, to better define the seal capacity for each prospect in the trend.

Inboard Lower Tertiary. The Lower Tertiary horizon is an older formation than the Miocene, and, as such, is generally deeper, with greater geologic complexity, than the Miocene play. Although to date there has been limited commercial production from the Lower Tertiary horizon, the industry has been successful in terms of locating and drilling large hydrocarbon-bearing structures in this horizon. The reservoir quality of the Lower Tertiary has proven to be highly variable. Some regions, including those areas in which many of the historical Lower Tertiary discoveries have been made, exhibit lower permeability and generally lower natural gas content compared to the Miocene horizon.

However, a sub-region in the Lower Tertiary that has exhibited reservoir characteristics more similar to that of existing Miocene discoveries is the Inboard Lower Tertiary trend, which includes our North Platte and Shenandoah discoveries. The Inboard Lower Tertiary is an emerging trend located to the northwest of existing Outboard Lower Tertiary fields such as St. Malo, Jack and Cascade. We were an early mover in the Inboard Lower Tertiary trend, targeting specific lease blocks as early as 2006. We believe our Inboard Lower Tertiary blocks are characterized by large, well-defined structures of a similar size to historic Outboard Lower Tertiary discoveries, but are differentiated by what we believe to be better reservoir quality. Our technical team's hypothesis regarding the region's potentially higher-quality reservoir properties was supported by our North Platte and Shenandoah discoveries. We believe we hold a significant leasehold position in the emerging Inboard Lower Tertiary.

Prospect Identification and Lease Acquisition

Our business model in the deepwater U.S. Gulf of Mexico begins with prospect identification and lease acquisition. Our approach is based on a thorough, basin-wide understanding of the geologic trends within our focus areas. From our inception, we have been focused on acquiring and reprocessing the highest quality seismic data available, including the application of advanced imaging technology, such as wide-azimuth seismic. This approach differs considerably from often-followed industry practice of acquiring more narrowly focused, prospect-specific data on a block-by-block basis. In the deepwater U.S. Gulf of Mexico, we have licenses covering approximately 18.3 million acres (74,000 square kilometers) of processed 3-D depth-migrated seismic data and approximately 2.8 million acres (11,400 square kilometers) of wide-azimuth 3-D depth data. In addition, we have performed proprietary reprocessing on approximately 4.2 million acres (17,000 square kilometers) of 3-D seismic data to enhance image quality and velocity model confidence. Our proprietary seismic reprocessing was performed by third-party geophysical providers using leading-edge technologies, including reverse time migration algorithms for pre-stack depth migration and 3-D surface related multiple elimination (SRME) for multiple attenuation. We also have licensed approximately 78,000 line miles (125,530 kilometers) of 2-D pre-stack depth-migrated seismic data in the deepwater U.S. Gulf of Mexico.

Our approach to data acquisition entails analyzing regional data, including industry well results, to understand a given trend's specific geology and defining those areas that offer the highest potential for large hydrocarbon deposits. After these areas are identified, we seek to acquire and reprocess the highest resolution subsurface data available in the potential prospect's direct vicinity. This includes advanced imaging information, such as wide-azimuth studies, to further our understanding of a particular reservoir's characteristics, including both trapping mechanics and fluid migration patterns. Reprocessing is accomplished through a series of model building steps that incorporate the geometry of the salt and below salt geology to optimize the final image. In addition, we gather publicly available information, such as well logs, press releases and industry intelligence, which we use to evaluate industry results and activities in order to understand the relationships between industry-drilled prospects and our portfolio of undrilled prospects.

Once a prospect is identified and analyzed, we may seek to acquire leasehold title to the related lease blocks. Leasehold acquisition occurs from one of two sources: from the U.S. government through lease sales or from other oil and gas companies through direct purchases, trades or farm-in arrangements. The leasehold acquisition provides us with title to specific blocks that we believe includes the entire prospect or a portion thereof.

As of December 31, 2012, we owned working interests in 246 blocks within the deepwater U.S. Gulf of Mexico, representing approximately 1.4 million gross (0.7 million net) undeveloped acres. We do not currently own any developed acreage in the deepwater U.S. Gulf of Mexico as development plans for Heidelberg, Shenandoah and North Platte are not yet sanctioned and therefore the acreage associated with those discoveries remains classified as undeveloped. We currently estimate that the North Platte prospect covers leases representing 34,560 gross (20,736 net) acres, the Heidelberg prospect covers leases representing 17,280 gross (1,620 net) acres, and the Shenandoah prospect covers leases representing 12,960 gross (2,650 net) acres. If development projects related to our North Platte, Heidelberg and Shenandoah discoveries are sanctioned, we will evaluate which acreage associated with these prospects could then be classified as developed acreage.

Most of our U.S. Gulf of Mexico blocks have a 10-year primary term, expiring between 2016 and 2022. Assuming we are able to commence exploration and production activities or successfully exploit our properties during the primary lease term, our leases would extend beyond the primary term, generally for the life of production. The royalties on our lease blocks range from 12.5% to 18.75% with an average of 15.6%.

The table below summarizes our undeveloped acreage scheduled to expire in the next five years in the U.S. Gulf of Mexico.

	Undeveloped Acres Expiring									
	2013(1)		2014(2)		2015(1)		2016(3)		2017 and thereafter(2)(3)	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
U.S. Gulf of Mexico	57,600	13,680	168,480	85,996	69,120	26,287	345,600	198,538	768,710	370,568

(1) The gross and net acreage numbers reflected in these columns include portions of the 17,280 gross (1,620 net) acres covering our Heidelberg prospect, upon which exploratory and appraisal wells have discovered hydrocarbons, but a development project has not yet been sanctioned. One of the leases covering our Heidelberg prospect, Green Canyon Block 860, which covers 5,760 gross (540 net) acres, had a primary term that was due to expire on May 31, 2012, but is held by a Suspension of Production. We expect that the operator of the Heidelberg prospect will file an additional Suspension of Production in order to retain the remaining acreage associated with the Heidelberg prospect and avoid leasehold expiration.

(2) The gross and net acreage numbers reflected in these columns include portions of the 12,960 gross (2,650 net) acres covering our Shenandoah prospect, upon which an exploratory and appraisal well have both discovered hydrocarbons, but a development project has not yet been sanctioned. We expect that the operator of the Shenandoah prospect will file a Suspension of Production in order to retain the acreage associated with the Shenandoah prospect and avoid leasehold expiration.

(3) The gross and net acreage numbers reflected in these columns include portions of the 34,560 gross (20,736 net) acres covering our North Platte prospect, upon which an exploratory well has discovered hydrocarbons, but a development project has not yet been sanctioned.

Although we have been primarily focused during the last several years on maturing and conducting exploratory and appraisal operations on our existing prospects on leases we had already acquired, we intend to continue our prospect identification and lease acquisitions efforts in the deepwater U.S. Gulf of Mexico and, in the future, potentially elsewhere in the world so that we can continue to identify additional value creation opportunities.

Prospects and Plans for Exploration

As a result of our prospect identification process and lease acquisition efforts, we currently have an extensive below salt prospect inventory in the deepwater U.S. Gulf of Mexico. This inventory includes dozens of prospects in various states of maturation in both our Miocene and Inboard Lower Tertiary trends. The initial well drilled to test a prospect is referred to as an exploratory well. We estimate that the average gross cost to drill and evaluate an exploratory well would be approximately $160 to $180 million for Miocene prospects and approximately $190 to $220 million for Inboard Lower Tertiary prospects. See "Risk Factors—Risks Relating to Our Business—Drilling wells is speculative, often involving significant costs that may be more than our estimates, and may not result in any discoveries or additions to our future production or reserves. Any material inaccuracies in drilling costs, estimates or underlying assumptions will materially affect our business."

Our near term exploration plans call for the following exploratory wells to be drilled:

Ardennes #1. We spud the Ardennes #1 exploratory well on February 6, 2013. The Ardennes #1 exploratory well will target a 3-way structure located in both Miocene and Inboard Lower Tertiary horizons located in Green Canyon blocks 895, 896 and 939, where we are the named operator and own a 42% working interest. Ardennes was mapped using our processed, pre-stack, depth-migrated, narrow-azimuth 3-D seismic data and, most recently, proprietary, pre-stack, depth-migrated, wide-azimuth 3-D seismic data. Our partners in the Ardennes prospect include ConocoPhillips Company (30%) and TOTAL E&P USA, INC. ("Total") (28%).

Aegean #1. We expect to spud the Aegean #1 exploratory well after our Ardennes #1 exploratory well. The Aegean #1 exploratory well will target a 3-way structure in Inboard Lower Tertiary horizons located in Keathley Canyon blocks 162, 163 and 207, where we are the named operator and currently own a 37.5% working interest. Aegean was mapped using proprietarily processed, pre-stack, depth-migrated, wide-azimuth 3-D seismic data. Our partners in the Aegean prospect include Shell Offshore, Inc. (37.5%) and Total (25%). Prior to spudding the Aegean #1 exploratory well, the composition and working interests of the Aegean partnership may change.

Rum Ramsey #1. We expect to participate as a non-operator in the Rum Ramsey #1 exploratory well, which will target Miocene horizons. Currently, we have a 24% working interest in the Rum Ramsey prospect and our partners include BHP Billiton Petroleum (Americas) Inc. (60%) and Total (16%). Prior to spudding the Rum Ramsey #1 exploratory well, the composition and working interests of the Rum Ramsey partnership may change as part of a proposed unitization plan.

Racer #1. We expect to participate as a non-operator in the Racer #1 exploratory well, which will target Miocene and Inboard Lower Tertiary horizons. Currently, we have a 24% working interest in the Racer prospect and our partners include BHP Billiton Petroleum (Americas) Inc. (60%) and Total (16%). Prior to spudding the Racer #1 exploratory well, the composition and working interests of the Racer partnership may change as part of a proposed unitization plan.

South Platte #1. We expect to spud the South Platte #1 exploratory well during 2014. South Platte is a 3-way prospect targeting Inboard Lower Tertiary horizons located in Garden Banks blocks 1003 and 1004 and Keathley Canyon blocks 35 and 36, where we are the named operator and own a 60% working interest. South Platte was mapped using our proprietarily processed, pre-stack, depth-migrated, wide-azimuth 3-D seismic data. Our partner in the South Platte prospect is Total (40%).

Baffin Bay #1. We expect to spud the Baffin Bay #1 exploratory well during 2014. Baffin Bay is a 4-way prospect targeting Inboard Lower Tertiary horizons located in Garden Banks blocks 956 and 957, where we are the named operator and own a 60% working interest. Baffin Bay was mapped using our proprietarily processed, pre-stack, depth-migrated, wide-azimuth 3-D seismic data. Our partner in the Baffin Bay prospect is Total (40%).

In addition, we plan to continue maturing our prospects at Latvian, Williams Fork, Goodfellow, El Ciervo, Fraser, Mulashidi, Kashmir, Percheron, Rocky Mountain, Saddelbred and Sulu. See "Risk Factors—Risks Relating to Our Business—Our identified drilling locations are scheduled out over several years, making them susceptible to uncertainties that could materially alter the occurrence or timing of their drilling."

Plans for Appraisal

Following a successful exploratory well on a prospect, the operator may choose to drill one or more appraisal wells to delineate the size and other characteristics of the discovered field, including the areal extent of the field. The drilling of an appraisal well is an important step in the process of being able to determine whether a development of a discovered field would be economic. We estimate that the average gross cost to drill and evaluate an appraisal well will be approximately $140 to $170 million for Miocene prospects and approximately $180 to $210 million for Inboard Lower Tertiary prospects. Our near term appraisal plans call for the drilling of the North Platte #2 appraisal well in 2014. In addition to the drilling of appraisal wells, other elements of our appraisal work may include the evaluation and analysis of well logs, reservoir core samples, fluid samples and the results of production tests from both exploratory and appraisal wells. See "Risk Factors—Risks Relating to Our Business—Drilling wells is speculative, often involving significant costs that may be more than our estimates, and may not result in any discoveries or additions to our future production or reserves. Any material inaccuracies in drilling costs, estimates or underlying assumptions will materially affect our business."

Discoveries and Plans for Development

The information obtained from the drilling of exploratory and appraisal wells is used to create a development plan, which may include the construction of offshore facilities and drilling of development wells designed to efficiently produce and optimize recovery of hydrocarbons from the field. Any oil resources, if developed, would be produced using either newly constructed processing facilities owned by the working-interest partnership, which would be a capital expense, or processing facilities leased from third-party providers, which would be an operating expense. In general, we expect our development wells will be produced through subsea templates tied back to the processing facilities. We estimate that the average gross cost to drill and complete a development well would be approximately $140 to $170 million for Miocene fields and approximately $180 to $210 million for Inboard Lower Tertiary fields. In addition to the drilling and completion costs associated with development wells, we also expect to incur substantial costs associated with the design, construction and installation of subsea, umbilical, riser and flowline systems.

A discovery made by the initial exploratory well on a prospect does not ensure that we will ultimately develop or produce oil or gas from such prospect or that a development will be economically viable or successful. Following a discovery by an initial exploratory well, substantial additional evaluation and analysis will need to be performed prior to official project sanction and development, which may include (i) the drilling of appraisal wells, (ii) the evaluation and analysis of well logs, reservoir core samples, fluid samples and the results of production tests from both exploratory and appraisal wells, and (iii) the preparation of a development plan which includes economic assumptions on the costs of drilling development wells, and the construction or leasing of offshore production facilities and transportation infrastructure. Regulatory approvals are also required to proceed with certain development plans. Any of the foregoing steps of evaluation and analysis may render a particular discovery uneconomic and we may ultimately decide to abandon the prospect, despite the fact that the initial exploratory well, or subsequent appraisal wells, discovered hydrocarbons. See "Risk Factors—Risks Relating to Our Business—Our discoveries remain subject to varying degrees of additional evaluation, analysis and partner and regulatory approvals prior to official project sanction and development."

North Platte Discovery. On December 5, 2012, we announced a significant oil discovery at our North Platte prospect on Garden Banks block 959 in the deepwater U.S. Gulf of Mexico. The North Platte #1 exploratory well represents the first discovery in our deepwater U.S. Gulf of Mexico alliance with Total. Based on extensive wireline evaluation, the discovery well encountered several hundred feet of net oil pay in multiple Inboard Lower Tertiary sands. This discovery is particularly important because it provides evidence to support our geologic model of the Inboard Lower Tertiary trend where we hold a substantial acreage position with several follow-on prospects, such as Ardennes, South Platte, Baffin Bay, Latvian and Aegean. We have conducted bypass coring on our North Platte #1 exploratory well, which has provided us with additional information we will use as we continue our evaluation of the North Platte discovery and plans for appraisal. We are currently in the early stages of the appraisal and development process on North Platte and will continue to review the data obtained from the North

Platte #1 exploratory well as we formulate appraisal drilling plans and begin to evaluate potential development options. The North Platte discovery will require substantial additional evaluation and analysis, including appraisal drilling, prior to preparing a development plan and seeking formal project sanction. We currently anticipate spudding an appraisal well on our North Platte discovery in 2014. The North Platte #1 exploratory well is located in approximately 4,400 feet of water and was drilled to a total depth of approximately 34,500 feet. We are the operator of North Platte and own a 60% working interest. Total is our partner in this discovery and owns a 40% working interest.

Shenandoah Discovery. On February 4, 2009, we announced that the Shenandoah #1 exploratory well had been drilled into Inboard Lower Tertiary horizons and encountered approximately 300 feet of net pay. This well, located in approximately 5,750 feet of water in Walker Ridge block 52, was drilled to approximately 30,000 feet. The Shenandoah #2R appraisal well, located in Walker Ridge block 51, was spud in the third quarter of 2012 and was drilled to a total depth of 31,400 feet in approximately 5,800 feet of water and 1.3 miles southwest of the Shenandoah #1 exploratory well. While evaluation operations are still ongoing, wireline evaluation results from Shenandoah #2R are very encouraging. We own a 20% working interest in this discovery and Anadarko Petroleum Corporation ("Anadarko") is the operator. Anadarko has publicly indicated that it expects first production from the Shenandoah field in 2017.

Heidelberg Discovery. On February 2, 2009, we announced that the Heidelberg #1 exploratory well had encountered more than 200 feet of net pay thickness in Miocene horizons. Located in approximately 5,200 feet of water in Green Canyon block 859 within the Tahiti Basin Miocene trend, this well was drilled to approximately 30,000 feet. We participated as a non-operator in the Heidelberg #3 appraisal well which was spud in late 2011 in Green Canyon block 903. On February 16, 2012, Anadarko, as operator, announced the successful results of the well, which encountered approximately 250 feet of net pay thickness in high-quality Miocene sands. The appraisal well was drilled to a total depth of 31,030 feet in approximately 5,000 feet of water, about 1.5 miles south and 550 feet structurally up-dip from the Heidelberg #1 exploratory well. Log and pressure data from the Heidelberg #1 exploratory well and Heidelberg #3 appraisal well indicate excellent quality, continuous and pressure-connected reservoirs with high-quality oil. On April 19, 2012, Anadarko announced that a sidetrack well performed on the Heidelberg #3 appraisal well successfully confirmed an extension of the Heidelberg field of up to 1,500 acres by encountering an oil/water contact that was approximately 700 feet down structure. We own a 9.375% working interest in the Heidelberg discovery.

We, in cooperation with Anadarko, as operator, and our other partners on the Heidelberg discovery, are continuing to advance plans to develop the Heidelberg field following the successful appraisal well. Key contractors to build the production platform and facilities necessary to enable production from the Heidelberg discovery have been identified and the final design has been completed. Negotiations with respect to gas gathering, transportation, and processing agreements have concluded and these agreements have been signed. Negotiations with respect to oil transportation are being finalized and we expect agreements to be signed in the near future. Anadarko has received a Suspension of Production with the Bureau of Safety and Environmental Enforcement (BSEE) in order to hold the applicable leases while the Heidelberg field is being developed. A list of activities which demonstrates that we and our partners are actively pursuing field development at Heidelberg was filed with the suspension application. As part of this suspension application, Anadarko has forecast the ordering of critical long lead equipment to support the timely progress of this discovery to first production. We are supporting Anadarko in this effort and, to date, we and our partners have authorized in excess of $400 million (gross) in expenditures at Heidelberg for the purchase of forecasted long lead equipment and the initial design of development facilities. In addition, Anadarko submitted its Heidelberg field development plan to us and the other Heidelberg partners in the fourth quarter of 2012 and began fabrication of the spar hull. The Heidelberg production facility is being designed to produce 80,000 barrels of oil per day ("BOPD"). Anadarko has publicly indicated that it expects to seek formal project sanction in mid-2013 and anticipates first production from the Heidelberg field in 2016.

EXPLORATION TO PRODUCTION BUSINESS MODEL

MATURING PROSPECTS	EXPLORATION WELLS	APPRAISAL	PRE-PRODUCTION(1)
Latvian(2)	Ardennes #1(2)	North Platte(2)	Heidelberg
Williams Fork(2)	Aegean #1(2)	Shenandoah(2)	
Goodfellow(2)	Rum Ramsey #1		
El Ciervo(2)	Racer #1(2)		
Fraser(2)	South Platte #1(2)		
Mulashidi(2)	Baffin Bay #1(2)		
Kashmir(2)			
Percheron(2)			
Rocky Mountain			
Saddelbred			
Sulu			

(1) Discoveries that we classify as being in a "pre-production" phase are those in which successful exploration and appraisal wells have been drilled and we, in cooperation with any partners on the applicable discovery, are continuing to advance plans to develop the field. Substantial additional evaluation and analysis may need to be performed prior to official project sanction and development, which includes the preparation of a development plan containing economic assumptions on the costs of drilling development wells, and the construction or leasing of offshore production facilities and transportation infrastructure. Such evaluation and analysis may render a particular discovery uneconomic and we may ultimately decide to abandon the prospect, despite the fact that we currently classify the discovery as being in "pre-production." See "Risk Factors—Risks Relating to Our Business—Our discoveries remain subject to varying degrees of additional evaluation, analysis and partner and regulatory approvals prior to official project sanction and development."

(2) Inboard Lower Tertiary fields or prospects.

The map below shows our deepwater U.S. Gulf of Mexico prospects, near-term exploratory wells, and discoveries in appraisal and pre-production.


Rocky Mountain
Sulu
North Platte #1
Saddlebred
Mulashidi
Postman
Latvian
Heidelberg
Williams Fork
Fraser
Shenandoah #2
Goodfellow
El Ciervo
Kashmir
Percheron
Pre-Production
Appraisal
Exploratory Wells
Maturing Prospects
Cobalt Acreage
0 Miles 10

Drilling Rigs

We have one drilling rig, the Ensco 8503, that is currently performing drilling operations on our operated prospect portfolio in the deepwater U.S. Gulf of Mexico. Our contract for the Ensco 8503 drilling rig has a two year term that commenced on January 1, 2012 and provides for a base operating rate of $510,000 per day, subject to adjustment. We expect to utilize the Ensco 8503 drilling rig continuously throughout 2013 to support our operated deepwater U.S. Gulf of Mexico drilling campaign, including the completion of drilling operations on our Ardennes #1 exploratory well and at least one additional well in 2013. In order to secure additional rig capacity beyond year end 2013, we plan to begin negotiations to either extend the drilling contract for the Ensco 8503 beyond 2013 or source another drilling rig. We may choose to both extend the Ensco 8503 and source an additional drilling rig to support our operated drilling campaign beyond 2013.

Prior Drilling Results and Drilling Statistics

The results of each of the wells we have drilled as operator or participated in as a non-operator in the deepwater U.S. Gulf of Mexico since our formation are listed below.

North Platte #1. On December 5, 2012, we announced a significant oil discovery at our North Platte prospect on Garden Banks block 959 in the deepwater U.S. Gulf of Mexico. Based on extensive wireline evaluation, the discovery well encountered several hundred feet of net oil pay in multiple Inboard Lower Tertiary sands. The North Platte #1 exploratory well is located in approximately 4,400 feet of water and was drilled to a total depth of approximately 34,500 feet. We are the operator of North Platte and own a 60% working interest. Total is our partner in this discovery and owns a 40% working interest. See "—Discoveries and Plans for Development—North Platte Discovery."

Heidelberg #1, #2 and #3. On February 2, 2009, we announced that the Heidelberg #1 exploratory well had encountered more than 200 feet of net pay thickness in Miocene horizons. Located in approximately 5,200 feet of water in Green Canyon block 859 within the Tahiti Basin Miocene trend, this well was drilled to approximately 30,000 feet. Anadarko operates the block and we own a 9.375% working interest. On February 17, 2010, the Heidelberg #2 appraisal well was spud by Anadarko in approximately 5,300 feet of water in Green Canyon block 903. On April 29, 2010, we announced that Anadarko had notified us that Heidelberg #2 would be permanently plugged and abandoned due to mechanical problems. Heidelberg #2 did not reach the depth necessary to test any targeted objectives because of these mechanical problems. The Heidelberg #3 appraisal well was spud in late 2011, thereby resuming the Heidelberg appraisal drilling program. On February 16, 2012, Anadarko announced the successful results of the well, which encountered approximately 250 feet of net pay thickness in high-quality Miocene sands. The appraisal well was drilled to a total depth of 31,030 feet in approximately 5,000 feet of water, about 1.5 miles south and 550 feet structurally up-dip from the Heidelberg #1 exploratory well. Log and pressure data from the Heidelberg #1 exploratory well and Heidelberg #3 appraisal well indicate excellent quality, continuous and pressure-connected reservoirs with high-quality oil. On April 19, 2012, Anadarko announced that a sidetrack well performed on the Heidelberg #3 appraisal well successfully confirmed an extension of the Heidelberg field of up to 1,500 acres by encountering an oil/water contact that was approximately 700 feet down structure. See "—Discoveries and Plans for Development—Heidelberg Discovery."

Shenandoah #1 and #2R. On February 4, 2009, we announced that the Shenandoah #1 exploratory well had been drilled into Inboard Lower Tertiary horizons. Anadarko has stated that this well encountered approximately 300 feet of net pay. This well, located in approximately 5,750 feet of water in Walker Ridge block 52, was drilled to approximately 30,000 feet and exhibited rock properties that were more similar to those found in Miocene horizons rather than Lower Tertiary horizons. We own a 20% working interest in this prospect. During the third quarter, the Shenandoah #2 appraisal well encountered mechanical problems early in the drilling process prior to reaching any of the targeted horizons and was re-drilled, which we refer to as the Shenandoah #2R appraisal well. On February 26, 2013, we announced that the Shenandoah #2R appraisal well had been drilled to a total depth of

31,400 feet in approximately 5,800 feet of water and 1.3 miles southwest of the Shenandoah #1 exploratory well. While evaluation operations are still ongoing, wireline evaluation results from Shenandoah #2R are very encouraging. See "—Discoveries and Plans for Development—Shenandoah Discovery."

Ligurian #1 and #2. On July 16, 2009, we spud Ligurian #1 on Green Canyon block 858 to target upper- and middle-Miocene horizons. On October 28, 2009, we and our partners decided to cease drilling operations on Ligurian #1 having encountered operational difficulties when drilling below salt through an unforeseen geologic formation before reaching total depth or drilling to the targeted horizons. On January 1, 2012, we spud the Ligurian #2 exploratory well on Green Canyon block 814 in the deepwater U.S. Gulf of Mexico. The Ligurian #2 exploratory well was designed to test the northwest flank of the field discovered by the Heidelberg #1 exploratory well and to evaluate deeper Miocene formations. On June 12, 2012, we announced that our Ligurian #2 exploratory well had reached total objective depth after having drilled through all the targeted Miocene formations. The well did not encounter commercial hydrocarbons and it was subsequently plugged and abandoned. We are the named operator and own a 45% working interest in the Ligurian prospect.

Criollo #1. On January 29, 2010, we announced that we had reached a planned total depth of approximately 31,000 feet in the Criollo exploratory sidetrack well located in approximately 4,200 feet of water in Green Canyon block 685 within the Tahiti Basin Miocene trend. The original well encountered 55 feet of net pay thickness in Miocene horizons and the sidetrack encountered 73 feet of net pay thickness in correlative reservoirs. Both the original well and the sidetrack encountered structural complexities associated with salt, which prevented the drilling of the entire target interval. We refer to the sidetrack well and the original well as the Criollo #1 exploratory well. We own a 60% working interest in this prospect.

Firefox #1. On February 10, 2010, the Firefox #1 exploratory well was spud by its operator in approximately 4,400 feet of water in Green Canyon block 817 within the Tahiti Basin Miocene trend and approximately six miles northeast of the Heidelberg discovery. On May 6, 2010, we announced that the Firefox #1 exploratory well would be plugged and abandoned, having been drilled to approximately 34,000 feet. Based on the well results, we believe that undrilled potential lies below the total depth reached on the Firefox #1 exploratory well. We have named this prospect Firefox Deep. We own a 30% working interest in this prospect.

The following table sets forth information with respect to the gross and net oil and gas wells we drilled in the deepwater U.S. Gulf of Mexico during the periods indicated. The information presented is not necessarily indicative of future performance, and should not be interpreted to present any correlation between the number of productive wells drilled and quantities or economic value of any reserves found. Productive wells include wells that have been drilled to the targeted depth and prove, in our opinion, to be capable of producing either oil or gas in sufficient quantities that will justify completion as an oil or gas well. A dry well is an exploratory, appraisal or development well that proves to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

	U.S. Gulf of Mexico					
	2012[2]		**2011**		**2010[3]**	
Wells Drilled	**Gross**	**Net**	**Gross**	**Net**	**Gross**	**Net**
Exploratory[1]						
Productive	1	0.6	—	—	—	—
Dry	1	0.45	—	—	2	0.9
Total	2	1.05	—	—	2	0.9

(1) We did not drill any development wells in the U.S. Gulf of Mexico during the fiscal years ended December 31, 2012, 2011 and 2010, respectively. The numbers in this table do not reflect the results of our Heidelberg #2 and Heidelberg #3 wells, as these wells were

appraisal wells rather than exploratory or development wells. See "—Heidelberg #1, #2 and #3" for more information.

(2) The wells noted include our North Platte #1 (productive) and Ligurian #2 (dry) exploratory wells.

(3) The wells noted include our Criollo #1 and Firefox #1 exploratory wells.

The following table sets forth information with respect to the gross and net oil and gas wells that are currently drilling in the U.S. Gulf of Mexico (including wells that are temporarily suspended) as of the date of this Annual Report on Form 10-K, but does not include oil and gas wells that have been drilled to their targeted depth and have subsequently been either temporarily or permanently plugged and abandoned.

U.S. Gulf of Mexico	
Gross[(1)]	Net[(1)]
1	0.42

(1) The well noted is the Ardennes #1 exploratory well.

Strategic Relationships

On April 6, 2009, we announced a long-term alliance with Total in which, through a series of transactions, we combined our respective U.S. Gulf of Mexico exploratory lease inventory (which excludes the Heidelberg portion of our Ligurian/Heidelberg prospect, our Shenandoah prospect, and all developed or producing properties held by Total in the U.S. Gulf of Mexico) through the exchange of a 40% interest in our leases for a 60% interest in Total's leases, resulting in a current combined alliance portfolio covering 239 blocks. We act as operator on behalf of the alliance through the exploration and appraisal phases of development. As part of the alliance, Total committed, among other things, to (i) provide a 5th generation deepwater rig to drill a mandatory five-well program on our existing operated blocks, (ii) pay up to $300 million to carry a substantial share of our costs with respect to this five-well program (above the amounts Total has agreed to pay as owner of a 40% interest), (iii) pay an initial amount of approximately $280 million primarily as reimbursement of our share of historical costs in our contributed properties and consideration under purchase and sale agreements, (iv) pay 40% of the general and administrative costs relating to our operations in the deepwater U.S. Gulf of Mexico during the 10-year alliance term, and (v) award us up to $180 million based on the success of the alliance's initial five-well program, in all cases subject to certain conditions and limitations. Additionally, as part of the alliance, we formed a U.S. Gulf of Mexico-wide area of mutual interest with Total, whereby each party has the right to participate in any oil and natural gas lease interest acquired by the other party within this area. Total has paid us the initial amount of approximately $280 million as reimbursement of our share of historical costs in our contributed properties and consideration under purchase and sale agreements. As of December 31, 2012, approximately $95 million of the $300 million that Total is obligated to carry us remains available to us, as does the potential award of up to $120 million based on the success of the alliance. Our North Platte #1 well has qualified as a "successful well" pursuant to the terms of our alliance with Total and in February 2013 Total increased the amount of drilling costs that it is obligated to carry us by $60 million.

On April 22, 2009, we announced a partnership in the deepwater U.S. Gulf of Mexico with the national oil company of Angola, Sociedade Nacional de Combustíveis de Angola—Empresa Pública ("Sonangol") pursuant to an agreement we had entered into with Sonangol immediately following the 2008 Central Gulf of Mexico Lease Sale, whereby Sonangol acquired a 25% non-operated interest of our pre-Total alliance interests in 11 of our deepwater U.S. Gulf of Mexico leases. The price Sonangol paid us for this interest was calculated using the price we paid for these leases plus $10 million to cover our historical seismic and exploration costs. Sonangol has since acquired its proportionate non-operated interest in four additional deepwater U.S. Gulf of Mexico leases pursuant to this partnership bringing the total partnership portfolio to 15 deepwater U.S. Gulf of Mexico leases. This transaction is notable as it represents Sonangol's initial entry into the North American exploration and production sector.

West Africa Segment

Our oil-focused exploration efforts target pre-salt horizons on Blocks 9, 20 and 21 offshore Angola and the Diaba Block offshore Gabon. To date, we have drilled as operator one exploratory well on Block 21 offshore Angola (Cameia #1) and one appraisal well on Block 21 offshore Angola (Cameia #2). These drilling efforts have resulted in the Cameia pre-salt discovery.

The following sections detail our West Africa business:

Geologic Overview

Offshore Angola and Gabon are characterized by the presence of salt formations and oil-bearing sediments located in pre-salt and above salt (Albian) horizons. Given the rifting that occurred when plate tectonics separated the South American and African continents, we believe the geology offshore Angola (Kwanza Basin) and Gabon (South Gabon Coastal Basin) is a direct analog to the geology offshore Brazil (Campos and Santos Basins) where recent pre-salt discoveries, such as Lula and Jubarte, are located. The basis for this hypothesis is that 150 million years ago, current day South America and Africa were part of a larger continent that broke apart. As these land masses slowly drifted away from each other, rift basins formed. These basins were filled with organic rich material and sediments, which in time became hydrocarbon source rocks and reservoirs. A thick salt layer was subsequently deposited, forming a seal over the reservoirs. Finally the continents continued to drift apart, forming two symmetric geologic areas separated by the Atlantic Ocean. This symmetry in geology is particularly notable in the deepwater areas offshore Gabon, Angola and the Campos Basin offshore Brazil. From an exploration perspective, we believe this similarity is very meaningful, particularly in the context of recent pre-salt Brazilian discoveries, our recent pre-salt Cameia discovery and the recent Azul pre-salt discovery by Maersk.

Prospect Identification and Lease Acquisition

Similar to our approach in the deepwater U.S. Gulf of Mexico, our business model offshore West Africa begins with prospect identification and lease or license acquisition. Internationally, oil and gas companies typically acquire their rights to explore for and produce hydrocarbons by entering into a "license" arrangement with the applicable host government. We use the terms "lease" and "license" interchangeably in this Annual Report on Form 10-K. Consistent with our "rift" hypothesis that the geology offshore Angola and Gabon was a direct analog to the geology offshore Brazil where recent large pre-salt discoveries are located, we acquired approximately 125,000 line miles (200,000 line kilometers) of 2-D seismic data offshore West Africa. After analyzing and evaluating 2-D seismic data and certain well data, we sought to obtain leases to explore for and develop hydrocarbons offshore West Africa in those areas that offered what we believed were the highest potential for large hydrocarbon deposits. Specifically, we targeted Blocks 9, 20 and 21 offshore Angola and the Diaba Block offshore Gabon.

We executed Risk Services Agreements ("RSAs") for Blocks 9 and 21 offshore Angola with Sonangol, Sonangol Pesquisa e Produção, S.A. ("Sonangol P&P"), Nazaki Oil and Gáz, S.A. ("Nazaki"), and Alper Oil, Limitada ("Alper"). The RSAs govern our 40% working interest in and operatorship of Blocks 9 and 21 offshore Angola and form the basis of our exploration, development and production operations on these blocks. On December 20, 2011, we executed a Production Sharing Contract (the "PSC") with Sonangol, Sonangol P&P, BP Exploration Angola (Kwanza Benguela) Limited ("BP"), and China Sonangol International Holding Limited ("China Sonangol") for Block 20 offshore Angola. The PSC governs our 40% working interest in and operatorship of Block 20 offshore Angola and forms the basis of our exploration, development and production operations on Block 20 offshore Angola. Subsequent to its execution of the PSC, China Sonangol assigned its working interest in Block 20 to BP. We do not have contractual rights to sell natural gas on our Angola blocks, but we have the right to use the natural gas during lease operations.

Block 9 is approximately 1 million acres (4,000 square kilometers) in size or approximately 167 U.S. Gulf of Mexico blocks and is located immediately offshore in the southeastern-most portion of the Kwanza Basin. Water depth ranges from zero to more than 3,200 feet (1,000 meters). Block 21 is approximately 1.2 million acres (4,900 square kilometers) in size or approximately 200 U.S. Gulf of Mexico blocks. The block is 30 to 90 miles (50 to 140 kilometers) offshore in water depths of 1,300 to 5,900 feet (400 to 1,800 meters) in the central portion of the Kwanza Basin. Block 20 is approximately 1.2 million acres (4,900 square kilometers) in size or approximately 200 U.S. Gulf of Mexico blocks and is centered approximately 75 miles west of Luanda in the deepwater Kwanza Basin. It is immediately to the north of Block 21.

Offshore Gabon, we entered into an assignment agreement in February 2008 with Total Gabon, S.A. ("Total Gabon") and acquired a 21.25% working interest in the Diaba Block. Through the assignment we became a party to the Production Sharing Agreement ("PSA") between the operator Total Gabon and the Republic of Gabon. The PSA gives us the right to recover costs incurred and receive a share of the remaining profit from any commercial discoveries made on the block. The Diaba Block is approximately 2.2 million acres (9,100 square kilometers) in size or approximately 370 U.S. Gulf of Mexico blocks. The block is 40 to 120 miles (60 to 200 kilometers) offshore in water depths of 300 to 10,500 feet (100 to 3,200 meters) in the central portion of the offshore South Gabon Coastal basin. We have contractual rights to any natural gas discovered on our Gabon license area.

In connection with and following the acquisition of our licenses on Blocks 9, 20 and 21 offshore Angola and the Diaba Block offshore Gabon, we acquired 3-D seismic data covering approximately 6,950 square miles (18,000 square kilometers) offshore Angola and Gabon, and began analyzing and reprocessing this data. This includes advanced imaging information, such as wide-azimuth studies, to further our understanding of a particular prospect's characteristics, including both trapping mechanics and fluid migration patterns. Reprocessing is accomplished through a series of model building steps that incorporate the geometry of the salt and below-salt geology to optimize the final image. We also commenced a 3-D seismic acquisition in late 2012 covering approximately 1,120 square miles (2,900 square kilometers) on Block 21 offshore Angola that will be used in connection with the development of our Cameia discovery as well as ongoing exploration activity.

As of December 31, 2012, our working interests in Blocks 9, 20 and 21 offshore Angola and the Diaba Block offshore Gabon comprised an aggregate 5,652,687 gross (1,840,581 net) undeveloped acres. We do not currently own any working interests in developed acreage offshore West Africa, although exploratory and appraisal wells have discovered hydrocarbons at our Cameia prospect on Block 21 offshore Angola and we have filed a declaration of commercial well with respect to our Cameia #1 exploratory well. We have not yet made a formal declaration of commercial discovery under our RSA governing Block 21 and our Cameia prospect, so we are unable to determine the size of any potential development area covering our Cameia prospect at this time. Upon the filing of a declaration of commercial discovery and the approval of a development area by the applicable Angolan government authorities, we will be in a position to specify the acreage assigned to the Cameia development area and seek approval of a formal development plan. After the approval of a development plan, the delineation of a development area and the completion of certain other steps, we will evaluate which acreage associated with the Cameia prospect could then be classified as developed acreage. See "Risk Factors—Risks Relating to Our Business—Our discoveries remain subject to varying degrees of additional evaluation, analysis and partner and regulatory approvals prior to official project sanction and development."

The table below summarizes our undeveloped acreage scheduled to expire in the next five years offshore West Africa.

	Undeveloped Acres Expiring									
	2013		2014		2015		2016		2017 and thereafter	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Offshore West Africa										
Angola:										
Block 9[1]	—	—	988,668	395,467	—	—	—	—	—	—
Block 20[2]	—	—	—	—	—	—	—	—	1,210,569	484,228
Block 21[3]	—	—	—	—	1,210,816	484,326	—	—	—	—
Gabon:										
Diaba Block[4]	—	—	—	—	—	—	2,242,634	476,560	—	—

(1) Pursuant to our RSA governing Block 9, our license to acreage not defined by an approved development area will expire as of March 1, 2014, subject to certain extensions. This expiration date may be extended by three years if we notify Sonangol in writing of such extension at least thirty days before March 1, 2014 provided we have otherwise fulfilled our obligations under the agreement and agree to drill additional wells pursuant to the RSA.

(2) Pursuant to the PSC governing Block 20, our license to acreage not defined by an approved development area will expire as of January 1, 2017, subject to certain extensions. This expiration date may be extended by three years if we notify Sonangol in writing of such extension at least thirty days before January 1, 2017, provided we have otherwise fulfilled our obligations under the agreement and agree to drill additional wells pursuant to the PSC.

(3) Pursuant to our RSA governing Block 21, our license to acreage not defined by an approved development area will expire as of March 1, 2015, subject to certain extensions. This expiration date may be extended by three years if we notify Sonangol in writing of such extension at least thirty days before March 1, 2015 provided we have otherwise fulfilled our obligations under the agreement and agree to drill additional wells pursuant to the RSA. The undeveloped acreage numbers listed in this row include acreage associated with our Cameia prospect, upon which exploratory and appraisal wells have discovered hydrocarbons, but a formal declaration of commercial discovery has not yet been filed with the applicable Angolan government authorities and therefore an associated development area has not yet been approved.

(4) Pursuant to the PSA governing the Diaba Block, our license to acreage not defined by an approved development area will expire as of December 31, 2016, subject to certain extensions.

Prospects and Plans for Exploration

As a result of our prospect identification process and license acquisition efforts, we currently have an extensive pre-salt prospect inventory offshore West Africa. This inventory includes dozens of prospects in various states of maturation on Blocks 9, 20 and 21 offshore Angola and the Diaba Block offshore Gabon. The initial well drilled to test a prospect is referred to as an exploratory well. Offshore Angola and Gabon, we estimate that the gross cost to drill, evaluate and perform a production test, if necessary, on an exploratory well is approximately $100 to $160 million per well for pre-salt prospects.

See "Risk Factors—Risks Relating to Our Business—Drilling wells is speculative, often involving significant costs that may be more than our estimates, and may not result in any discoveries or additions to our future production or reserves. Any material inaccuracies in drilling costs, estimates or underlying assumptions will materially affect our business."

Our near term exploration plans call for the following exploratory wells to be drilled:

Mavinga #1. We expect to spud the Mavinga #1 exploratory well (formerly referred to as our North Cameia prospect) in the first quarter of 2013. The Mavinga #1 exploratory well will target pre-salt horizons in Block 21 offshore Angola, where we are the named operator with a 40% working interest. Mavinga was mapped using our pre-stack, depth-migrated 3-D seismic data. This prospect is located approximately 10 kilometers northwest of the Cameia #1 exploratory well location. Nazaki (30%), Alper (10%) and Sonangol P&P (20%) are our partners in the Mavinga prospect.

Lontra #1. We expect to spud the Lontra #1 exploratory well in the second quarter of 2013. The Lontra #1 exploratory well will target pre-salt horizons in Block 20, where we are the named operator with a 40% working interest. Lontra was mapped using our 3-D seismic data. BP (30%) and Sonangol P&P (30%) are our partners in the Lontra prospect.

Bicuar #1. We expect to spud the Bicuar #1 exploratory well in the third quarter of 2013. The Bicuar #1 exploratory well will target pre-salt horizons in Block 21 offshore Angola, where we are the named operator with a 40% working interest. Bicuar was mapped using our pre-stack, depth-migrated 3-D seismic data. Nazaki (30%), Alper (10%) and Sonangol P&P (20%) are our partners in the Bicuar prospect.

Idared #1. We expect to spud the Idared #1 exploratory well in the fourth quarter of 2013. The Idared #1 exploratory well will target pre-salt horizons in Block 20 offshore Angola, where we are the named operator with a 40% working interest. Idared was mapped using our 3-D seismic data. BP (30%) and Sonangol P&P (30%) are our partners in the Idared prospect.

Baleia #1. We expect to spud the Baleia #1 exploratory well in 2014. The Baleia #1 exploratory well will target pre-salt horizons in Block 20 offshore Angola, where we are the named operator with a 40% working interest. Baleia was mapped using our 3-D seismic data. BP (30%) and Sonangol P&P (30%) are our partners in the Baleia prospect.

Loengo #1. We expect to spud the Loengo #1 exploratory well in 2014. The Loengo #1 exploratory well will target pre-salt horizons in Block 9 offshore Angola, where we are the named operator with a 40% working interest. Loengo was mapped using our 3-D seismic data. Nazaki (30%), Alper (10%) and Sonangol P&P (20%) are our partners in the Loengo prospect.

Diaman #1. We will participate as a non-operator in the Diaman #1 exploratory well (formerly referred to as our Mango prospect), which will test pre-salt horizons on the Diaba block offshore Gabon, where Total Gabon is the named operator and we own a 21.25% working interest. We expect Total Gabon, as operator, to spud the Diaman #1 exploratory well in the second quarter of 2013. Diaman was mapped using 3-D seismic data.

Diaman South #1. We will participate as a non-operator in the Diamon South #1 exploratory well (formerly referred to as our Mango South prospect), which will test pre-salt horizons on the Diaba block offshore Gabon, where Total Gabon is the named operator and we own a 21.25% working interest. Total Gabon, as operator, may choose to spud the Diaman South #1 exploratory well following the completion of operations on the Diaman #1 exploratory well. Diaman South was mapped using 3-D seismic data.

In addition, we plan to continue maturing several follow-on prospects on Blocks 9, 20, and 21 offshore Angola and the Diaba Block offshore Gabon. See "Risk Factors—Risks Relating to Our

Business—Our identified drilling locations are scheduled out over several years, making them susceptible to uncertainties that could materially alter the occurrence or timing of their drilling."

Plans for Appraisal

Following a successful exploratory well on a prospect, the operator may choose to drill one or more appraisal wells to delineate the size and other characteristics of the discovered field, including the areal extent of the field. The drilling of an appraisal well is an important step in the process of being able to determine whether a development of a discovered field would be economic. Offshore Angola and Gabon, we estimate that the gross cost to drill, evaluate and perform a production test, if necessary, on an appraisal well is approximately $100 to $160 million per well for pre-salt prospects. We do not currently have any near term plans to drill appraisal wells offshore Angola or Gabon. However, if any of our near-term exploratory wells are successful, we may decide to drill an appraisal well to further delineate the size and other characteristics of the discovery. In addition to the drilling of appraisal wells, other elements of our appraisal work may include the evaluation and analysis of well logs, reservoir core samples, fluid samples and the results of production tests from both exploratory and appraisal wells. See "Risk Factors—Risks Relating to Our Business—Drilling wells is speculative, often involving significant costs that may be more than our estimates, and may not result in any discoveries or additions to our future production or reserves. Any material inaccuracies in drilling costs, estimates or underlying assumptions will materially affect our business."

Discoveries and Plans for Development

The information obtained from the drilling of exploratory and appraisal wells is used to create a development plan, which may include the construction of offshore facilities and drilling of development wells designed to efficiently produce and optimize recovery of hydrocarbons from the field. Any oil resources, if developed, would use either newly constructed processing facilities owned by the working-interest partnership, which would be a capital expense, or processing facilities leased from third-party providers, which would be an operating expense. In general, we expect our development wells will be produced through subsea templates tied back to the processing facilities. We estimate that the average gross cost to drill and complete a development well would be approximately $100 to $160 million for pre-salt fields offshore Angola and Gabon. In addition to the drilling and completion costs associated with development wells, we also expect to incur substantial costs associated with the design, construction and installation of subsea, umbilical, riser and flowline systems.

As an operator in Angola, we expect that our primary development concept for any discovery, including our Cameia pre-salt discovery, will be standardized phased developments to enhance understanding of reservoir performance and optimize development planning. For each discovery, we expect that an early production system incorporating a floating production, storage and offloading ("FPSO") system will be implemented, to then be followed by a further standardized FPSO system depending on the size of the discovery and associated development. All FPSOs offshore Angola are expected to be leased.

A discovery made by the initial exploratory well on a prospect does not ensure that we will ultimately develop or produce oil or gas from such prospect or that a development will be economically viable or successful. Following a discovery by an initial exploratory well, substantial additional evaluation and analysis will need to be performed prior to official project sanction and development, which may include (i) the drilling of appraisal wells, (ii) the evaluation and analysis of well logs, reservoir core samples, fluid samples and the results of production tests from both exploratory and appraisal wells, and (iii) the preparation of a development plan which includes economic assumptions on the costs of drilling development wells, and the construction or leasing of offshore production facilities and transportation infrastructure. Regulatory approvals are also required to proceed with certain development plans. Any of the foregoing steps of evaluation and analysis may render a particular discovery uneconomic and we may ultimately decide to abandon the prospect, despite the fact that the initial exploratory well, or subsequent appraisal wells, discovered hydrocarbons. See "Risk Factors—Risks Relating to Our Business—Our discoveries remain subject to varying degrees of additional evaluation, analysis and partner and regulatory approvals prior to official project sanction and development."

Cameia Discovery. On February 9, 2012, we announced that the Cameia #1 exploratory well was drilled in 5,518 feet (1,682 meters) of water to a total depth of 16,030 feet (4,886 meters), at which point an extensive wire-line evaluation program was conducted. The results of this wire-line evaluation program confirmed the presence of a 1,180 foot (360 meter) gross continuous hydrocarbon column with over a 75% net to gross pay estimate. No gas/oil or oil/water contact was evident on the wire line logs. An extended Drill Stem Test ("DST") was performed on the Cameia #1 exploratory well to provide additional information. The DST flowed at an un-stimulated sustained rate of 5,010 barrels per day of 44-degree API gravity oil and 14.3 million cubic feet per day of associated gas (approximately 7,400 BOEPD) with minimal bottom-hole pressure drawdown. Upon shut-in, the bottom-hole pressure reverted to its initial state in less than one minute. The well bore used in the DST had a perforated interval of less than one-third of the reservoir section. The flow rate, which was restricted by surface equipment, facility and safety precautions, confirmed the presence of a very thick, continuous, high quality reservoir. We believe the well, without such restrictions, would have the potential to produce in excess of 20,000 barrels of oil per day. We are the operator of and own a 40% working interest in the Cameia discovery.

Our Cameia discovery confirms our West Africa pre-salt geologic model, including a working pre-salt petroleum system, significantly de-risked the geologic uncertainty associated with the deepwater Angolan pre-salt play, and increased the likelihood of geologic success on our adjacent undrilled prospects offshore Angola. In addition, the results of the Cameia #1 exploratory well confirmed or exceeded our pre-drill estimates of reservoir quality and thickness. Such results also lead us to believe that the areal extent of the Cameia #1 pre-salt discovery is between 7,500 and 25,000 acres (30 to 100 square kilometers).

On July 31, 2012, we provided an update on the status of our Cameia #2 appraisal well located in Block 21 offshore Angola. The Cameia #2 appraisal well (i) confirmed the presence of a large hydrocarbon accumulation in what is a high quality reservoir, (ii) discovered a new hydrocarbon-bearing zone at least 440 feet (134 meters) deeper than that which was observed in the Cameia #1 exploratory well, and (iii) demonstrated lateral continuity within the reservoir originally encountered by the Cameia #1 exploratory well. The Cameia #2 appraisal well was drilled approximately 1.7 miles (2.7 kilometers) south from the Cameia #1 exploratory well to the total depth of 17,963 feet (5,475 meters).

We are currently in the process of performing a DST on the new deeper hydrocarbon-bearing zones encountered by the Cameia #2 appraisal well. We expect to announce the results of this DST in the first quarter of 2013.

We continue to advance plans to develop our Cameia discovery in Block 21 offshore Angola following the drilling of the successful Cameia #2 appraisal well. Our confidence in advancing plans to develop our Cameia discovery is based on the fact that the drilling results from our Cameia #2 appraisal well penetrated hydrocarbons and demonstrated lateral continuity within the reservoir originally encountered by our Cameia #1 exploratory well. This provided additional assurance of sufficient areal extent to support our plans to proceed with the evaluation of development options. Our subsurface development work is in process, with static and dynamic reservoir simulators under development to help refine our resource estimates and optimize well spacing for the first phase of development. We are also progressing our development well design, including the development of drilling and completion options. We are preparing tender documents for a drilling rig to be used in development operations and long-lead equipment for drilling and completion operations. In addition, we are also continuing our production chemistry analysis, which will help us better understand the flow assurance requirements that will be considered in our subsea design. We are currently working to define the scope of our subsea, umbilical, riser and flowline requirements, and we expect to select the subsea architecture in 2013 to be used in the first phase of the Cameia development. We have received and are currently evaluating proposals from five suppliers of FPSO vessels for production operations at Cameia and anticipate initiating front-end engineering design and detailed engineering scopes in 2013. We currently estimate first production from the Cameia field during 2016, assuming continued alignment with our partners and Sonangol, among other things. See "Risk Factors—Risks Relating to Our Business—Our discoveries remain subject to varying degrees of additional evaluation, analysis and partner and regulatory approvals prior to official project sanction and development."

EXPLORATION TO PRODUCTION BUSINESS MODEL

MATURING PROSPECTS	EXPLORATION WELLS	APPRAISAL	PRE-PRODUCTION[1]
Angola			
Block 21 #4, #5, #6	Block 21—Mavinga #1 Block 21—Bicuar #1	Block 21—Cameia Lower Reservoir	Block 21—Cameia Upper Reservoir
Block 20 #4, #5	Block 20—Lontra #1 Block 20—Idared #1 Block 20—Baleia #1		
Block 9 #2	Block 9—Loengo #1		
Gabon			
Diaba #3, #4	Diaba—Diaman #1 Diaba—Diaman South #1		

(1) Discoveries that we classify as being in a "pre-production" phase are those in which successful exploration and appraisal wells have been drilled and we, in cooperation with any partners on the applicable discovery, are continuing to advance plans to develop the field. Substantial additional evaluation and analysis may need to be performed prior to official project sanction and development, which includes the preparation of a development plan containing economic assumptions on the costs of drilling development wells, and the construction or leasing of offshore production facilities and transportation infrastructure. Such evaluation and analysis could render a particular discovery uneconomic and it is possible that we could ultimately decide to abandon the prospect, despite the fact that we currently classify the discovery as being in "pre-production." See "Risk Factors—Risks Relating to Our Business—Our discoveries remain subject to varying degrees of additional evaluation, analysis and partner and regulatory approvals prior to official project sanction and development."

The maps below show our offshore West Africa prospects, near-term exploratory wells, and discoveries in appraisal and pre-production.

Angola



Pre-Production
Appraisal
Exploratory Wells
Maturing Prospects
Cobalt License
Pre-Salt Discoveries
Cobalt Prospects
Baleia #1
Luanda
Lontra #1
Idared #1
Block 20
Block 20 #4, #5
Mavinga #1
Block 21 #5, #6
Block 21 #4
Block 21
Cameia – Upper Reservoir
Cameia – Lower Reservoir
Bicuar #1
Loengo #1
Sumbe
Block 9 #2
Block 9
0 100
Kilometers
A N G O L A

Gabon



GABON
Exploratory Wells
Maturing Prospects
Cobalt License
Cobalt Prospects
0 100
Kilometers
Diaba
Diaman #1
Diaba #3
Diaba #4
Diaman South #1

Drilling Rigs

We currently have two drilling rigs under contract to support our pre-salt exploratory drilling campaign offshore Angola during 2013: the Diamond Ocean Confidence and the Petroserv SSV Catarina. We have the right to use the Ocean Confidence to complete the DST on the lower reservoir penetrated by the Cameia #2 appraisal well and drill two additional wells, which will include our Mavinga #1 exploratory well and one additional well. The first well will be at a dayrate of $375,000 and the second well at a dayrate of $430,000. On July 30, 2012, we executed a drilling contract with an affiliate of Petroserv S.A. for the SSV Catarina, a new-build, sixth-generation semi-submersible drilling rig. The SSV Catarina drilling rig was mobilized from South Korea in January 2013 and we expect it to arrive in Angola late in the first quarter or early in the second quarter of 2013. The SSV Catarina drilling contract provides for a firm three-year commitment, beginning upon arrival of the rig to our Lontra #1 exploratory well location on Block 20 offshore Angola, at a day rate of approximately $600,000 and two one-year extension options at day rates to be mutually agreed. Such rates are subject to standard reimbursement and escalation contractual provisions.

Prior Drilling Results and Drilling Statistics

The results of each of the wells we have drilled as operator offshore West Africa since our formation are listed below.

Cameia #1. On February 9, 2012, we announced that the Cameia #1 exploratory well was drilled in 5,518 feet (1,682 meters) of water to a total depth of 16,030 feet (4,886 meters), at which point an extensive wire-line evaluation program was conducted. The results of this wire-line evaluation program confirmed the presence of a 1,180 foot (360 meter) gross continuous hydrocarbon column with over a 75% net to gross pay estimate. No gas/oil or oil/water contact was evident on the wire line logs. An extended DST was performed on the Cameia #1 exploratory well to provide additional information. The DST flowed at an un-stimulated sustained rate of 5,010 barrels per day of 44-degree API gravity oil and 14.3 million cubic feet per day of associated gas (approximately 7,400 BOEPD) with limited drawdown. The flow rate, which was restricted by surface equipment, facility and safety precautions, confirmed the presence of a very thick, continuous, high quality reservoir. See "—Discoveries and Plans for Development—Cameia Discovery."

Cameia #2. On July 31, 2012, we provided an update on the status of our Cameia #2 appraisal well located in Block 21 offshore Angola. The Cameia #2 appraisal well (i) confirmed the presence of a large hydrocarbon accumulation in what is a high quality reservoir, (ii) discovered a new hydrocarbon-bearing zone at least 440 feet (134 meters) deeper than that which was observed in the Cameia #1 exploratory well, and (iii) demonstrated lateral continuity within the reservoir originally encountered by the Cameia #1 exploratory well. The Cameia #2 appraisal well was drilled approximately 1.7 miles (2.7 kilometers) south from the Cameia #1 exploratory well to the total depth of 17,963 feet (5,475 meters). See "—Discoveries and Plans for Development—Cameia Discovery."

Bicuar #1. On July 27, 2011, we announced that we had commenced our initial two well pre-salt exploratory drilling program on Block 21 offshore Angola by spudding the surface hole of the Bicuar #1 exploratory well. On July 20, 2011, after setting the 36" conductor casing and drilling approximately 689 feet (210 meters) of surface hole, we encountered an over pressured water sand resulting in a water flow with limited quantities of natural gas. No safety or environmental issues resulted from the incident, and we subsequently plugged and abandoned the Bicuar #1 exploratory well. We expect to spud the Bicuar #1 exploratory well from a different surface hole location in the third quarter of 2013.

The following table sets forth information with respect to the gross and net oil and gas wells we drilled offshore West Africa during the periods indicated. The information presented is not necessarily indicative of future performance, and should not be interpreted to present any correlation between the number of productive wells drilled and quantities or economic value of any reserves found. Productive wells include wells that have been drilled to the targeted depth and prove, in our opinion, to be capable of producing either oil or gas in sufficient quantities that will justify completion as an oil or gas well. A dry well is an exploratory, appraisal or development well that proves to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

	Offshore West Africa					
	2012[2]		2011		2010	
Wells Drilled	**Gross**	**Net**	**Gross**	**Net**	**Gross**	**Net**
Exploratory[1]						
Productive	2	0.8	—	—	—	—
Dry	—	—	—	—	—	—
Total	2	0.8	—	—	—	—

(1) We did not drill any development wells offshore West Africa during the fiscal years ended December 31, 2012, 2011 and 2010, respectively. The numbers in this table do not reflect our drilling of the surface hole of the Bicuar #1 exploratory well, as we plugged and abandoned the well after drilling only 689 feet (210 meters). See "—Bicuar #1" for more information.

(2) The wells noted include our Cameia #1 exploratory well and Cameia #2 appraisal well.

The following table sets forth information with respect to the gross and net oil and gas wells that are currently drilling offshore West Africa (including wells that are temporarily suspended) as of the date of this Annual Report on Form 10-K, but does not include oil and gas wells that have been drilled to their targeted depth and have subsequently been either temporarily or permanently plugged and abandoned.

West Africa	
Gross[1]	**Net[1]**
1	0.40

(1) The well noted is the DST on our Cameia #2 appraisal well.

MATERIAL AGREEMENTS

TOTAL Alliance

On April 6, 2009, we announced that we had entered into a long-term alliance with Total. This alliance transaction principally consisted of:

- A simultaneous exchange agreement, between Total and ourselves, dated April 6, 2009 (the "Exchange Agreement"), whereby both Total and ourselves agreed to combine each company's respective U.S. Gulf of Mexico exploratory lease inventories except as to certain leases which were purchased by us and Total under separate purchase and sale agreements. This was achieved through the transfer of a 40% interest in our leases to Total in return for a 60% interest in Total's leases, and resulted in a current combined alliance portfolio covering 239 U.S. Gulf of Mexico blocks. As the Exchange Agreement contemplates the combination of Total and our U.S. Gulf of Mexico exploratory lease inventories, it excludes the Heidelberg portion of our Ligurian/Heidelberg prospect, our Shenandoah prospect, and all developed or producing properties held by Total in the U.S. Gulf of Mexico. The terms of the exchange agreement mandate the alliance, with Cobalt as operator, to drill an initial five-well program on existing Cobalt-operated blocks. This well program is expected to be drilled on the prospects of Ligurian, Criollo, North Platte, Aegean and Ardennes. In order to drill this initial program, Total committed to provide us with the use of a drilling rig to drill the well program. Furthermore, pursuant to the terms of the Exchange Agreement, Total has also committed, among other things, to (i) pay up to $300 million to carry a substantial share of costs first allocable to us based on our 60% ownership interest in the combined alliance properties with respect to this five-well program and certain other exploration, appraisal and development activities (above the amounts Total has agreed to pay as owner of a 40% interest in such properties), (ii) pay an initial amount of approximately $280 million primarily as reimbursement of our share of historical costs in our contributed properties and consideration under purchase and sale agreements covering leases not included in the Exchange Agreement, and (iii) based on the success of the alliance's five-well program (primarily defined as discoveries of petroleum accumulations of at least 100 feet of net pay thickness for Miocene objectives and 250 feet of net pay thickness for Lower Tertiary objectives), pay up to $180 million to carry a substantial share of costs first allocable to Cobalt based on its 60% ownership interest in combined alliance properties with respect to additional wells and certain other exploration, appraisal and development activities outside of the five-well program, in all cases subject to certain conditions and limitations. Any additional carry owed to us based on the success of the alliance's five-well program will increase the commitment by Total to pay a disproportionate share of the costs of additional wells drilled and certain other exploration and development activities incurred outside of the five-well program. To date, Total has paid us the initial amount of approximately $280 million as reimbursement of our share of historical costs in our contributed properties and consideration under purchase and sale agreements. As of December 31, 2012, approximately $95 million of the $300 million that Total is obligated to carry us remains available to us, as does the potential award of up to $120 million based on the success of the alliance. Our North Platte #1 well has qualified as a "successful well" pursuant to the terms of our alliance with Total and in February 2013 Total increased the amount of drilling costs that it is obligated to carry us by $60 million.
- A management and area of mutual interest agreement, between Total and ourselves, dated April 6, 2009 (the "Total AMI Agreement"), whereby both Total and ourselves agreed to participate in an area of mutual interest covering the whole U.S. Gulf of Mexico. The Total AMI Agreement is for a term of ten years, and grants each party the right and option, but not the obligation, to acquire a share of any oil and natural gas leasehold interest acquired by the other party within the designated area. The Total AMI Agreement excludes the Heidelberg portion of our Ligurian/Heidelberg prospect, our Shenandoah prospect, and all developed or producing

properties held by Total in the U.S. Gulf of Mexico. For the duration of the term of the Total AMI Agreement, Total will pay 40% of the general and administrative costs relating to our operations in the U.S. Gulf of Mexico. Furthermore, this agreement designates us as the operator for all exploratory and appraisal operations. Upon completion of appraisal operations, operatorship will be determined by Total and ourselves, with the greatest importance being placed on majority (or largest) working interest ownership and the respective experience of each party in developments which have required the design, construction and ownership of a permanently anchored host facility to collect and transport oil or natural gas from such development.

Sonangol Partnership

On May 15, 2008, we entered into a participation agreement with Sonangol, which established the terms of our deepwater U.S. Gulf of Mexico partnership with Sonangol. This partnership currently consists of an agreement for Sonangol to participate in the development of certain prospects on 15 of our deepwater U.S. Gulf of Mexico leases. In this regard, Sonangol purchased a 25% non-operated interest in the blocks containing our Sulu, Ligurian and Rocky Mountain prospects, among others. Furthermore, in connection with the partnership, Sonangol purchased their interests in our leases for the price we paid for such leases in the 2007 and 2008 Central Gulf of Mexico Lease Sales, reimbursed us $10 million for our share of historical seismic and exploration costs in the subject properties and allow us to act as the operator on all of the subject properties.

Production Sharing Contract for Block 20 Offshore Angola

On December 15, 2011, the Council of Ministers of Angola published Decree Law No. 303/11 which granted the mining rights for the prospecting, research, development and production of hydrocarbons on Block 20 offshore Angola to Sonangol, as the national concessionaire, and appointed us as the operator of Block 20. On December 20, 2011, CIE Angola Block 20 Ltd., our wholly-owned subsidiary, executed the PSC with Sonangol, Sonangol P&P, BP and China Sonangol. Subsequent to its execution of the PSC, China Sonangol assigned its working interest in Block 20 to BP. The PSC forms the basis of our exploration, development and production operations on Block 20 offshore Angola. We are the operator of and own a 40% working interest in Block 20 offshore Angola. Under the PSC, in order to preserve our rights in Block 20, we will be required to drill four exploratory wells (with at least one of these wells having a pre-salt objective), acquire approximately 1,500 square kilometers of 3-D seismic data, and make at least one commercial discovery, all within five years of the signing of the PSC, subject to certain extensions. We have the right to a 30-year production period. In order to guarantee these exploration work obligations under the PSC, we and BP are required to post a financial guarantee of $360 million. Our share of this financial guarantee is 57.14%, or approximately $206 million. We have delivered a letter of credit to Sonangol for such amount. As we complete our work obligations under the PSC, the amount of this letter of credit will be reduced accordingly. We acquired approximately 1,500 square kilometers of 3-D seismic data in 2012, and, accordingly, our letter of credit was reduced by approximately $17.1 million on August 16, 2012. In addition, pursuant to the PSC, we and BP are required to make certain contributions for bonus, scholarships and for social projects such as the Sonangol Research and Technology Center aggregating $607.5 million, comprised of $242.5 million in the first year after the signing of the PSC, $85 million on each of the first, second and third anniversaries of the signing of the PSC, and $110 million on the fourth anniversary of the signing of the PSC. We are obligated to pay 57.14% of the foregoing costs, less $10 million previously paid, or approximately $337 million. On January 6, 2012, we funded our share of the social contributions due upon the signing of the PSC. We shall recover all exploration, development, production, administration and services expenditures incurred under the PSC by taking up to a maximum amount of 50% of all oil produced from Block 20. In addition, proportionate with our working interest in Block 20, we will receive 40% of a variable revenue stream that the Contractor

Group (as defined in the PSC) will be allocated from Sonangol based on the Contractor Group's rate of return, reduced by applicable Angolan taxes, calculated on a quarterly basis. The variable revenue stream paid by Sonangol to the Contractor Group ranges from 10% to 70%, and is inversely related to the applicable rate of return. We do not have contractual rights to sell natural gas from Block 20, but we have the right to use the natural gas during lease operations.

Risk Services Agreements for Blocks 9 and 21 Offshore Angola

On June 11, 2009, the Council of Ministers of Angola published Decree Law No. 15/09 and Decree Law No. 14/09 which granted the mining rights for the prospecting, exploration, development and production of hydrocarbons on Blocks 9 and 21 offshore Angola, respectively, to Sonangol, as the national concessionaire, and appointed us as the operator of Blocks 9 and 21, respectively. Pursuant to these Decree Laws, in October 2009, we completed negotiations with Sonangol and initialed the finalized RSAs for Blocks 9 and 21 offshore Angola. On December 16, 2009, the Council of Ministers of Angola approved the terms of the finalized RSAs. On February 24, 2010, we executed RSAs for Blocks 9 and 21 offshore Angola with Sonangol, Sonangol P&P, Nazaki and Alper. Cobalt, Sonangol P&P, Nazaki and Alper comprise the "Contractor Group" under the RSAs. The RSAs govern our 40% working interest in and operatorship of Blocks 9 and 21 offshore Angola and form the basis of our exploration, development and production operations on these blocks.

- Under the RSA for Block 9, in order to preserve our rights in the block, we will be required to drill three wells, as well as acquire approximately 10,764 million square feet (1,000 square kilometers) of seismic data, and find at least one commercial discovery, within four years of its signing. This four year period may be extended by one extension of three years if we notify Sonangol in writing of such extension at least thirty days before the end of the four year period and if we have otherwise fulfilled our obligations under the agreement. After this initial four or seven year period ends, our rights in the block are only preserved with respect to the development areas on the block on which discoveries have been made and all other portions of the block will be forfeited. After this initial four or seven year period ends, we will also be required to commence production within four years of the date of the commercial discovery, subject to certain extensions. We have the right to a 20 year production period. In order to guarantee our exploration work obligations under the RSA for Block 9, we and Nazaki are required to post a financial guarantee in the amount of approximately $87.5 million. Our share of this financial guarantee is approximately $54.7 million. In March 2010, we delivered a letter of credit to Sonangol for such amount. As we complete our work obligations under the RSA, the amount of this letter of credit will be reduced accordingly. We acquired approximately 2,500 square kilometers of 3-D seismic data on Block 9 in 2011, and, accordingly, our letter of credit was reduced by approximately $9.375 million on April 25, 2011. As is customary in Angola, we are required to make contributions for Angolan social projects and academic scholarships for Angolan citizens. We made such an initial contribution in March 2010 after the signing of the RSA and will make additional contributions upon each commercial discovery, upon project development sanction and each year after the commencement of production. We have a 40% working interest in Block 9, with Nazaki, Alper and Sonangol P&P holding lesser working interests in the block and sharing in the exploration, development and production costs associated with such block. Proportionate with our working interest in Block 9, we will receive 40% of a variable revenue stream that the Contractor Group will be allocated from Sonangol based on the Contractor Group's rate of return, calculated on a quarterly basis, and then reduced by applicable Angolan taxes and royalties. The Contractor Group's rate of return for each quarter will be determined by the Contractor Group's variable revenue stream from oil production less expenditures and Angolan taxes and royalties from the block. The variable revenue stream paid by Sonangol to the Contractor Group ranges from 72% to 95%, and is inversely related to the applicable rate of return. The Angolan taxes and royalties applicable to the variable revenue stream include the petroleum production tax (at a current tax rate of 20% applied to the Contractor Group's variable revenue stream), the petroleum transaction tax (at a current tax rate of 70% applied to the Contractor Group's variable revenue stream less expenditures less the Contractor Group's specified production allowance, which ranges from 55% to 95% of the Contractor Group's variable revenue stream depending inversely on the Contractor Group's rate of return) and the petroleum income tax (at a current tax rate of 65.75% applied to the Contractor Group's variable revenue stream less expenditures and less petroleum production and petroleum transaction taxes paid). We do not have contractual rights to sell natural gas from Block 9, but we have the right to use the natural gas during lease operations.

- Under the RSA for Block 21, in order to preserve our rights in the block, we will be required to drill four wells and find at least one commercial discovery, within five years of its signing. This five year period may be extended by one extension of three years if we notify Sonangol in writing of such extension at least thirty days before the end of the five year period and if we have otherwise fulfilled our obligations under the agreement. After this initial five or eight year period ends, our rights in the block are only preserved with respect to the development areas on the block on which discoveries have been made and all other portions of the block will be forfeited. After this initial five or eight year period ends, we will also be required to commence production within four years of the date of the commercial discovery, subject to certain extensions. We have the right to a 25 year production period. In order to guarantee these exploration work obligations under the Risk Services Agreement for Block 21, we and Nazaki are required to post a financial guarantee in the amount of approximately $147.5 million. Our share of this financial guarantee is approximately $92.2 million. In March 2010, we delivered a letter of credit to Sonangol for such amount. As we complete our work obligations under the RSA, the amount of this letter of credit will be reduced accordingly. As a result of completing drilling operations on our Cameia #1 exploratory well in 2012, our letter of credit was reduced by approximately $31.25 million on May 25, 2012. As is customary in Angola, we are required to make contributions for Angolan social projects and academic scholarships for Angolan citizens. We made such an initial contribution in March 2010 after the signing of the RSA and will make additional contributions upon each commercial discovery, upon project development sanction and each year after the commencement of production. We have a 40% working interest in Block 21, with Nazaki, Alper and Sonangol P&P holding lesser working interests in the block and sharing in the exploration, development and production costs associated with such block. Proportionate with our working interest in Block 21, we will receive 40% of a variable revenue stream that the Contractor Group will be allocated from Sonangol based on the Contractor Group's rate of return, calculated on a quarterly basis, and then reduced by applicable Angolan taxes and royalties. The Contractor Group's rate of return for each quarter will be determined by the Contractor Group's variable revenue stream from oil production less expenditures and Angolan taxes and royalties from the block. The variable revenue stream paid by Sonangol to the Contractor Group ranges from 60% to 96%, and is inversely related to the applicable rate of return. The Angolan taxes and royalties applicable to the variable revenue stream include the petroleum production tax (at a current tax rate of 20% applied to the Contractor Group's variable revenue stream), the petroleum transaction tax (at a current tax rate of 70% applied to the Contractor Group's variable revenue stream less expenditures less the Contractor Group's specified production allowance, which ranges from 35% to 90% of the Contractor Group's variable revenue stream depending inversely on the Contractor Group's rate of return) and the petroleum income tax (at a current tax rate of 65.75% applied to the Contractor Group's variable revenue stream less expenditures and less petroleum production and petroleum transaction taxes paid). We do not have contractual rights to sell natural gas from Block 21, but we have the right to use the natural gas during lease operations.

COMPETITION

The oil and gas industry is highly competitive. We encounter strong competition from other independent and major oil and gas companies in acquiring properties and securing trained personnel. Many of these competitors have financial and technical resources and staffs substantially larger than ours. As a result, our competitors may be able to pay more for desirable oil and gas properties, or to evaluate, bid for and purchase a greater number of properties than our financial or personnel resources will permit. Furthermore, these companies may also be better able to withstand the financial pressures of unsuccessful drill attempts, delays, sustained periods of volatility in financial markets and generally adverse global and industry-wide economic conditions, and may be better able to absorb the burdens resulting from changes in relevant laws and regulations, which would adversely affect our competitive position.

We are also affected by competition for drilling rigs and the availability of related equipment and personnel. Our recent Cameia pre-salt discovery, which significantly de-risked the geologic uncertainty associated with the offshore Angola pre-salt play, could increase the demand for drilling rigs and related equipment and personnel offshore West Africa which, in turn, could increase the competition for drilling rigs or related oilfield equipment and personnel and adversely affect our ability to secure such equipment or hire such personnel on favorable terms. Furthermore, higher commodity prices generally increase the demand for drilling rigs, supplies, services, equipment and crews, and can lead to shortages of, and increasing costs for, drilling equipment, services and personnel. Over the past three years, oil and gas companies have experienced higher drilling and operating costs. Shortages of, or increasing costs for, experienced drilling crews and equipment and services could restrict our ability to drill wells and conduct our operations.

Competition is also strong for attractive oil and gas producing properties, undeveloped leases and drilling rights, and we cannot assure you that we will be able to compete satisfactorily when attempting to make further acquisitions.

TITLE TO PROPERTY

We believe that we have satisfactory title to our prospect interests in accordance with standards generally accepted in the oil and gas industry. We currently have federal oil and gas leases in 246 blocks within the deepwater U.S. Gulf of Mexico covering approximately 1.4 million gross acres (0.7 million net acres). In West Africa, we currently have a license on the Diaba Block offshore Gabon, and licenses for Blocks 9, 20 and 21 offshore Angola. We do not have contractual rights to sell natural gas on our Angola blocks, but we have the right to use the natural gas during lease operations. We do, however, have contractual rights to any natural gas from our Gabon license area. Our prospect interests are subject to applicable customary royalty and other interests, liens under operating agreements, liens for current taxes, and other burdens, easements, restrictions and encumbrances customary in the oil and gas industry that we believe do not materially interfere with the use of or affect our carrying value of the prospect interests.

CONTAINMENT RESOURCES

We are a member of several industry groups that provide general and specific oil spill and well containment resources in the U.S. Gulf of Mexico, including the Helix Well Containment Group ("HWCG"), Clean Gulf Associates ("CGA"), the Marine Preservation Association ("MPA"), and National Response Corporation ("NRC").

We are a member of HWCG Holdings, LLC, which in turn wholly owns HWCG, LLC. HWCG, LLC serves as the operating entity for the members of HWCG by carrying out day-to-day business activities and serving as a contracting party for various oil spill and well containment equipment and services on behalf of the HWCG members. Our relationship with HWCG provides us access to the

Helix Producer 1, a production handling vessel, and the Helix Q4000, a multi-purpose field intervention and construction vessel. Together with various elements of relevant hardware such as hoses, connectors, risers, and similar equipment, the Helix Producer and the Helix Q4000 form the "Helix Fast Response System". The Helix Fast Response System is currently capable of facilitating control and containment of spills in water depths up to 10,000 feet and has capturing and processing capabilities of 55,000 barrels of oil per day and 95 million cubic feet of gas per day. HWCG has two capping stacks, a 15,000 psig capping stack and a 10,000 psig capping stack. The capping stacks are designed to handle deep, higher-pressure wells and would be used in the event a blowout preventer is ineffective. In addition to us, members of HWCG include operators such as Marathon Oil Company and Statoil Gulf of Mexico LLC, among others.

As a member of MPA, we have access to the resources of the Marine Spill Response Corporation ("MSRC"). MSRC provides a wide variety of surface spill equipment, including approximately 75% of the existing dispersant material in the U.S. Gulf of Mexico region. NRC is an umbrella response corporation that provides us access to a wide variety of surface spill response equipment as well as a wide group of surface response contractors that can address a surface response as well as play a support role in addressing a subsea well containment event. In addition, we have existing contracts with a number of contractors which have equipment that could assist in well containment efforts as well as with the surface effects of a subsea blowout or in addressing a concurrent surface spill. Examples of such equipment include, but are not limited to, anchor and supply vessels, subsea transponders and communication equipment, subsea cutting equipment, debris removal equipment, air and water monitoring and scientific support vessels, remote-operated vehicles, storage and shuttle vessels, and subsea dispersant equipment.

For our operations offshore West Africa, we have contracts in place for the provision of oil spill management, equipment and response services. Specifically, we have contracted with (i) Braemer-Howells, a U.K.-based company with staff in Angola, which provides us access to oil spill response management, equipment and services, (ii) the West and Central African Aerial Surveillance and Dispersant Service, a non-profit organization which provides aerial surveillance and chemical dispersant services offshore Angola utilizing aircraft based in Ghana, and (iii) Oil Spill Response Limited, a U.K.-based company which is wholly owned by exploration and production companies and provides us access to personnel and equipment for oil spill events. In addition, we have developed an Oil Spill Response Plan to address any potential spill, and we have access to equipment which is pre-staged in Angola, including containment boom, skimming systems, chemical dispersant systems, and temporary oil storage systems.

Furthermore, we also have contracts in place with O'Brien's Response Management and J. Connor Consulting for the provision of additional emergency response management services to help us address an incident in either the U.S. Gulf of Mexico or West Africa.

In considering the information above, specific reference should be made to the subsection of this Annual Report on Form 10-K titled "Risk Factors—Risks Relating to Our Business—We are subject to drilling and other operational hazards."

INSURANCE COVERAGE

We have insurance coverage in place for our U.S. Gulf of Mexico operations, consisting of a $500 million policy for operator's extra expense, which covers well control, re-drill and pollution clean-up expenses, a $450 million policy for third-party liability, and a $50 million policy for liabilities incurred under the Oil Pollution Act of 1990. In addition, we have identified certain unencumbered assets in the U.S. Gulf of Mexico to the Bureau of Ocean Energy Management ("BOEM") in order to demonstrate $100 million of Oil Spill Financial Responsibility through self-insurance under the Oil Pollution Act of 1990. For our West Africa operations, we have insurance policies in Angola that provide coverages of three times the amount of our nominal authorization-for-expenditure for each well, or approximately

$450 to $500 million, and policies in Gabon for approximately $350 million. In addition, we also have insurance policies in West Africa for up to $200 million for third party liability. Our stated policy limits scale down to our working interest based on the working interest in the prospect being drilled. We believe that these coverage amounts are sufficient and are consistent with what is held by our competitors operating in the deepwater U.S. Gulf of Mexico and West Africa.

In considering the information above, specific reference should be made to the subsection of this Annual Report on Form 10-K titled "Risk Factors—Risks Relating to Our Business—We may incur substantial losses and become subject to liability claims as a result of future oil and natural gas operations, for which we may not have adequate insurance coverage" and "Risk Factors—Risks Relating to Our Business—We are subject to drilling and other operational hazards."

ENVIRONMENTAL MATTERS AND REGULATION

General

We are, and our future operations will be, subject to various stringent and complex international, foreign, federal, state and local environmental, health and safety laws and regulations governing matters including the emission and discharge of pollutants into the ground, air or water; the generation, storage, handling, use, transportation and disposal of regulated materials; and the health and safety of our employees. These laws and regulations may, among other things:

- require the acquisition of various permits before drilling commences;
- enjoin some or all of the operations of facilities deemed not in compliance with such laws and regulations or permits issued thereunder;
- restrict the types, quantities and concentration of various substances that can be released into the environment in connection with oil and natural gas exploration, drilling, production and transportation activities;
- limit or prohibit drilling activities in certain locations lying within protected or otherwise sensitive areas; and
- require remedial measures to mitigate pollution from our operations.

These laws and regulations may also restrict the rate of oil and natural gas production below the rate that would otherwise be possible. Compliance with these laws can be costly; the regulatory burden on the oil and gas industry increases the cost of doing business in the industry and consequently affects profitability.

Moreover, particularly in light of the Deepwater Horizon incident in the U.S. Gulf of Mexico, public interest in the protection of the environment has increased. Offshore drilling in some areas has been opposed by environmental groups and, in other areas, has been restricted. Our operations could be adversely affected to the extent laws are enacted or other governmental action is taken that prohibits or restricts offshore drilling or imposes environmental requirements that result in increased costs to the oil and gas industry in general, such as more stringent or costly waste handling, disposal, cleanup requirements or financial responsibility and assurance requirements.

Accidental spills or releases may occur in the course of our operations, and we cannot assure you that we will not incur substantial costs and liabilities as a result, including costs relating to claims for damage to natural resources, property and persons. Moreover, environmental laws and regulations are complex, change frequently and have tended to become more stringent over time. Accordingly, we cannot assure you that we have been or will be at all times in compliance with such laws, or that environmental laws and regulations will not change or become more stringent in the future in a manner that could have a material adverse effect on our financial condition and results of operations.

The following is a summary of some of the existing laws or regulatory issues to which we and our business operations are or may be subject to in the future.

Impact of the U.S. Gulf of Mexico Oil Spill

On April 20, 2010, the Transocean Deepwater Horizon, a semi-submersible offshore drilling rig operating in the deepwater U.S. Gulf of Mexico under contract to BP plc exploded, burned for two days and sank, resulting in loss of life, injuries and a large oil spill. The U.S. government and its regulatory agencies with jurisdiction over oil and gas exploration, including the U.S. Department of the Interior ("DOI") and two of its agencies, the BOEM and the Bureau of Safety and Environmental Enforcement ("BSEE"), which together formerly comprised the Bureau of Ocean Energy Management, Regulation and Enforcement ("BOEMRE"), responded to this incident by imposing moratoria on drilling operations. These agencies also required operators to reapply for exploration plans and drilling permits which had previously been approved and adopted numerous new regulations and new interpretations of existing regulations regarding operations in the U.S. Gulf of Mexico that are applicable to us and with which our new applications for exploration plans and drilling permits must prove compliant. These regulations include (i) the Increased Safety Measures for Energy Development on the Outer Continental Shelf—Final Rule, which sets forth increased safety measures for offshore energy development and requires, among other things, that all offshore operators submit written certifications as to compliance with the rules and regulations for operations occurring in the Outer Continental Shelf including the submission of independent third party written certifications as to the capabilities of certain safety devices, such as blowout preventers and their components, (ii) the workplace safety rule, which requires operators to develop and implement a comprehensive Safety and Environmental Management System, or SEMS, for oil and gas operations and codifies and makes mandatory the American Petroleum Institute's Recommended Practice 75, (iii) NTL No 2010-N06, which sets forth requirements for exploration plans, development and production plans and development operations coordination documents to include a blowout scenario, the assumptions and calculations that are used to determine the volume of the worst case discharge scenario, and proposed measures to prevent and mitigate a blowout and (iv) NTL No. 2010-N10, which requires that each operator submit adequate information demonstrating that it has access to and can deploy containment resources that would be adequate to promptly respond to a blowout or other loss of well control, adds additional requirements to oil spill response plans and requires that operators submit written certifications stating that the operator will conduct all authorized activities in compliance with all applicable regulations. In September 2011, the BOEMRE issued proposed amendments to the workplace safety rule which would, among other things, expand required safety procedures and revise third party auditing procedures of a company's SEMS. We have conducted our own internal SEMS assessment and plan to conduct a third party SEMS audit in 2013 to ensure we are in compliance with all applicable regulations related to our SEMS. We believe that the extensive new regulations and changes proposed thereto, increased regulatory scrutiny including the requirement for the BOEM to conduct a site specific environmental assessment for every proposed well location has and may continue to result in substantial delays to the historical timing of the permitting process.

Compliance with the new regulations and new interpretations of existing regulations may materially increase the cost of and time required to obtain drilling permits or conduct our drilling operations in the U.S. Gulf of Mexico, which may adversely affect our business, financial position or future results of operations.

Oil Pollution Act of 1990

The U.S. Oil Pollution Act of 1990 ("OPA") and regulations thereunder impose liability on responsible parties for damages resulting from oil spills into or upon navigable waters or in the exclusive economic zone of the U.S. Liability under the OPA is strict, joint and several and potentially unlimited. A "responsible party" under the OPA includes the lessee or permittee of the area in which an offshore facility is located. The OPA also requires the lessee or permittee of the offshore area in which a covered offshore facility is located to establish and maintain evidence of financial responsibility to cover potential liabilities related to an oil spill for which such person would be statutorily responsible in an amount that depends on the risk represented by the quantity or quality of oil handled by such facility. The BSEE has promulgated regulations that implement the financial responsibility requirements of the OPA. A failure to comply with the OPA's requirements or inadequate cooperation during a spill response action may subject a responsible party to civil, administrative and/or criminal enforcement actions. There has also been a call from public interest groups, certain governmental officials and the National Commission on the BP Deepwater Horizon Spill and Offshore Drilling for, among other things, increased government oversight of the offshore oil and gas industry, to require more comprehensive financial assurance requirements, to raise or eliminate the economic damages liability cap under OPA, significantly raise daily penalties for OPA infractions and make the environmental review process more stringent. If adopted, certain of these proposals have the potential to adversely affect our operations by restricting areas in which we may carry out exploration or development activities and/or causing us to incur increased operating expenses. We have identified certain unencumbered assets in the U.S. Gulf of Mexico to the BOEM in order to demonstrate $100 million of Oil Spill Financial Responsibility through self-insurance under the Oil Pollution Act of 1990.

Clean Water Act

The U.S. Federal Water Pollution Control Act of 1972, or Clean Water Act, as amended ("CWA"), imposes restrictions and controls on the discharge of pollutants, produced waters and other oil and natural gas wastes into waters of the U.S. These controls have become more stringent over the years, and it is possible that additional restrictions will be imposed in the future. Under the CWA, permits must be obtained to discharge pollutants into regulated waters. In addition, certain state regulations and the general permits issued under the federal National Pollutant Discharge Elimination System program prohibit discharge of produced waters and sand, drilling fluids, drill cuttings and certain other substances related to the oil and gas industry into certain coastal and offshore waters. The CWA provides for civil, criminal and administrative penalties for unauthorized discharges of oil and other hazardous substances and imposes liability on parties responsible for those discharges for the costs of cleaning up related damage and for natural resource damages resulting from the release. Comparable state statutes impose liabilities and authorize penalties in the case of an unauthorized discharge of petroleum or its derivatives, or other hazardous substances, into state waters.

Marine Protected Areas

Executive Order 13158, issued in 2000, directs federal agencies to safeguard existing Marine Protected Areas ("MPAs") in the U.S. and establish new MPAs. The order requires federal agencies to avoid harm to MPAs to the extent permitted by law and to the maximum extent practicable. It also directs the U.S. Environmental Protection Agency ("EPA") to propose regulations under the CWA to ensure appropriate levels of protection for the marine environment. This order and related CWA regulations have the potential to adversely affect our operations by restricting areas in which we may carry out future development and exploration projects and/or causing us to incur increased operating expenses.

Consideration of Environmental Issues in Connection with Governmental Approvals

Our operations frequently require licenses, permits and other governmental approvals. Several federal statutes, including the Outer Continental Shelf Lands Act ("OCSLA"), the National Environmental Policy Act ("NEPA"), and the Coastal Zone Management Act ("CZMA") require federal agencies to evaluate environmental issues in connection with granting such approvals or taking other major agency actions. OCSLA, for instance, requires the DOI to evaluate whether certain proposed activities would cause serious harm or damage to the marine, coastal or human environment, and gives the DOI authority to refuse to issue, suspend or revoke permits and licenses allowing such activities in certain circumstances, including when there is a threat of serious harm or damage to the marine, coastal or human environment. Similarly, NEPA requires DOI and other federal agencies to evaluate major agency actions having the potential to significantly impact the environment. In the course of such evaluations, an agency must prepare an environmental assessment and, potentially, an environmental impact statement. If such NEPA documents are required, the preparation of such could significantly delay the permitting process and involve increased costs. CZMA, on the other hand, aids states in developing a coastal management program to protect the coastal environment from growing demands associated with various uses, including offshore oil and natural gas development. In obtaining various approvals from the DOI, we will have to certify that we will conduct our activities in a manner consistent with any applicable CZMA program. Violation of these foregoing requirements may result in civil, administrative or criminal penalties.

Naturally Occurring Radioactive Materials

Wastes containing naturally occurring radioactive materials ("NORM") may also be generated in connection with our operations. Certain oil and natural gas exploration and production activities may enhance the radioactivity, or the concentration, of NORM. In the U.S., NORM is subject to regulation primarily under individual state radiation control regulations. In addition, NORM handling and management activities are governed by regulations promulgated by the Occupational Safety and Health Administration. These regulations impose certain requirements concerning worker protection; the treatment, storage and disposal of NORM waste; the management of waste piles, containers and tanks containing NORM; and restrictions on the uses of land with NORM contamination.

Resource Conservation and Recovery Act

The U.S. Resource Conservation and Recovery Act ("RCRA"), and comparable state statutes regulate the generation, transportation, treatment, storage, disposal and cleanup of hazardous and non-hazardous wastes. Under the auspices of the EPA, individual states administer some or all of the provisions of RCRA, sometimes in conjunction with their own more stringent requirements. Drilling fluids, produced waters, and most of the other wastes associated with the exploration, development and production of crude oil or natural gas are currently exempt from RCRA's requirements pertaining to hazardous waste and are regulated under RCRA's non-hazardous waste and other regulatory provisions. A similar exemption is contained in many of the state counterparts to RCRA. At various times in the past, proposals have been made to amend RCRA to rescind the exemption that excludes oil and natural gas exploration and production wastes from regulation as hazardous waste. Accordingly, it is possible that certain oil and natural gas exploration and production wastes now classified as non-hazardous could be classified as hazardous wastes in the future. Any such change could result in an increase in our costs to manage and dispose of wastes, which could have a material adverse effect on our results of operations and financial position. Also, in the course of our operations, we expect to generate some amounts of ordinary industrial wastes, such as waste solvents and waste oils, that may be regulated as hazardous wastes.

Air Pollution Control

The U.S. Clean Air Act ("CAA") and state air pollution laws adopted to fulfill its mandates provide a framework for national, state, regional and local efforts to protect air quality. Our operations utilize equipment that emits air pollutants subject to the CAA and other pollution control laws. These laws require utilization of air emissions abatement equipment to achieve prescribed emissions limitations and ambient air quality standards, as well as operating permits for existing equipment and construction permits for new and modified equipment. Regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with air permits or other requirements of the CAA or other air pollution laws and regulations, including the suspension or termination of permits and monetary fines. Recently, the EPA also proposed new air regulations for oil and gas exploration, production, transmission and storage. These include new source performance standards for volatile organic compounds and sulfur dioxide and air toxics standards issued in April 2012. These regulations could require us to incur additional expenses to control air emissions by installing emissions control technologies and adhering to a variety of work practice and other requirements.

Superfund

The U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), also known as "Superfund," imposes joint and several liability for response costs at certain contaminated properties and damages to natural resources, without regard to fault or the legality of the original act, on some classes of persons who are considered to be responsible for the release of a hazardous substance into the environment. These persons include the current or past owner or operator of the site where the release occurred and anyone who transported, disposed or arranged for the disposal of a hazardous substance at the site. CERCLA also authorizes the EPA and, in some instances, third parties to act in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur and seek natural resource damages.

Protected Species and Habitats

The federal U.S. Endangered Species Act, the federal Marine Mammal Protection Act, and similar federal and state wildlife protection laws prohibit or restrict activities that could adversely impact protected plant and animal species or habitats. Oil and natural gas exploration and production activities could be prohibited or delayed in areas where protected species or habitats may be located, or expensive mitigation may be required to accommodate such activities.

Climate Change

Our operations and the combustion of petroleum and natural gas-based products results in the emission of greenhouse gases ("GHG") that could contribute to global climate change. Climate change regulation has gained momentum in recent years internationally and domestically at the federal, regional, state and local levels. Various U.S. regions and states have already adopted binding climate change legislation. In addition, the U.S. Congress has at times considered the passage of laws to limit the emission of GHGs. In 2009, the U.S. House of Representatives passed, and the U.S. Senate considered but did not pass, legislation that proposed, among other things, a nationwide cap on carbon dioxide and other GHG emissions and a requirement that certain emitters of GHGs, including certain electricity generators and producers and importers of specified fuels, obtain "emission allowances" to meet that cap. It is possible that federal legislation related to GHG emissions will be considered by Congress in the future.

The EPA has issued final and proposed regulations pursuant to the CAA to limit carbon dioxide and other GHG emissions. Under EPA regulations finalized in May 2010 (referred to as the "Tailoring Rule"), the EPA began regulating GHG emissions from certain stationary sources in January 2011. Additionally, on April 1, 2010 and August 28, 2012, the EPA and the National Highway Traffic Safety Administration finalized GHG emissions standards for light-duty vehicles for model years 2012 through 2016 and 2017 through 2025, respectively. On August 9, 2011, these two agencies also announced national efficiency and emissions standards for medium- and heavy-duty engines and vehicles.

On September 22, 2009, the EPA issued a "Mandatory Reporting of Greenhouse Gases" final rule ("Reporting Rule"). The Reporting Rule establishes a comprehensive scheme requiring operators of stationary sources emitting more than established annual thresholds of carbon dioxide-equivalent GHGs to inventory and report their GHG emissions annually on a facility-by-facility basis. On November 9, 2010, the EPA expanded the Reporting Rule to certain oil and natural gas facilities, including producers and offshore exploration and production operations. Each of these laws could adversely affect us directly as well as indirectly, as they could decrease the demand for oil and natural gas.

On the international level, various nations, including Angola and Gabon, have committed to reducing their GHG emissions pursuant to the Kyoto Protocol. The Kyoto Protocol was set to expire in 2012. In late 2011, an international climate change conference in Durban, South Africa resulted in, among other things, an agreement to negotiate a new climate change regime by 2015 that would aim to cover all major greenhouse gas emitters worldwide, including the U.S., and take effect by 2020. In November and December 2012, at an international meeting held in Doha, Qatar, the Kyoto Protocol was extended by amendment until 2020. In addition, the Durban agreement to develop the protocol's successor by 2015 and implement it by 2020 was reinforced. U.S. federal climate change legislation or regulation or climate change legislation or regulation in other regions in which we conduct business could have an adverse effect on our results of operations, financial condition and demand for oil and natural gas.

Health and Safety

Our operations are and will be subject to the requirements of the federal U.S. Occupational Safety and Health Act ("OSH Act") and comparable foreign and state statutes. These laws and their implementing regulations strictly govern the protection of the health and safety of employees. In particular, the OSH Act hazard communication standard, EPA community right-to-know regulations under Title III of the Superfund Amendments and Reauthorization Act of 1986 and similar state statutes require that we organize and/or disclose information about hazardous materials used or produced in our operations. Such laws and regulations also require us to ensure our workplaces meet minimum safety standards and provide for compensation to employees injured as a result of our failure to meet these standards as well as civil and/or criminal penalties in certain circumstances.

Other Regulation of the Oil and Gas Industry

The oil and gas industry is regulated by numerous federal, state and local authorities. Legislation affecting the oil and gas industry is under constant review for amendment or expansion, frequently increasing the regulatory burden. Also, numerous departments and agencies, both federal and state, are authorized by statute to issue rules and regulations binding on the oil and gas industry and its individual members, some of which carry substantial penalties for failure to comply. Although the regulatory burden on the oil and gas industry may increase our cost of doing business by increasing the future cost of transporting our production to market, these burdens generally do not affect us any differently or to any greater or lesser extent than they affect other companies in the industry with similar types, quantities and locations of production.

Homeland Security Regulations

The Department of Homeland Security Appropriations Act of 2007 requires the Department of Homeland Security ("DHS") to issue regulations establishing risk-based performance standards for the security of chemical and industrial facilities, including oil and natural gas facilities that are deemed to present "high levels of security risk." The DHS is currently in the process of adopting regulations that will determine whether our operations may in the future be subject to DHS-mandated security requirements. Presently, it is not possible to accurately estimate the costs we could incur, directly or indirectly, to comply with any such facility security laws or regulations, but such expenditures could be substantial.

Development and Production

Development and production operations are subject to various types of regulation at federal, state and local levels. These types of regulation include requiring permits for the drilling of wells, the posting of bonds in connection with various types of activities and filing reports concerning operations. U.S. laws under which we operate may also regulate one or more of the following:

- the location of wells;
- the method of drilling and casing wells;

- the surface use and restoration of properties upon which wells are drilled;
- the plugging and abandoning of wells; and
- notice to surface owners and other third parties.

Regulation of Transportation and Sale of Natural Gas

The availability, terms and cost of transportation significantly affect sales of natural gas. Federal and state regulations govern the price and terms for access to natural gas pipeline transportation. The interstate transportation and sale for resale of natural gas is subject to federal regulation, including regulation of the terms, conditions and rates for interstate transportation, storage and various other matters, primarily by the Federal Energy Regulatory Commission, or FERC. The FERC's regulations for interstate natural gas transmission in some circumstances may also affect the intrastate transportation of natural gas. Upon us reaching the production stage of our business model, such regulations will be applicable to us.

Although gas prices are currently unregulated, Congress historically has been active in the area of gas regulation. We cannot predict whether new legislation to regulate natural gas might be proposed, what proposals, if any, might actually be enacted by Congress or the various state legislatures, and what effect, if any, the proposals might have on the operations of the underlying properties. Sales of condensate and natural gas liquids are not currently regulated and are made at market prices.

U.S. Coast Guard and the U.S. Customs Service

The transportation of drilling rigs to the sites of our prospects in the U.S. Gulf of Mexico and our operation of such drilling rigs is subject to the rules and regulations of the U.S. Coast Guard and the U.S. Customs Service. Such regulation sets safety standards, authorizes investigations into vessel operations and accidents and governs the passage of vessels into U.S. territory. We are required by these agencies to obtain various permits, licenses and certificates with respect to our operations.

Laws and Regulations of Angola and Gabon

Our exploration and production activities offshore Angola and Gabon are subject to Angolan and Gabonese regulations, respectively. Failure to comply with these laws and regulations may result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties. Moreover, these laws and regulations could change in ways that could substantially increase our costs or affect our operations. We have engaged third party consultants to assist us with our compliance efforts in Angola. The following are summaries of certain applicable regulatory frameworks in Angola and Gabon.

Angola

In Angola, petroleum exploration and development activities are governed by the Petroleum Activities Law (the "Angola PAL"). Pursuant to the Angola PAL, all hydrocarbons located underground are property of the State of Angola, and exploitation rights can only be granted by the President of the Republic to Sonangol, as the national concessionaire. Foreign companies may only engage in petroleum activities in Angola in association with Sonangol through a commercial company or consortium, and generally upon entering a production sharing contract or a risk services agreement.

The Angolan PAL and the regulations thereunder extensively regulate the activities of oil and gas companies operating in Angola, including financial and insurance requirements, local content and involvement requirements, exploration and development processes, and operational matters. Local content regulations stipulate which goods or services relating to the oil and gas industry must be provided by Angolan companies (being companies which are beneficially owned in their majority by

Angolan citizens), whether on a sole basis or in association with foreign contractors, and which goods or services may be provided by foreign companies. Goods or services which may be provided by foreign companies are generally subject to a local preference rule, whereby Angolan companies are granted preference in tendering for such activities or services, provided that the price difference in such tender does not exceed 10% of the total tendered amount. The power to make many of the day-to-day decisions concerning petroleum activities, including the granting of certain consents and authorizations, is vested with Sonangol.

The petroleum agreements entered with Sonangol set forth the main provisions for exploration and production activities, including fiscal terms, mandatory State participation, obligations to meet domestic supply requirements, local training and spending obligations, and ownership of assets used in petroleum operations. Angolan law and these agreements also contain important limitations on assignment of interests in such licenses, including in most cases the need to obtain the consent of Angolan authorities.

Certain industry-specific and general application statutes and regulations govern health, safety and environmental matters under Angolan law. Prior to commencing petroleum operations in Angola, contractors must, among other things, prepare an environmental impact assessment and establish and implement a health and safety plan. Such environmental laws govern the disposal of by-products from petroleum operations and required oil spill preparedness capabilities. Failure to comply with these laws may result in civil and criminal liability, including, without limitation, fines or penalties.

Angola enacted a new Foreign Exchange Law for the Petroleum Sector in 2012, Law Nº 2/12, of January 13, 2012, which requires, among other things, that all foreign exchange operations be carried out through Angolan banks, that oil and gas companies open local bank accounts in foreign currencies in order to pay local taxes and pay for goods and services supplied by non-resident suppliers and service providers, and also that oil and gas companies open local bank accounts in local currency in order to pay for goods and services supplied by resident suppliers and service providers. As a consequence, foreign currency proceeds obtained by oil and gas companies from the sale of their share of production cannot be retained in full outside Angola, as a portion of the proceeds required to settle tax liabilities and pay for local petroleum operations-related expenses must be deposited in and paid through Angolan banks. Furthermore, oil and gas companies without production in Angola (such as ourselves) will be required to convert funds into local currency and deposit such funds in local banks in order pay for local petroleum operations-related expenses. The Foreign Exchange Law for the Petroleum Sector was further supplemented by Banco Nacional de Angola's Order 20/2012, of April 25, 2012, which details the procedures and mechanisms that must be adopted by oil and gas companies and sets forth a schedule for their phased implementation. Under the new statute, since October 1, 2012, oil companies (including operators) are required to make all payments for goods and services supplied by foreign exchange residents (as defined in the Foreign Exchange Law) out of bank accounts domiciled in Angola, whether in national or foreign currency. As of July 1, 2013, oil and gas exploration and production companies (including operators) will be required to make all payments for goods and services provided by foreign exchange residents in local currency. From October 1, 2013 onwards, operators will have to make all payments for goods and services related to Angolan operations provided by non-residents out of bank accounts domiciled in Angola. See "Risk Factors—Risk Related to Our Business—Participants in the oil and gas industry are subject to complex laws that can affect the cost, manner or feasibility of doing business."

Gabon

In Gabon, exploration and development activities are governed by the Law on Petroleum Exploration and Production Activities. Petroleum resources in Gabon are the property of the State of Gabon and petroleum companies undertake operations on behalf of the Government of Gabon. In order to conduct petroleum operations, oil and gas companies must enter into a petroleum agreement, typically a production sharing contract ("PSC"), with the Ministries of Petroleum, Finance and Domains. Such agreement must approved by the Gabon legislature.

A number of other regulations deal with other matters regarding petroleum activities such as taxes, charges, customs, State participation, petroleum exports, local content, training, foreign exchange, safety and environment. Recent changes to local content regulations generally require a 90/10 ratio of Gabon national to foreign expatriate workers involved in petroleum activities. The powers to make many of the day-to-day decisions concerning petroleum activities, including the granting of certain consents and authorizations, are vested with the Hydrocarbons General Directorate, a government authority. In addition, a national oil company—*Société Nationale des Hydrocarbures du Gabon*—has recently been created to hold, manage and take participations in petroleum activities on behalf of the State.

Petroleum agreements, including PSCs, set forth the main provisions for exploration and production activities, including obligations to meet domestic supply requirements, mandatory State participation; fiscal terms such as production sharing, royalty, bonuses and other charges, limitations on the number of foreign nationals to be employed, local training and spending obligations, and ownership of assets used in petroleum operations. There are important limitations on assignment of interests in a petroleum agreement, including the need to obtain the consent of Gabonese authorities.

Gabon's legislature is considering the enactment of the Hydrocarbons Code, a more comprehensive law governing exploration and development activities in Gabon. Such law is expected to become effective in the near future. However, as a draft of this law has not yet been disclosed publicly, we are unable to determine its contents or likely impact. There can be no assurance that this new law will not materially adversely impact our licenses in Gabon or rights under Gabonese law.

EMPLOYEES

As of December 31, 2012, we had 126 employees. None of these employees are represented by labor unions or covered by any collective bargaining agreement. We believe that relations with our employees are satisfactory. In addition, as of December 31, 2012, we had 105 contractors, consultants and secondees working in our offices and field locations.

CORPORATE INFORMATION

We were incorporated pursuant to the laws of the State of Delaware as Cobalt International Energy, Inc. in August 2009 to become a holding company for Cobalt International Energy, L.P. Cobalt International Energy, L.P. was formed as a limited partnership on November 10, 2005 pursuant to the laws of the State of Delaware. Pursuant to the terms of a corporate reorganization that we completed in connection with our initial public offering, all of the interests in Cobalt International Energy, L.P. were exchanged for common stock of Cobalt International Energy, Inc. and, as a result, Cobalt International Energy, L.P. is wholly-owned by Cobalt International Energy, Inc.

AVAILABLE INFORMATION

We make certain filings with the Securities and Exchange Commission ("SEC"), including our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments and exhibits to those reports. We make such filings available free of charge through our website, *http://www.cobaltintl.com*, as soon as reasonably practicable after they are filed with the SEC. The filings are also available through the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 or by calling 1-800-SEC-0330. Also, these filings are available on the internet at http://www.sec.gov. Our press releases and recent analyst presentations are also available on our website. The information on our website does not constitute a part of this Annual Report on Form 10-K.

EXECUTIVE OFFICERS

The following table sets forth certain information concerning our executive officers as of the date of this Annual Report.

Name	Age	Position
Joseph H. Bryant	57	Chairman of the Board of Directors and Chief Executive Officer
Van P. Whitfield	61	Chief Operating Officer
John P. Wilkirson	55	Chief Financial Officer and Executive Vice President
James H. Painter	55	Executive Vice President, Gulf of Mexico
Michael D. Drennon	57	Executive Vice President, West Africa
James W. Farnsworth	58	Chief Exploration Officer
Jeffrey A. Starzec	36	Senior Vice President and General Counsel
Lynne L. Hackedorn	54	Vice President, Government and Public Affairs
Richard A. Smith	53	Vice President, Investor Relations, Compliance and Risk Management

Biographical Information

Joseph H. Bryant has served as Chief Executive Officer and Chairman of our Board of Directors since our inception in November 2005. Mr. Bryant has 35 years of experience in the oil and gas industry. Prior to joining Cobalt, from September 2004 to September 2005, he was President and Chief Operating Officer of Unocal Corporation, an oil and gas exploration and production company. From May 2000 to August 2004, Mr. Bryant was President of BP Exploration (Angola) Limited, from January 1997 to May 2000, Mr. Bryant was President of BP Canada Energy Company (including serving as President of Amoco Canada Petroleum Co. between January 1997 and May 2000, prior to its merger with BP Canada), and from 1993 to 1996, Mr. Bryant served as President of a joint venture between Amoco Orient Petroleum Company and the China National Offshore Oil Corporation focused on developing the offshore Liuhua fields. Prior to 1993, Mr. Bryant held executive leadership positions in Amoco Production Company's business units in The Netherlands and the Gulf of Mexico, serving in many executive capacities and in numerous engineering, financial and operational roles throughout the continental United States. Mr. Bryant served on the board of directors of Berry Petroleum Company from October 2005 until May 2011. Mr. Bryant currently also serves on the board of directors of the American Petroleum Institute. Mr. Bryant holds a Bachelor of Science in Mechanical Engineering from the University of Nebraska.

Van P. Whitfield has served as Chief Operating Officer since September 2011. Mr. Whitfield served as our Executive Vice President, Operations and Development from May 2006 until September 2011. Mr. Whitfield has over 38 years of experience leading oil and gas production operations and marketing activities in North America, the United Kingdom and Europe, the Middle East and Asia. Prior to joining Cobalt, from May 2003 to May 2005, Mr. Whitfield served as Senior Vice President, Western Operations of CDX Gas LLC, an independent oil and gas company. From October 2002 to April 2003 he served as Production Unit Leader for the Angola Liquid Natural Gas Project, BP Exploration (Angola) Limited and from June 2001 to October 2002, he held the position of Vice President, Power and Water of ExxonMobil Saudi Arabia (Southern Ghawar) Ltd, an exploration and production company. Mr. Whitfield has also held the positions of Senior Vice President of BP Global Power, President and General Manager of Amoco Netherlands BV and Production Manager of Amoco (U.K.) Exploration Company, both exploration and production companies. In addition, he has held numerous operational and technical leadership positions in various Amoco Production Company locations, including: the position of Production Manager, West Texas and Engineering Manager, Worldwide. Mr. Whitfield has a Bachelor of Science Degree—Petroleum Engineering from Louisiana State University and is a graduate of the Executive Program at Stanford University.

John P. Wilkirson has served as Executive Vice President and Chief Financial Officer since June 2010. From 2007 until June 2010, Mr. Wilkirson served as our Vice President, Strategic Planning and Investor Relations. Mr. Wilkirson has 32 years of experience in the energy industry. Prior to joining Cobalt, from 1998 to 2005, Mr. Wilkirson was Vice President, Strategic Planning and Economics of Unocal Corporation, where his primary responsibilities included identifying and addressing major strategic issues, managing the global asset and investment portfolio, leading the economic analysis and evaluations function and overseeing performance management. He played an instrumental role as the integration executive for Unocal Corporation's merger into Chevron Corporation. Prior to Unocal Corporation, from 1992 to 1997, Mr. Wilkirson was an Engagement Manager at McKinsey & Company, Inc., a management consulting firm, serving energy clients on strategy and performance improvement engagements. Additional industry experience includes positions at Exxon Company USA from 1980 to 1984 and Sohio Petroleum Company and BP from 1984 to 1991, in petroleum engineering and commercial assignments. Mr. Wilkirson has a Bachelor of Science with Highest Honors in Petroleum Engineering and a Master of Business Administration from the University of Texas at Austin.

James H. Painter has served as Executive Vice President, Gulf of Mexico since our inception in November 2005. Mr. Painter has more than 33 years of experience in the oil and gas industry. Prior to joining Cobalt, from February 2004 to September 2005, Mr. Painter was the Senior Vice President of Exploration and Technology at Unocal Corporation. Prior to his position at Unocal Corporation (following the merger between Ocean Energy Inc. and Devon Energy Corporation), from April 2003 to October 2003, Mr. Painter served as the Vice President of Exploration at Devon Energy Corporation, an oil and gas exploration and production company. From January 1995 to April 2003, Mr. Painter served in various manager and executive positions at Ocean Energy Inc. (and its predecessor Flores and Rucks, Inc.) with his final position as Senior Vice President of Gulf of Mexico and International Exploration. Additional industry experience includes positions at Forest Oil Corporation, an independent oil and gas exploration and production company, Mobil Oil Corporation and Superior Oil Company, Inc. Mr. Painter holds a Bachelor of Science in Geology from Louisiana State University.

Michael D. Drennon has served as Executive Vice President, West Africa since April 2010 and has 36 years of industry experience. Prior to joining Cobalt, Mr. Drennon served as Vice President, Operations for Parker Drilling Company from 2005 until April 2010. Mr. Drennon's additional industry experience includes various executive positions at BP and Amoco in the United States, United Kingdom, China, Trinidad, Norway and Angola. Mr. Drennon received a Bachelor of Science Degree in Petroleum Engineering from Texas Tech University in 1977.

James W. Farnsworth has served as Chief Exploration Officer since our inception in November 2005. Mr. Farnsworth has had more than 28 years of experience in the oil and gas industry. From 2003 to 2005, Mr. Farnsworth held the position of Vice President of World-Wide Exploration and Technology, at BP p.l.c., a global energy company, responsible for BP p.l.c.'s global exploration business inclusive of North America, West Africa, North Africa, South America, Russia and the Far East. His prior positions at BP p.l.c., from 1983 to 2003, include: Vice President of North America Exploration; Vice President of Gulf of Mexico Exploration; Exploration Manager for Alaska; Deepwater Gulf of Mexico Production Manager for Non-operated Fields. Mr. Farnsworth has a Bachelor of Science Degree in Geology from Indiana University and a Masters of Science Degree in Geophysics from Western Michigan University.

Jeffrey A. Starzec has served as Senior Vice President and General Counsel since January 2012. Mr. Starzec also serves as our Corporate Secretary. From June 2009 until December 2011, Mr. Starzec served as our Associate General Counsel and Corporate Secretary. Prior to joining Cobalt, Mr. Starzec practiced corporate and securities law at Vinson & Elkins LLP from July 2006 until June 2009, where he represented a variety of energy companies, including Cobalt in connection with its strategic alliance with Total in the U.S. Gulf of Mexico. Mr. Starzec began his legal career at Baker Botts LLP in 2002 and holds a Bachelor of Science in Economics from Duke University and a J.D. from Harvard Law School.

Lynne L. Hackedorn has served as Vice President, Government and Public Affairs since October 2011. Ms. Hackedorn served as our Vice President, Government, Public Affairs and Land from September 2010 until October 2011. From April 2006 until September 2010, Ms. Hackedorn served as our Vice President, Land. Ms. Hackedorn has over 28 years of experience in the oil and gas industry. Prior to joining Cobalt, from 2001 to 2006, Ms. Hackedorn served as Senior Landman at Hydro Gulf of Mexico, L.L.C., formerly Spinnaker Exploration Company, L.L.C., an oil and gas exploration and production company, handling a variety of land functions within both the shelf and deepwater areas of the Gulf of Mexico. From 1998 to 2001, Ms. Hackedorn held management positions within the offshore Gulf of Mexico regions of Sonat Exploration GOM, Inc. and El Paso Production GOM, Inc., both oil and gas exploration and production companies. From 1994 to 1998, Ms. Hackedorn was a Landman with Zilkha Energy Company, also an oil and gas exploration and production company. Ms. Hackedorn began her career as a Landman in 1984 at ARCO Oil and Gas Company, where she worked in the onshore South Texas region from 1984 until 1990, and then in the offshore Gulf of Mexico region from 1990 until 1994. Ms. Hackedorn currently also serves on the board of directors of National Ocean Industries Association. Ms. Hackedorn earned her Bachelor of Science in Petroleum Land Management from the University of Houston, graduating Magna Cum Laude.

Richard A. Smith has served as Vice President, Investor Relations, Compliance and Risk Management since December 2012. Mr. Smith previously served as Vice President, Investor Relations and Planning from October 2011 until December 2012. Mr. Smith served as Vice President, International Business Development, Commercial and Finance from September 2010 until October 2011. From October 2007 until September 2010, Mr. Smith served as our Vice President. Mr. Smith has over 30 years of oil and gas industry experience in North American and international markets. Prior to joining Cobalt, from September 2005 to September 2007, Mr. Smith was Vice President, Joint Venture Development Corporate Affairs for the BP Russia Offshore Strategic Performance Unit, an oil and gas exploration and production unit of BP. From February 2002 to August 2005, he held the position of Vice President and then Executive Director for BP Exploration (Angola) Limited, an oil and gas exploration and production company operating in Angola. Mr. Smith's additional industry experience includes leadership positions at various companies in the oil and gas industry operating in Azerbaijan, Georgia, Turkey, the United Kingdom, the United States and Canada. Mr. Smith holds a Bachelor of Commerce from the University of Calgary.

Item 1A. *Risk Factors*

You should consider and read carefully all of the risks and uncertainties described below, together with all of the other information contained in this Annual Report on Form 10-K, including the consolidated financial statements and the related notes appearing at the end of this Annual Report on Form 10-K. If any of the following risks actually occurs, our business, business prospects, stock price, financial condition, results of operations or cash flows could be materially adversely affected. The risks below are not the only ones facing our company. Additional risks not currently known to us or that we currently deem immaterial may also adversely affect us. This Annual Report on Form 10-K also contains forward-looking statements, estimates and projections that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of specific factors, including the risks described below.

Risks Relating to Our Business

We have no proved reserves and areas that we decide to drill may not yield oil in commercial quantities or quality, or at all.

We have no proved reserves. Our asset portfolio consists of identified yet unproven prospects based on available seismic and geological information that indicates the potential presence of oil and discoveries with limited appraisal drilling or other well penetrations. The areas we decide to drill may not yield oil in commercial quantities or quality, or at all. Our current discoveries and many of our prospects are in various stages of evaluation that will require substantial additional analysis and interpretation. Even when properly used and interpreted, 2-D and 3-D seismic data and visualization techniques are only tools used to assist geoscientists in identifying subsurface structures and hydrocarbon indicators and do not enable the interpreter to know whether hydrocarbons are, in fact, present in those structures. Exploratory wells have been drilled on a limited number of our prospects. Undue reliance should not be placed on our limited drilling results or any estimates of the characteristics of our prospects, including any derived calculations of our potential resources or reserves based on these limited results and estimates. Additional appraisal wells, other testing and production data from completed and producing wells will be required to fully appraise our discoveries, to better estimate their characteristics and potential resources and reserves and to ultimately understand the commerciality of our prospects. Accordingly, we do not know how many of our prospects will contain oil in sufficient quantities or quality to recover drilling and completion costs or to be economically viable. Even if oil is found on our prospects in commercial quantities, construction costs of oil pipelines or FPSO systems, as applicable, and transportation costs may prevent such prospects from being economically viable. We will require various regulatory approvals in order to develop and produce from any of our discoveries, which may not be forthcoming.

Additionally, the analogies drawn by us from available data from other wells, more fully explored prospects or producing fields may not prove valid in respect of our drilling prospects. We may terminate our drilling program for a prospect if data, information, studies and previous reports indicate that the possible development of our prospect is not commercially viable and, therefore, does not merit further investment. If a significant number of our prospects do not prove to be successful, our business, financial condition and results of operations will be materially adversely affected.

To date, there has been limited drilling which has targeted the pre-salt horizon in the deepwater offshore West Africa and the Inboard Lower Tertiary trend in the deepwater U.S. Gulf of Mexico, areas in which we intend to focus a substantial amount of our exploration efforts.

Our discoveries remain subject to varying degrees of additional evaluation, analysis and partner and regulatory approvals prior to official project sanction and development.

Our use of the term "discoveries" in this Annual Report on Form 10-K in relation to our exploration and appraisal efforts refers only to our existing four discoveries: North Platte, Heidelberg, Shenandoah, and Cameia, and is not intended to refer to (i) our exploration portfolio as a whole, (ii) prospects where drilling activities have not discovered hydrocarbons or (iii) our undrilled exploratory prospects. A discovery made by the initial exploratory well on a prospect does not ensure that we will ultimately develop or produce oil or gas from such prospect or that a development will be economically viable or successful. Following a discovery by an initial exploratory well, substantial additional evaluation, analysis and partner and regulatory approvals will need to be performed and obtained prior to official project sanction and development, which may include (i) the drilling of appraisal wells, (ii) the evaluation and analysis of well logs, reservoir core samples, fluid samples and the results of production tests from both exploratory and appraisal wells, and (iii) the preparation of a development plan which includes economic assumptions on the costs of drilling development wells, and the construction or leasing of offshore production facilities and transportation infrastructure. Regulatory approvals are also required to proceed with certain development plans. Any of the foregoing steps of evaluation and analysis may render a particular discovery uneconomic and we may ultimately decide to abandon the prospect, despite the fact that the initial exploratory well, or subsequent appraisal wells, discovered hydrocarbons. We may not be successful in obtaining partner or regulatory approvals to develop a particular discovery, which could prevent us from proceeding with development and ultimately producing oil or gas from such discovery, even if we believe a development would be economically successful.

Drilling wells is speculative, often involving significant costs that may be more than our estimates, and may not result in any discoveries or additions to our future production or reserves. Any material inaccuracies in drilling costs, estimates or underlying assumptions will materially affect our business.

Exploring for and developing oil reserves involves a high degree of operational and financial risk, which precludes definitive statements as to the time required and costs involved in reaching certain objectives. The budgeted costs of drilling, completing and operating wells are often exceeded and can increase significantly when drilling costs rise due to a tightening in the supply of various types of oilfield equipment and related services. Drilling may be unsuccessful for many reasons, including geological conditions, weather, cost overruns, equipment shortages and mechanical difficulties. Exploratory wells bear a much greater risk of financial loss than development wells. In the past we have experienced unsuccessful drilling efforts. Moreover, the successful drilling of an oil well does not necessarily result in a profit on investment. Most of the wells we plan to operate or participate in in the near term are exploratory wells. A variety of factors, both geological and market-related, can cause a well to become uneconomic or only marginally economic. Our initial drilling sites, and any potential additional sites that may be developed, require significant additional exploration and development, regulatory approval and commitments of resources prior to commercial development. Due to a general lack of infrastructure and, in the case of offshore Angola and Gabon, underdeveloped oil and gas industries and increased transportation expenses due to geographic remoteness, which either require a single well to be exceptionally productive, or the existence of multiple successful wells, to allow for the development of a commercially viable field we face additional risks in the Lower Tertiary Trend in the U.S. Gulf of Mexico and offshore Angola and Gabon. If our actual drilling and development costs are significantly more than our estimated costs, we may not be able to continue our business operations as proposed and would be forced to modify our plan of operation.

We contract with third parties to conduct drilling and related services on our prospects for us. Such third parties may not perform the services they provide us on schedule or within budget. Furthermore, the drilling equipment, facilities and infrastructure owned and operated by the third parties we contract with is highly complex and subject to malfunction and breakdown. Any malfunctions or breakdowns may be outside our control and result in delays, which could be substantial. Any delays in our drilling campaign caused by equipment, facility or equipment malfunction or breakdown could materially increase our costs of drilling and cause an adverse effect on our business, financial position and results of operations.

The high cost or unavailability of drilling rigs, equipment, personnel, oil field services and infrastructure could adversely affect our ability to execute our exploration and development plans on a timely basis and within budget.

Our industry is cyclical and, from time to time, there is a shortage of drilling rigs, equipment, supplies or qualified personnel, often during periods of higher oil prices or in emerging areas of exploration. During these periods and within these areas, the costs of drilling rigs, equipment, supplies and personnel are substantially greater and their availability may be limited. Additionally, these services may not be available on commercially reasonable terms. The high cost or unavailability of drilling rigs, equipment, supplies, personnel and other oil field services could adversely affect our ability to execute our exploration and development plans on a timely basis and within budget, which could have a material adverse effect on our business, financial condition or results of operations.

Our ability to produce hydrocarbons will depend substantially on the availability and capacity of gathering systems, pipelines and processing facilities owned and operated by third parties. Additionally, such infrastructure may not be available on commercially reasonable terms. We may be required to shut in oil wells because of the absence of a market or because access to pipelines, gathering systems or processing facilities may be limited or unavailable. If that were to occur, then we would be unable to realize revenue from those wells until arrangements were made to deliver the production to market, which could have a material adverse effect on our business, financial condition or results of operations.

Our business plan requires substantial additional capital, which we may be unable to raise on acceptable terms in the future, which may in turn limit our ability to develop our exploration and production plans.

We expect our capital outlays and operating expenditures to increase substantially over at least the next several years as we expand our operations. Exploration and production plans and obtaining additional leases or concessional licenses and seismic data are very expensive, and we expect that we will need to raise substantial additional capital, through future private or public equity offerings, strategic alliances or debt financing, before we achieve commercialization of any of our properties.

Our future capital requirements will depend on many factors, including:

- the scope, rate of progress and cost of our exploration and production activities;
- the extent to which we invest in additional oil leases or concessional licenses;
- oil and natural gas prices;
- our ability to locate and acquire hydrocarbon reserves;
- our ability to produce oil or natural gas from those reserves;
- the terms and timing of any drilling and other production-related arrangements that we may enter into;
- the cost and timing of governmental approvals and/or concessions; and
- the effects of competition by other companies operating in the oil and gas industry.

While we believe our operations will be adequately funded at least through 2014, we do not currently have any commitments for future external funding and we do not expect to generate any revenue from production for several years. Additional financing may not be available on favorable terms, or at all. Even if we succeed in selling additional securities to raise funds, at such time the ownership percentage of our existing stockholders could be diluted, and new investors may demand rights, preferences or privileges senior to those of existing stockholders. If we raise additional capital through debt financing, the financing may involve covenants that restrict our business activities. If we choose to farm-out interests in our leases or licenses, we would dilute our ownership interest subject to the farm-out and any potential value resulting therefrom, and we may lose operating control over such prospects.

In order to protect our exploration and production rights in our license areas, we must meet various drilling and declaration requirements. Assuming we are able to commence exploration and production activities or successfully exploit our properties during the primary license term, our licenses over the developed areas of a prospect could extend beyond the primary term, generally for the life of production. However, unless we make and declare discoveries within certain time periods specified in the documents governing our licenses, our interests in either the undeveloped parts of our license areas (as is the case in Angola and Gabon) or the whole block (as is the case in the deepwater U.S. Gulf of Mexico) may be forfeited, we may be subject to significant penalties or be required to make additional payments in order to maintain such licenses. The costs to maintain licenses may fluctuate and may increase significantly since the original term, and we may not be able to renew or extend such licenses on commercially reasonable terms or at all. If we are not successful in raising additional capital, we may be unable to continue our exploration and production activities or successfully exploit our properties, and we may lose the rights to develop these properties upon the expiration of our licenses.

Our identified drilling locations are scheduled out over several years, making them susceptible to uncertainties that could materially alter the occurrence or timing of their drilling.

Our management team has identified and scheduled drilling locations on our acreage over a multi-year period. Our ability to drill and develop these locations depends on a number of factors, including the availability of capital and equipment, qualified personnel, seasonal conditions, regulatory approvals, oil prices, costs and drilling results. The final determination on whether to drill any of these drilling locations will be dependent upon the factors described elsewhere in this Annual Report on Form 10-K as well as, to some degree, the results of our drilling activities with respect to our established drilling locations. Because of these uncertainties, we do not know if the drilling locations we have identified will be drilled within our expected timeframe or at all or if we will be able to economically produce oil from these or any other potential drilling locations. As such, our actual drilling activities may be materially different from our current expectations, which could adversely affect our results of operations and financial condition.

We are not, and may not be in the future, the operator on all of our prospects, and do not, and may not in the future, hold all of the working interests in our prospects. Therefore, we will not be able to control the timing of exploration or development efforts, associated costs, or the rate of production of any non-operated and to an extent, any non-wholly owned, assets.

Currently, we are not the operator on approximately 25% of our deepwater U.S. Gulf of Mexico blocks, and we are not the operator on the Diaba Block offshore Gabon. As we carry out our exploration and development programs, we may enter into arrangements with respect to existing or future prospects that result in a greater proportion of our prospects being operated by others. In addition, the terms of our current or future licenses or leases may require at least the majority of working interests to approve certain actions. As a result, we may have limited ability to exercise influence over the operations of the prospects operated by our partners or which are not wholly-owned by us, as the case may be. Dependence on the operator or our partners could prevent us from realizing our target returns for those prospects. Further, it may be difficult for us to pursue one of our key business strategies of minimizing the cycle time between discovery and initial production with respect to prospects for which we do not operate or wholly-own. The success and timing of exploration and development activities operated by our partners will depend on a number of factors that will be largely outside of our control, including:

- the timing and amount of capital expenditures;
- the operator's expertise and financial resources;
- approval of other participants in drilling wells;
- selection of technology; and
- the rate of production of reserves, if any.

Furthermore, even though we are the operator of Blocks 9, 20 and 21 offshore Angola, we are required to obtain the prior approval of Sonangol for most of our operational activities. This limited ability to exercise control over the operations of some of our prospects may cause a material adverse effect on our results of operations and financial condition.

The inability of one or more third parties who contract with us to meet their obligations to us may adversely affect our financial results.

We may be liable for certain costs if third parties who contract with us are unable to meet their commitments under such agreements. We are currently exposed to credit risk through joint interest receivables from our block and/or lease partners. If any of our partners in the blocks or leases in which we hold interests are unable to fund their share of the exploration and development expenses, we may be liable for such costs. In addition, if any of the service providers we contract with to mature our prospects or develop our discoveries file for bankruptcy or are otherwise unable to fulfill their obligations to us, we may face increased costs and delays in locating replacement vendors. The inability or failure of third parties we contract with to meet their obligations to us or their insolvency or liquidation may adversely affect our financial results.

We are a development stage enterprise and our future performance is uncertain.

We are a development stage enterprise and will continue to be so until commencement of substantial production from our properties, which will depend upon our ability to conduct drilling operations, successful drilling results, additional and timely capital funding, and access to suitable infrastructure and adequate personnel. We do not expect to commence production for at least several years, and therefore we do not expect to generate any revenue from production for a long time. Companies in their initial stages of development face substantial business risks and may suffer significant losses. We have generated substantial net losses and negative cash flows from operating activities since our inception and expect to continue to incur substantial net losses as we continue our drilling program and develop our discoveries. We face challenges and uncertainties in financial planning as a result of the unavailability of historical data and uncertainties regarding the nature, scope and results of our future activities. In the event that our drilling schedules are not completed, or are delayed or terminated, our operating results will be adversely affected and our operations will differ materially from the activities described in this Annual Report on Form 10-K. As a result of industry factors or factors relating specifically to us, we may have to change our methods of conducting business, which may cause a material adverse effect on our results of operations and financial condition.

We are dependent on certain members of our management and technical team and our inability to retain or recruit qualified personnel may impair our ability to grow our business.

Our investors must rely upon the ability, expertise, judgment and discretion of our management and the success of our technical team in identifying, discovering and developing oil reserves. Our performance and success are dependent, in part, upon key members of our management and technical team, and their loss or departure could be detrimental to our future success. You must be willing to rely to a significant extent on our management's discretion and judgment. The vast majority of our senior management and technical team's equity in us will vest and their employment agreements will expire prior to January 1, 2015. In addition, a significant portion of our employee base is at or near retirement age. Furthermore, we utilize the services of a number of individual consultants for contractually fixed periods of time. Our inability to retain or recruit qualified personnel may impair our ability to grow our business and develop our discoveries, which could have a material adverse effect on our results of operations and financial condition, as well as on the market price of our common stock.

Under the terms of our various license agreements, we are contractually obligated to drill wells and declare any discoveries in order to retain exploration and production rights. In the competitive market for our license areas, failure to declare any discoveries and thereby establish development areas may result in substantial license renewal costs or loss of our interests in the undeveloped parts of our license areas, which may include certain of our prospects.

In order to protect our exploration and production rights in our license areas, we must meet various drilling and declaration requirements. In general, unless we make and declare discoveries within certain time periods specified in our various license agreements and leases, our interests in the undeveloped parts of our license (as is the case in Angola and Gabon) or the whole block (as is the case in the deepwater U.S. Gulf of Mexico) areas may lapse and we may be subject to significant penalties or be required to make additional payments in order to maintain such licenses. For example, under the Risk Services Agreements for Blocks 9 and 21 offshore Angola, in order to preserve our rights in these blocks, we will be required to drill three and four wells, respectively, within four years of the signing of the Risk Services Agreements, or early 2014, subject to certain extensions. Under the PSC for Block 20 offshore Angola, in order to preserve our rights in the block, we will be required to drill four exploratory wells within five years of the signing of the PSC, or late 2016, subject to certain extensions. In addition, most of our deepwater U.S. Gulf of Mexico blocks have a 10-year primary term, expiring between 2016 and 2020. Generally, we are required to commence exploration activities or successfully exploit our properties during the primary lease term in order for these leases to extend beyond the primary lease term. Accordingly, we may not be able to drill all of the prospects we have identified on our leases or licenses prior to the expiration of their respective terms. Should the prospects we have identified under the licenses or leases currently in place yield discoveries, we cannot assure you that we will not face delays in drilling these prospects or otherwise have to relinquish these prospects. The costs to maintain licenses over such areas may fluctuate and may increase significantly since the original term, and we may not be able to renew or extend such licenses on commercially reasonable terms or at all. Our actual drilling activities may therefore materially differ from our current expectations, which could adversely affect our business. For each of our blocks and license areas, we cannot assure you that any renewals or extensions will be granted or whether any new agreements or leases will be available on commercially reasonable terms, or, in some cases, at all.

A substantial or extended decline in oil prices may adversely affect our business, financial condition and results of operations.

The price that we will receive for our oil production will significantly affect our revenue, profitability, access to capital and future growth rate. The market price of oil affects the valuation of our business and price of our common stock despite the fact that we currently do not produce or sell oil. Historically, the oil markets have been volatile and will likely continue to be volatile in the future. Oil prices depend on numerous factors. These factors include, but are not limited to, the following:

- changes in supply and demand for oil and natural gas;
- the actions of the Organization of the Petroleum Exporting Countries;
- the price and quantity of imports of foreign oil and natural gas;
- speculation as to the future price of oil and the speculative trading of oil futures contracts;
- global economic conditions;
- political and economic conditions, including embargoes, in oil-producing countries or affecting other oil-producing activities, particularly in the Middle East, Africa, Russia and South America;
- the continued threat of terrorism and the impact of military and other action, including U.S. military operations in the Middle East;
- the level of global oil exploration and production activity;
- the level of global oil inventories and oil refining capacities;
- weather conditions and other natural disasters;
- technological advances affecting energy consumption;
- domestic and foreign governmental regulations;
- proximity and capacity of oil pipelines and other transportation facilities;
- the price and availability of competitors' supplies of oil; and
- the price and availability of alternative fuels.

Oil prices have fluctuated dramatically in recent times and will likely continue to be volatile in the future. Lower oil prices may not only decrease our revenues on a per unit basis but also may reduce the amount of oil that we can produce economically. A substantial or extended decline in oil prices may materially and adversely affect our future business, financial condition, the market price of our common stock, results of operations, liquidity or ability to finance planned capital expenditures.

We are subject to numerous risks inherent to the exploration and production of oil.

Oil exploration and production activities involve many risks that a combination of experience, knowledge and careful evaluation may not be able to overcome. Our future success will depend on the success of our exploration and production activities and on the future existence of the infrastructure that will allow us to take advantage of our findings. Additionally, our properties are located in deepwater, which generally increases the capital and operating costs, technical challenges and risks associated with exploration and production activities. As a result, our exploration and production activities are subject to numerous risks, including the risk that drilling will not result in commercially viable production. Our decisions to purchase, explore, develop or otherwise exploit prospects or properties will depend in part on the evaluation of seismic data through geophysical and geological analyses, production data and engineering studies, the results of which are often inconclusive or subject to varying interpretations.

Furthermore, the marketability of expected production from our prospects will also be affected by numerous factors. These factors include, but are not limited to, market fluctuations of prices, proximity, capacity and availability of pipelines, the availability of processing facilities, equipment availability and government regulations (including, without limitation, regulations relating to prices, taxes, royalties, allowable production, importing and exporting of hydrocarbons, environmental protection and climate change). The effect of these factors, individually or jointly, may result in us not receiving an adequate return on invested capital.

In the event that our drilling programs are developed and become operational, they may not produce hydrocarbons in commercial quantities or at the costs anticipated, and our projects may cease production, in part or entirely, in certain circumstances. Drilling programs may become uneconomic as a result of an increase in operating costs to produce hydrocarbons. Our actual operating costs may differ materially from our current estimates. Moreover, it is possible that other developments, such as increasingly strict environmental, health and safety laws and regulations and enforcement policies thereunder and claims for damages to natural resources, property or persons resulting from our operations, could result in substantial costs and liabilities, delays, an inability to complete our drilling programs or the abandonment of such drilling programs, which could cause a material adverse effect on our results of operations and financial condition.

We are subject to drilling and other operational hazards.

The exploration and production business involves a variety of operating risks, including, but not limited to:

- blowouts, cratering and explosions;
- mechanical and equipment problems;
- uncontrolled flows or leaks of oil or well fluids, natural gas or other pollution;
- fires and gas flaring operations;
- marine hazards with respect to offshore operations;
- formations with abnormal pressures;
- pollution, other environmental risks and geological problems; and
- weather conditions and natural disasters.

These risks are particularly acute in deepwater drilling and exploration for natural resources. Any of these events could result in loss of human life, significant damage to property, environmental damage, impairment of our operations, delays in our drilling operations, increased costs and substantial losses. In accordance with customary industry practice, we expect to maintain insurance against some, but not all, of these risks and losses. We do not carry business interruption insurance. The occurrence of any of these events, whether or not covered by insurance, could have a material adverse effect on our results of operations and financial condition, as well as on the market price of our common stock.

We are members of several industry groups that provide general and specific oil spill and well containment resources in the U.S. Gulf of Mexico and offshore West Africa, including, but not limited to, the Helix Well Containment Group, Clean Gulf Associates, the Marine Preservation Association, and the National Response Corporation. Through these industry groups, as described under "Business—Containment Resources", we have contractual rights to access certain oil spill and well containment resources. We can make no assurance that these resources will perform as designed or be able to fully contain or cap any oil spill, blow-out or uncontrolled flow of hydrocarbons. Furthermore, our contracts for the use of oil spill and well containment resources contain strict indemnity provisions that generally require us to indemnify the contractor for all losses incurred as a result of assisting us in our oil spill and well containment efforts, subject to certain exceptions and limitations. In the event we experience a subsea blowout, explosion, fire, uncontrolled flow of hydrocarbons or any of the other operational risks identified above, the oil spill and well containment resources which we have contractual rights to will not prevent us from incurring losses or shield us from liability, which could be substantial and have a material adverse effect on our results of operations and financial condition, as well as on the market price of our common stock.

Our operations will involve special risks that could adversely affect operations.

Offshore operations are subject to a variety of operating risks specific to the marine environment, such as capsizing, collisions and damage or loss from hurricanes or other adverse weather conditions. These conditions can cause substantial damage to facilities and interrupt our operations. As a result, we could incur substantial expenses that could reduce or eliminate the funds available for exploration, development or leasehold acquisitions, or result in loss of equipment and properties. In particular, we do not carry, and have no plans to carry, business interruption insurance due to the fact that this is not economically viable, and therefore we may not be able to rely on insurance coverage in the event of such natural phenomena.

Deepwater exploration generally involves greater operational and financial risks than exploration on the shelf. Deepwater drilling generally requires more time and more advanced drilling technologies, involving a higher risk of technological failure and usually higher drilling costs. Such risks are particularly applicable to our deepwater exploration efforts in the Lower Tertiary trend and pre-salt offshore Angola and Gabon, as there has been limited drilling activity in these areas. In addition, there may be production risks of which we are currently unaware. Whether we use existing pipeline infrastructure, participate in the development of new subsea infrastructure or use floating production systems to transport oil from producing wells, if any, these operations may require substantial time for installation, or encounter mechanical difficulties and equipment failures that could result in significant cost overruns and delays. Furthermore, deepwater operations generally, and operations in the Lower Tertiary and offshore West Africa trends in particular, lack the physical and oilfield service infrastructure present on the shelf. As a result, a significant amount of time may elapse between a deepwater discovery and the marketing of the associated hydrocarbons, increasing both the financial and operational risk involved with these operations. Because of the lack and high cost of this infrastructure, reserve discoveries we make in the deepwater, if any, may never be economically producible.

Our operations in the U.S. Gulf of Mexico may be adversely impacted by tropical storms and hurricanes.

Tropical storms, hurricanes and the threat of tropical storms and hurricanes often result in the shutdown of operations in the U.S. Gulf of Mexico as well as operations within the path and the projected path of the tropical storms or hurricanes. In the future, during a shutdown period, we may be unable to access wellsites and our services may be shut down. Additionally, tropical storms or hurricanes may cause evacuation of personnel and damage to offshore drilling rigs and other equipment, which may result in suspension of our operations. The shutdowns, related evacuations and damage can create unpredictability in activity and utilization rates, as well as delays and cost overruns, which may have a material adverse effect on our results of operations and financial condition, as well as on the market price of our common stock.

The geographic concentration of our properties in the U.S. Gulf of Mexico and offshore Angola and Gabon subjects us to an increased risk of loss of revenue or curtailment of production from factors specifically affecting the U.S. Gulf of Mexico and offshore Angola and Gabon.

Our properties are concentrated in three countries: the U.S. Gulf of Mexico and offshore Angola and Gabon. Some or all of these properties could be affected should such regions experience:

- severe weather or natural disasters;
- moratoria on drilling or permitting delays;

- delays or decreases in production;
- delays or decreases in the availability of drilling rigs and related equipment, facilities, personnel or services;
- delays or decreases in the availability of capacity to transport, gather or process production; and/or
- changes in the regulatory, political and fiscal environment.

For example, in response to the Deepwater Horizon incident, the U.S. government and its regulatory agencies with jurisdiction over oil and gas exploration, including the DOI and the BOEM and BSEE, imposed moratoria on drilling operations, required operators to reapply for exploration plans and drilling permits and adopted extensive new regulations, which effectively halted drilling operations in the deepwater U.S. Gulf of Mexico for a period of time. Additionally, oil and gas properties and facilities located in the U.S. Gulf of Mexico were significantly damaged by Hurricanes Katrina and Rita, which required our competitors to spend a significant amount of time and capital on inspections, repairs, debris removal, and the drilling of replacement wells. We maintain insurance coverage for only a portion of these risks. There also may be certain risks covered by insurance where the policy does not reimburse us for all of the costs related to a loss. We do not carry business interruption insurance.

Due to the concentrated nature of our portfolio of properties, a number of our properties could experience any of the same conditions at the same time, resulting in a relatively greater impact on our results of operations than they might have on other companies that have a more diversified portfolio of properties.

Regulations enacted as a result of the Deepwater Horizon drilling rig accident and resulting oil spill may have significantly increased certain of the risks we face and increased the cost of operations in the U.S. Gulf of Mexico.

On April 20, 2010, the Transocean Deepwater Horizon, a semi-submersible offshore drilling rig operating in the deepwater U.S. Gulf of Mexico under contract to BP plc exploded, burned for two days and sank, resulting in loss of life, injuries and a large oil spill. The U.S. government and its regulatory agencies with jurisdiction over oil and gas exploration, including the DOI, BOEM and BSEE, responded to this incident by imposing moratoria on drilling operations and adopting numerous new regulations and new interpretations of existing regulations regarding operations in the U.S. Gulf of Mexico. Compliance with these new regulations has increased the cost of our drilling operations in the U.S. Gulf of Mexico.

We believe that extensive new regulations, increased regulatory and legal scrutiny, the restructuring of the BOEM and BSEE as successors to each of the BOEMRE and the Minerals Management Service, and ongoing and potential third party legal challenges to industry drilling operations in the U.S. Gulf of Mexico could result in substantial delays to and adversely affect our exploration and appraisal drilling operations in the U.S. Gulf of Mexico, including the timing of the permitting process.

The successful execution of our U.S. Gulf of Mexico business plan depends on our ability to continue our exploration and appraisal efforts. A prolonged suspension of or delay in our drilling operations would adversely affect our business, financial position or future results of operations.

Furthermore, the Deepwater Horizon incident may have increased certain of the risks we face, including, without limitation, the following:

- increased governmental regulation and enforcement of our and our industry's operations in a number of areas, including health and safety, financial responsibility, environmental, licensing, taxation, equipment specifications and inspections and training requirements;
- increased difficulty in obtaining leases and permits to drill offshore wells, including as a result of any bans or moratoria placed on offshore drilling;
- potential legal challenges to the issuance of permits and the conducting of our operations;

- higher drilling and operating costs;
- higher royalty rates and fees on leases acquired in the future;
- higher insurance costs and increased potential liability thresholds under proposed legislation and regulations;
- decreased partner participation in wells we operate;
- higher capital costs as a result of any increase to the risks we or our industry face; and
- less favorable investor perception of the risk-adjusted benefits of deepwater offshore drilling.

The occurrence of any of these factors, or their continuation, could have a material adverse effect on our business, financial position or future results of operations.

We face various risks associated with increased activism against oil and gas exploration and development activities.

Opposition toward oil and gas drilling and development activity has been growing globally and is particularly pronounced in the United States. Companies in the oil and gas industry are often the target of activist efforts from both individuals and non-governmental organizations regarding safety, human rights, environmental compliance and business practices. Anti-development activists are working to, among other things, reduce access to federal and state government lands and delay or cancel certain operations such as offshore drilling and development. For example, environmental activists have recently challenged lease sales and decisions to grant air-quality permits in the U.S. Gulf of Mexico for offshore drilling.

Future activist efforts could result in the following:

- delay or denial of drilling permits;
- shortening of lease terms or reduction in lease size;
- restrictions or delays on our ability to obtain additional seismic data;
- restrictions on installation or operation of gathering or processing facilities;
- restrictions on the use of certain operating practices;
- legal challenges or lawsuits;
- damaging publicity about us;
- increased costs of doing business;
- reduction in demand for our products; and
- other adverse effects on our ability to develop our properties.

Our need to incur costs associated with responding to these initiatives or complying with any resulting new legal or regulatory requirements resulting from these activities that are substantial and not adequately provided for, could have a material adverse effect on our business, financial condition and results of operations.

Our operations may be adversely affected by political and economic circumstances in the countries in which we operate.

Our oil exploration, development and production activities are subject to political and economic uncertainties (including but not limited to changes, sometimes frequent or marked, in energy policies or the personnel administering them), expropriation of property, cancellation or modification of contract rights, foreign exchange restrictions, currency fluctuations, royalty and tax increases and other risks arising out of governmental sovereignty over the areas in which our operations are conducted, as well as risks of loss due to civil strife, acts of war, guerrilla activities and insurrection. Some of these risks may be higher in the developing countries in which we conduct our activities, namely, Angola and Gabon.

Our operations are exposed to risks of war, local economic conditions, political disruption, civil disturbance and governmental policies that may:

- disrupt our operations;
- restrict the movement of funds or limit repatriation of profits;
- in the case of our non-U.S. operations, lead to U.S. government or international sanctions; and
- limit access to markets for periods of time.

Disruptions may occur in the future, and losses caused by these disruptions may occur that will not be covered by insurance. Consequently, our exploration, development and production activities may be substantially affected by factors which could have a material adverse effect on our financial condition and results of operations. Furthermore, in the event of a dispute arising from non-U.S. operations, we may be subject to the exclusive jurisdiction of courts outside the U.S. or may not be successful in subjecting non-U.S. persons to the jurisdiction of courts in the U.S., which could adversely affect the outcome of such dispute.

Our operations may also be adversely affected by laws and policies of the jurisdictions, including Angola, Gabon, the United States, the Cayman Islands and other jurisdictions, in which we do business, that affect foreign trade and taxation. Changes in any of these laws or policies or the implementation thereof, could have a material adverse effect on our results of operations and financial position, as well as on the market price of our common stock.

The oil and gas industry, including the acquisition of exploratory acreage in the U.S. Gulf of Mexico and offshore West Africa, is intensely competitive.

The international oil and gas industry, including in the U.S. Gulf of Mexico and West Africa, is highly competitive in all aspects, including the exploration for, and the development of, new sources of oil and gas. We operate in a highly competitive environment for acquiring exploratory acreage and hiring and retaining trained personnel. Many of our competitors possess and employ financial, technical and personnel resources substantially greater than us, which can be particularly important in the areas in which we operate. These companies may be able to pay more for productive or prospective oil properties and prospects and to evaluate, bid for and purchase a greater number of properties and prospects than our financial or personnel resources permit. Furthermore, these companies may also be better able to withstand the financial pressures of unsuccessful drill attempts, delays, sustained periods of volatility in financial markets and generally adverse global and industry-wide economic conditions, and may be better able to absorb the burdens resulting from changes in relevant laws and regulations, which would adversely affect our competitive position. Our ability to acquire additional prospects and to find and develop reserves in the future will depend on our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. Also, there is substantial competition for available capital for investment in the oil and gas industry. As a result of these and other factors, we may not be able to compete successfully in an intensely competitive industry, which could have a material adverse effect on our results of operations and financial condition, as well as on the market price of our common stock.

Participants in the oil and gas industry are subject to complex laws that can affect the cost, manner or feasibility of doing business.

Exploration and production activities in the oil and gas industry are subject to extensive local, state, federal and international regulations. We may be required to make large expenditures to comply with governmental regulations, particularly in respect of the following matters:

- licenses and leases for drilling operations;
- foreign exchange and banking;
- royalty increases, including retroactive claims;
- drilling and development bonds and social payment obligations;
- reports concerning operations;
- the spacing of wells;
- unitization of oil accumulations;
- remediation or investigation activities for environmental purposes; and
- taxation.

Under these and other laws and regulations, we could be liable for personal injuries, property damage and other types of damages. Failure to comply with these laws and regulations also may result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties. Moreover, these laws and regulations could change in ways that could substantially increase our costs. Any such liabilities, penalties, suspensions, terminations or regulatory changes could have a material adverse effect on our results of operations and financial condition, as well as on the market price of our common stock.

The SEC recently promulgated final rules under the Dodd-Frank Act requiring SEC reporting companies that engage in the commercial development of oil, natural gas or minerals, to disclose payments (including taxes, royalties, fees and other amounts) made by such companies or an entity controlled by such companies to the United States or to any non-U.S. government for the purpose of commercial development of oil, natural gas or minerals. Such disclosure will be made in a new public filing with the SEC starting in 2014 (and will cover the 2013 calendar year). The final rules do not contain an exception that would allow companies to exclude payments which may not be disclosed pursuant to foreign laws or confidentiality agreements. Accordingly, while we are working with our foreign partners and the governments of the foreign jurisdictions in which we conduct our oil and gas operations in preparation for these new reporting obligations, there can be no assurance that we will be able to comply with these regulations without creating disagreements with these partners or governments. Further, such regulations may place us at a disadvantage to our non-U.S. competitors in doing business in the international oil and gas industry. Any of these consequences could have a material adverse effect on us, our financial condition and our results of operations.

Angola recently enacted a new Foreign Exchange Law for the Petroleum Sector, which requires, among other things, that all foreign exchange operations be carried out through Angolan banks, that oil and gas exploration and production companies open local bank accounts in foreign currencies in order to pay local taxes and pay for goods and services supplied by non-resident suppliers and service providers, and also that oil and gas exploration and production companies open local bank accounts in local currency in order to pay for goods and services supplied by resident suppliers and service providers. See "Business—Laws and Regulations of Angola and Gabon—Angola" for more information. As a consequence, any foreign currency proceeds we obtain from the sale of our share of oil and gas production in Angola cannot be retained in full outside Angola, as a portion of the proceeds required to settle tax liabilities and pay for local petroleum operations-related expenses must be deposited in and paid through Angolan banks. Furthermore, until we achieve oil and gas production in Angola, we will be required to convert funds into local Angolan currency and deposit such funds in local banks in order pay for our local petroleum operations-related expenses. There can be no assurance that a liquid foreign exchange market will develop in Angola or that we won't be adversely affected by foreign exchange rate fluctuations (which we may not be able to hedge against). In addition, in order to comply with this law and related regulations, we will be required to assess the residency status of our contractors in Angola to determine which rules apply to each specific contractor (whether they be resident contractors or non-resident contractors). We envision that these new rules will require additional compliance efforts and costs on our and other industry participants' part, and may in some cases cause delay or other issues in connection with the acquisition or payments for goods and services. Any of these consequences could have a material adverse effect on our results of operations.

We and our operations are subject to numerous environmental, health and safety regulations which may result in material liabilities and costs.

We are, and our future operations will be, subject to various international, foreign, federal, state and local environmental, health and safety laws and regulations governing, among other things, the emission and discharge of pollutants into the ground, air or water, the generation, storage, handling, use and transportation of regulated materials and the health and safety of our employees. We are required to obtain various environmental permits from governmental authorities for our operations, including drilling permits for our wells. There is a risk that we have not been or will not be at all times in complete compliance with these permits and the environmental laws and regulations to which we are subject. If we violate or fail to comply with these laws, regulations or permits, we could be fined or otherwise sanctioned by regulators, including through the revocation of our permits or the suspension or termination of our operations. If we fail to obtain permits in a timely manner or at all (due to opposition from community or environmental interest groups, governmental delays, changes in laws or the interpretation thereof or any other reasons), such failure could impede our operations, which could have a material adverse effect on our results of operations and our financial condition.

We, as the named lessee or as the designated operator under our current and future oil leases and licenses, could be held liable for all environmental, health and safety costs and liabilities arising out of our actions and omissions as well as those of our third-party contractors. To the extent we do not address these costs and liabilities or if we are otherwise in breach of our lease or license requirements, our leases or licenses could be suspended or terminated. We have contracted with and intend to continue to hire third parties to perform the majority of the drilling and other services related to our operations. There is a risk that we may contract with third parties with unsatisfactory environmental, health and safety records or that our contractors may be unwilling or unable to cover any losses associated with their acts and omissions. Accordingly, we could be held liable for all costs and liabilities arising out of the acts or omissions of our contractors, which could have a material adverse effect on our results of operations and financial condition.

As the designated operator of certain of our leases and licenses, we are required to maintain bonding or insurance coverage for certain risks relating to our operations, including environmental risks. We maintain insurance at levels that we believe are consistent with current industry practices, but we are not fully insured against all risks. Our insurance may not cover any or all environmental claims that might arise from our operations or those of our third-party contractors. If a significant accident or other event occurs and is not fully covered by our insurance, or our third-party contractors have not agreed to bear responsibility, such accident or event could have a material adverse effect on our results of operations and our financial condition. In addition, we may not be able to obtain required bonding or insurance coverage at all or in time to meet our anticipated startup schedule for each well, and if we fail to obtain this bonding or coverage, such failure could have a material adverse effect on our results of operations and financial condition.

Releases to deepwater of regulated substances are common, and under certain environmental laws, we could be held responsible for all of the costs relating to any contamination caused by us or our contractors, at our facilities and at any third party waste disposal sites used by us or on our behalf. These costs could be material. In addition, offshore oil exploration and production involves various hazards, including human exposure to regulated substances, including naturally occurring radioactive materials. As such, we could be held liable for any and all consequences arising out of human exposure to such substances or other damage resulting from the release of regulated substances to the environment, endangered species, property or to natural resources.

Particularly since the Deepwater Horizon event in the U.S. Gulf of Mexico, there has been an increased interest in making regulation of deepwater oil and gas exploration and production more stringent in the U.S. If adopted, certain proposals such as a significant increase or elimination of financial liability caps for economic damages, could significantly raise daily penalties for infractions and require significantly more comprehensive financial assurance requirements under OPA could affect our results of operations and our financial condition.

In addition, we expect continued attention to climate change issues. Various countries and U.S. states and regions have agreed to regulate emissions of greenhouse gases ("GHG"), including methane (a primary component of natural gas) and carbon dioxide, a byproduct of oil and natural gas combustion. Additionally, the U.S. Congress has in the past and may in the future consider legislation requiring reductions in GHG emissions. The EPA began regulating GHG emissions from certain stationary sources on January 2, 2011 and has enacted GHG emissions standards for certain classes of vehicles. The EPA has also adopted rules requiring the reporting of GHG emissions, including from certain offshore oil and natural gas production facilities on an annual basis. The regulation of GHGs and the physical impacts of climate change in the areas in which we, our customers and the end-users of our products operate could adversely impact our operations and the demand for our products.

Environmental, health and safety laws are complex, change frequently and have tended to become increasingly stringent over time. Our costs of complying with current and future environmental, health and safety laws, and our liabilities arising from releases of, or exposure to, regulated substances may adversely affect our results of operations and our financial condition. See "Business—Environmental Matters and Regulation."

Non-U.S. holders of our common stock, in certain situations, could be subject to U.S. federal income tax upon the sale, exchange or other disposition of our common stock.

Our assets consist primarily of interests in U.S. oil and gas properties (which constitute U.S. real property interests for purposes of determining whether we are a U.S. real property holding corporation) and interests in non-U.S. oil and gas properties, the relative values of which at any time may be uncertain and may fluctuate significantly over time. Therefore, we may be, now or at any time while a non-U.S. investor owns our common stock, a U.S. real property holding corporation. As a result, under the Foreign Investment in Real Property Tax Act ("FIRPTA"), certain non-U.S. investors may be subject to U.S. federal income tax on gain from the disposition of shares of our common stock, in which case they would also be required to file U.S. tax returns with respect to such gain. Whether these FIRPTA provisions apply depends on the amount of our common stock that such non-U.S. investors hold and whether, at the time they dispose of their shares, our common stock is regularly traded on an established securities market (such as the NYSE) within the meaning of the applicable Treasury Regulations. So long as our common stock is listed on the NYSE, only a non-U.S. investor who has held, actually or constructively, more than 5% of our common stock may be subject to U.S. federal income tax on the disposition of our common stock under FIRPTA.

We may be exposed to liabilities under the U.S. Foreign Corrupt Practices Act, and any determination that we violated the U.S. Foreign Corrupt Practices Act could have a material adverse effect on our business.

We are subject to the U.S. Foreign Corrupt Practices Act ("FCPA") and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties for the purpose of obtaining or retaining business. We do business and may do additional business in the future in countries and regions in which we may face, directly or indirectly, corrupt demands by officials, tribal or insurgent organizations, or private entities. Thus, we face the risk of unauthorized payments or offers of payments by one of our employees or consultants, given that these parties may not always be subject to our control. Our existing safeguards and any future improvements may prove to be less than effective, and our employees and consultants may engage in conduct for which we might be held responsible.

In connection with entering into our RSAs for Blocks 9 and 21 offshore Angola, two Angolan-based E&P companies were assigned as part of the contractor group by the Angolan government. We had not worked with either of these companies in the past, and, therefore, our familiarity with these companies was limited. In the fall of 2010, we were made aware of allegations of a connection between senior Angolan government officials and one of these companies, Nazaki Oil and Gáz, S.A. ("Nazaki"), which is a full paying member of the contractor group. In March 2011, the SEC commenced an informal inquiry into these allegations. To avoid non-overlapping information requests, we voluntarily contacted the U.S. Department of Justice ("DOJ") with respect to the SEC's informal request and offered to respond to any requests the DOJ may have. Since such time, we have been complying with all requests from the SEC and DOJ with respect to their inquiry. In November 2011, a formal order of investigation was issued by the SEC related to our operations in Angola. We are fully cooperating with the SEC and DOJ investigations, have conducted an extensive investigation into these allegations and believe that our activities in Angola have complied with all laws, including the FCPA. We cannot provide any assurance regarding the duration, scope, developments in, results of or consequences of these investigations.

In the future, we may be partnered with other companies with whom we are unfamiliar. Violations of the FCPA may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the government may seek to hold us liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

We may incur substantial losses and become subject to liability claims as a result of future oil and natural gas operations, for which we may not have adequate insurance coverage.

We maintain insurance to protect us and our subsidiaries against losses arising out of our oil and gas operations. Our insurance includes coverage for operator's extra expense, physical damage to our offshore property, general (third party) liability, workers' compensation and employer's liability, seepage and pollution and other risks. Our insurance includes various limits and deductibles or retentions, which must be met prior to or in conjunction with recovery. Additionally, our insurance is subject to the terms, conditions and exclusions of such policies. We have various insurance coverages with individual policy limits ranging from $1.0 million to $500 million each, with most of our policy limits scaling to the working interest we have in our prospects. While we maintain insurance levels, deductibles and retentions that we believe are prudent and responsible, there is no assurance that such coverage will adequately protect us against liability from all potential consequences and damages.

In general, our current insurance policies cover physical damage to our oil and gas assets. The coverage is designed to repair or replace assets damaged by insurable events.

Our excess liability policies generally provide coverage for bodily injury and property damage, including coverage for seepage and pollution. This liability coverage covers claims for bodily injury or death brought against us by or on behalf of individuals who are not our employees.

Our energy insurance package includes coverage for operator's extra expense, which provides coverage for control of well, re-drill and pollution arising from a covered event. We have identified certain unencumbered assets in the U.S. Gulf of Mexico to the BOEM in order to demonstrate $100 million of Oil Spill Financial Responsibility through self-insurance under OPA. Additionally, as noted above, our excess liability policies provide coverage (dependent on the asset) for bodily injury and property damage, including coverage for negative environmental effects such as seepage and pollution. Legislation has been proposed to increase the limit of the Oil Spill Financial Responsibility policy required for the certificate and there is no assurance that we will be able to obtain this insurance should that happen.

The occurrence of a significant accident or other event not fully covered by our insurance could have a material adverse effect on our operations and financial condition. Our insurance does not protect us against all operational risks. We do not carry business interruption insurance. For some risks, we may not obtain insurance if we believe the cost of available insurance is excessive relative to the risks presented. Because third-party contractors and other service providers are used in our offshore operations, we may not realize the full benefit of worker's compensation laws in dealing with their employees. In addition, pollution and environmental risks generally are not fully insurable.

Generally, under our contracts with drilling and other oilfield service contractors, we are obligated, subject to certain exceptions and limitations, to indemnify such contractors for all claims arising out of damage to our property, injury or death to our employees and pollution emanating from the well-bore, including pollution resulting from blow-outs and uncontrolled flows of hydrocarbons.

Our level of indebtedness may increase and thereby reduce our financial flexibility.

In December 2012 we issued $1.38 billion aggregate principal amount of 2.625% convertible senior notes due 2019 (the "notes"). The notes do not contain restrictive covenants, and we may incur significant additional indebtedness in the future in order to make investments or acquisitions or to explore, appraise or develop our oil and natural gas assets. Our level of indebtedness could affect our operations in several ways, including the following:

- a significant portion or all of our cash flows, if and when generated, could be used to service our indebtedness;
- a high level of indebtedness could increase our vulnerability to general adverse economic and industry conditions;
- a high level of indebtedness may place us at a competitive disadvantage compared to our competitors that are less leveraged and therefore, may be able to take advantage of opportunities that our indebtedness could prevent us from pursuing; and
- a high level of indebtedness may impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate or other purposes.

A high level of indebtedness increases the risk that we may default on our debt obligations. Our ability to meet our debt obligations and to reduce our level of indebtedness depends on our future performance. General economic conditions, risks associated with exploring for and producing oil and natural gas, oil and natural gas prices and financial, business and other factors affect our operations and our future performance. Many of these factors are beyond our control. We may not be able to generate sufficient cash flows to pay the interest on our indebtedness and future working capital, borrowings or equity financing may not be available to pay or refinance such indebtedness. Factors that will affect our ability to raise cash through an offering of our equity securities or a refinancing of our indebtedness include financial market conditions, the value of our assets and our performance at the time we need capital.

Conversions of the notes may adversely affect our financial condition and operating results.

Holders of notes will be entitled to convert the notes at their option at any time up until the maturity date, being December 1, 2019. If one or more holders elect to convert their notes, unless we elect to satisfy our conversion obligation by delivering solely shares of our common stock (other than cash in lieu of any fractional share), we would be required to settle a portion or all of our conversion obligation through the payment of cash, which could adversely affect our liquidity. In addition, even if holders do not elect to convert their notes, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of the notes as a current rather than long-term liability, which would result in a material reduction of our net working capital.

The accounting method for convertible debt securities that may be settled in cash, such as the notes, is the subject of recent changes that could have a material effect on our reported financial results.

In May 2008, the Financial Accounting Standards Board, which we refer to as FASB, issued FASB Staff Position No. APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement), which has subsequently been codified as Accounting Standards Codification 470-20, Debt with Conversion and Other Options, which we refer to as ASC 470-20. Under ASC 470-20, an entity must separately account for the liability and equity components of the convertible debt instruments (such as the notes) that may be settled entirely or partially in cash upon conversion in a manner that reflects the issuer's economic interest cost. The effect of ASC 470-20 on the accounting for the notes is that the equity component is required to be included in the additional paid-in capital section of stockholders' equity on our consolidated balance sheet, and the value of the equity component would be treated as original issue discount for purposes of accounting for the debt component of the notes. As a result, we will be required to record a greater amount of non-cash interest expense in current periods presented as a result of the amortization of the discounted carrying value of the notes to their face amount over the term of the notes. We will report lower net income in our financial results because ASC 470-20 will require interest to include both the current period's amortization of the debt discount and the instrument's coupon interest, which could adversely affect our reported or future financial results, the trading price of our common stock and the trading price of the notes.

In addition, convertible debt instruments like the notes that may be settled in cash, stock or a combination of cash and stock are currently accounted for utilizing the if converted method, the effect of which is that conversion will not be assumed for purposes of computing diluted earnings per share if the effect would be antidilutive. Under the if-converted method, for diluted earnings per share purposes, convertible debt is antidilutive whenever its interest, net of tax and nondiscretionary adjustments, per common share obtainable on conversion exceeds basic earnings per share. Dilutive securities that are issued during a period and dilutive convertible securities for which conversion options lapse, or for which related debt is extinguished during a period, will be included in the denominator of diluted earnings per share for the period that they were outstanding. Likewise, dilutive convertible securities converted during a period will be included in the denominator for the period prior to actual conversion. Moreover, interest charges applicable to the convertible debt will be added back to the numerator. We cannot be sure that the accounting standards in the future will continue to permit the use of the if converted method. If we are unable to use the if-converted method in accounting for the shares issuable upon conversion of the notes, then our diluted earnings per share would be reduced.

Risks Relating to our Common Stock

Our stock price may be volatile, and investors in our common stock could incur substantial losses.

Our stock price may be volatile. The stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. The market price for our common stock may be influenced by many factors, including, but not limited to:

- the price of oil and natural gas;
- the success of our exploration and development operations, and the marketing of any oil we produce;
- regulatory developments in the United States and foreign countries where we operate;
- the recruitment or departure of key personnel;
- quarterly or annual variations in our financial results or those of companies that are perceived to be similar to us;
- market conditions in the industries in which we compete and issuance of new or changed securities;
- analysts' reports or recommendations;
- the failure of securities analysts to cover our common stock or changes in financial estimates by analysts;
- the inability to meet the financial estimates of analysts who follow our common stock;
- the issuance or sale of any additional securities of ours;
- investor perception of our company and of the industry in which we compete; and
- general economic, political and market conditions.

A substantial portion of our total outstanding shares may be sold into the market at any time. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

All of the shares sold in our public offerings are freely tradable without restrictions or further registration under the federal securities laws, unless purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). Substantially all the remaining shares of common stock are restricted securities as defined in Rule 144 under the Securities Act. Restricted securities may be sold in the U.S. public market only if registered or if they qualify for an exemption from registration, including by reason of Rules 144 or 701 under the Securities Act. All of our restricted shares are eligible for sale in the public market, subject in certain circumstances to the volume, manner of sale limitations with respect to shares held by our affiliates, and other limitations under Rule 144. Additionally, we have registered all shares of our common stock that we may issue under our employee and director benefit plans. These shares can be freely sold in the public market upon issuance, unless pursuant to their terms these stock awards have transfer restrictions attached to them. Sales of a substantial number of shares of our common stock, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock.

Conversion of the notes may dilute the ownership interest of existing stockholders, including holders who have previously converted their notes.

The conversion of some or all of the notes may dilute the ownership interests of existing stockholders. Any sales in the public market of any shares of our common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the anticipated conversion of the notes into shares of our common stock or a combination of cash and shares of our common stock could depress the price of our common stock.

Holders of our common shares will be diluted if additional shares are issued.

We may issue additional shares of common stock, preferred stock, warrants, rights, units and debt securities for general corporate purposes, including, but not limited to, repayment or refinancing of borrowings, working capital, capital expenditures, investments and acquisitions. We may issue additional shares of common stock in connection with complementary or strategic acquisitions of assets or businesses. We also issue restricted stock to our executive officers, employees and independent directors as part of their compensation. If we issue additional shares of common stock in the future, it may have a dilutive effect on our current outstanding stockholders.

Ownership of our capital stock is concentrated among our largest stockholders and their affiliates.

Our former financial sponsors collectively own approximately 42% of our outstanding common stock. These stockholders have significant influence over all matters that require approval by our stockholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership will limit your ability to influence corporate matters, and as a result, actions may be taken that you may not view as beneficial. Furthermore, these stockholders may sell their shares of common stock at any time. Such sales could be substantial and adversely affect the market price of our common stock.

Provisions of our certificate of incorporation and by-laws could discourage potential acquisition proposals and could deter or prevent a change in control.

Some provisions in our certificate of incorporation and by-laws, as well as Delaware statutes, may have the effect of delaying, deferring or preventing a change in control. These provisions, including those providing for the possible issuance of shares of our preferred stock and the right of the board of directors to amend the by-laws, may make it more difficult for other persons, without the approval of our board of directors, to make a tender offer or otherwise acquire a substantial number of shares of our common stock or to launch other takeover attempts that a stockholder might consider to be in his or her best interest. These provisions could limit the price that some investors might be willing to pay in the future for shares of our common stock.

Provisions of the notes could discourage an acquisition of us by a third party.

Certain provisions of the notes could make it more difficult or more expensive for a third party to acquire us, or may even prevent a third party from acquiring us. For example, upon the occurrence of a fundamental change, holders of the notes will have the right, at their option, to require us to repurchase all of their notes or any portion of the principal amount of such notes in integral multiples of $1,000. In addition, the acquisition of us by a third party could require us, under certain circumstances, to increase the conversion rate for a holder who elects to convert its notes in connection with such acquisition. By discouraging an acquisition of us by a third party, these provisions could have the effect of depriving the holders of our common stock of an opportunity to sell their common stock at a premium over prevailing market prices.

We do not intend to pay dividends on our common shares and, consequently, your only opportunity to achieve a return on your investment is if the price of our shares appreciates.

We do not plan to declare dividends on shares of our common stock in the foreseeable future. Consequently, investors must rely on sales of their shares of common stock after price appreciation, which may never occur, as the only way to realize a return on their investment.

Item 1B. *Unresolved Staff Comments*

Not applicable.

Item 2. *Properties*

Please refer to the information under the captions "Business—Overview—U.S. Gulf of Mexico Segment" and "Business—Overview—West Africa Segment" elsewhere in this Annual Report on Form 10-K.

Item 3. *Legal Proceedings*

We are not currently party to any legal proceedings. However, from time to time we may be subject to various lawsuits, claims and proceedings that arise in the normal course of business, including employment, commercial, environmental, safety and health matters. It is not presently possible to determine whether any such matters will have a material adverse effect on our consolidated financial position, results of operations, or liquidity.

Item 4. *Mine Safety Disclosures*

Not applicable.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Market Information

Our common stock is traded on the New York Stock Exchange under the symbol "CIE." On February 15, 2013, the last reported sale price for our common stock on New York Stock Exchange was $25.09 per share. The following table sets forth, for the periods indicated, the reported high and low sale prices for our common stock on the New York Stock Exchange.

	High	Low
Year ending December 31, 2013		
First Quarter (through February 15, 2013)	$27.00	$24.00
Year ended December 31, 2012		
Fourth Quarter	$29.45	$19.90
Third Quarter	28.69	20.59
Second Quarter	31.36	19.69
First Quarter	36.51	15.63
Year ended December 31, 2011		
Fourth Quarter	$16.24	$ 6.30
Third Quarter	14.87	7.51
Second Quarter	17.22	12.03
First Quarter	17.14	12.39

Performance Graph

The following performance graph and related information shall not be deemed "soliciting material" or to be "filed" with the SEC, nor shall information be incorporated by reference into any future filing under the Securities Act of 1933 or Securities Exchange Act of 1934, each as amended, except to the extent that we specifically incorporate it by reference into such filing.

The following stock price performance graph is intended to allow review of stockholder returns, expressed in terms of the appreciation of our common stock relative to two broad-based stock performance indices. The information is included for historical comparative purposes only and should not be considered indicative of future stock performance. The graph compares the yearly percentage change in the cumulative total stockholder return on our common stock with the cumulative total return of the Standard & Poor's Composite 500 Stock Index and of the Dow Jones U.S. Exploration & Production Index (formerly Dow Jones Secondary Oil Stock Index) from December 16, 2009, the date we commenced trading on the New York Stock Exchange, through December 31, 2012.


200.00
180.00
160.00
140.00
120.00
$ 100.00
80.00
60.00
40.00
20.00
0.00
2009
2010
2011
2012
Cobalt International Energy
S&P's Composite 500 Stock Index
DJ US Expl. & Prod. Index

An investment of $100 (with reinvestment of any dividends) is assumed to have been made in our common stock, in the S&P's Composite 500 Stock Index and in the Dow Jones U.S. Exploration & Production Index on December 16, 2009, and its relative performance is tracked through December 31, 2012:

	As of December 16, 2009	Year Ended December 31,			
		2009	2010	2011	2012
Cobalt International Energy, Inc.	$100.00	$102.52	$ 90.44	$114.96	$181.93
S&P's Composite 500 Stock Index	100.00	100.53	113.38	113.38	128.58
Dow Jones U.S. Exploration & Production Index	100.00	102.55	121.27	116.66	120.68

Holders

As of December 31, 2012, there were approximately 144 holders of record of our common stock. The number of record holders does not include holders of shares in "street names" or persons, partnerships, associations, corporations or other entities identified in security position listings maintained by depositories.

Dividend Policy

At the present time, we intend to retain all of our future earnings, if any, generated by our operations for the development and growth of our business. The decision to pay dividends on our common stock is at the discretion of our board of directors and depends on our financial condition, results of operations, capital requirements and other factors that our board of directors deems relevant.

Item 6. *Selected Financial Data*

The selected historical financial information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with our financial statements and the notes to those financial statements included elsewhere in this Annual Report on Form 10-K. The consolidated statements of operations and cash flows information for the years ended December 31, 2012, 2011, 2010, 2009, and 2008 were derived from Cobalt International Energy, Inc.'s audited financial statements.

Consolidated Statement of Operations Information:

	Year Ended December 31,				
	2012	2011	2010	2009	2008
	($ in thousands except per share data)				
Oil and gas revenue	$ —	$ —	$ —	$ —	$ —
Operating costs and expenses					
Seismic and exploration	61,583	32,239	45,030	30,666	41,274
Dry hole expense and impairment	134,085	45,732	44,178	14,486	—
General and administrative	87,963	59,130	48,063	35,996	31,271
Depreciation and amortization	1,197	735	787	622	683
Total operating costs and expenses	284,828	137,836	138,058	81,770	73,228
Operating income (loss)	(284,828)	(137,836)	(138,058)	(81,770)	(73,228)
Other income (expense):					
Interest income	5,041	4,199	1,582	513	1,632
Interest expense	(3,212)	—	—	—	—
Total other income (expense)	1,829	4,199	1,582	513	1,632
Net income (loss) before income tax	(282,999)	(133,637)	(136,476)	(81,257)	(71,596)
Income tax expense (benefit)(1)(2)	—	—	—	—	—
Net income (loss)	$ (282,999)	$ (133,637)	$ (136,476)	$ (81,257)	$(71,596)
Basic and diluted income (loss) per common share	$ (0.70)	$ (0.35)	$ (0.39)		
Weighted average number of common shares—basic and diluted	403,356,174	376,603,520	349,342,050		
Pro forma net income (loss) (unaudited)(1):					
Net income (loss) as reported				$ (81,257)	
Pro forma income tax expense(2)				—	
Pro forma management fees(3)				2,872	
Pro forma net income (loss) allocable to common shareholders				$ (78,385)	
Pro forma basic and diluted income (loss) per share(4)				$ (0.33)	
Pro forma weighted average number of common shares—basic and diluted(5)				236,751,219	

(1) Upon completion of our initial public offering in 2009, Cobalt International Energy, L.P. became wholly-owned by Cobalt International Energy, Inc. Upon the completion of our corporate reorganization, all of Cobalt International Energy, L.P.'s outstanding limited partnership interests were exchanged for shares of Cobalt International Energy, Inc.'s common stock based on these interests' relative rights as set forth in Cobalt International Energy, L.P.'s limited partnership agreement. Additionally, we became subject to federal and state income taxes.

(2) No income tax benefit has been reflected since a full valuation allowance has been established against the deferred tax asset that would have been generated as a result of the operating results.

(3) Upon completion of the corporate reorganization the right of our former private equity owners to receive a management fee terminated.

(4) Nonvested restricted stock awards of 8,015,041 as of December 31, 2009 were excluded from the pro forma calculation of diluted income (loss) per common share because they were anti-dilutive for the applicable period.

(5) The pro forma weighted average common shares outstanding have been calculated as if the conversion of all partnership units into shares of common shares occurred as of the beginning of the year.

Consolidated Balance Sheet Information:

	As of December 31,				
	2012	2011	2010	2009	2008
			($ in thousands)		
Cash and cash equivalents(1)	$1,425,815	$ 292,546	$ 302,720	$1,093,100	$ 5,103
Short-term restricted cash	90,440	69,009	—	—	—
Short-term investments(2)	789,668	858,293	534,933	—	—
Total current assets	2,456,742	1,335,094	889,632	1,153,946	23,876
Total property, plant and equipment(3)	1,099,756	863,326	463,769	471,612	760,728
Long-term restricted cash	395,652	270,235	338,515	186,547	—
Long-term investments	36,267	47,232	40,003	—	—
Total assets	4,011,459	2,527,944	1,746,443	1,812,105	784,604
Total current liabilities(4)	160,956	238,069	24,559	70,523	44,133
Total long term liabilities(5)	1,161,285	210,961	2,850	—	—
Total partners' capital/stockholders' equity	2,689,218	2,078,914	1,719,034	1,741,582	740,471
Total liabilities and partners' capital/ stockholders' equity	4,011,459	2,527,944	1,746,443	1,812,105	784,604

(1) The significant increase in cash and cash equivalents from December 31, 2011 to December 31, 2012 was due to the proceeds that we received on December 17, 2012 from the issuance of our 2.625% convertible senior notes due 2019. These proceeds we received were temporarily held in money market funds as of December 31, 2012. The decrease from December 31, 2009 to December 31, 2010 was due to increases in investment in short-term and long-term investments. Cash and cash equivalents at December 31, 2009 includes the proceeds from our initial public offering.

(2) The increase in investments from December 31, 2010 to 2011 was attributed to the investments of the proceeds from the equity offering of common stock during 2011.

(3) The increase from December 31, 2011 to 2012 reflects acquisition of uproved leases in the Gulf of Mexico and the capitalized costs for the Heidelberg #3 and Cameia #2 appraisal wells and the North Platte #1 exploratory well. The increase from December 31, 2010 to 2011 reflects the acquisition costs of Block 20 offshore Angola. The decreases in 2010 and 2009 reflect the farm-out of the U.S. Gulf of Mexico lease interests to Total and Sonangol.

(4) The decrease in current liabilities at December 31, 2012 was primarily attributed to the payment of certain bonus obligations for Block 20 during 2012. The increase in current liabilities at December 31, 2011 consists of year-end accruals for exploration costs in the U.S. Gulf of Mexico and West Africa and the short-term portion of the social and bonus payment obligations for Blocks 9, 20 and 21.

(5) The significant increase in long-term liabilities from December 31, 2011 to 2012 reflects the issuance of the 2.625% convertible senior notes due 2019 on December 17, 2012. The increase in long-term liabilities at December 31, 2011 reflects the long-term portion of the social and bonus payment obligations for Blocks 9, 20 and 21.

Consolidated Statement of Cash Flows Information:

	Year Ended December 31,				
	2012	2011	2010	2009	2008
	($ in thousands)				
Net cash provided by (used in):					
Operating activities	$ (140,397)	$ (57,795)	$(133,264)	$ (75,486)	$ (48,420)
Investing activities	(564,761)	(430,391)	(758,372)	87,123	(608,876)
Financing activities	1,838,427	478,012	101,256	1,076,360	566,453

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in "Risk Factors," "Cautionary Note Regarding Forward-Looking Statements," and the other matters set forth in this Annual Report on Form 10-K. The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the notes thereto included elsewhere in this Annual Report on Form 10-K, as well as the information presented under "Selected Financial Data." Due to the fact that we have not generated any revenues, we believe that the financial information contained in this Annual Report on Form 10-K is not indicative of, or comparable to, the financial profile that we expect to have once we begin to generate revenues. Except to the extent required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

We are an independent, oil-focused exploration and production company with an extensive below salt prospect inventory in the deepwater U.S. Gulf of Mexico and offshore Angola and Gabon in West Africa. All of our prospects are oil-focused. To date, our drilling efforts have resulted in discoveries in both the U.S. Gulf of Mexico at North Platte, Heidelberg and Shenandoah and offshore Angola at Cameia. Our plan is to continue to mature and drill what we believe are our most promising prospects in the deepwater U.S. Gulf of Mexico and the deepwater offshore Angola and Gabon as we further appraise, evaluate and progress our existing discoveries toward potential project sanction and development. We operate our business in two geographic segments: the U.S. Gulf of Mexico and West Africa.

Factors Affecting Comparability of Future Results

You should read this management's discussion and analysis of our financial condition and results of operations in conjunction with our historical financial statements included elsewhere in this Annual Report on Form 10-K. Below are the period-to-period comparisons of our historical results and the analysis of our financial condition. In addition to the impact of the matters discussed in "Risk Factors," our future results could differ materially from our historical results due to a variety of factors, including the following:

Success in the Discovery and Development of Oil Reserves. Because we have no operating history in the production of oil, our future results of operations and financial condition will be directly affected by our ability to discover and develop reserves through our drilling activities. Currently, our estimated oil asset base does not qualify as proved reserves. The calculation of our geological and petrophysical estimates is complex and imprecise, and it is possible that our future exploration will not result in additional discoveries, and, even if we are able to successfully make such discoveries, there is no certainty that the discoveries will be commercially viable to produce. Our results of operations will be adversely affected in the event that our estimated oil asset base does not result in reserves that may eventually be commercially developed.

Oil and Gas Revenue. We have not yet commenced oil production. If and when we do commence production, we expect to generate revenue from such production. No oil and gas revenue is reflected in our historical financial statements.

Production Costs. We have not yet commenced oil production. If and when we do commence production, we will incur production costs. Production costs are the costs incurred in the operation of producing and processing our production and are primarily comprised of lease operating expense, workover costs and production and ad valorem taxes. No production costs are reflected in our historical financial statements.

General and Administrative Expenses. These costs include expenses associated with our staff costs, information technology, rent, travel, annual and quarterly reporting, investor relations, registrar and transfer agent fees, incremental insurance costs, and accounting and legal services.

Depreciation, Depletion and Amortization. We have not yet commenced oil or natural gas production. If and when we do commence production, we will amortize the costs of successful exploration, appraisal, drilling and field development using the unit-of-production method based on total estimated proved developed oil and gas reserves. Costs of acquiring proved and unproved leasehold properties and associated asset retirement costs will be amortized using the unit-of-production method based on total estimated proved developed and undeveloped reserves. No depletion of oil and gas properties is reflected in our historical financial statements.

Demand and Price. The demand for oil is susceptible to volatility related to, among other factors, the level of global economic activity and may also fluctuate depending on the performance of specific industries. We expect that a decrease in economic activity, in the United States and elsewhere, would adversely affect demand for oil we expect to produce. Since we have not generated revenues, these key factors will only affect our financial statements when we produce and sell hydrocarbons.

We expect to earn income from:

- domestic and international sales, which consist of sales of oil and natural gas;
- sales to international markets; and
- other sources, including services, investment income and foreign exchange gains.

We expect that our expenses will include:

- costs of sales (which are composed of production costs, insurance, and costs associated with the operation of our wells);
- maintenance and repair of property and equipment;
- costs of acquiring new leases or licenses;
- costs of acquiring seismic data;
- depreciation and amortization of fixed assets;
- depletion of oilfields;
- exploration costs;
- selling expenses (which include expenses relating to the transportation, marketing and distribution of our products) and general and administrative expenses; and
- interest expense and foreign exchange losses.

We expect that fluctuations in our financial condition and results of operations will be driven by a combination of factors, including:

- the volume of oil we produce and sell;
- changes in the domestic and international prices of oil, which are denominated in U.S. dollars;
- fluctuations in the royalty rates on the leases that we hold;
- our success in future bidding rounds for leases and concessions;
- political and economic conditions in the United States, Angola and Gabon; and
- the amount of taxes and duties that we are required to pay with respect to our future operations, by virtue of our status as a U.S. company and our involvement in the oil and gas industry.

Results of Operations

We operate our business in two geographic segments: the U.S. Gulf of Mexico and West Africa. The discussion of the results of operations and the period-to-period comparisons presented below for each operating segment and our consolidated operations analyzes our historical results. The following discussion may not be indicative of future results.

Fiscal Years Ended December 31, 2012 vs. 2011

	Year Ended December 31, 2012	2011	Increase (Decrease)	Percentage Change
	($ in thousands)			
U.S. Gulf of Mexico Segment:				
Oil and gas revenue	$ —	$ —	$ —	—%
Operating costs and expenses				
Seismic and exploration	32,874	10,707	22,167	207%
Dry hole expense and impairment	134,085	23,323	110,762	475%
General and administrative	63,270	45,742	17,528	38%
Depreciation and amortization	967	653	314	48%
Total operating costs and expenses	**231,196**	**80,425**	**150,771**	**187%**
Operating income (loss)	**(231,196)**	**(80,425)**	**150,771**	**187%**
Other income (expense)				
Interest income	5,036	4,194	842	20%
Interest expense	(3,212)	—	3,212	—
Total other income (expense)	**1,824**	**4,194**	**(2,370)**	**(57)%**
Net income (loss) before income tax	**(229,372)**	**(76,231)**	**153,141**	**201%**
Income tax expense (benefit)	—	—	—	—
Net income (loss)	**$(229,372)**	**$ (76,231)**	**$153,141**	**201%**
West Africa Segment:				
Oil and gas revenue	$ —	$ —	$ —	—%
Operating costs and expenses				
Seismic and exploration	28,709	21,532	7,177	33%
Dry hole expense and impairment	—	22,409	(22,409)	(100)%
General and administrative	24,693	13,388	11,305	84%
Depreciation and amortization	230	82	148	180%
Total operating costs and expenses	**53,632**	**57,411**	**(3,779)**	**(7)%**
Operating income (loss)	**(53,632)**	**(57,411)**	**(3,779)**	**(7)%**
Other income (expense)				
Interest income	5	5	—	—
Interest expense	—	—	—	—
Total other income (expense)	5	**5**	—	—
Net income (loss) before income tax	**(53,627)**	**(57,406)**	**(3,779)**	**(7)%**
Income tax expense (benefit)	—	—	—	—
Net income (loss)	**$ (53,627)**	**$ (57,406)**	**$ (3,779)**	**(7)%**
Consolidated Operations:				
Oil and gas revenue	$ —	$ —	$ —	—%
Operating costs and expenses				
Seismic and exploration	61,583	32,239	29,344	91%
Dry hole expense and impairment	134,085	45,732	88,353	193%
General and administrative	87,963	59,130	28,833	49%
Depreciation and amortization	1,197	735	462	63%
Total operating costs and expenses	**284,828**	**137,836**	**146,992**	**107%**
Operating income (loss)	**(284,828)**	**(137,836)**	**146,992**	**107%**
Other income (expense)				
Interest income	5,041	4,199	842	20%
Interest expense	(3,212)	—	3,212	—
Total other income (expense)	**1,829**	**4,199**	**(2,370)**	**(57)%**
Net income (loss) before income tax	**(282,999)**	**(133,637)**	**149,362**	**112%**
Income tax expense (benefit)	—	—	—	—
Net income (loss)	**$(282,999)**	**$(133,637)**	**$149,362**	**112%**

U.S. Gulf of Mexico Segment:

Oil and gas revenue. We have not yet commenced oil production in the U.S. Gulf of Mexico. Therefore, we did not realize any oil and gas revenue during the years ended December 31, 2012 and 2011.

Operating costs and expenses. Our operating costs and expenses for our U.S. Gulf of Mexico operations consisted of the following during the years ended December 31, 2012 and 2011:

Seismic and exploration. Seismic and exploration costs increased by approximately $22.2 million during the year ended December 31, 2012, as compared to the year ended December 31, 2011. The increase was primarily due to a $24.5 million increase in seismic costs and a $0.3 million increase in delay rentals offset by the decrease of $2.6 million in exploration expenses which were primarily attributable to standby and regulatory acceptance costs incurred for Ensco 8503 drilling rig during the year ended December 31, 2011.

Dry hole expense and impairment. Dry hole expense and impairment increased by $110.8 million during the year ended December 31, 2012, as compared to the year ended December 31, 2011. The increase is due to impairment of unproved leasehold properties and dry hole expense written off against exploratory wells as reflected in the following table:

	Year Ended December 31,		
	2012	2011	Increase (Decrease)
	(in thousands)		
Impairment of Unproved leasehold:			
Ligurian prospect	$ 41,861	$ —	$ 41,861
Other leasehold(1)	8,298	—	8,298
Amortization of leasehold with carrying value under $1 million	10,007	9,127	880
Dry Hole Expense:			
Ligurian #1 exploratory well	8,100	—	8,100
Ligurian #2 exploratory well	48,994	—	48,994
Heidelberg #2 appraisal well	—	5,999	(5,999)
Heidelberg #3 appraisal well side track	4,109	—	4,109
Shenandoah #2 appraisal well	12,716	—	12,716
Criollo #1 exploratory well	—	8,197	(8,197)
	$134,085	$23,323	$110,762

(1) Other leasehold includes certain unproved oil and gas leases for properties in the U.S. Gulf of Mexico with carrying value greater than $1 million that we have no exploration activity planned, based on our three-year exploration plan, during the remaining term of the leases.

General and administrative. General and administrative costs increased by $17.5 million during the year ended December 31, 2012 as compared to the year ended December 31, 2011. The increase in general and administrative costs during this period was primarily attributed to a $16.6 million increase in staff related expenses which includes non-cash equity compensation, a $6.8 million increase in legal and other consulting fees, a $1.0 million increase in information and technology expenses, a $2.3 million increase in office rent and facilities due to the move to our new office building in Houston and a $2.6 million increase in other office related expenses, offset by an increase of $11.8 million in recoveries from partners due to the increase in drilling activities.

Depreciation and amortization. Depreciation and amortization did not change significantly during the year ended December 31, 2012 as compared to the year ended December 31, 2011.

Other income (expense). Other income decreased by $2.4 million for the year ended December 31, 2012 as compared to the year ended December 31, 2011. The decrease was primarily due to the increase of $0.8 million from interest and dividends earned in investment securities offset by $3.2 million recognized for the interest expense associated with our 2.625% convertible senior notes due 2019 during the year ended December 31, 2012.

Income taxes. As a result of net operating losses, for income tax purposes, we recorded a net deferred tax asset of $269.6 million and $177.2 million with a corresponding full valuation of $269.6 million and $177.2 million for the years ended December 31, 2012 and 2011, respectively.

West Africa Segment:

Oil and gas revenue. We have not yet commenced oil production in West Africa. Therefore, we did not realize any oil and gas revenue during the years ended December 31, 2012 and 2011.

Operating costs and expenses. Our operating costs and expenses for the West Africa operations consisted of the following during the years ended December 31, 2012 and 2011:

Seismic and exploration. Seismic and exploration costs increased by approximately $7.2 million during the year ended December 31, 2012, as compared to the year ended December 31, 2011. The increase was due to the net effect of $9.7 million for standby costs associated with drilling of the Cameia #2 appraisal well charged to other exploration expenses which were offset by decrease of $2.5 million incurred in seismic costs during the year ended December 31, 2012.

Dry hole expense and impairment. Dry hole expense and impairment decreased by $22.4 million during the year ended December 31, 2012, as compared to the year ended December 31, 2011. The decrease was due to a $22.4 million charge against the Bicuar #1 exploratory well during the year ended December 31, 2011. The Company did not have any dry hole charge for West Africa operations for the year ended December 31, 2012.

General and administrative. General and administrative costs increased by $11.3 million during the year ended December 31, 2012 as compared to the year ended December 31, 2011. The increase in general and administrative costs during this period was primarily attributed to a $2.4 million increase in office rent and facilities related to the move to the new office building in Luanda, a $1.1 million increase in expatriate housing and related costs, a $1.3 million increase in other office related expenses and a $6.5 million increase for contractors and consulting services incurred in support of West Africa operations during the year ended December 31, 2012.

Depreciation and amortization. Depreciation and amortization did not change significantly during the year ended December 31, 2012 as compared to the year ended December 31, 2011.

Other income. There was no significant other income for the West Africa operations during the years ended December 31, 2012 and 2011.

Income taxes. As a result of net operating losses, we included a net deferred tax asset of $77.4 million and $30.4 million for West Africa in our U.S. consolidated tax provisions for the years ended December 31, 2012 and 2011, respectively.

Fiscal Years Ended December 31, 2011 vs. 2010

	Year Ended December 31,		Increase	Percentage
	2011	2010	(Decrease)	Change
	($ in thousands)			
U.S. Gulf of Mexico Segment:				
Oil and gas revenue	$ —	$ —	$ —	—%
Operating costs and expenses				
Seismic and exploration	10,707	15,984	(5,277)	(33)%
Dry hole expense and impairment	23,323	44,178	(20,855)	(47)%
General and administrative	45,742	33,674	12,068	36%
Depreciation and amortization	653	783	(130)	(17)%
Total operating costs and expenses	**80,425**	**94,619**	**(14,194)**	**(15)%**
Operating income (loss)	**(80,425)**	**(94,619)**	**(14,194)**	**(15)%**
Other income (expense)				
Interest income (expense), net	4,194	1,582	2,612	165%
Total other income (expense)	**4,194**	**1,582**	**2,612**	**165%**
Net income (loss) before income tax	**(76,231)**	**(93,037)**	**(16,806)**	**(18)%**
Income tax expense (benefit)	—	—	—	—
Net income (loss)	**$ (76,231)**	**$ (93,037)**	**$(16,806)**	**(18)%**
West Africa Segment:				
Oil and gas revenue	$ —	$ —	$ —	—%
Operating costs and expenses				
Seismic and exploration	21,532	29,046	(7,514)	(26)%
Dry hole expense and impairment	22,409	—	22,409	—
General and administrative	13,388	14,389	(1,001)	(7)%
Depreciation and amortization	82	4	78	1950%
Total operating costs and expenses	**57,411**	**43,439**	**13,972**	**32%**
Operating income (loss)	**(57,411)**	**(43,439)**	**13,972**	**32%**
Other income (expense)				
Interest income (expense), net	5	—	5	—
Total other income (expense)	**5**	—	5	—
Net income (loss) before income tax	**(57,406)**	**(43,439)**	**13,967**	**32%**
Income tax expense (benefit)	—	—	—	—
Net income (loss)	**$ (57,406)**	**$ (43,439)**	**$ 13,967**	**32%**
Consolidated Operations:				
Oil and gas revenue	$ —	$ —	$ —	—%
Operating costs and expenses				
Seismic and exploration	32,239	45,030	$(12,791)	(28)%
Dry hole expense and impairment	45,732	44,178	1,554	4%
General and administrative	59,130	48,063	11,067	23%
Depreciation and amortization	735	787	(52)	(7)%
Total operating costs and expenses	**137,836**	**138,058**	**(222)**	**(0.2)%**
Operating income (loss)	**(137,836)**	**(138,058)**	**(222)**	**(0)%**
Other income (expense)				
Interest income (expense), net	4,199	1,582	2,617	165%
Total other income (expense)	**4,199**	**1,582**	2,617	165%
Net income (loss) before income tax	**(133,637)**	**(136,476)**	**(2,839)**	**(2)%**
Income tax expense (benefit)	—	—	—	—
Net income (loss)	**$(133,637)**	**$(136,476)**	**$ (2,839)**	**(2)%**

U.S. Gulf of Mexico Segment:

Oil and gas revenue. We have not yet commenced oil production in the U.S. Gulf of Mexico. Therefore, we did not realize any oil and gas revenue during the years ended December 31, 2011 and 2010.

Operating costs and expenses. Our operating costs and expenses for our U.S. Gulf of Mexico operations consisted of the following during the years ended December 31, 2011 and 2010:

Seismic and exploration. Seismic and exploration costs decreased by approximately $5.3 million during the year ended December 31, 2011, as compared to the year ended December 31, 2010. The decrease was due to $9.8 million incurred for leasehold delay rentals and drilling preparation expenditures and $0.9 million incurred for seismic costs during the year ended December 31, 2011, which were offset by $13.5 million incurred for force majeure costs related to suspended drilling activities in the U.S. Gulf of Mexico, $0.9 million incurred for seismic costs, $7.0 million incurred for leasehold delay rentals and drilling preparation costs in the U.S. Gulf of Mexico minus the reclassification of $5.4 million for past technical costs to West Africa entities for recovery from partners during the year ended December 31, 2010.

Dry hole expense and impairment. Dry hole expense and impairment decreased by $20.9 million during the year ended December 31, 2011, as compared to the year ended December 31, 2010. The decrease is due to impairment of unproved leasehold properties and dry hole expense written off against exploratory wells as reflected in the following table:

	Year Ended December 31,		
	2011	2010	Increase (Decrease)
	(in thousands)		
Impairment of Unproved leasehold:			
Amortization of leasehold with carrying value under $1 million	$ 9,127	$ 9,237	$ (110)
Dry Hole Expense:			
Heidelberg #1 appraisal well	—	11,130	(11,130)
Heidelberg #2 appraisal well	5,999	—	5,999
Criollo #1 exploratory well	8,197	8,430	(233)
Firefox #1 exploratory well	—	12,463	(12,463)
Ligurian #1 exploratory well pre-spud costs	—	438	(438)
North Platte #1 exploratory well pre-spud costs	—	2,480	(2,480)
	$23,323	$44,178	(20,855)

General and administrative. General and administrative costs increased by $12.1 million during the year ended December 31, 2011 as compared to the year ended December 31, 2010. The increase in general and administrative costs during this period was primarily attributed to a $3.7 million increase in staff salaries and bonus costs, a $2.5 million increase in costs relating to equity-based compensation, a $1.4 million increase in information and technology expenses, and a $0.4 million increase in other office related expenses, and a $4.1 million decrease in staff and contractor related costs charged to West Africa operations for recovery from partners.

Depreciation and amortization. Depreciation and amortization did not change significantly during the year ended December 31, 2011 as compared to the year ended December 31, 2010.

Other income. Other income increased by $2.6 million for the year ended December 31, 2011 as compared to the year ended December 31, 2010. The increase was primarily due to the additional interest recognized as a result of the investment of the net proceeds from our public offering of common stock, which closed on April 15, 2011, in certain investment securities and interest earned on investment securities held during the year ended December 31, 2011.

Income taxes. As a result of net operating losses, for income tax purposes, we recorded a net deferred tax asset of $177.2 million and $97.6 million with a corresponding full valuation of $177.2 million and $97.6 million for the years ended December 31, 2011 and 2010, respectively.

West Africa Segment:

Oil and gas revenue. We have not yet commenced oil production in West Africa. Therefore, we did not realize any oil and gas revenue during the years ended December 31, 2011 and 2010.

Operating costs and expenses. Our operating costs and expenses for the West Africa operations consisted of the following during the years ended December 31, 2011 and 2010:

Seismic and exploration. Seismic and exploration costs decreased by approximately $7.5 million during the year ended December 31, 2011, as compared to the year ended December 31, 2010. The decrease was due to the net effect of $19.5 million incurred for seismic costs and $2.0 million incurred for drilling preparation expenditures during the year ended December 31, 2011, which were offset by $28.7 million incurred for seismic costs, which amount is net of $15.1 million for past seismic cost recovery from partners, and $0.3 million incurred for drilling preparation costs in West Africa during the year ended December 31, 2010.

Dry hole expense and impairment. Dry hole expense and impairment increased by $22.4 million during the year ended December 31, 2011, as compared to the year ended December 31, 2010. The increase was due to a $22.4 million charge against the Bicuar #1 exploratory well during the year ended December 31, 2011.

General and administrative. General and administrative costs decreased by $1.0 million during the year ended December 31, 2011 as compared to the year ended December 31, 2010. The decrease in general and administrative costs during this period was primarily attributed to a $1.0 million increase in staff costs, a $2.3 million increase in consultant and contractor fees, a $2.5 million increase in other office related expenses, which were offset by a $4.2 million decrease in social contribution payments, and a decrease of $2.6 million in recoveries from West Africa partners during the year ended December 31, 2011.

Depreciation and amortization. Depreciation and amortization did not change significantly during the year ended December 31, 2011 as compared to the year ended December 31, 2010.

Other income. There was no significant other income for the West Africa operations during the years ended December 31, 2011 and 2010.

Income taxes. The net operating losses in our West Africa operations for the years ended December 31, 2011 and 2010 would not have any significant impact on our consolidated tax provisions in the United States.

Liquidity and Capital Resources

We are a development stage enterprise and will continue to be so until commencement of substantial production from our oil properties or we have proved reserves. With respect to our Cameia pre-salt discovery, we are currently conducting pre-development activities and planning for a phased development approach. We currently estimate first oil and cash flow from Cameia during 2016, assuming continued alignment with our partners and the concessionaire, among other things. Our confidence in conducting pre-development activities and progressing our Cameia discovery toward development is based on the fact that the drilling results from our Cameia #1 exploratory well far exceeded our pre-drill estimates on feet of pay, reservoir rock properties, flow characteristics and fluid properties. Furthermore, our Cameia #2 appraisal well demonstrated lateral continuity within the reservoir originally encountered by our Cameia #1 exploratory well and provided additional assurance of sufficient areal extent to support our plans to proceed with the evaluation of development options. With respect to our non-operated U.S. Gulf of Mexico discoveries, Anadarko, as operator, has publicly indicated that it expects first production from the Heidelberg field in 2016 and first production from the Shenandoah field in 2017.

Until substantial production is achieved, our primary sources of liquidity are expected to be cash on hand, amounts paid pursuant to the terms of our Total alliance and funds from future equity and debt financings, asset sales and farm-out arrangements.

We expect to incur substantial expenditures and generate significant operating losses as we continue to:

- conduct our current exploration and appraisal drilling program in the U.S. Gulf of Mexico and offshore Angola and Gabon, including increased industry costs in the U.S. Gulf of Mexico resulting from the Deepwater Horizon incident;
- develop our discoveries which we determine to be commercially viable;
- purchase and analyze seismic data in order to assess current prospects and identify future prospects;
- opportunistically invest in additional oil leases and concessional licenses in our focus areas; and
- incur expenses related to operating as a public company and compliance with regulatory requirements.

Our future financial condition and liquidity will be impacted by, among other factors, the success of our exploration and appraisal drilling program, the number of commercially viable hydrocarbon discoveries made and the quantities of hydrocarbons discovered, the speed with which we can bring such discoveries to production, whether and to what extent we invest in additional oil leases and concessional licenses, and the actual cost of exploration, appraisal and development of our prospects.

As of December 31, 2012, we had approximately $2.7 billion in liquidity, which includes cash and cash equivalents, short-term restricted cash, short-term investments, long-term restricted cash and long-term investments. This amount does not include the Total carry or any success payments Total is obligated to pay us pursuant to the terms of our U.S. Gulf of Mexico alliance. We expect to expend approximately $750 to $900 million for our ongoing operations and general corporate purposes in 2013. Our full year 2012 expenditures were approximately $620 million. We expect that our existing cash on hand will be sufficient to fund our planned exploration and appraisal drilling program and development activities at least through the end of 2014. However, we may require additional funds earlier than we currently expect in order to execute our strategy as planned. We may seek additional funding through asset sales, farm-out arrangements and equity and debt financings. Additional funding may not be available to us on acceptable terms or at all. In addition, the terms of any financing may adversely affect the holdings or the rights of our existing stockholders. For example, if we raise additional funds by issuing additional equity securities, further dilution to our existing stockholders will result. If we are unable to obtain funding on a timely basis or on acceptable terms, we may be required to significantly curtail one or more of our exploration and appraisal drilling programs. We also could be required to seek funds through arrangements with collaborators or others that may require us to relinquish rights to some of our prospects which we would otherwise develop on our own, or with a majority working interest.

Cash Flows

	Year Ended December 31.		
	2012	2011	2010
	($ in thousands)		
Net cash provided by (used in):			
Operating Activities	$ (140,397)	$ (57,795)	$(133,264)
Investing Activities	(564,761)	(430,391)	(758,372)
Financing Activities	1,838,427	478,012	101,256

Operating activities. Net cash of approximately $140.4 million used in operating activities during 2012 was primarily related to cash payments for seismic and exploration expenses incurred in the U.S. Gulf of Mexico and West Africa and purchase of inventory for West Africa. The $57.8 million used in operating activities during 2011 was primarily related to cash payments for seismic and exploration expenses incurred in the U.S. Gulf of Mexico and West Africa. The $133.3 million used in operating activities during 2010 was primarily attributable to the increase in cash payments for seismic data acquisition for the U.S. Gulf of Mexico and offshore West Africa, force majeure expenses relating to Deepwater Horizon incident and expenses incurred relating to mobilization of the Ensco 8503 drilling rig.

Investing activities. Net cash used in investing activities in 2012 was approximately $564.8 million, compared with net cash used in investing activities of approximately $430.4 million and $758.4 million in 2011 and 2010, respectively. The net cash used in 2012 primarily relates to capital expenditures relating to the North Platte #1 exploratory well in the deepwater U.S. Gulf of Mexico and the Cameia #1 exploratory well and Cameia #2 appraisal well offshore Angola. The $430.4 million used in investing activities during 2011 was primarily related to capital expenditures relating to the Bicuar #1 and Cameia #1 exploratory wells offshore Angola. The increase in net cash used in 2010 was primarily attributed to the investment of the net proceeds from our initial public offering in certain held-to-maturity securities.

Financing activities. Net cash provided by financing activities in 2012 was approximately $1,838 million, compared with net cash provided by financing activities of approximately $478.0 million and $101.3 million in 2011 and 2010, respectively. The increase in net cash provided by financing activities in 2012 compared to 2011 was attributed to the net proceeds we received from the issuance of our 2.625% convertible senior notes due 2019 in December 2012 and our public offering of common stock in February 2012. The increase in net cash provided by financing activities in 2011 compared to 2010 was primarily attributed to the proceeds we received from our public offering of our common stock in April 2011. The $101.3 million net cash provided by financing activities in 2010 was related to net proceeds received in January 2010 from the underwriters' exercise of their over-allotment option in connection with our initial public offering in December 2009.

Contractual Obligations

The following table summarizes by period the payments due for our estimated contractual obligations as of December 31, 2012:

	Payments Due By Year						
	2013	2014	2015	2016	2017	Thereafter	Total
	($ in thousands)						
Drilling Rig and Related Contracts	$594,374	$342,321	$154,920	$ 60,025	$ —	$ —	$1,151,640
Operating Leases	11,200	9,860	9,515	6,063	3,571	10,402	50,611
Lease Rentals(1)	6,413	5,736	5,502	3,610	3,157	1,071	25,489
Social Payment Obligations(2)	49,019	51,101	48,569	62,854	5,714	—	217,257
Long-term Debt Obligations(3):							
Principal	—	—	—	—	—	1,380,000	1,380,000
Interest	34,615	36,225	36,225	36,225	36,225	72,450	251,965
Total	**$695,621**	**$445,243**	**$254,731**	**$168,777**	**$48,667**	**$1,463,923**	**$3,076,962**

(1) Relates to the annual delay rental payments payable to the Office of Natural Resources Revenue within the U.S. Department of the Interior with respect to our U.S. Gulf of Mexico leases. These annual payments are required to maintain the leases from year to year.

(2) Includes our contractual payment obligations for social projects such as the Sonangol Research and Technology Center and academic scholarships for Angolan students that we were and are contractually obligated to pay in consideration for the Angolan government granting us the licenses to explore for and develop hydrocarbons offshore Angola. Pursuant to the terms of the RSAs for Blocks 9 and 21 and the PSC for Block 20, we are not required to pay annual rental payments to maintain the licenses from year to year.

(3) Represents principal amount of our 2.625% convertible senior notes due December 2019 and interest payable semi-annually in arrears on June 1 and December 1 of each year, beginning on June 1, 2013.

In the future, we may be party to additional contractual arrangements including arrangements listed below, which will subject us to further contractual obligations:

- credit facilities and other debt instruments;
- contracts for the lease of additional drilling rigs;
- contracts for the provision of production facilities;
- infrastructure construction contracts; and
- long term oil and gas property lease arrangements.

Off-Balance Sheet Arrangements

As of December 31, 2012, we did not have any off-balance sheet arrangements.

Critical Accounting Policies

This discussion of financial condition and results of operations is based upon the information reported in our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States. The preparation of our financial statements requires us to make assumptions and estimates that affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities at the date of our financial statements. We base our assumptions and estimates on historical experience and other sources that we believe to be reasonable at the time. Actual results may vary from our estimates. Our significant accounting policies are detailed in Note 2 to our consolidated financial statements. We have outlined below certain accounting policies that are of particular importance to the presentation of our financial position and results of operations and require the application of significant judgment or estimates by our management.

Revenue Recognition. We plan to follow the "sales" (or cash) method of accounting for oil and gas revenues. Under this method, we will recognize revenues on the volumes sold. The volumes sold may be more or less than the volumes to which we are entitled based on our ownership interest in the property. These differences result in a condition known in the industry as a production imbalance. As of December 31, 2012, no revenues have been recognized in our financial statements.

We recognize interest income on bank balances and deposits on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

Cash and Cash Equivalents. Cash and cash equivalents consist of all demand deposits and funds invested in highly liquid instruments with original maturities of three months or less from the date of purchase. Demand deposits typically exceed federally insured limits; however we periodically assess the financial condition of the institutions where these funds are held as well as the credit ratings of the issuers of the highly liquid instruments and believe that the credit risk is minimal.

Investments. We adopted a policy on accounting for our investments, which consist entirely of debt securities, based on the accounting guidance relating to "*Accounting for Certain Investments in Debt and Equity Securities*." The debt securities are carried at amortized costs and classified as held-to-maturity as we have the intent and ability to hold them until they mature. The net carrying value of held-to-maturity securities is adjusted for amortization of premiums and accretion of discounts to maturity over the life of the securities.

We conduct a regular assessment of our debt securities with unrealized losses to determine whether securities have other-than-temporary impairment. This assessment considers, among other factors, the nature of the securities, credit rating or financial condition of the issuer, the extent and duration of the unrealized loss, market conditions and whether we intend to sell or whether it is more likely than not that we will be required to sell the debt securities.

Property, Plant and Equipment. We use the "successful efforts" method of accounting for our oil properties. Acquisition costs for unproved leasehold properties and costs of drilling exploratory wells are capitalized pending determination of whether proved reserves can be attributed to the areas as a result of drilling those wells. Under the successful efforts method of accounting, proved leasehold costs are capitalized and amortized over the proved developed and undeveloped reserves on a units-of-production basis. Successful drilling costs, costs of development and developmental dry holes are capitalized and amortized over the proved developed reserves on a units-of-production basis. Unproved leasehold costs are capitalized and are not amortized, pending an evaluation of their exploration potential. Significant unproved leasehold costs are assessed on an individual basis periodically to determine if an impairment of the cost of individual properties has occurred. Factors taken into account for impairment analysis include results of the technical studies conducted, lease terms and management's future exploration plans. The cost of impairment is charged to expense in the period in which it occurs. Costs incurred for exploratory dry holes, geological, and geophysical work (including the cost of seismic data) and delay rentals are charged to expense as incurred. Costs of other property and equipment are depreciated on a straight-line based on their respective useful lives.

Inventory. Inventories consist of various tubular products that will be used in our anticipated drilling program. The inventory is stated at the average cost. Cost is determined on a weighted average method and comprises of purchase price and other directly attributable costs.

Income Taxes. Prior to December 15, 2009, no provision for U.S. federal income taxes related to our operations was included in the accompanying financial statements. As a partnership, we were not subject to federal or state income tax, and the tax effect of our activities accrued to the partners. The Partnership had obligations associated with providing certain tax-related information to the partners and registrations and filings with applicable governmental taxing authorities.

Effective December 15, 2009, we began using the liability method of accounting for income taxes in accordance with accounting guidance relating to "*Income Taxes*" as clarified by *Accounting for Uncertainty in Income Taxes*. Under this method, deferred tax assets and liabilities are determined by applying tax rates in effect at the end of a reporting period to the cumulative temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. Since we are in development stage and there can be no assurance that we will generate any earnings or any specific level of earnings in future years, we will establish a valuation allowance for deferred tax assets (net of liabilities).

Use of Estimates. The preparation of our consolidated financial statements in conformity with United States generally accepted accounting principles requires us to make estimates and assumptions that impact our reported assets and liabilities, disclosure of contingent assets and liabilities at the date of our consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include: (i) accruals related to expenses, (ii) assumptions used in estimating fair value of equity-based awards and the fair value of the liability component of the convertible senior notes and (iii) assumptions used in impairment testing. Although we believe these estimates are reasonable, actual results could differ from these estimates.

Estimates of Proved Oil & Natural Gas Reserves. Reserve quantities and the related estimates of future net cash flows affect our periodic calculations of depletion and impairment of our oil and natural gas properties. Proved oil and natural gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future periods from known reservoirs under existing economic and operating conditions. As of December 31, 2012, we do not have any proved reserves. Should proved reserves be found in the future, estimated reserve quantities and future cash flows will be estimated by independent petroleum consultants and prepared in accordance with guidelines established by the SEC and the Financial Accounting Standards Board. The accuracy of these reserve estimates is a function of:

- the quality and quantity of available data and the engineering and geological interpretation of that data;
- estimates regarding the amount and timing of future operating cost, severance taxes, development cost and workover cost, all of which may in fact vary considerably from actual results;
- the accuracy of various mandated economic assumptions (such as the future prices of oil and natural gas); and
- the judgments of the persons preparing the estimates.

Asset Retirement Obligations. We currently do not have any oil and natural gas production or any legal obligations to incur decommissioning in costs. Should such production occur in the future, we expect to have significant obligations under our lease agreements and federal regulation to remove our equipment and restore land or seabed at the end of oil and natural gas production operations. These asset retirement obligations ("ARO") are primarily associated with plugging and abandoning wells and removing and disposing of offshore oil and natural gas platforms. Estimating the future restoration and removal cost is difficult and requires us to make estimates and judgments because most of the removal obligations are many years in the future and contracts and regulation often have vague descriptions of what constitutes, removal. Asset removal technologies and cost are constantly changing, as are regulatory, political, environmental, safety and public relations considerations. Pursuant to the accounting guidance relating to *"Assets Retirement Obligations"*, we are required to record a separate liability for the discounted present value of our asset retirement obligations, with an offsetting increase to the related oil and natural gas properties representing asset retirement costs on our balance sheet. The cost of the related oil and natural gas asset, including the asset retirement cost, is depreciated over the useful life of the asset. The asset retirement obligation is recorded at its estimated fair value, measured by reference to the expected future cash outflows required to satisfy the retirement obligation discounted at our credit-adjusted risk-free interest rate. Accretion expense is recognized over time as the discounted liability is accreted to its expected settlement value.

Inherent to the present value calculation are numerous estimates, assumptions and judgments, including the ultimate settlement amounts, inflation factors, credit adjusted risk-free rates, timing of settlement and changes in the legal, regulatory, environmental and political environments. To the extent future revisions to these assumptions impact the present value of the abandonment liability, we will make corresponding adjustments to both the asset retirement obligation and the related oil and natural gas property asset balance. Increases in the discounted abandonment liability and related oil and natural gas assets resulting from the passage of time will be reflected as additional accretion and depreciation expense in the consolidated statement of operations.

Earnings (Loss) Per Share. Basic earnings (loss) per share was calculated by dividing net income or loss applicable to common shares by the weighted average number of common shares outstanding during the periods presented. Diluted earnings (loss) per share incorporate the potential dilutive impact of options and unvested stock outstanding during the periods presented, unless their effect is anti-dilutive. In addition, we apply the if-converted method to our convertible debt instruments, the effect of which is that conversion will not be assumed for purposes of computing diluted earnings (loss) per share if the effect would be anti-dilutive.

Equity-Based Compensation. We account for stock-based compensation at fair value. We grant various types of stock-based awards including stock options, restricted stock and performance-based awards. The fair value of stock option awards is determined by using the Black-Scholes-Merton option-pricing model. For restricted stock awards with market conditions, the fair value of the awards is measured using the asset-or-nothing option pricing model. Restricted stock awards without market conditions and the performance-based awards are valued using the market price of our common stock on the grant date. We record compensation cost, net of estimated forfeitures, on a straight-line basis for stock-based compensation awards over the requisite service period except for performance-based awards. For performance-based awards, compensation cost is recognized over the requisite service period as and when we determine that the achievement of the performance condition is probable, using the per-share fair value measured at grant date.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

The primary objective of the following information is to provide forward-looking quantitative and qualitative information about our potential exposure to market risks. The term "market risks" refers to the risk of loss arising from changes in commodity prices, interest rates, foreign currency exchange rates, and other relevant market risks. The disclosures are not meant to be precise indicators of expected future losses, but rather indicators of reasonably possible losses. This forward-looking information provides indicators of how we view and manage our ongoing market risk exposures. All of our market risk sensitive instruments will be entered into for purposes of risk management and not for speculation.

Due to the historical volatility of commodity prices, if and when we commence production, we may enter into various derivative instruments to manage our exposure to volatility of commodity market prices. We may use options (including floors and collars) and fixed price swaps to mitigate the impact of downward swings in commodity prices to our cash flow. All contracts will be settled with cash and would not require the delivery of physical volumes to satisfy settlement. While in times of higher commodity prices this strategy may result in our having lower net cash inflows than we would otherwise have if we had not utilized these instruments, management believes the risk reduction benefits of such a strategy would outweigh the potential costs.

We may borrow under fixed rate and variable rate debt instruments that give rise to interest rate risk. Our objective in borrowing under fixed or variable rate debt is to satisfy capital requirements while minimizing our costs of capital.

Item 8. ***Financial Statements and Supplementary Data***

The information required is included in this report as set forth in the "Index to Consolidated Financial Statements" on page F-1 to this Annual Report on Form 10-K.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None

Item 9A. ***Controls and Procedures***

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of December 31, 2012, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer ("CEO") and our Chief Financial Officer ("CFO"), as to the effectiveness, design and operation of our disclosure controls and procedures. This evaluation considered the various processes carried out under the direction of our disclosure committee in an effort to ensure that information required to be disclosed in the U.S. Securities and Exchange Commission reports we file or submit under the Exchange Act is accurate, complete and timely. Our management, including our CEO and CFO, does not expect that our disclosure controls and procedures or our internal controls will prevent and/or detect all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefit of controls must be considered relative to their costs. Because of the inherent limitation in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and our CEO and CFO concluded that our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) were effective as of December 31, 2012.

Management's Report on Internal Control over Financial Reporting

The information required to be furnished pursuant to this item is set forth under the caption "Management's Report on Internal Control over Financial Reporting" in Item 8 of this Annual Report on Form 10-K.

Attestation Report of the Registered Public Accounting Firm

The information required to be furnished pursuant to this item is set forth under the caption "Report of Independent Registered Public Accounting Firm" in Item 8 of this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during the fourth quarter ended December 31, 2012, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *Other Information*

Amended and Restated Stockholders Agreement

On February 21, 2013, we entered into an amended and restated stockholders agreement with funds affiliated with First Reserve Corporation, Goldman, Sachs & Co., Riverstone Holdings LLC, The Carlyle Group, and KERN Partners Ltd. (our "former financial sponsors"), which amended and restated a previous stockholders agreement which was entered in connection with our IPO. This amended and restated stockholders agreement removed the rights of such former financial sponsors to designate certain members of the Board and the committees of the Board. The former financial sponsors retain, among other things, certain rights to obtain information from us, provided that they agree to keep such information confidential and agree to comply with all applicable securities laws in connection therewith. As of the date of the amended and restated stockholders agreement, the former financial sponsors owned approximately 42% of the shares of our outstanding common stock. In addition, seven of our twelve directors (namely, Peter R. Coneway, Michael G. France, N. John Lancaster, Kenneth W. Moore, Scott L. Lebovitz, Kenneth A. Pontarelli and D. Jeff van Steenbergen) are employed by respective affiliates of the former financial sponsors and were originally designated to our board pursuant to the terms of the prior stockholders agreement. A copy of the amended and restated stockholders agreement is contained in Exhibit 10.36 hereto, which exhibit is incorporated by reference into this Item 9B. The above description is qualified in its entirety by reference to such exhibit.

Deferred Compensation Plan under the Cobalt International Energy, Inc. Long Term Incentive Plan

In December 2012, the Compensation Committee of our Board of Directors adopted the Cobalt International Energy, Inc. Deferred Compensation Plan under the Cobalt International Energy, Inc. Long Term Incentive Plan. Our prior deferred compensation plan required that all deferred amounts be distributed in shares of common stock on January 15, 2012, after which the plan expired pursuant to its terms. The new Deferred Compensation Plan permits an eligible participant to defer receipt of all or a portion of the participant's base salary for a plan year and/or all or a portion of the participant's annual bonus with respect to a plan year. Any and all deferrals under the Deferred Compensation Plan will be notionally invested and will settle in shares of our common stock. As of December 31, 2012, there were no participants under the Deferred Compensation Plan. We do not believe that the adoption of the Deferred Compensation Plan under our Long Term Incentive Plan is "material", as that term is used in Item 5.02(e) of Form 8-K.

Cobalt International Energy, Inc. Long Term Incentive Plan (Amended and Restated as of February 21, 2013)

Effective as of February 21, 2013, our Board of Directors amended and restated our Long Term Incentive Plan to include certain provisions required by the "qualified performance-based compensation" exception under Section 162(m) of the Internal Revenue Code and to update the plan. We do not believe that the amendments to the plan as reflected in the Long Term Incentive Plan (as Amended and Restated) are "material", as that term is used in Item 5.02(e) of Form 8-K.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance***

The information required by this item is set forth under the captions "Election of Directors," "Corporate Governance" and "Section 16(a) Beneficial Ownership Reporting Compliance" in our definitive Proxy Statement (the "2013 Proxy Statement") for our annual meeting of stockholders to be held on April 25, 2013, which sections are incorporated herein by reference.

Pursuant to Item 401(b) of Regulation S-K, the information required by this item with respect to our executive officers is set forth in Part I of this Annual Report on Form 10-K.

Item 11. ***Executive Compensation***

The information required by this item is set forth in the sections entitled "Election of Directors—Director Compensation," "Executive Compensation" and "Corporate Governance" in the 2013 Proxy Statement, which sections are incorporated herein by reference.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information required by this item is set forth in the sections entitled "Security Ownership of Certain Beneficial Owners and Management" and "Executive Compensation—Equity Compensation Plan Information" in the 2013 Proxy Statement, which sections are incorporated herein by reference.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

The information required by this item is set forth in the section entitled "Corporate Governance" and "Certain Relationships and Related Transactions" in the 2013 Proxy Statement, which sections are incorporated herein by reference.

Item 14. ***Principal Accounting Fees and Services***

The information required by this item is set forth in the section entitled "Ratification of Appointment of Independent Auditors" in the 2013 Proxy Statement, which section is incorporated herein by reference.

GLOSSARY OF SELECTED OIL AND GAS TERMS

"2-D seismic data" .... Two-dimensional seismic data, being an interpretive data that allows a view of a vertical cross-section beneath a prospective area.

"3-D seismic data" .... Three-dimensional seismic data, being geophysical data that depicts the subsurface strata in three dimensions. 3-D seismic data typically provides a more detailed and accurate interpretation of the subsurface strata than 2-D seismic data.

"Appraisal well" .... A well drilled after an exploratory well to gain more information on the drilled reservoirs.

"Barrel" .... A standard measure of volume for petroleum corresponding to approximately 42 gallons at 60 degrees Fahrenheit.

"Below salt" . . . . A term encompassing both subsalt, as used in connection with the U.S. Gulf of Mexico, and pre-salt, as used in connection with offshore West Africa.

"Blowouts" . . . . Blowout is the uncontrolled release of a formation fluid, usually gas, from a well being drilled, typically for petroleum production.

"Closure" . . . . A trapping configuration.

"Completion" . . . . The procedure used in finishing and equipping an oil or natural gas well for production.

"Delay rental" . . . . Payment made to the lessor under a non-producing oil and natural gas lease at the beginning or end of each year to continue the lease in force for another year during its primary term.

"Development" . . . . The phase in which an oil field is brought into production by drilling development wells and installing appropriate production systems.

"Development well" . . . . A well drilled to a known formation in a discovered field, usually offsetting a producing well on the same or an adjacent oil and natural gas lease.

"Drilling and completion costs" . . . . . . All costs, excluding operating costs, of drilling, completing, testing, equipping and bringing a well into production or plugging and abandoning it, including all labor and other construction and installation costs incident thereto, location and surface damages, cementing, drilling mud and chemicals, drillstem tests and core analysis, engineering and well site geological expenses, electric logs, costs of plugging back, deepening, rework operations, repairing or performing remedial work of any type, costs of plugging and abandoning any well participated in by us, and reimbursements and compensation to well operators.

"Dry hole" . . . . An exploratory, appraisal or development well that proves to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

"E&P" . . . . Exploration and production.

"Exploratory well" . . . . A well drilled either (a) in search of a new and as yet undiscovered pool of oil or natural gas or (b) with the hope of significantly extending the limits of a pool already developed.

"Farm-in" . . . . An agreement whereby an oil company acquires a portion of the leasehold or working interest in a block from the owner of such interest in certain acreage, usually in return for cash and for taking on a portion of the drilling of one or more specific wells or other performance by the assignee as a condition of the assignment. Under a farm-in, the owner of the leasehold or working interest may retain some interest such as an overriding royalty interest, an oil and natural gas payment, offset acreage or other type of interest.

"Farm-out" . . . . An agreement whereby the owner of the leasehold or working interest agrees to assign a portion of his interest in certain acreage subject to the drilling of one or more specific wells or other performance by the assignee as a condition of the assignment. Under a farm-out, the owner of the leasehold or working interest may retain some interest such as an overriding royalty interest, an oil and natural gas payment, offset acreage or other type of interest.

"Field" . . . . A geographical area under which an oil or natural gas reservoir lies in commercial quantities.

"FERC" . . . . Federal Energy Regulatory Commission

"Finding and development costs" . . . . . Capital costs incurred in the acquisition, exploration, appraisal, development and revisions of proved oil and natural gas reserves divided by proved reserve additions.

"FPSO" . . . . Floating Production, Storage and Offloading system.

"Gathering system" . . . . Pipelines and other facilities that transport oil from wells and bring it by separate and individual lines to a central delivery point for delivery into a transmission line or mainline.

"Gross acre" . . . . An acre in which a working interest is owned. The number of gross acres is the total number of acres in which an interest is owned.

"Horizon" . . . . A zone of a particular formation; that part of a formation of sufficient porosity and permeability to form a petroleum reservoir.

"Leases" . . . . Full or partial interests in oil or natural gas properties authorizing the owner of the lease to drill for, produce and sell oil and natural gas upon payment of rental, bonus, royalty or any other payments.

"Natural gas" . . . . Natural gas is a combination of light hydrocarbons that, in average pressure and temperature conditions, is found in a gaseous state. In nature, it is found in underground accumulations, and may potentially be dissolved in oil or may also be found in its gaseous state.

"Narrow-azimuth 3-D seismic data" . . Seismic data acquired with receivers located in long lines that are located in line with source position. This acquisition is repeated in closely positioned parallel lines to yield 3-D seismic data coverage.

"Net pay thickness" . . . . The vertical extent of the effective hydrocarbon-bearing rock (expressed in feet). The net pay thickness encountered by an exploratory well may differ from the mean net pay thickness of the prospect due to several factors, including the relative location of the exploratory well on the structure, potential thickness variations that may occur across the prospect and the extent to which potential reservoir horizons are penetrated.

"NORM" . . . . Naturally occurring radioactive materials.

"Oil and natural gas lease". . . . . A legal instrument executed by a mineral owner granting the right to another to explore, drill, and produce subsurface oil and natural gas. An oil and natural gas lease embodies the legal rights, privileges and duties pertaining to the lessor and lessee.

"OPEC". . . . . Organization of the Petroleum Exporting Countries.

"Operator" . . . . A party that has been designated as manager for exploration, drilling, and/or production on a lease. The operator is the party that is responsible for (a) initiating and supervising the drilling and completion of a well and/or (b) maintaining the producing well.

"Play" . . . . A project associated with a prospective trend of potential prospects, but which requires more data acquisition and/or evaluation in order to define specific leads or prospects.

"Porosity" . . . . Porosity is the percentage of pore volume or void space, or that volume within rock that can contain fluids. Porosity can be a relic of deposition (primary porosity, such as space between grains that were not compacted together completely) or can develop through alteration of the rock (secondary porosity, such as when feldspar grains or fossils are preferentially dissolved from sandstones).

"Pre-stack, depth-migrated seismic data processing" . . . . A type of seismic data processing used to position recorded seismic reflections into their correct subsurface location and depth.

"Productive well". . . . . A well that has been drilled to the targeted depth and proves, in our opinion, to be capable of producing either oil or gas in sufficient quantities that will justify completion as an oil or gas well.

"Prospect(s)"	Potential trap which may contain hydrocarbons and is supported by the necessary amount and quality of geologic and geophysical data to indicate a probability of oil and/or natural gas accumulation ready to be drilled. The five required elements (generation, migration, reservoir, seal and trap) must be present for a prospect to work and if any of them fail neither oil nor natural gas will be present, at least not in commercial volumes.
"Proved reserves"	Estimated quantities of crude oil, natural gas, NGL's which geological and engineering data demonstrate with reasonable certainty to be economically recoverable in future years from known reservoirs under existing economic and operating conditions, as well as additional reserves expected to be obtained through confirmed improved recovery techniques, as defined in SEC Regulation S-X 4-10(a)(2).
"Reservoir"	A subsurface body of rock having sufficient porosity and permeability to store and to allow for the mobility of fluids/hydrocarbons included in its pores.
"Royalty"	A fractional undivided interest in the production of oil and natural gas wells, or the proceeds therefrom to be received free and clear of all costs of development, operations or maintenance.
"Signature bonus"	Usually one time payment made to a mineral owner as consideration for the execution of an oil and natural gas lease.
"Shut in"	To close the valves on a well so that it stops producing.
"Spud"	The very beginning of drilling operations of a new well, occurring when the drilling bit penetrates the surface utilizing a drilling rig capable of drilling the well to the authorized total depth.
"Wave equation, pre-stack, depth-migrated seismic data processing" . . .	A type of seismic data processing.
"Wide-azimuth seismic data"	Seismic data acquired with receivers located in long lines that have sources positioned in line with additional sources positioned at large lateral offsets. This acquisition is repeated in closely positioned parallel lines to yield 3-D seismic data coverage with increased azimuths of energy penetration.
"Working interest"	An interest in an oil and natural gas lease entitling the holder at its expense to conduct drilling and production operations on the leased property and to receive the net revenues attributable to such interest, after deducting the landowner's royalty, any overriding royalties, production costs, taxes and other costs.
"Workover"	Operations on a producing well to restore or increase production.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a) The following documents are filed as part of this Annual Report on Form 10-K:

(1) Financial Statements

Cobalt International Energy, Inc. (pka Cobalt International Energy, L.P.)

(2) Financial Statement Schedule

Not applicable.

(3) Exhibits

The following exhibits are filed with this Annual Report on Form 10-K or incorporated by reference:

Exhibit Number	Description of Document
3.1	Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K filed March 30, 2010 (File No. 001-34579))
3.2	By-laws of the Company (incorporated by reference to Exhibit 3 to the Company's Registration Statement on Form 8-A filed December 11, 2009 (File No. 001-34579))
4.1	Specimen stock certificate (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-1/A filed November 27, 2009 (File No. 333-161734))
4.2	Base Indenture, dated as of December 17, 2012 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed December 17, 2012 (File No. 001-34579))
4.3	First Supplemental Indenture, dated as of December 17, 2012 (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed December 17, 2012 (File No. 001-34579))
4.4	Form of 2.625% Convertible Senior Note due 2019 (incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed December 17, 2012 (File No. 001-34579))
10.1†	Employment Agreement, dated November 12, 2009, among the Company, the Partnership and Joseph H. Bryant (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1/A filed November 27, 2009 (File No. 333-161734))
10.2†	Employment Agreement, dated October 23, 2009, among the Company, the Partnership and James H. Painter (incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-1/A filed November 27, 2009 (File No. 333-161734))
10.3†	Employment Agreement, dated October 23, 2009, among the Company, the Partnership and James W. Farnsworth (incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-1/A filed November 27, 2009 (File No. 333-161734))
10.4†	Severance Agreement, dated October 23, 2009, among the Company, the Partnership and John P. Wilkirson (incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-1/A filed November 27, 2009 (File No. 333-161734))
10.5	Risk Services Agreement relating to Block 9, between CIE Angola Block 9 Ltd., Sonangol, Sonangol Pesquisa e Produção, S.A., Nazaki Oil and Gás and Alper Oil, Lda (incorporated by reference to Exhibit 10.7 to the Company's Annual Report on Form 10-K filed March 30, 2010 (File No. 001-34579))
10.6	Risk Services Agreement relating to Block 21, between CIE Angola Block 21 Ltd., Sonangol, Sonangol Pesquisa e Produção, S.A., Nazaki Oil and Gás and Alper Oil, Lda (incorporated by reference to Exhibit 10.8 to the Company's Annual Report on Form 10-K filed March 30, 2010 (File No. 001-34579))
10.7	Exploration and Production Sharing Contract, dated December 13, 2006, between the Republic of Gabon and Total Gabon, S.A. (incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-1/A filed October 29, 2009 (File No. 333-161734))

Exhibit Number	Description of Document
10.8	Assignment Agreement, dated November 29, 2007, between CIE Gabon Diaba Ltd. and Total Gabon, S.A. (incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-1/A filed October 29, 2009 (File No. 333-161734))
10.9	Simultaneous Exchange Agreement, dated April 6, 2009, between the Partnership and TOTAL E&P USA, INC. (incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on Form S-1/A filed October 9, 2009 (File No. 333-161734))
10.10	Gulf of Mexico Program Management and AMI Agreement, dated April 6, 2009, between the Partnership and TOTAL E&P USA, INC. (incorporated by reference to Exhibit 10.8 to the Company's Registration Statement on Form S-1/A filed October 9, 2009 (File No. 333-161734))
10.11	Offshore Daywork Drilling Contract, dated May 3, 2008, between the Partnership and Ensco Offshore Company (incorporated by reference to Exhibit 10.9 to the Company's Registration Statement on Form S-1/A filed October 29, 2009 (File No. 333-161734))
10.12†	Form of Restricted Stock Award Agreements relating to the Class B interests (incorporated by reference to Exhibit 10.10 to the Company's Registration Statement on Form S-1/A filed October 29, 2009 (File No. 333-161734))
10.13†	Form of Restricted Stock Award Agreements relating to the Class C interests (incorporated by reference to Exhibit 10.11 to the Company's Registration Statement on Form S-1/A filed October 29, 2009 (File No. 333-161734))
10.14†	Form of Restricted Stock Award Agreements relating to the Class D interests (incorporated by reference to Exhibit 10.12 to the Company's Registration Statement on Form S-1/A filed October 29, 2009 (File No. 333-161734))
10.15†*	Amended and Restated Long Term Incentive Plan of the Company
10.16†	Annual Incentive Plan of the Company (incorporated by reference to Exhibit 10.19 to the Company's Annual Report on Form 10-K filed March 30, 2010 (File No. 001-34579))
10.17†	Non-Employee Directors Compensation Plan (incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K filed January 29, 2010 (File No. 001-34579))
10.18†	Non-Employee Directors Deferral Plan (incorporated by reference to Exhibit 99.3 to the Company's Current Report on Form 8-K filed January 29, 2010 (File No. 001-34579))
10.19†	Form of Restricted Stock Unit Award Notification under the Non-Employee Directors Compensation Plan (incorporated by reference to Exhibit 99.4 to the Company's Current Report on Form 8-K filed January 29, 2010 (Filed No. 001-34579))
10.20	Production Sharing Contract, dated December 20, 2011, between CIE Angola Block 20 Ltd., Sociedade Nacional de Combustíveis de Angola—Empresa Pública, Sonangol Pesquisa e Produção, S.A., BP Exploration Angola (Kwanza Benguela) Limited, and China Sonangol International Holding Limited (incorporated by reference to Exhibit 10.20 to the Company's Annual Report on Form 10-K filed February 21, 2012 (File No. 001-34579))
10.21	Form of Director Indemnification Agreements (incorporated by reference to Exhibit 10.19 to the Company's Registration Statement on Form S-1/A filed November 27, 2009 (File No. 333-161734))

Exhibit Number	Description of Document
10.22†	Form of Non-Qualified Stock Option Award Agreement (incorporated by reference to Exhibit 10.26 to the Company's Annual Report on Form 10-K filed March 1, 2011 (File No. 001-34579)).
10.23†	Form of Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.27 to the Company's Annual Report on Form 10-K filed March 1, 2011 (File No. 001-34579)).
10.24†	Separation Agreement between Rodney L. Gray and the Company, dated June 16, 2010, (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed June 21, 2010 (File No. 001-34579)).
10.25	International Daywork Drilling Contract—Offshore, dated November 8, 2010 between CIE Angola Block 21 Ltd. and Z North Sea Ltd. (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed November 12, 2010 (File No. 001-34579)).
10.26	Special Standby Rate and Potential Suspension Agreement dated November 9, 2010 between Cobalt International Energy, L.P. and Ensco Offshore Company (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed November 12, 2010 (File No. 001-34579)).
10.27†	Form of Amendment to Employment Agreements with Joseph H. Bryant, James H. Painter and James W. Farnsworth and Severance Agreements with Samuel H. Gillespie and John P. Wilkirson (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed November 12, 2010 (File No. 001-34579)).
10.28†	Employment Agreement, dated September 6, 2011, between the Company and Van P. Whitfield (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed September 8, 2011 (File No. 001-34579))
10.29	Severance Agreement, dated April 1, 2010, between the Company and Michael D. Drennon (incorporated by reference to Exhibit 10.30 to the Company's Annual Report on Form 10-K filed February 21, 2012 (File No. 001-34579))
10.30	Registration Rights Agreement, dated December 15, 2009, among the Company and the parties that are signatory thereto (incorporated by reference to Exhibit 10.31 to the Company's Annual Report on Form 10-K filed February 21, 2012 (File No. 001-34579))
10.31	Offshore Drilling Contract between CIE Angola Block 21 Ltd. and Universal Energy Resources, Inc., dated July 30, 2012 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed October 30, 2012 (File No. 001-34579))
10.32	Underwriting Agreement dated as of February 23, 2012 (incorporated by reference to Exhibit 1.1 to the Company's Current Report on Form 8-K filed February 24, 2012 (File No. 001-34579))
10.33	Underwriting Agreement dated as of December 11, 2012 (incorporated by reference to Exhibit 1.1 to the Company's Current Report on Form 8-K filed December 17, 2012 (File No. 001-34579))
10.34	Underwriting Agreement dated as of January 15, 2013 (incorporated by reference to Exhibit 1.1 to the Company's Current Report on Form 8-K filed January 18, 2013 (File No. 001-34579))
10.35*	Deferred Compensation Plan of the Company

Exhibit Number	Description of Document
10.36*	Amended and Restated Stockholders Agreement, dated February 21, 2013, among the Company and the stockholders that are signatory thereto
21.1*	List of Subsidiaries
23.1*	Consent of Ernst & Young LLP
31.1*	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934
31.2*	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934
32.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS**	XBRL Instance Document
101.SCH**	XBRL Schema Document
101.CAL**	XBRL Calculation Linkbase Document
101.DEF**	XBRL Definition Linkbase Document
101.LAB**	XBRL Labels Linkbase Document
101.PRE**	XBRL Presentation Linkbase Document

* Filed herewith.

** Furnished herewith.

† Management contract or compensatory plan or arrangement required to be filed as an exhibit to this Form 10-K pursuant to Item 15(b).

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cobalt International Energy, Inc.

By: /s/ JOSEPH H. BRYANT

Name: Joseph H. Bryant
Title: *Chairman of the Board of Directors and Chief Executive Officer*

Dated: February 26, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ JOSEPH H. BRYANT Joseph H. Bryant	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	February 26, 2013
/s/ JOHN P. WILKIRSON John P. Wilkirson	Chief Financial Officer and Executive Vice President (Principal Financial Officer and Principal Accounting Officer)	February 26, 2013
/s/ PETER R. CONEWAY Peter R. Coneway	Director	February 26, 2013
/s/ MICHAEL G. FRANCE Michael G. France	Director	February 26, 2013
/s/ JACK E. GOLDEN Jack E. Golden	Director	February 26, 2013
/s/ N. JOHN LANCASTER N. John Lancaster	Director	February 26, 2013

Signature	Title	Date
/s/ SCOTT L. LEBOVITZ Scott L. Lebovitz	Director	February 26, 2013
/s/ JON A. MARSHALL Jon A. Marshall	Director	February 26, 2013
/s/ KENNETH W. MOORE Kenneth W. Moore	Director	February 26, 2013
/s/ KENNETH A. PONTARELLI Kenneth A. Pontarelli	Director	February 26, 2013
/s/ MYLES W. SCOGGINS Myles W. Scoggins	Director	February 26, 2013
/s/ D. JEFF VAN STEENBERGEN D. Jeff van Steenbergen	Director	February 26, 2013
/s/ MARTIN H. YOUNG, JR. Martin H. Young, Jr.	Director	February 26, 2013

(This page has been left blank intentionally.)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
COBALT INTERNATIONAL ENERGY, INC.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined by Securities and Exchange Commission rules adopted under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States (GAAP). Our internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of management and our directors; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the consolidated financial statements.

There are inherent limitations to the effectiveness of internal control over financial reporting, however well designed, including the possibility of human error and the possible circumvention of or overriding of controls. The design of an internal control system is also based in part upon assumptions and judgments made by management about the likelihood of future events, and there can be no assurance that an internal control will be effective under all potential future conditions. As a result, even an effective system of internal controls can provide no more than reasonable assurance with respect to the fair presentation of financial statements and the processes under which they were prepared.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on our evaluation, we concluded that our internal control over financial reporting was effective as of December 31, 2012. The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report, which is included herein.

/s/ JOSEPH H. BRYANT

Joseph H. Bryant
Chairman of the Board of Directors and Chief Executive Officer

/s/ JOHN P. WILKIRSON

John P. Wilkirson
Chief Financial Officer and Executive Vice President

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Cobalt International Energy, Inc.

We have audited Cobalt International Energy, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Cobalt International Energy, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Cobalt International Energy, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2012 consolidated financial statements of Cobalt International Energy, Inc. (a development stage enterprise) and our report dated February 26, 2013 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Houston, Texas
February 26, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Cobalt International Energy, Inc.

We have audited the accompanying consolidated balance sheets of Cobalt International Energy, Inc. (a development stage enterprise) as of December 31, 2012 and 2011, and the related consolidated statements of operations, changes in partners' capital and stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012 and for the period November 10, 2005 (inception) through December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cobalt International Energy, Inc. at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012 and for the period November 10, 2005 (inception) through December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Cobalt International Energy, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Houston, Texas
February 26, 2013

Cobalt International Energy, Inc.
(a Development Stage Enterprise)

Consolidated Balance Sheets

	December 31,	
	2012	2011
	($ in thousands, except per share data)	
Assets		
Current assets:		
Cash and cash equivalents	$1,425,815	$ 292,546
Joint interest and other receivables	61,592	56,983
Prepaid expenses and other current assets	23,941	22,214
Inventory	65,286	36,049
Short-term restricted funds	90,440	69,009
Short-term investments	789,668	858,293
Total current assets	2,456,742	1,335,094
Property, plant, and equipment:		
Oil and gas properties, successful efforts method of accounting, net of accumulated depletion of $0	1,094,464	861,955
Other property and equipment, net of accumulated depreciation and amortization of $4,751 and $3,555, as of December 31, 2012 and 2011, respectively	5,292	1,371
Total property, plant, and equipment, net	1,099,756	863,326
Long-term restricted funds	395,652	270,235
Long-term investments	36,267	47,232
Other assets	23,042	12,057
Total assets	$4,011,459	$2,527,944
Liabilities and Stockholders' Equity		
Current liabilities:		
Trade and other accounts payable	$ 67,876	$ 71,186
Accrued liabilities	44,061	34,418
Short-term contractual obligations	49,019	132,465
Total current liabilities	160,956	238,069
Long-term debt	991,191	—
Long-term contractual obligations	168,238	210,961
Other long-term liabilities	1,856	—
Total long-term liabilities	1,161,285	210,961
Stockholders' equity:		
Common stock, $0.01 par value per share; 2,000,000,000 shares authorized 406,596,884 and 387,531,630 issued and outstanding as of December 31, 2012 and 2011, respectively	4,066	3,875
Additional paid-in capital	3,612,987	2,719,875
Accumulated deficit during the development stage	(927,835)	(644,836)
Total stockholders' equity	2,689,218	2,078,914
Total liabilities and stockholders' equity	$4,011,459	$2,527,944

See accompanying notes.

Cobalt International Energy, Inc.
(a Development Stage Enterprise)

Consolidated Statements of Operations

	Year Ended December 31			For the Period November 10, 2005 (Inception) Through December 31, 2012
	2012	2011	2010	
	($ in thousands except per share data)			
Oil and gas revenue	$ —	$ —	$ —	$ —
Operating costs and expenses:				
Seismic and exploration	61,583	32,239	45,030	390,173
Dry hole expense and impairment	134,085	45,732	44,178	238,733
General and administrative	87,963	59,130	48,063	305,942
Depreciation and amortization	1,197	735	787	4,751
Total operating costs and expenses	284,828	137,836	138,058	939,599
Operating income (loss)	(284,828)	(137,836)	(138,058)	(939,599)
Other income (expense):				
Interest income	5,041	4,199	1,582	15,044
Interest expense	(3,212)	—	—	(3,280)
Total other income (expense)	1,829	4,199	1,582	11,764
Net income (loss) before income tax	(282,999)	(133,637)	(136,476)	(927,835)
Income tax expense	—	—	—	—
Net income (loss)	$ (282,999)	$ (133,637)	$ (136,476)	$(927,835)
Basic and diluted income (loss) per common share	$ (0.70)	$ (0.35)	$ (0.39)	
Weighted average common shares outstanding	403,356,174	376,603,520	349,342,050	

See accompanying notes.

Cobalt International Energy, Inc.
(a Development Stage Enterprise)

Consolidated Statements of Changes in Partners' Capital and Stockholders' Equity

	General Partner	Class A Limited Partners	Class B Limited Partners	Class C Limited Partners	Common Stock	Additional Paid-in Capital	Accumulated Deficit During Development Stage	Total
				($ in thousands)				
Balance, November 10, 2005 (inception) through December 31, 2008	—	1,029,572	4,365	—	—	—	(293,466)	740,471
Class A limited partners' contributions	—	227,166	—	—	—	—	—	227,166
Class B and C limited partners' equity compensation	—	—	2,619	734	—	—	—	3,353
Common stock issued upon corporate reorganization	—	(1,256,738)	(6,984)	(734)	2,743	1,261,713	—	—
Equity based compensation	—	—	—	—	—	2,402	—	2,402
Common stock issued at initial public offering, net of offering costs	—	—	—	—	630	806,629	—	807,259
Common stock issued at private placement	—	—	—	—	32	42,156	—	42,188
Net income (loss)	—	—	—	—	—	—	(81,257)	(81,257)
Balance, December 31, 2009	—	—	—	—	3,405	2,112,900	(374,723)	1,741,582
Common stock issued at the closing of the over-allotment portion of initial public offering, net of offering costs	—	—	—	—	80	101,176	—	101,256
Common stock issued for restricted stock	—	—	—	—	22	(22)	—	—
Equity based compensation	—	—	—	—	—	12,672	—	12,672
Net income (loss)	—	—	—	—	—	—	(136,476)	(136,476)
Balance, December 31, 2010	$—	$ —	$ —	$ —	$3,507	$2,226,726	$(511,199)	$1,719,034
Common stock issued at public offering, net of costs	—	—	—	—	357	477,846	—	478,203
Common stock issued for restricted stock	—	—	—	—	12	(12)	—	—
Equity based compensation	—	—	—	—	—	15,505	—	15,505
Common stock withheld for taxes on equity based compensation	—	—	—	—	(1)	(190)	—	(191)
Net income (loss)	—	—	—	—	—	—	(133,637)	(133,637)
Balance, December 31, 2011	$—	$ —	$ —	$ —	$3,875	$2,719,875	$(644,836)	$2,078,914
Common stock issued at public offering, net of costs	—	—	—	—	181	489,128	—	489,309
Common stock issued for restricted stock and restricted stock units	—	—	—	—	10	(10)	—	—
Equity based compensation	—	—	—	—	—	22,410	—	22,410
Exercise of stock options	—	—	—	—	—	338	—	338
Common stock withheld for taxes on equity based compensation	—	—	—	—	—	(170)	—	(170)
Conversion option relating to 2.625% convertible senior notes, net of allocated costs	—	—	—	—	—	381,416	—	381,416
Net income (loss)	—	—	—	—	—	—	(282,999)	(282,999)
Balance, December 31, 2012	$—	$ —	$ —	$ —	$4,066	$3,612,987	$(927,835)	$2,689,218

See accompanying notes.

Cobalt International Energy, Inc.
(a Development Stage Enterprise)
Consolidated Statements of Cash Flows

	Year Ended December 31			For the Period November 10, 2005 (Inception) Through December 31, 2012
	2012	2011	2010	
	($ In thousands)			
Cash flows provided from operating activities				
Net income (loss)	$ (282,999)	$ (133,637)	$ (136,476)	$ (927,835)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation and amortization	1,197	735	787	4,751
Dry hole expense and impairment of unproved properties	134,085	45,732	44,178	238,733
Equity based compensation	22,410	15,505	12,672	60,707
Amortization of premium (accretion of discount)	15,091	22,082	1,608	32,811
Other	—	—	—	558
Changes in operating assets and liabilities:				
Joint interest and other receivables	(1,518)	(59,515)	31,266	(60,118)
Inventory	(29,237)	(1,621)	(28,047)	(65,286)
Prepaid expense and other current assets	(1,726)	(13,209)	398	(23,941)
Deferred charges	(10,985)	2,467	(14,524)	(23,042)
Trade and other accounts payable	(3,309)	59,196	(22,977)	67,877
Accrued liabilities and other	16,594	4,470	(22,149)	57,314
Net cash provided by (used in) operating activities	(140,397)	(57,795)	(133,264)	(637,471)
Cash flows from investing activities				
Capital expenditures for oil and gas properties	(142,841)	—	(1,746)	(846,948)
Capital expenditures for other property and equipment	(5,139)	(782)	(1,185)	(10,065)
Exploratory wells drilling in process	(329,534)	(86,979)	(32,585)	(593,905)
Proceeds from sale of oil and gas properties	—	—	5,656	339,001
Change in restricted cash	29,573	(541)	(151,527)	(312,087)
Proceeds from maturity of investment securities	1,082,876	1,288,067	224,985	2,597,706
Purchase of investment securities	(1,199,696)	(1,630,156)	(801,970)	(3,633,737)
Net cash provided by (used in) investing activities	(564,761)	(430,391)	(758,372)	(2,460,035)
Cash flows from financing activities				
Capital contributions prior to IPO—Class A limited partners	—	—	—	1,256,180
Proceeds from initial public offering, net of costs	—	—	101,256	950,703
Proceeds from public offering, net of costs	489,309	478,203	—	967,511
Proceeds from debt offering, net of costs	1,348,950	—	—	1,348,950
Proceed from exercise of stock options	338	—	—	338
Payments for common stock withheld for taxes on equity based compensation	(170)	(191)	—	(361)
Net cash provided by (used in) financing activities	1,838,427	478,012	101,256	4,523,321
Net increase (decrease) in cash and cash equivalents	1,133,269	(10,174)	(790,380)	1,425,815
Cash and cash equivalents, beginning of period	292,546	302,720	1,093,100	—
Cash and cash equivalents, end of period	$ 1,425,815	$ 292,546	$ 302,720	$ 1,425,815
Non-Cash Disclosures				
Change in accrued capital expenditures	$ (105,802)	$ 357,900	$ 2,011	$ 17,048
Transfer of investment securities to and from restricted funds	$ 178,830	$ —	$ —	$ 178,830

See accompanying notes.

Cobalt International Energy, Inc.
(a Development Stage Enterprise)
Notes to Consolidated Financial Statements

1. Organization and Operations

Organization

Cobalt International Energy, Inc. (the "Company") was incorporated pursuant to the laws of the State of Delaware in August 2009 to become a holding company for Cobalt International Energy, L.P. (the "Partnership"). The Partnership is a Delaware limited partnership formed on November 10, 2005, by funds affiliated with Goldman, Sachs & Co., Riverstone Holdings LLC and The Carlyle Group as well as members of the Partnership's management team, collectively constituting Class A limited partners. In 2006, funds affiliated with KERN Partners Ltd. and certain limited partners in such funds affiliated with KERN Partners Ltd, were admitted as Class A limited partners. In 2007, First Reserve Corporation and Four Winds Consulting were admitted as Class A limited partners.

A corporate reorganization occurred concurrently with the completion of the initial public offering ("IPO") on December 21, 2009. All the outstanding interests of the Partnership were exchanged for 283,200,000 shares of the Company's common stock and as a result the Partnership became wholly-owned by the Company. The shares of CIP GP Corp., the general partner of the Partnership were contributed by certain of the Class A limited partners holding such shares to the Company for no consideration. In December 2011, GIP GP Corp. merged into a Delaware limited liability company, Cobalt International Energy, GP LLC. Prior to reorganization, the Company was not subject to federal or state income taxes. Upon completion of the corporate reorganization, the Company became subject to federal and state income taxes.

On December 21, 2009 the Company closed its IPO with the issuance of 63,000,000 shares of common stock from the public offering and 3,125,000 of shares issued in a private placement at a price of $13.50 per share. On January 7, 2010, the Company closed the sale of an additional 7,978,000 shares of its common stock at the public offering price of $13.50 per share pursuant to the exercise of the over-allotment option by the underwriters of the IPO.

The terms "Company," "Cobalt," "we," "us," "our," "ours," and similar terms refer to Cobalt International Energy, Inc. unless the context indicates otherwise.

Operations

The Company is an independent, oil-focused exploration and production company with an extensive below salt prospect inventory in the deepwater of the U.S. Gulf of Mexico and offshore Angola and Gabon in West Africa. All of the Company's prospects are oil-focused. To date, the Company's drilling efforts have resulted in discoveries in both the U.S. Gulf of Mexico at North Platte, Heidelberg and Shenandoah and offshore Angola at Cameia. The Company's plan is to continue to mature and drill what it believes are its most promising prospects in the deepwater of the U.S. Gulf of Mexico and the deepwater offshore Angola and Gabon as it further appraises, evaluates and progresses its existing discoveries toward potential sanction and development. The Company operates its business in two geographic segments: the U.S. Gulf of Mexico and West Africa.

As of December 31, 2012, the Company had no proved oil and gas reserves.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include the financial statements of Cobalt International Energy, Inc. and all of its wholly owned subsidiaries. All significant intercompany transactions and amounts have been eliminated for all years presented. Because the Company is a development stage enterprise, it has presented its financial statements in accordance with accounting guidance relating to "*Development Stage Entities*."

At December 31, 2012, the accompanying consolidated financial statements include the accounts of Cobalt and its wholly owned subsidiary, Cobalt International Energy, L.P. ("Partnership"). Prior to the effective date of the corporate reorganization, both entities were under common control arising from common direct or indirect ownership of each. The transfer of the Partnership interests to Cobalt represented a reorganization of entities under common control and was accounted for at historical cost. *See Note 1.*

Reclassifications

Certain reclassifications have been made to prior periods' financial statements to conform to the current presentation in the consolidated statements of cash flows.

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles ("GAAP") requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates the Company makes include (a) accruals related to expenses, (b) assumptions used in estimating fair value of equity based awards and the fair value of the liability component of the convertible senior notes and (c) assumptions used in impairment testing. Although the Company believes these estimates are reasonable, actual results could differ from these estimates.

Fair Value Measurements

The fair values of the Company's cash and cash equivalents, joint interest and other receivables, restricted funds and investments approximate their carrying amounts due to their short-term duration. The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The Company categorizes each of its fair value measurements as applicable to one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety. The levels are:

Level 1—Quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities. This category includes the Company's cash and money market funds.

Level 2—Quoted prices in non-active markets or in active markets for similar assets or liabilities, and inputs other than quoted prices that are observable, for the asset or liability, either directly or indirectly for substantially the full contractual term of the asset or liability being measured. This category includes the Company's U.S. Treasury bills, U.S. Treasury notes,

2. Summary of Significant Accounting Policies (Continued)

U.S. Government agency securities, commercial paper, corporate bonds, municipal bonds and certificates of deposits.

Level 3—Inputs that are generally unobservable and typically reflect management's estimate of assumptions that market participants would use in pricing the asset or liability. The Company does not currently have any financial instruments categorized as Level 3.

Revenue Recognition

The Company will follow the "sales" (or cash) method of accounting for oil and gas revenues. Under this method, the Company will recognize revenues on the volumes sold. The volumes sold may be more or less than the volumes to which the Company is entitled based on its ownership interest in the property. These differences result in a condition known in the industry as a production imbalance. For the years ended December 31, 2012, 2011, 2010 and for the period November 10, 2005 (Inception) through December 31, 2012, no revenues have been recognized in these consolidated financial statements.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits and funds invested in highly liquid instruments with maturities of three months or less from the date of purchase. Demand deposits typically exceed federally insured limits; however, the Company periodically assesses the financial condition of the institutions where these funds are held as well as the credit ratings of the issuers of the highly liquid instruments and believes that the credit risk is minimal.

Restricted Funds

Restricted funds primarily consists of funds held in escrow accounts and collateral for letters of credit relating to our operations in the U.S. Gulf of Mexico and offshore Angola.

Investments

The Company's policy on accounting for its investments, which consist entirely of debt securities is based on the accounting guidance relating to "*Accounting for Certain Investments in Debt and Equity Securities*." The Company considers all highly liquid interest-earning investments with a maturity of three months or less at the date of purchase to be cash equivalents. Investments with original maturities of greater than three months and remaining maturities of less than one year are classified as short-term investments. Investments with maturities beyond one year are classified as long-term investments. The debt securities are carried at amortized cost and classified as held-to-maturity securities as the Company has the positive intent and ability to hold them until they mature. The net carrying value of held-to-maturity securities is adjusted for amortization of premiums and accretion of discounts to maturity over the life of the securities. Held-to-maturity securities are stated at amortized cost and approximate fair market value as of December 31, 2012 and 2011. Income related to these securities is reported as a component of interest income in the Company's consolidated statements of operations. *See Note 7—Investments.*

Investments are considered to be impaired when a decline in fair value is determined to be other-than-temporary. The Company conducts a regular assessment of its debt securities with

2. Summary of Significant Accounting Policies (Continued)

unrealized losses to determine whether securities have other-than-temporary impairment ("OTTI"). This assessment considers, among other factors, the nature of the securities, credit rating or financial condition of the issuer, the extent and duration of the unrealized loss, market conditions and whether the Company intends to sell or whether it is more likely than not that the Company will be required to sell the debt securities. For the years ended December 31, 2012, 2011, 2010 and for the period November 10, 2005 (Inception) through December 31, 2012, the Company has not incurred OTTI of its debt securities.

Joint Interest and Other Receivables

Joint interest and other receivables result primarily from billing shared costs under the respective operating agreements to the Company's partners. These receivables are usually settled within 30 days of the invoice date.

Property, Plant, and Equipment

The Company uses the "successful efforts" method of accounting for its oil and gas properties. Acquisition costs for unproved leasehold properties and costs of drilling exploratory wells are capitalized pending determination of whether proved reserves can be attributed to the areas as a result of drilling those wells. Under the successful efforts method of accounting, proved leasehold costs are capitalized and amortized over the proved developed and undeveloped reserves on a units-of-production basis. Successful drilling costs and developmental dry holes are capitalized and amortized over the proved developed reserves on a units-of-production basis. Significant unproved leasehold costs are capitalized and are not amortized, pending an evaluation of their exploration potential. Unproved leasehold costs are assessed periodically to determine if an impairment of the cost of individual properties has occurred. Factors taken into account for impairment analysis include results of the technical studies conducted, lease terms and management's future exploration plans. The cost of impairment is charged to expense in the period in which it occurs. Costs incurred for exploratory dry holes, geological and geophysical work (including the cost of seismic data), and delay rentals are charged to expense as incurred. Costs of other property and equipment are depreciated on a straight-line based on their respective useful lives.

Asset Retirement Obligations

The Company currently does not have any oil and natural gas production or any legal obligations to incur decommissioning in costs. Should such production occur in the future, the Company expects to have significant obligations under its lease agreements and federal regulation to remove its equipment and restore land or seabed at the end of oil and natural gas production operations. These asset retirement obligations are primarily associated with plugging and abandoning wells and removing and disposing of offshore oil and natural gas platforms. Estimating the future restoration and removal cost is difficult and requires the Company to make estimates and judgments because most of the removal obligations are many years in the future and contracts and regulation often have vague descriptions of what constitutes removal. Asset removal technologies and cost are constantly changing, as are regulatory, political, environmental, safety and public relations considerations. Pursuant to the accounting guidance relating to "*Assets Retirement Obligations*." The Company is required to record a separate liability for the estimated fair value of its asset retirement obligations, with an offsetting

2. Summary of Significant Accounting Policies (Continued)

increase to the related oil and natural gas properties representing asset retirement costs on its balance sheet. The cost of the related oil and natural gas asset, including the asset retirement cost, is depreciated over the useful life of the asset. The estimated fair value of asset retirement obligations is measured by reference to the expected future cash outflows required to satisfy the retirement obligation discounted at the Company's credit-adjusted risk-free interest rate. Accretion expense is recognized over time as the discounted liability is accreted to its expected settlement value.

Inherent to the present value calculation are numerous estimates, assumptions and judgments, including the ultimate settlement amounts, inflation factors, credit adjusted risk-free rates, timing of settlement and changes in the legal, regulatory, environmental and political environments. To the extent future revisions to these assumptions impact the present value of the abandonment liability, the Company will make corresponding adjustments to both the asset retirement obligation and the related oil and natural gas property asset balance. Increases in the discounted abandonment liability and related oil and natural gas assets resulting from the passage of time will be reflected as additional accretion and depreciation expense in the consolidated statements of operations.

Inventory

Inventories consist of various tubular products that are used in the Company's drilling programs. The products are stated at the average cost. Cost is determined using a weighted average method comprised of purchase price and other directly attributable costs.

Income Taxes

The Company applied the liability method of accounting for income taxes in accordance with accounting guidance related to "*Income Taxes*" as clarified by "*Accounting for Uncertainty in Income Taxes*." Under this method, deferred tax assets and liabilities are determined by applying tax rates in effect at the end of a reporting period to the cumulative temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. Since the Company is in development stage and there can be no assurance that the Company will generate any earnings or any specific level of earnings in future years, the Company has established a valuation allowance that equals its net deferred tax assets. *See Note 17.*

Equity-Based Compensation

The Company accounts for stock-based compensation at fair value. The Company grants various types of stock-based awards including stock options, restricted stock and performance-based awards. The fair value of stock option awards is determined using the Black-Scholes-Merton option-pricing model. For restricted stock awards with market conditions, the fair value of the awards is measured using the asset-or-nothing option pricing model. Restricted stock awards without market conditions and the performance-based awards are valued using the market price of the Company's common stock on the grant date. The Company records compensation cost, net of estimated forfeitures, on a straight-line basis for stock-based compensation awards over the requisite service period except for performance-based awards. For performance-based awards, compensation cost is recognized over the requisite service period as and when the Company determines that the achievement of the performance condition is probable, using the per-share fair value measured at grant date. *See Note 15.*

2. Summary of Significant Accounting Policies (Continued)

Earnings (Loss) Per Share

Basic earnings (loss) per share was calculated by dividing net income or loss applicable to common shares by the weighted average number of common shares outstanding during the periods presented. Diluted earnings (loss) per share incorporate the potential dilutive impact of options and unvested stock outstanding during the periods presented, unless their effect is anti-dilutive. In addition, the Company applies the if-converted method to our convertible debt instruments, the effect of which is that conversion will not be assumed for purposes of computing diluted earnings (loss) per share if the effect would be anti-dilutive.

Operating Costs and Expenses

Expenses consist primarily of the costs of acquiring and processing of geological and geophysical data, exploration and appraisal drilling expenses, consultants, telecommunications, payroll and benefit costs, information system and legal costs, office rent, contract costs, and bookkeeping and audit fees.

3. Cash and Cash Equivalents

As of December 31, 2012 and 2011, cash and cash equivalents consisted of the following:

	December 31,	
	2012	2011
	(in thousands)	
Cash at banks	$ 65,935	$ 2,992
Money market funds	1,105,148	104,805
Held-to-maturity securities(1)	254,732	184,749
	$1,425,815	$292,546

(1) These securities mature three months or less from date of purchase.

4. Restricted Funds

Restricted funds consisted of the following:

	December 31,	
	2012	2011
	(in thousands)	
Short-term:		
Ocean Confidence escrow account	$ —	$ 10,804
Collateral on Letters of Credit for Angola(1)	—	53,322
Ensco 8503 escrow account(2)	90,440	4,883
	$ 90,440	$ 69,009
Long-term:		
Ensco 8503 escrow account(2)	$ 90,440	$181,159
Collateral on Letters of Credit for Angola(1)	304,492	88,358
Other vendor restricted deposits	720	718
	$395,652	$270,235

(1) As of December 31. 2012, $304.5 million was held in a collateral account established for letters of credit issued in support of the Company's contractually agreed work program

4. Restricted Funds (Continued)

obligations on Blocks 9, 20 and 21 offshore Angola. The collateral in this account was invested in U.S. Treasury bills and Treasury notes purchased at discounts and at premiums, respectively, resulting in a net carrying value of $302.9 million and in money market funds with total net carrying value of $1.6 million as of December 31, 2012. The contractual maturities of these securities are within one year.

(2) $180.9 million was held in an escrow account established since December 2009 as a guarantee of performance to Ensco Offshore Company for the Ensco 8503 drilling rig contract. As of December 31, 2012, the Company reclassified $90.4 million from long-term restricted funds to short-term restricted funds as this amount represents 50% reduction of the escrow account upon completion of the first year of the drilling contract from the term commencement date which was January 1, 2012. The Company received the $90.4 million in January 2013. As of December 31, 2012, the short-term and long-term funds in the escrow account were invested in U.S. Treasury bills, purchased at a discount, resulting in a net carrying value of $180.9 million. The contractual maturities of the U.S. Treasury bills are within six months.

5. Joint Interests and Other Receivables

As of December 31, 2012 and 2011, the balance in joint interest and other receivables consisted of the following:

	December 31,	
	2012	2011
	(in thousands)	
Partners in the U.S. Gulf of Mexico	$52,439	$12,377
Partners in West Africa	2,185	34,311
Accrued interest on investment securities	3,647	7,094
Vendor's receivable	1,526	1,502
Other	1,795	1,699
	$61,592	$56,983

6. Prepaid Expenses and Other Current Assets

Prepaid expenses include the prepaid and unamortized portion of payments made for software licenses, related maintenance fees, and insurance. Other current assets include short-term deposits and current portion of the costs associated with the mobilization and equipment upgrades of the Ensco 8503 drilling rig and subsea containment. As of December 31, 2012 and 2011, prepaid expenses and other current assets were $23.9 million and $22.2 million, respectively.

7. Investments

The Company's investments in held-to-maturity securities which are recorded at amortized cost and approximate fair market value were as follows at December 31, 2012 and 2011:

	December 31, 2012	December 31, 2011
	(in thousands)	
U.S. Treasury securities	$ 483,775	$ 379,618
Corporate securities	510,691	535,846
Commercial paper	562,975	369,432
U.S. government agency securities	—	71,856
Municipal bonds	—	42,193
Certificates of deposit	7,000	12,500
Total	$1,564,441	$1,411,445

The Company's held-to-maturity securities were included in the following captions in the Company's balance sheets:

	December 31, 2012	December 31, 2011
	(in thousands)	
Cash and cash equivalents	$ 254,732	$ 184,749
Short-term investments	789,668	858,293
Short-term restricted funds	90,440	53,322
Long-term restricted funds	393,334	267,849
Long-term investments	36,267	47,232
	$1,564,441	$1,411,445

The contractual maturities of these held-to-maturity securities at December 31, 2012 and 2011 were as follows:

	December 31, 2012		December 31, 2011	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
	($ in thousands)			
Within 1 year	$1,528,174	$1,528,174	$1,364,213	$1,364,213
After 1 year	36,267	36,267	47,232	47,232
	$1,564,441	$1,564,441	$1,411,445	$1,411,445

Cobalt International Energy, Inc.
(a Development Stage Enterprise)
Notes to Consolidated Financial Statements (Continued)

8. Fair Value Measurements

The following tables summarize the Company's significant financial instruments as categorized by the fair value measurement hierarchy:

	Level 1		Level 2		Balance as of December 31, 2012
	Amortized Cost	Fair Value(1)	Amortized Cost	Fair Value(1)	
			($ in Thousands)		
Cash and cash equivalents:					
Cash	$ 65,935	$ 65,935	$ —	$ —	$ 65,935
Money market funds	1,105,148	1,105,148	—	—	1,105,148
Commercial paper	—	—	247,206	247,206	247,206
Corporate bonds	—	—	7,526	7,526	7,526
Subtotal	1,171,083	1,171,083	254,732	254,732	1,425,815
Short-term restricted funds:					
U.S. Treasury bills	—	—	90,440	90,440	90,440
Subtotal	—	—	90,440	90,440	90,440
Short-term investments:					
Corporate bonds	—	—	466,898	466,898	466,898
Commercial paper	—	—	315,769	315,769	315,769
Certificate of deposits	—	—	7,001	7,001	7,001
Subtotal	—	—	789,668	789,668	789,668
Long-term restricted funds:					
Money market funds	2,318	2,318	—	—	2,318
U.S. Treasury bills	—	—	178,216	178,216	178,216
U.S. Treasury notes	—	—	215,118	215,118	215,118
Subtotal	2,318	2,318	393,334	393,334	395,652
Long-term investments:					
Corporate bonds	—	—	36,267	36,267	36,267
Subtotal	—	—	36,267	36,267	36,267
Total	$1,173,401	$1,173,401	$1,564,441	$1,564,441	$2,737,842

8. Fair Value Measurements (Continued)

	Level 1		Level 2		Balance as of December 31, 2011
	Amortized Cost	Fair Value(1)	Amortized Cost	Fair Value(1)	
			($ in Thousands)		
Cash and cash equivalents:					
Cash	$ 2,992	$ 2,992	$ —	$ —	$ 2,992
Money market funds	104,805	104,805	—	—	104,805
Commercial paper	—	—	172,249	172,249	172,249
Certificate of deposits	—	—	12,500	12,500	12,500
Subtotal	107,797	107,797	184,749	184,749	292,546
Short-term restricted funds:					
Cash	4,883	4,883	—	—	4,883
Money market funds	10,804	10,804	—	—	10,804
U.S. Treasury bills	—	—	53,322	53,322	53,322
Subtotal	15,687	15,687	53,322	53,322	69,009
Short-term investments:					
U.S. Treasury bills	—	—	112,507	112,507	112,507
U.S. Government agency securities	—	—	40,000	40,000	40,000
Corporate bonds	—	—	466,411	466,411	466,411
Municipal bonds	—	—	42,193	42,193	42,193
Commercial paper	—	—	197,182	197,182	197,182
Subtotal	—	—	858,293	858,293	858,293
Long-term restricted funds:					
Cash	718	718	—	—	718
Money market funds	1,668	1,668	—	—	1,668
U.S. Treasury bills	—	—	40,597	40,597	40,597
U.S. Treasury notes	—	—	173,192	173,192	173,192
Corporate bonds	—	—	54,060	54,060	54,060
Subtotal	2,386	2,386	267,849	267,849	270,235
Long-term investments:					
U.S. Government agency securities	—	—	31,856	31,856	31,856
Corporate bonds	—	—	15,376	15,376	15,376
Subtotal	—	—	47,232	47,232	47,232
Total	$125,870	$125,870	$1,411,445	$1,411,445	$1,537,315

(1) As of December 31, 2012 and 2011, the Company did not record any OTTI on these assets.

9. Property, Plant, and Equipment

Property, plant, and equipment is stated at cost less accumulated depreciation/amortization and consisted of the following:

	Estimated Useful Life (Years)	December 31, 2012	December 31, 2011
		($ in thousands)	
Oil and Gas Properties:			
Unproved oil and gas properties		$ 721,853	$701,892
Less: accumulated valuation allowance		(78,413)	(18,275)
		643,440	683,617
Exploratory wells in process		451,024	178,338
Total oil and gas properties, net		1,094,464	861,955
Other Property and Equipment:			
Computer equipment and software	3	3,166	2,847
Office equipment and furniture	3 - 5	2,093	1,114
Vehicles	3	268	129
Leasehold improvements	3 - 10	2,298	836
		7,825	4,926
Less: accumulated depreciation and amortization(1)		(2,533)	(3,555)
Total other property and equipment, net		5,292	1,371
Property, plant, and equipment, net		$1,099,756	$863,326

(1) During the year ended December 31, 2012, the Company wrote off $2.2 million of old computer equipment and leasehold improvements which were fully depreciated and therefore had no impact on the consolidated statements of operations and consolidated statements of cash flow.

The Company recorded $1.2 million, $0.7 million and $0.8 million of depreciation and amortization expense for the years ended December 31, 2012, 2011 and 2010, respectively, and $4.8 million for the period November 10, 2005 (inception) through December 31, 2012, respectively.

Unproved Oil and Gas Properties

On December 20, 2011, the Company acquired a 40% working interest in Block 20 offshore Angola for a total consideration of $347.1 million, of which $337.1 million is contractually scheduled to be paid over five years commencing in January 2012. As of December 31, 2012, $122.8 million was paid during the first quarter of 2012 and the remaining $214.3 million was accrued in short-term and long-term contractual obligations—see Note 12. In addition to the Block 20 interests, the Company has $10.8 million of unproved property acquisition costs relating to its 40% working interests in Blocks 9 and 21 offshore Angola and its 21.25% working interest in the Diaba block offshore Gabon. As of December 31, 2012, the Company also has $285.6 million of unproved property acquisition costs, net of allowance for impairment, relating to its U.S. Gulf of Mexico properties. The $285.6 million includes

9. Property, Plant, and Equipment (Continued)

$20.0 million of acquisition costs incurred on various working interests in unproved properties located in the U.S. Gulf of Mexico acquired by the Company in 2012. As of December 31, 2012 and 2011, the Company has a net total of $643.4 million and $683.6 million, respectively, of unproved property acquisition costs on the consolidated balance sheets.

Acquisition costs of unproved leasehold properties are assessed for impairment during the holding period and transferred to proved oil and gas properties to the extent associated with successful exploration activities. There are no impairment indicators to date that would require the Company to impair the unproved properties in Blocks 9, 20 and 21 offshore Angola and in the Diaba block offshore Gabon. Unproved oil and gas leases for properties in the U.S. Gulf of Mexico with carrying value greater than $1 million are assessed individually for impairment, based on the Company's current exploration plans, and an allowance for impairment is provided, if impairment is indicated. Leases that are individually less than $1.0 million in carrying value or are near expiration are amortized on a group basis over the average terms of the leases, at rates that provide for full amortization of leases upon lease expiration. These leases have expiration dates ranging from 2012 through 2020. As of December 31, 2012 and 2011, the balance for unproved leaseholds that were subject to amortization before impairment provision was $69.1 million and $65.1 million, respectively. The Company recorded lease impairment allowance of $60.2 million, $9.1 million and $9.1 million for years ended December 31, 2012, 2011, 2010, respectively and $78.4 million for the period November 10, 2005 (inception) through December 31, 2012.

Capitalized Exploratory Well Costs

If an exploratory well provides evidence as to the existence of sufficient quantities of hydrocarbons to justify potential completion as a producing well, drilling costs associated with the well are initially capitalized, or suspended, pending a determination as to whether a commercially sufficient quantity of proved reserves can be attributed to the area as a result of drilling. This determination may take longer than one year in certain areas (generally, deepwater and international locations) depending upon, among other things, (i) the amount of hydrocarbons discovered, (ii) the outcome of planned geological and engineering studies, (iii) the need for additional appraisal drilling activities to determine whether the discovery is sufficient to support an economic development plan and (iv) the requirement for government sanctioning in international location before proceeding with development activities.

9. Property, Plant, and Equipment (Continued)

The following table reflects the Company's net changes in and the cumulative costs of capitalized exploratory well costs (excluding any related leasehold costs):

	December 31, 2012	December 31, 2011
	($ in thousands)	
Beginning of period	$178,338	$106,881
Addition to capitalized exploratory well cost pending determination of proved reserves		
U.S. Gulf of Mexico:		
Shenandoah #1 Exploratory Well	200	(53)
Shenandoah #2 Appraisal Well	12,716	—
Shenandoah #2 Replacement Well	18,271	—
Heidelberg #1 Exploratory Well	(419)	—
Heidelberg #2 Appraisal Well	—	5,999
Heidelberg #3 Appraisal Well	8,628	4,056
Heidelberg #3 Appraisal Well Side Track	4,108	—
Heidelberg Early Development	5,941	—
Ligurian #2 Exploratory Well	46,961	2,034
Criollo #1 Exploratory Well	—	(822)
North Platte #1 Exploratory Well	72,559	—
North Platte #1 By-Pass Core	7,229	—
North Platte Early Development	2,042	—
Other Pre-Spud Costs	59	—
West Africa:		
Bicuar #1 Exploratory Well pre-spud costs(1)	(3,035)	25,444
Cameia #1 Exploratory Well	33,958	71,405
Cameia #2 Appraisal Well	133,328	—
Cameia Early Development	4,058	—
Reclassifications to wells, facilities, and equipment based on determination of proved reserves	—	—
Amounts charged to expense(2)	(73,918)	(36,606)
End of period	$451,024	$178,338

(1) The amount of $3,035 represents pre-spud mobilization and insurance costs allocated to the Bicuar #1 pre-salt exploratory well planned as one of two exploratory wells initially scheduled to be drilled offshore Angola. With the success of the Cameia #1 exploratory well, the drilling of the Cameia #2 appraisal well was substituted for the Bicuar #1 pre-salt exploratory well. Hence these costs were reallocated to the Cameia #2 appraisal well.

(2) The amount of $73,918 represents impairment charges on exploratory wells, including $4.1 million for the Heidelberg #3 sidetrack well, $8.1 million for the Ligurian #1 exploratory well, $49.0 million for the Ligurian #2 exploratory well and $12.7 million for the Shenandoah #2 appraisal well for the year ended December 31, 2012.

9. Property, Plant, and Equipment (Continued)

	Spud Year	December 31, 2012	December 31, 2011
		($ in thousands)	
Cumulative costs:			
U.S. Gulf of Mexico			
Shenandoah #1 Exploratory Well	2008	$ 69,668	$ 69,468
Shenandoah #2 Appraisal Well	2012	—	—
Shenandoah #2 Replacement Well	2012	18,272	—
Heidelberg #1 Exploratory Well	2008	19,822	20,240
Heidelberg #3 Appraisal Well	2011	12,683	4,056
Heidelberg Early Development	2012	5,941	—
Ligurian #1 Exploratory Well	2009	—	8,100
Ligurian #2 Exploratory Well	2011	—	2,034
North Platte #1 Exploratory Well	2012	72,559	—
North Platte #1 By Pass Core	2012	7,229	—
North Platte Early Development	2012	2,042	—
Other Pre-Spud Costs	2012	59	—
West Africa:			
Bicuar #1 Exploratory Well	2011	—	3,035
Cameia #1 Exploratory Well	2011	105,363	71,405
Cameia #2 Appraisal Well	2012	133,328	—
Cameia Early Development	2012	4,058	—
		$451,024	$178,338
Exploratory Well costs capitalized for a period greater than one year after completion of drilling (included in table above)		$194,853	$ 97,861

As of December 31, 2012, capitalized exploratory well costs that have been suspended longer than one year are associated with the Shenandoah #1, Heidelberg #1 and Cameia #1 projects. These exploratory well costs are suspended pending ongoing evaluation including, but not limited to, results of additional appraisal drilling, well-test analysis, additional geological and geophysical data and approval of a development plan. Management believes these projects exhibit sufficient indications of hydrocarbons to justify potential development and is actively pursuing efforts to fully assess them. If additional information becomes available that raises substantial doubt as to the economic or operational viability of these projects, the associated costs will be expensed at that time.

As of December 31, 2012, no exploratory wells have been drilled by the Company offshore Gabon.

10. Other Assets

As of December 31, 2012, the $23.0 million in other assets includes the debt issue costs associated with the issuance of the 2.625% convertible senior notes, as described in Note 11, and which are amortized over the life of the Notes using the effective interest method. As of December 31, 2011, the $12.1 million in other assets includes costs associated with the mobilization and equipment upgrades of the Ensco 8503 drilling rig and subsea containment were amortized over the terms of the drilling rig

10. Other Assets (Continued)

contract. These costs were fully expensed or capitalized to oil and gas properties as exploratory drilling costs, depending on the drilling results as of December 31, 2012.

11. Long-term Debt

On December 17, 2012, the Company issued $1.38 billion aggregate principal amount of its 2.625% convertible senior notes due 2019 (the "Notes"). The Notes are the Company's senior unsecured obligations and interest will be payable semi-annually in arrears on June 1 and December 1 of each year, beginning on June 1, 2013. The Notes will mature on December 1, 2019, unless earlier repurchased or converted in accordance the terms of the Notes. The Notes may be converted at the option of the holder at any time prior to 5:00 p.m., New York City time, on the second scheduled trading day immediately preceding the maturity date, in multiples of $1,000 principal amount. The Notes are convertible at an initial conversion rate of 28.023 shares of common stock per $1,000 principal amount, representing an initial conversion price of approximately $35.68 per share for a total of approximately 38.7 million underlying shares. The conversion rate is subject to adjustment upon the occurrence of certain events, as defined in the indenture governing the Notes, but will not be adjusted for any accrued and unpaid interest except in limited circumstances. Upon conversion, the Company's conversion obligation may be satisfied, at the Company's option, in cash, shares of common stock or a combination of cash and shares of common stock.

Holders of the Notes who convert their Notes in connection with a "make-whole fundamental change", as defined in the indenture governing the Notes, may be entitled to a make-whole premium in the form of an increase in the conversion rate. Additionally, in the event of a fundamental change, as defined in the indenture governing the Notes, holders of the Notes may require the Company to repurchase for cash all or a portion of their Notes equal to $1,000 or a multiple of $1,000 at a fundamental change repurchase price equal to 100% of the principal amount of Notes, plus accrued and unpaid interest, if any, to, but not including, the fundamental change repurchase date.

Upon the occurrence of an Event of Default, as defined within the the Indenture governing the Notes, the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding may declare 100% of the principal of, and accrued and unpaid interest on, all the Notes to be due and payable immediately.

In accordance with accounting guidance relating to, "*Debt with Conversion and Other Options*", the Company separately accounts for the liability and equity conversion components of the Notes due to the Company's option to settle the conversion obligation in cash. The fair value of the debt excluding the conversion feature at the date of issuance was estimated to be approximately $989.5 million and was calculated based on the fair value of similar non-convertible debt instruments. The resulting value of the conversion option of $390.5 million was recognized as a debt discount and recorded as additional paid-in capital on the Company's consolidated balance sheets. Total debt issue cost on the Notes was $32.2 million of which $23.1 million was allocated to the liability component of the Notes and $9.1 million to the equity component of the Notes. The debt discount and the liability component of the debt issue costs are amortized over the term of the Notes. The effective interest rates used to amortize the debt discount and the liability component of the debt issue costs were approximately 8.01% and 8.40%, respectively, based on the Company's estimated non-convertible borrowing rate as of the date the Notes were issued. Since the Company incurred losses for all periods, the impact of the

11. Long-term Debt (Continued)

conversion option would be anti-dilutive to the earnings per share and therefore was not included in the calculation.

The carrying amounts of the liability components of the Notes were as follows:

	December 31,					
	2012			2011		
	Principal Amount	Unamortized discount(1)	Carrying Amount	Principal Amount	Unamortized discount	Carrying Amount
	($ in thousands)					
Carrying amount of liability component						
2.625% convertible senior notes	$1,380,000	$(388,809)	$991,191	$—	$—	$—

(1) Unamortized discount will be amortized over the remaining life of the Notes which is 7 years.

The carrying amounts of the equity components of the Notes were as follows:

	December 31,	
	2012	2011
Carrying amount of equity component of 2.625% convertible senior notes		
Debt discount relating to value of conversion option	$390,540	$—
Debt issue costs	(9,124)	—
Total	$381,416	$—

Fair Value The fair value of the Notes excluding the conversion feature was $989.5 million as of December 31, 2012 and was calculated based on the fair value of similar non-convertible debt instruments since an observable quoted price of the Notes or a similar asset or liability is not readily available.

Interest expense, excluding amortization of debt issue costs, was as follows:

	For Year Ended December 31,			For the Period November 10, 2005 (Inception) through December 31,
	2012	2011	2010	2012
	($ in thousands)			
Interest expense associate with accrued interest	$1,409	$—	$—	$1,409
Interest expense associated with accretion of debt discount	1,731	—	—	1,731
Total	$3,140	$—	$—	$3,140

Cobalt International Energy, Inc.
(a Development Stage Enterprise)
Notes to Consolidated Financial Statements (Continued)

12. Contractual Obligations

The short-term and long-term contractual obligations consist of the following:

	December 31,	
	2012	2011
	($ in thousands)	
Short-term Contractual Obligations:		
Social obligation payments for Block 9, offshore Angola	$ 150	$ 1,300
Social obligation payments for Block 21, offshore Angola	300	2,600
Social obligation and bonus payments for Block 20, offshore Angola(1)(2)	48,569	128,565
	$ 49,019	$132,465
Long-term Contractual Obligations:		
Social obligation payments for Block 9, offshore Angola	$ 848	$ 800
Social obligation payments for Block 21, offshore Angola	1,684	1,600
Social obligation and bonus payments for Block 20, offshore Angola(2)	165,706	208,561
	$168,238	$210,961

(1) $42.9 million of this amount was paid in January 2013.

(2) The total amount of social obligation payments for Block 20 has been capitalized. *See Note 9.*

13. Stockholders' Equity

On April 15, 2011, the Company issued 35,650,000 shares of its common stock at a public offering price of $14.00 per share.

On December 21, 2011, the Company withheld and cancelled an aggregate amount of 13,763 shares of its common stock, at a price of $13.85 per share, to satisfy tax withholding obligations of certain of our employees that arose upon the lapse of restrictions on restricted stock.

13. Stockholders' Equity (Continued)

On January 15, 2012, the Company withheld the issuance of an aggregate amount of 9,127 shares of its common stock, at a price of $18.74 per share, to satisfy tax withholding obligations of certain of its officers that arose upon the distribution of deferred stock compensation.

On February 29, 2012, the Company issued 18,050,000 shares of common stock at a public offering price of $28.00 per share.

On December 17, 2012, the Company issued $1.38 billion aggregate principal amount of its 2.625% convertible senior notes due 2019. As of December 31, 2012, $381.4 million was recorded as the equity component of the Notes. *See also Note 11—Long-term Debt.*

14. Seismic and Exploration Expenses

Seismic and exploration expenses consisted of the following:

	For Year Ended December 31,			For the Period November 10, 2005 (Inception) through December 31,
	2012	2011	2010	2012
	($ in thousands)			
Seismic costs	$42,447	$20,443	$ 39,748	$342,048
Seismic cost recovery(1)	—	—	(15,126)	(25,126)
Leasehold delay rentals	6,383	6,075	5,989	32,903
Force Majeure expense(2)	—	—	13,549	13,549
Drilling rig expense	12,753	5,721	870	26,799
	$61,583	$32,239	$ 45,030	$390,173

(1) These amounts represent reimbursement from partners of past seismic costs incurred by the Company.

(2) These amounts represent expenditures resulting from suspension of drilling activities in the U.S. Gulf of Mexico as a result of the explosion and sinking of the Deepwater Horizon drilling rig in the U.S. Gulf of Mexico, the resulting oil spill and the regulatory response thereto and other exploratory expenses.

15. Equity based Compensation

Overview. Under the Company's Long Term Incentive Plan (the "Incentive Plan"), the Company may issue stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards and other stock-based awards to employees. At December 31, 2012, approximately 9.0 million shares remain available for grant under the Incentive Plan.

On January 28, 2010, the Company adopted the Non-Employee Directors Compensation Plan (the "NED Plan"). Under the NED Plan, the Company may issue options, restricted stock units, other

15. Equity based Compensation (Continued)

stock-based award or retainers to non-employee directors. At December 31, 2012, 555,294 shares remain available for grant under the NED Plan.

In accordance with ASC No. 718, *Compensation—Stock Compensation,* the Company recognizes compensation cost for equity-based compensation to employees and non-employee directors over the period during which the recipient is required to provide service in exchange for the award, based on the fair value of the equity instrument on the date of grant, net of estimated forfeitures. If actual forfeitures differ from the Company's estimates, additional adjustments to compensation expense will be required in future periods.

Restricted Stock. The Company accounted for the restricted stock based on ASC Topic 718 as described above. For restricted stock awards with market conditions, the fair value of the awards is measured using the asset-or-nothing option pricing model. Restricted stock awards without market conditions and the performance-based awards are valued using the market price of the Company's common stock on the grant date. The Company records compensation cost, net of estimated forfeitures, for stock-based compensation awards over the requisite service period except for performance- based awards. For performance-based awards, compensation cost is recognized over the requisite service period as and when the Company determines that the achievement of the performance condition is probable, using the per-share fair value measured at grant date.

The following table summarizes the information about the restricted stock awarded to employees for each of the three years in the period ended December 31, 2012:

	Years Ended December 31,					
	2012		2011		2010	
	Restricted Shares	Weighted Average Grant Date Fair Value Per Share	Restricted Shares	Weighted Average Grant Date Fair Value Per Share	Restricted Shares	Weighted Average Grant Date Fair Value Per Share
Non-vested shares at beginning of year	4,599,783	$11.27	5,570,895	$ 9.77	8,015,041	$ 7.67
Granted	487,710	$26.01	214,792	$ 8.54	442,156	$ 9.96
Vested	(738,628)	$13.05	(1,185,904)	$ 3.75	(2,213,277)	$ 0.51
Forfeited or expired	(308,040)	$12.17	—	—	(673,025)	$15.35
Non-vested shares at end of year	4,040,825	$13.05	4,599,783	$11.27	5,570,895	$ 9.77
Weighted-average period remaining	1.87 years		2.5 years		3.3 years	
Unrecognized compensation ($ in thousands)	$ 23,827		$ 29,559		$ 41,599	

For the year ended December 31, 2010, 45,000 nonvested restricted shares held by a former officer of the Company were accounted for as vested and 585,778 nonvested restricted shares were forfeited pursuant to the terms of the Separation Agreement between the officer and the Company. The terms of the Separation Agreement were accounted for in accordance with ASC No. 718, *Compensation—Stock Compensation* and resulted in $0.5 million recognized in stock compensation expense for the

15. Equity based Compensation (Continued)

vested shares and $2.4 million recognized as a reduction to the stock compensation expense for the forfeited shares during the year ended December 31, 2010.

A total of 33,204 restricted stock units awards were granted to non-employee directors during the year ended December 31, 2012 for annual retainers. As of December 31, 2012, the Company has granted a cumulative total of 137,945 restricted stock units to non-employee directors. For the year ended December 31, 2012 and 2011, the Company also granted 12,221 and 23,595 shares of common stock as retainer awards to non-employee directors who elected to be compensated by stock in lieu of cash payments. The weighted average fair value of these shares at grant date was $21.35.

Non-Qualified Stock Options. The Company grants non-qualified stock options to employees at an exercise price equal to the market value of the Company's common stock on the grant date. The non-qualified stock option awards have contractual terms of 10 years. The options granted in December 2010 vest ratably over a four-year period from date of grant and the options granted in February 2012 cliff vest on December 31, 2014.

The fair value of each stock option granted is determined using the Black-Scholes-Merton option-pricing model based on several assumptions. These assumptions are based on management's best estimate at the time of grant. The Company used the following the weighted average of each assumption based on the grants in each fiscal year (there were no new stock options granted in 2011):

	2012
Expected Term in Years	6.50
Expected Volatility	54.92%
Expected Dividends	0%
Risk-Free Interest Rate	0.46%

The Company estimates expected volatility based on an analysis of its stock price since the IPO and comparing the stock price volatility for the period from IPO date through December 31, 2012 with the historical stock price volatility of a similar exploration and production company. The Company estimates the expected term of its option awards based on the vesting period and average remaining contractual term, referred to as the "simplified method". The Company uses this method to provide a reasonable basis for estimating its expected term based on a lack of sufficient historical employee exercise data on stock option awards.

15. Equity based Compensation (Continued)

A summary of the stock options activities for the year ended December 31, 2012 is presented below:

	Shares	Weighted Average Exercise Price	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (thousands)
Outstanding at January 1, 2012	1,133,960	$12.45	8.9	$ 7,688
Granted	457,704	$30.50	9.1	
Exercised	(27,147)	$12.45	7.9	$ 425
Forfeited or expired	(130,124)	$16.24		
Outstanding at December 31, 2012	1,434,393	$17.87	8.29	$12,158
Vested or expected to vest at December 31, 2012	891,665	$20.81	8.49	$ 5,795
Exercisable at December 31, 2012	505,578	$12.45	7.92	$ 6,123

The weighted-average grant-date fair value of stock options granted during 2012 and 2011 was $17.92 and $0 per option, respectively, using the Black-Scholes option-pricing model. 27,147 stock options were exercised during the year ended December 31, 2012. As of December 31, 2012, there were 1,434,393 shares of common stock underlying outstanding stock options. As of December 31, 2012, $8.3 million of total unrecognized compensation cost related to stock option is expected to be recognized over a weighted-average period of 1.95 years.

Restricted Stock Units. On December 3, 2010, the Company granted 198,838 restricted stock units to employees based on the Restricted Stock Unit (RSU) Award Agreement. Under the RSU Award Agreement the share-based payment is earned based on the number of successful wells drilled during the three year period ending December 31, 2013. The RSU award will vest within a range of 0% to 200% of the number of RSU shares awarded on scheduled vesting dates contingent upon the recipient's continued service at each vesting date and based on the achievement of successful wells drilled as defined in the RSU Award Agreement. In no event shall the recipients vest in an amount greater than 200% of the Award or in aggregate 397,676 RSU shares. The percentage of the RSU awards vested at each of the three year periods ending December 31, 2013 is calculated by the number of successful wells drilled during the respective years multiplied by vesting percentage ranging from 25% to 37.5%. The RSU Award Agreement therefore has multiple implicit service periods which are determined by and when the Company drills a successful well. The fair value of the RSUs at grant date was $12.45 per share. However, on February 24, 2012, the Company amended certain terms and conditions of its RSU award agreement which resulted in the Company using the fair value of $30.50 per share at modification date to recognize the equity based compensation expense for the RSUs that vested during 2012. For the year ended December 31, 2012, the Company recognized $4.3 million of stock compensation for the RSUs based on performance targets achieved from the success of the Cameia #1 and North Platte #1 exploratory well, among other considerations. As of December 31, 2012 and 2011, unrecognized compensation cost related to restricted stock units ranged from approximately $2.0 million to $12.1 million.

15. Equity based Compensation (Continued)

A summary of the restricted stock units activities for the year ended December 31, 2012 is presented below:

	Years Ended December 31,					
	2012		2011		2010	
	Number of shares relating Restricted Stock Units	Weighted Average Grant Date Fair Value Per Unit	Number of shares relating Restricted Stock Units	Weighted Average Grant Date Fair Value Per Unit	Number of shares relating Restricted Stock Units	Weighted Average Grant Date Fair Value Per Unit
Non-vested at December 31, 2011	198,838	$12.45	198,838	$12.45	198,838	$12.45
Granted	—	—	—	—	—	—
Vested	(74,537)	$30.50	—	—	—	—
Forfeited or expired	(15,026)	$30.50	—	—	—	—
Non-vested at December 31, 2012	109,275	$30.50	198,838	$12.45	198,838	$12.45
Weighted-average period remaining	1 year		2 years		3 years	

The table below summarizes the equity-based compensation costs recognized for each of the three years in the period ended December 31, 2012, and for the period November 10, 2005 (inception) through December 31, 2012:

	For Year Ended December 31,			For the Period November 10, 2005 (Inception) through December 31,
	2012	2011	2010	2012
	($ in thousands)			
Restricted stock:				
Employees	$13,378	$12,860	$12,064	$46,594
Non-employee directors	970	804	507	2,281
Stock options:				
Employees	3,790	1,841	101	5,732
Restricted stock units (performance-based)	4,272	—	—	4,272
Deferred stock compensation(1)	—	—	—	1,828
	$22,410	$15,505	$12,672	$60,707

(1) In December 2008, the Company adopted a deferred compensation plan and provided certain executive officers the opportunity to defer under the Plan all or a portion of their salary and/or annual bonus for 2009. Amounts deferred under the Plan generally are deemed to be invested in a money market account prior to the IPO and shares of the Company's common stock following the IPO. Subject to accelerated payment under specified circumstances, the deferred amounts were distributed to these executives in January 2012 in the form of shares of the Company's common stock. As of December 31, 2012, there were 121,637 shares under the Plan were distributed to these executives.

16. Employee Benefit Plan

In 2006, the Company established the Cobalt International Energy, L.P., defined contribution 401(k) plan (the Plan). All employees of the Company after three months of continuous employment are eligible to participate in the Plan. The plan is discretionary and provides a 6% employee contribution match as determined by the Company's Board of Directors. Effective December 31, 2009, the Plan was amended to discontinue the employer's matching contributions. Effective January 1, 2012, the Company reinstituted the 6% employee contribution match. For each of the years ended December 31, 2012, 2011 and 2010, the Company recorded $0.5 million, $0 million and $0 million, respectively, in benefits contributions to the Plan, which are included in the general and administrative expenses. For the period November 10, 2005 (inception) through December 31, 2012, the Company recorded a cumulative of $2.0 million in benefits contributions to the Plan.

17. Income Taxes

For the years ended December 31, 2012, 2011 and 2010, the Company recorded a net deferred tax asset of $269.6 million, $177.2 million and $97.6 million, respectively with a corresponding full valuation allowance of $269.6 million $177.2 million and $97.6 million, respectively, for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The components of the income tax provision (benefit) are as follows:

	Year Ended December 31,		
	2012	2011	2010
	($ in thousands)		
Current taxes:			
U.S. federal	$—	$—	$—
Foreign	—	—	—
Deferred taxes:			
U.S. federal	—	—	—
Foreign	—	—	—
Total	$—	$—	$—

17. Income Taxes (Continued)

The reconciliation of income taxes computed at the U.S. federal statutory tax rate to the Company's income tax expense (benefit) for each of the three years in the period ended December 31, 2012 are as follows:

	Year Ended December 31,		
	2012	2011	2010
	($ in thousands)		
U.S.:			
Net income (loss) as reported	$(229,372)	$ (76,231)	$ (93,037)
Less: net income (loss) applicable to period before corporate reorganization	—	—	—
Foreign:			
Net income (loss) as reported	$ (53,627)	(57,406)	(43,439)
Less: net income (loss) applicable to period before corporate reorganization	—	—	—
Net income (loss) applicable to period after corporate reorganization	$(282,999)	$(133,637)	$(136,476)

	Year Ended December 31,					
	2012		2011		2010	
	($ in thousands)					
Income tax expense (benefit) at the federal statutory rate	(99,050)	35.0%	$(46,773)	35.0%	$(47,767)	35.0%
State income taxes, net of federal income tax benefit(1)	(512)	0.2%	(2,579)	1.9%	(339)	0.3%
Foreign NOL and deferred adjustments(2)	4,447	-1.6%	(30,407)	22.8%	—	—
Deferred income taxes established at date of corporate reorganization(3)	—	—	—	—	(8,735)	6.3%
Other(4)	2,678	-0.9%	117	0.1%	176	0.1%
Valuation allowance	92,437	-32.7%	79,642	59.6%	56,665	41.5%
	$ —	—	$ —	—	$ —	—

(1) The 2012 state income tax reflects lower franchise apportionment factor in Louisiana resulting from the dissolution of Cobalt's blocker entities in December 2011.

(2) Prior to 2011, the Company did not have any registered presence for reporting foreign NOLs.

(3) The $8.7 million in 2010 relates to an adjustment to include the 2009 NOL of an affiliate company acquired during the 2009 pre-IPO corporate reorganization.

(4) The $2.7 million relates to the excess tax benefits associated with equity based compensation.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax

17. Income Taxes (Continued)

purposes. The significant components of the Company's deferred tax assets and liabilities were as follows:

	As of December 31,	
	2012	2011
	($ in thousands)	
Deferred tax liabilities:		
Oil and gas properties	$ 23,867	$ 4,555
Other	—	452
Total deferred tax liabilities	23,867	5,007
Deferred tax assets:		
Seismic and exploration costs	100,414	54,005
Stock-based compensation	12,340	9,329
Domestic NOL carry forwards	158,310	86,599
Foreign NOL carry forwards	20,624	30,407
Other	1,818	1,869
Valuation allowance	(269,639)	(177,202)
Total deferred assets, net	23,867	5,007
Net deferred tax assets	$ —	$ —

The Company has established a full valuation allowance against the deferred tax assets where the Company has determined that it is more likely than not that all of the deferred tax assets will not be realized. Because of the full valuation allowance, no income tax expense or benefit is reflected on the consolidated statement of operations for each of the three years in the period ended December 31, 2012.

The NOL carryforward for federal and state income tax purposes of approximately $542.2 million and $43.1 million, respectively, and as of December 31, 2012 begins to expire in 2025 and 2024, respectively. The utilization of the NOL carryforwards is dependent upon generating sufficient future taxable income in the appropriate jurisdictions within the carryforward period.

As of December 31, 2012, we had NOL carryforward for foreign income tax purposes of approximately $39.8 million which begins to expire in 2014. The company has determined that it is more likely than not, that the foreign NOLs will not be fully realized. Therefore, a full valuation allowance was established for these net deferred tax assets.

There were no unrecognized tax benefits or accrued interest or penalties associated with unrecognized tax benefits as of December 31, 2012 and 2011.

18. Commitments

The following table summarizes by period the payments due for our estimated commitments, excluding long-term debt, as of December 31, 2012:

	Payments Due By Year					
	2013	2014	2015	2016	2017	Thereafter
			($ in thousands)			
Drilling Rig and Related Contracts	$594,374	$342,321	$154,920	$ 60,025	$ —	$ —
Operating Leases	11,200	9,860	9,515	6,063	3,571	10,402
Lease Rentals(1)	6,413	5,736	5,502	3,610	3,157	1,071
Social Payment Obligations(2)	49,019	51,101	48,569	62,854	5,714	—
Total	**$661,006**	**$409,018**	**$218,506**	**$132,552**	**$12,442**	**$11,473**

(1) Relates to the annual delay rental payments payable to the Office of Natural Resources Revenue within the U.S. Department of the Interior with respect to the Company's U.S. Gulf of Mexico leases. These annual payments are required to maintain the leases from year to year.

(2) Includes the Company's contractual payment obligations for social projects such as the Sonangol Research and Technology Center and academic scholarships for Angolan students that the Company was and is contractually obligated to pay in consideration for the Angolan government granting it the licenses to explore for and develop hydrocarbons offshore Angola. Pursuant to the terms of the Risk Services Agreements for Blocks 9 and 21 and the Production Sharing Agreement for Block 20, the Company is not required to pay annual rental payments to maintain the licenses from year to year.

The Company recorded $12.1 million, $7.7 million and $6.9 million of office and delay rental expense for years ended December 31, 2012, 2011 and 2010, respectively, and a cumulative of $42.4 million for the period November 10, 2005 (Inception) through December 31, 2012.

19. Segment Information

As described in *Note 1, "Organization and Operations"*, the Company currently has two geographic operating segments for its exploratory operations. The operating segments are focused in the deepwater

19. Segment Information (Continued)

U.S. Gulf of Mexico and offshore West Africa. The following tables provide the geographic operating segment information for each of the three years in the period ended December 31, 2012:

	U.S. Gulf of Mexico	West Africa	Total
		($ in thousands)	
Year ended December 31, 2012			
Operating costs and expense	$ 231,196	$ 53,632	$ 284,828
Interest (income) expense	(1,824)	(5)	(1,829)
Net income (loss)	$(229,372)	$(53,627)	$(282,999)
Additions to Property and Equipment, net(1)	$ 67,068	$169,362	$ 236,430
Year ended December 31, 2011			
Operating costs and expense	$ 80,425	$ 57,411	$ 137,836
Interest (income) expense	(4,194)	(5)	(4,199)
Net income (loss)	$ (76,231)	$(57,406)	$(133,637)
Additions to Property and Equipment, net(1)	$ (12,324)	$411,882	$ 399,558
Year ended December 31, 2010			
Operating costs and expense	$ 94,619	$ 43,439	$ 138,058
Interest (income) expense	(1,582)	—	(1,582)
Net income (loss)	$ (93,037)	$(43,439)	$(136,476)
Additions to Property and Equipment, net(1)	$ (7,844)	$ —	$ (7,844)

(1) These amounts are net of accumulated allowance for impairment on oil and gas properties and accumulated depreciation and amortization on other property and equipment.

20. Contingencies

The Company is not currently party to any legal proceedings. However, from time to time the Company may be subject to various lawsuits, claims and proceedings that arise in the normal course of business, including employment, commercial, environmental, safety and health matters. It is not presently possible to determine whether any such matters will have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity.

21. Selected Quarterly Financial Data—Unaudited

Unaudited quarterly financial data for the years ended December 31, 2012 and 2011 are as follows:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	($ in thousands)			
Year ended December 31, 2012				
Operating costs and expenses	$ 37,715	$ 142,155	$ 40,553	$ 64,405
Operating income (loss)	(37,715)	(142,155)	(40,553)	(64,405)
Net income (loss)	(36,531)	(140,723)	(39,214)	(66,531)
Basic and diluted income (loss) per common share(1)	$ (0.09)	$ (0.35)	$ (0.10)	$ (0.16)
Year ended December 31, 2011				
Operating costs and expenses	$ 16,755	$ 20,536	$ 48,242	$ 52,303
Operating income (loss)	(16,755)	(20,536)	(48,242)	(52,303)
Net income (loss)	(16,058)	(19,478)	(46,987)	(51,114)
Basic and diluted income (loss) per common share(1)	$ (0.05)	$ (0.05)	$ (0.12)	$ (0.13)

(1) Totals may not add due to rounding.

22. Supplemental Information on Oil and Gas Exploration and Production Activities (Unaudited)

The supplementary oil and gas data that follows is presented in accordance with supplemental disclosure requirements under ASC No. 932, *"Extractive Activities—Oil and Gas"* and includes (1) capitalized costs, costs incurred and results of operations related to oil and gas producing activities, (2) net proved oil and gas reserves producing activities, (3) net proved oil and gas reserves, and (4) a standardized measure of discounted future net cash flows relating to proved oil and gas reserves. Since the Company did not have any proved reserves as of December 31, 2012 and 2011, there will be no disclosures on (2), (3) and (4) above.

22. Supplemental Information on Oil and Gas Exploration and Production Activities (Unaudited) (Continued)

Capitalized Costs Related to Oil and Gas Activities

	U.S. Gulf of Mexico	West Africa	Total
		($ in thousands)	
As of December 31, 2012			
Unproved properties(1)	$572,257	$600,620	$1,172,877
Accumulated valuation allowance	(78,413)	—	(78,413)
	493,844	600,620	1,094,464
Proved properties	—	—	—
Net capitalized costs	$493,844	$600,620	$1,094,464
As of December 31, 2011			
Unproved properties	$447,919	$432,311	$ 880,230
Accumulated valuation allowance	(18,275)	—	(18,275)
	429,644	432,311	861,955
Proved properties	—	—	—
Net capitalized costs	$429,644	$432,311	$ 861,955

(1) Unproved properties includes capitalized costs net of sale/like-kind exchange of leasehold interests transactions that occurred in 2012 of approximately $0.8 million for U.S. Gulf of Mexico. No gain or loss was recognized for these transactions for the year ended December 31, 2012.

22. Supplemental Information on Oil and Gas Exploration and Production Activities (Unaudited) (Continued)

Costs Incurred in Oil and Gas Activities

The following table reflects total costs incurred, both capitalized and expensed, for oil and gas property acquisition, exploration and development activities.

	U.S. Gulf of Mexico	West Africa	Total
		($ in thousands)	
Year ended December 31, 2012			
Property acquisition			
Unproved	$ 19,961	$ —	$ 19,961
Proved	—	—	—
Exploration			
Capitalized	104,376	168,309	272,685
Expensed	32,874	28,709	61,583
Development	—	—	—
Total Costs Incurred	$157,211	$197,018	$354,229
Year ended December 31, 2011			
Property acquisition			
Unproved	$ —	$337,126	$337,126
Proved	—	—	—
Exploration			
Capitalized	11,213	96,849	108,062
Expensed	10,707	21,532	32,239
Development	—	—	—
Total Costs Incurred	$ 21,920	$455,507	$477,427
Year ended December 31, 2010			
Property acquisition			
Unproved	$ 1,746	$ —	$ 1,746
Proved	—	—	—
Exploration			
Capitalized	34,596	—	34,596
Expensed	15,984	29,046	45,030
Development	—	—	—
Total Costs Incurred	$ 52,326	$ 29,046	$ 81,372

22. Supplemental Information on Oil and Gas Exploration and Production Activities (Unaudited) (Continued)

The following table reflects the total acreage of the Company's existing oil and gas properties:

	Thousands of Acres			
	Developed		Undeveloped	
	Gross	Net	Gross	Net
Acreage at December 31, 2012				
U.S. Gulf of Mexico	—	—	1,409	696
West Africa	—	—	5,653	1,841
Total	—	—	7,062	2,537
Acreage at December 31, 2011				
U.S. Gulf of Mexico	—	—	1,323	644
West Africa	—	—	5,653	1,841
Total	—	—	6,976	2,485

Exhibit Index

Exhibit Number	Description of Document
3.1	Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K filed March 30, 2010 (File No. 001-34579))
3.2	By-laws of the Company (incorporated by reference to Exhibit 3 to the Company's Registration Statement on Form 8-A filed December 11, 2009 (File No. 001-34579))
4.1	Specimen stock certificate (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-1/A filed November 27, 2009 (File No. 333-161734))
4.2	Base Indenture, dated as of December 17, 2012 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed December 17, 2012 (File No. 001-34579))
4.3	First Supplemental Indenture, dated as of December 17, 2012 (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed December 17, 2012 (File No. 001-34579))
4.4	Form of 2.625% Convertible Senior Note due 2019 (incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed December 17, 2012 (File No. 001-34579))
10.1†	Employment Agreement, dated November 12, 2009, among the Company, the Partnership and Joseph H. Bryant (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1/A filed November 27, 2009 (File No. 333-161734))
10.2†	Employment Agreement, dated October 23, 2009, among the Company, the Partnership and James H. Painter (incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-1/A filed November 27, 2009 (File No. 333-161734))
10.3†	Employment Agreement, dated October 23, 2009, among the Company, the Partnership and James W. Farnsworth (incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-1/A filed November 27, 2009 (File No. 333-161734))
10.4†	Severance Agreement, dated October 23, 2009, among the Company, the Partnership and John P. Wilkirson (incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-1/A filed November 27, 2009 (File No. 333-161734))
10.5	Risk Services Agreement relating to Block 9, between CIE Angola Block 9 Ltd., Sonangol, Sonangol Pesquisa e Produção, S.A., Nazaki Oil and Gás and Alper Oil, Lda (incorporated by reference to Exhibit 10.7 to the Company's Annual Report on Form 10-K filed March 30, 2010 (File No. 001-34579))
10.6	Risk Services Agreement relating to Block 21, between CIE Angola Block 21 Ltd., Sonangol, Sonangol Pesquisa e Produção, S.A., Nazaki Oil and Gás and Alper Oil, Lda (incorporated by reference to Exhibit 10.8 to the Company's Annual Report on Form 10-K filed March 30, 2010 (File No. 001-34579))
10.7	Exploration and Production Sharing Contract, dated December 13, 2006, between the Republic of Gabon and Total Gabon, S.A. (incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-1/A filed October 29, 2009 (File No. 333-161734))
10.8	Assignment Agreement, dated November 29, 2007, between CIE Gabon Diaba Ltd. and Total Gabon, S.A. (incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-1/A filed October 29, 2009 (File No. 333-161734))

Exhibit Number	Description of Document
10.9	Simultaneous Exchange Agreement, dated April 6, 2009, between the Partnership and TOTAL E&P USA, INC. (incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on Form S-1/A filed October 9, 2009 (File No. 333-161734))
10.10	Gulf of Mexico Program Management and AMI Agreement, dated April 6, 2009, between the Partnership and TOTAL E&P USA, INC. (incorporated by reference to Exhibit 10.8 to the Company's Registration Statement on Form S-1/A filed October 9, 2009 (File No. 333-161734))
10.11	Offshore Daywork Drilling Contract, dated May 3, 2008, between the Partnership and Ensco Offshore Company (incorporated by reference to Exhibit 10.9 to the Company's Registration Statement on Form S-1/A filed October 29, 2009 (File No. 333-161734))
10.12†	Form of Restricted Stock Award Agreements relating to the Class B interests (incorporated by reference to Exhibit 10.10 to the Company's Registration Statement on Form S-1/A filed October 29, 2009 (File No. 333-161734))
10.13†	Form of Restricted Stock Award Agreements relating to the Class C interests (incorporated by reference to Exhibit 10.11 to the Company's Registration Statement on Form S-1/A filed October 29, 2009 (File No. 333-161734))
10.14†	Form of Restricted Stock Award Agreements relating to the Class D interests (incorporated by reference to Exhibit 10.12 to the Company's Registration Statement on Form S-1/A filed October 29, 2009 (File No. 333-161734))
10.15†*	Amended and Restated Long Term Incentive Plan of the Company
10.16†	Annual Incentive Plan of the Company (incorporated by reference to Exhibit 10.19 to the Company's Annual Report on Form 10-K filed March 30, 2010 (File No. 001-34579))
10.17†	Non-Employee Directors Compensation Plan (incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K filed January 29, 2010 (File No. 001-34579))
10.18†	Non-Employee Directors Deferral Plan (incorporated by reference to Exhibit 99.3 to the Company's Current Report on Form 8-K filed January 29, 2010 (File No. 001-34579))
10.19†	Form of Restricted Stock Unit Award Notification under the Non-Employee Directors Compensation Plan (incorporated by reference to Exhibit 99.4 to the Company's Current Report on Form 8-K filed January 29, 2010 (Filed No. 001-34579))
10.20	Production Sharing Contract, dated December 20, 2011, between CIE Angola Block 20 Ltd., Sociedade Nacional de Combustíveis de Angola—Empresa Pública, Sonangol Pesquisa e Produção, S.A., BP Exploration Angola (Kwanza Benguela) Limited, and China Sonangol International Holding Limited (incorporated by reference to Exhibit 10.20 to the Company's Annual Report on Form 10-K filed February 21, 2012 (File No. 001-34579))
10.21	Form of Director Indemnification Agreements (incorporated by reference to Exhibit 10.19 to the Company's Registration Statement on Form S-1/A filed November 27, 2009 (File No. 333-161734))
10.22†	Form of Non-Qualified Stock Option Award Agreement (incorporated by reference to Exhibit 10.26 to the Company's Annual Report on Form 10-K filed March 1, 2011 (File No. 001-34579)).
10.23†	Form of Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.27 to the Company's Annual Report on Form 10-K filed March 1, 2011 (File No. 001-34579)).

Exhibit Number	Description of Document
10.24†	Separation Agreement between Rodney L. Gray and the Company, dated June 16, 2010, (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed June 21, 2010 (File No. 001-34579)).
10.25	International Daywork Drilling Contract—Offshore, dated November 8, 2010 between CIE Angola Block 21 Ltd. and Z North Sea Ltd. (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed November 12, 2010 (File No. 001-34579)).
10.26	Special Standby Rate and Potential Suspension Agreement dated November 9, 2010 between Cobalt International Energy, L.P. and Ensco Offshore Company (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed November 12, 2010 (File No. 001-34579)).
10.27†	Form of Amendment to Employment Agreements with Joseph H. Bryant, James H. Painter and James W. Farnsworth and Severance Agreements with Samuel H. Gillespie and John P. Wilkirson (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed November 12, 2010 (File No. 001-34579)).
10.28†	Employment Agreement, dated September 6, 2011, between the Company and Van P. Whitfield (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed September 8, 2011 (File No. 001-34579))
10.29	Severance Agreement, dated April 1, 2010, between the Company and Michael D. Drennon (incorporated by reference to Exhibit 10.30 to the Company's Annual Report on Form 10-K filed February 21, 2012 (File No. 001-34579))
10.30	Registration Rights Agreement, dated December 15, 2009, among the Company and the parties that are signatory thereto (incorporated by reference to Exhibit 10.31 to the Company's Annual Report on Form 10-K filed February 21, 2012 (File No. 001-34579))
10.31	Offshore Drilling Contract between CIE Angola Block 21 Ltd. and Universal Energy Resources, Inc., dated July 30, 2012 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed October 30, 2012 (File No. 001-34579))
10.32	Underwriting Agreement dated as of February 23, 2012 (incorporated by reference to Exhibit 1.1 to the Company's Current Report on Form 8-K filed February 24, 2012 (File No. 001-34579))
10.33	Underwriting Agreement dated as of December 11, 2012 (incorporated by reference to Exhibit 1.1 to the Company's Current Report on Form 8-K filed December 17, 2012 (File No. 001-34579))
10.34	Underwriting Agreement dated as of January 15, 2013 (incorporated by reference to Exhibit 1.1 to the Company's Current Report on Form 8-K filed January 18, 2013 (File No. 001-34579))
10.35*	Deferred Compensation Plan of the Company
10.36*	Amended and Restated Stockholders Agreement, dated February 21, 2013, among the Company and the stockholders that are signatory thereto
21.1*	List of Subsidiaries
23.1*	Consent of Ernst & Young LLP
31.1*	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934

Exhibit Number	Description of Document
31.2*	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934
32.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS**	XBRL Instance Document
101.SCH**	XBRL Schema Document
101.CAL**	XBRL Calculation Linkbase Document
101.DEF**	XBRL Definition Linkbase Document
101.LAB**	XBRL Labels Linkbase Document
101.PRE**	XBRL Presentation Linkbase Document

* Filed herewith.

** Furnished herewith.

† Management contract or compensatory plan or arrangement required to be filed as an exhibit to this Form 10-K pursuant to Item 15(b).

(This page has been left blank intentionally.)

(This page has been left blank intentionally.)

(This page has been left blank intentionally.)


Cobalt




Cobalt


Cobalt
International Energy

Cobalt International Energy, Inc.
Cobalt Center
920 Memorial City Way, Suite 100
Houston, TX 77024
Tel: 713-579-9100 Fax: 713-579-9184
www.cobaltintl.com


Cobalt
International Energy

Cobalt International Energy, Inc.
Cobalt Center
920 Memorial City Way, Suite 100
Houston, Texas 77024

March 21, 2013

Dear Stockholder:

You are cordially invited to the 2013 Annual Meeting of Stockholders of Cobalt International Energy, Inc. to be held on April 25, 2013 at 9:00 a.m., Central Time, at the Magnolia Ballroom in the Westin Houston Memorial City Hotel, 945 Gessner Road, Houston, Texas 77024. For those of you who cannot attend the Annual Meeting, we urge that you participate by indicating your choices on the enclosed proxy card and completing and returning it at your earliest convenience or by using the internet voting site or toll-free number listed on the enclosed proxy card to submit your vote.

This booklet includes the notice of the meeting and the proxy statement, which contains information about the Board of Directors and its committees and personal information about the nominees for the Board of Directors. Other matters on which action is expected to be taken during the meeting are also described.

It is important that your shares are represented at the Annual Meeting, as a quorum of the stockholders must be present, either in person or by proxy, in order for the Annual Meeting to take place.

On behalf of the Board of Directors, thank you for your continued support.

Yours truly,

Joseph H. Bryant
Chairman of the Board of Directors and
Chief Executive Officer

SEC
Mail Processing
Section
MAR 26 2013
Washington DC
405


Cobalt
International Energy

Cobalt International Energy, Inc.
Cobalt Center
920 Memorial City Way, Suite 100
Houston, Texas 77024

NOTICE OF 2013 ANNUAL MEETING OF STOCKHOLDERS

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to be held on April 25, 2013

The Proxy Statement and Annual Report to Stockholders are available at http://www.cstproxy.com/cobaltintl/2013

Date: April 25, 2013
Time: 9:00 a.m., Central Time
Place: Westin Houston Memorial City Hotel
The Magnolia Ballroom
945 Gessner Road
Houston, Texas 77024

Items of Business:

1. To elect four Class I directors to serve a three-year term until the 2016 Annual Meeting of Stockholders, and until their respective successors are elected and qualified;
2. To ratify the appointment of Ernst & Young LLP, as our independent auditors for the fiscal year ending December 31, 2013;
3. To approve the Cobalt International Energy, Inc. Long Term Incentive Plan;
4. To provide an advisory vote on executive compensation; and
5. To transact such other business as may properly come before the Annual Meeting.

Record Date: You are entitled to notice of and to vote at the Annual Meeting (or any adjournment or postponement thereof) if you were a stockholder of record and entitled to vote on **March 14, 2013**. In accordance with Delaware law, for 10 days prior to the Annual Meeting, a list of those registered stockholders entitled to vote at the Annual Meeting will be available for inspection in the office of the Secretary, Cobalt International Energy, Inc., Cobalt Center, 920 Memorial City Way, Suite 100, Houston, Texas 77024. The list also will be available at the Annual Meeting.

Proxy Voting: Your vote is important regardless of the size of your holdings. Please either complete, date and sign the enclosed proxy card and return it in the envelope provided for you or otherwise use the internet voting site or the toll-free number listed on the enclosed proxy card to submit your vote.

Meeting Admission: If you plan to attend the Annual Meeting in person, you will need to bring photo identification. If your shares are held in the name of a broker or other nominee, please bring with you a letter (and a legal proxy if you wish to vote your shares) from the broker or nominee confirming your ownership as of the record date and photo identification.

By Order of the Board of Directors:

Jeffrey A. Starzec
Senior Vice President, General Counsel and Secretary

Houston, Texas
March 21, 2013

TABLE OF CONTENTS

COBALT INTERNATIONAL ENERGY, INC.

Cobalt Center
920 Memorial City Way, Suite 100
Houston, Texas 77024

PROXY STATEMENT

April 25, 2013
KEY INFORMATION

We are providing these proxy materials in connection with the solicitation of proxies by the Board of Directors of Cobalt International Energy, Inc. for the 2013 Annual Meeting of Stockholders (the "Annual Meeting"). In this proxy statement, we refer to the Board of Directors as the "Board" and Cobalt International Energy, Inc. as "we," "us," "our company," "Cobalt" or the "Company." This proxy statement is being mailed and made available to stockholders starting on or about March 21, 2013.

Record Date and Voting Securities

The Board fixed the close of business on March 14, 2013 as the record date for the determination of stockholders entitled to notice of and to vote at the Annual Meeting. Our only outstanding voting stock is our common stock, $0.01 par value per share, of which 411,131,667 shares were outstanding as of the close of business on the record date. Each outstanding share of common stock is entitled to one vote.

Voting by Proxy

Whether or not you plan to attend the Annual Meeting, you may submit a proxy to vote your shares by either (i) marking your vote on your proxy card, signing your name exactly as it appears on your proxy card, dating your proxy card and returning it in the envelope provided or (ii) using the internet voting site or the toll-free telephone number listed on the enclosed proxy card (specific directions for using the internet and telephone voting systems are shown on the proxy card). If a bank, broker or other nominee holds your shares, you will receive voting instructions directly from the holder of record.

When using internet or telephone voting, the voting systems will verify that you are a stockholder through the use of a company number for Cobalt International Energy, Inc. and a unique control number for you. ***If you vote by internet or telephone, please do not also mail the enclosed proxy card.***

All shares represented by valid proxies that we receive through whichever method above you use to transmit your instructions, and that are not revoked, will be voted in accordance with your instructions on the proxy. If you properly submit a proxy without giving specific voting instructions, your shares will be voted in accordance with the Board's recommendations as follows:

"FOR" Proposal 1: The election of four Class I directors to serve a three-year term until the 2016 Annual Meeting of Stockholders, and until their respective successors are elected and qualified;

"FOR" Proposal 2: The ratification of the appointment of Ernst & Young LLP, as our independent auditors for the fiscal year ending December 31, 2013;

"**FOR**" Proposal 3: Approval of the Cobalt International Energy, Inc. Long Term Incentive Plan; and

"FOR" Proposal 4: Advisory vote on executive compensation to approve the compensation of our named executive officers as disclosed in this proxy statement.

If other matters properly come before the Annual Meeting, the persons appointed to vote the proxies will vote on such matters in accordance with their best judgment. Such persons also have discretionary authority to vote to adjourn the Annual Meeting, including for the purpose of soliciting proxies to vote in accordance with the Board's recommendations on any of the above items.

Revoking Your Proxy

You may revoke your proxy at any time before it is exercised by:

1. Delivering to our executive offices (Attention: Secretary) a written notice of revocation; or
2. Delivering to our executive offices (Attention: Secretary) a duly executed proxy bearing a later date; or
3. Using the internet voting site or the toll-free telephone number listed on the enclosed proxy card to deliver a duly executed proxy bearing a later date; or
4. Attending the Annual Meeting and voting in person.

Our executive offices are located at the Cobalt Center, 920 Memorial City Way, Suite 100, Houston, Texas 77024. Attendance at the Annual Meeting will not in itself constitute the revocation of your proxy.

Attending the Annual Meeting

All stockholders, including stockholders of record and stockholders who hold their shares through banks, brokers, nominees or any other holders of record, are invited to attend the Annual Meeting. Stockholders of record can vote in person at the Annual Meeting. If you are not a stockholder of record, you must obtain a proxy executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the Annual Meeting. If you plan to attend the Annual Meeting, **please bring photo identification**. If your shares are held in the name of a broker or other nominee, please bring with you a letter (and a legal proxy if you wish to vote your shares) from the broker or nominee confirming your ownership as of the record date, which is March 14, 2013. Failure to bring photo identification and such a letter may delay your ability to attend or prevent you from attending the Annual Meeting.

Quorum and Required Vote

Stockholders representing a majority of our outstanding capital stock entitled to vote must be present or represented by proxy in order to constitute a quorum to conduct business at the Annual Meeting. With respect to the election of directors, our stockholders may vote in favor of all of the nominees, may withhold their vote for all of the nominees, or may withhold their vote as to specific nominees. Under the Delaware General Corporation Law, our certificate of incorporation and our by-laws, the affirmative vote of the majority of the votes cast affirmatively or negatively at the Annual Meeting at which a quorum is present and entitled to vote is required to approve Proposals 2, 3 and 4 and a plurality of the votes of the shares of our capital stock present in person or represented by proxy at the Annual Meeting and entitled to vote is required to approve Proposal 1.

Abstentions may be specified on all proposals and will be counted as present for the purposes of the proposal for which the abstention is noted. A vote withheld for a nominee in the election of directors will have the same effect as a vote against the nominee. For purposes of determining whether any of the other proposals has received the requisite vote, where a stockholder abstains from voting, it will have the same effect as a vote against the proposal.

For the purposes of determining whether a proposal has received the requisite vote of the holders of the capital stock in instances where brokers are prohibited from exercising or choose not to exercise discretionary authority for beneficial owners who have not provided voting instructions (so-called broker non-votes), those shares of capital stock will not be included in the vote totals and, therefore, will have no effect on the vote on any of the proposals.

Costs of Solicitation

We will pay the cost of soliciting proxies for the Annual Meeting. Proxies may be solicited by our regular employees, without additional compensation, in person, or by mail, courier, telephone, email or facsimile. We may also make arrangements with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of stock held of record by such persons. We may reimburse such brokerage houses, custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in connection therewith.

Annual Report

Our 2012 Annual Report on Form 10-K, including consolidated financial statements as of and for the year ended December 31, 2012, is being distributed to all stockholders entitled to vote at the Annual Meeting together with this proxy statement, in satisfaction of the requirements of the Securities and Exchange Commission ("SEC"). Additional copies of the Annual Report are available at no charge upon request. To obtain additional copies of the Annual Report, please contact us at the Cobalt Center, 920 Memorial City Way, Suite 100, Houston, Texas 77024, Attention: Secretary, or at telephone number +1 (713) 452-2322. The Annual Report does not form any part of the materials for the solicitation of proxies. In addition, this proxy statement and our Annual Report to stockholders are available to you at no charge electronically at http://www.cstproxy.com/cobaltintl/2013.

CORPORATE GOVERNANCE

Board of Directors

Board Composition

Our certificate of incorporation and by-laws provide that the Board shall consist of not fewer than five directors, nor more than 15 directors. We currently have 13 directors.

On January 18, 2013, our former financial sponsors (consisting of funds affiliated with First Reserve Corporation, Goldman, Sachs & Co., Riverstone Holdings LLC and The Carlyle Group, and KERN Partners Ltd.) completed an offering of shares of common stock that resulted in them no longer controlling a majority of the voting power of our outstanding common stock (the "January Offering and Loss of Controlled Company Event"). On February 21, 2013, pursuant to the terms of our certificate of incorporation, our Board was divided into three equal classes of directors as a result of this event. Directors are now elected by stockholders for terms of three years and hold office until their successors are elected and qualify. One of the three classes is elected each year to succeed the directors whose terms are expiring. On March 11, 2013, the Board expanded the Board from 12 to 13 directors and elected Mr. William P. Utt to fill the Class III director vacancy thereby created.

As of the date hereof, the Class I directors are Mr. Joseph H. Bryant, Mr. N. John Lancaster, Mr. Jon A. Marshall and Mr. Kenneth A. Pontarelli; the Class II directors are Dr. Jack E. Golden, Mr. Kenneth W. Moore, Dr. Myles W. Scoggins and Mr. Martin H. Young, Jr.; and the Class III directors are Mr. Peter R. Coneway, Mr. Michael G. France, Mr. Scott L. Lebovitz, Mr. D. Jeff van Steenbergen and Mr. William P. Utt. The terms for the Class I, II and III directors end on the date of our 2013, 2014 and 2015 Annual Meeting of Stockholders, respectively.

Board Leadership Structure

The Board recognizes that one of its key responsibilities is to evaluate and determine its optimal leadership structure so as to provide independent oversight of management. The Board understands that the optimal Board leadership structure may vary as circumstances warrant. Consistent with this understanding, non-management directors consider the Board's leadership structure on an annual basis.

The Board has determined that the optimal Board leadership structure for us is served by the role of Chairman of the Board being held by our Chief Executive Officer, Mr. Joseph H. Bryant. Our non-management directors have also determined that it is optimal for the Board to have a "presiding director," whose responsibilities include, among others, calling meetings of the non-management directors, presiding over executive sessions of the non-management directors and, if requested by stockholders, ensuring that he is available, when appropriate, for consultation and direct communication. Currently, Mr. Moore serves as our presiding director.

The Board has determined that this leadership structure is optimal for us because it believes that having one leader serving as both the Chairman and Chief Executive Officer provides decisive, consistent and effective leadership.

Director Independence

As a result of the January Offering and Loss of Controlled Company Event, we no longer qualified as a "controlled company" for purposes of certain exemptions from the New York Stock Exchange ("NYSE") corporate governance standards. Pursuant to the phase-in periods stipulated by the NYSE rules, we are required to have a majority independent Board by January 18, 2014, which is one year after the date we ceased to qualify as a controlled company, as a result of this event.

The Board has determined that Mr. Peter R. Coneway, Mr. Michael G. France, Dr. Jack E. Golden, Mr. N. John Lancaster, Mr. Scott L. Lebovitz, Mr. Jon A. Marshall, Mr. Kenneth W. Moore,

Mr. Kenneth A. Pontarelli, Dr. Myles W. Scoggins, Mr. D. Jeff van Steenbergen, Mr. William P. Utt and Mr. Martin H. Young, Jr. are "independent directors" as defined by the NYSE rules. Accordingly, as of the date hereof we are in compliance with the NYSE's majority independent Board requirement. In addition, the Board has determined that Mr. Martin H. Young, Jr., Dr. Jack E. Golden, Mr. Jon A. Marshall and Dr. Myles W. Scoggins are "independent directors" as defined by Rule 10A-3 of the Securities Exchange Act of 1934, as amended ("Exchange Act"). There are no family relationships among any of our executive officers, directors or nominees for director.

Board's Role in Risk Oversight

Management has implemented an Enterprise Risk Management ("ERM") process to assist in the Board's oversight of our risks. Management, which is responsible for day-to-day risk management, conducts a risk assessment of our business annually. The risk assessment process is global in nature and identifies and assesses our risks, as well as steps to mitigate and manage the risks, which may be financial, operational or strategic in nature.

While risk oversight is a full Board responsibility, primary responsibility for monitoring the ERM process is delegated to the Audit Committee. The results of each risk assessment are reviewed with the Audit Committee. The centerpiece of the assessment is a discussion of our key risks, which includes a review of the potential magnitude and likelihood of each risk and management's initiatives to manage and mitigate each risk. Because overseeing risk is an ongoing process and inherent in our strategic decisions, the Board also discusses risk throughout the year at other meetings in relation to specific proposed actions.

The Board's other standing committees—Compensation and Nominating and Corporate Governance—oversee risks associated with their respective areas of responsibility. For example, the Compensation Committee considers the risks associated with our compensation policies and practices, with respect to both executive compensation and compensation generally. The Board is kept abreast of its committees' risk oversight and other activities via reports of the committee chairmen to the full Board. These reports are presented at Board meetings and include discussions of committee agenda topics, including matters involving risk oversight.

The Board currently considers specific risk topics, including risks associated with our strategic plan, our exploratory and appraisal drilling program, our capital structure and other operational activities. Further, the Board is routinely informed by management of developments that could affect our risk profile or other aspects of our business.

Meetings of the Board of Directors and Committees

The Board held eight meetings during fiscal 2012 and did not take action by unanimous written consent. During fiscal 2012, no director nominated for election at the Annual Meeting attended fewer than 75% of the aggregate total number of meetings of the Board held during fiscal 2012 and of the total number of meetings held by all of the committees of the Board on which he served. The three standing committees of the Board are the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee.

The following table shows the membership and number of meetings held by the Board and each committee during fiscal 2012. The following table does not include Mr. William P. Utt as he was elected to the Board in March 2013, and does not reflect changes made to the composition of committees of the Board made in February 2013.

Director	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee	Board of Directors
Joseph H. Bryant				Chair
Peter R. Coneway			X	X
Michael G. France				X
Jack E. Golden		X		X
N. John Lancaster		Chair		X
Scott L. Lebovitz				X
Jon A. Marshall	X	X		X
Kenneth W. Moore				X
Kenneth A. Pontarelli		X	Chair	X
Myles W. Scoggins	X		X	X
D. Jeff van Steenbergen		X		X
Martin H. Young, Jr.	Chair			X
Fiscal 2012 Meetings	6	7	5	8
Action by Unanimous Written Consent in 2012	0	0	0	0

We expect, but do not require, our directors to attend our annual stockholder meetings.

Stockholders and other interested parties may communicate directly with our independent directors by sending a written communication in an envelope addressed to: Board of Directors (Independent Members), c/o Secretary, Cobalt Center, 920 Memorial City Way, Suite 100, Houston, Texas 77024.

Stockholders and other interested parties may communicate directly with the presiding director by sending a written communication in an envelope addressed to: Presiding Director, c/o Secretary, Cobalt Center, 920 Memorial City Way, Suite 100, Houston, Texas 77024.

Stockholders and other interested parties may communicate directly with the full Board by sending a written communication in an envelope addressed to: Board of Directors, c/o Secretary, Cobalt Center, 920 Memorial City Way, Suite 100, Houston, Texas 77024.

Our Audit Committee has established a process for communicating complaints regarding accounting or auditing matters. In order to submit a complaint, you may call our hotline at (800) 338-9088 or visit the "Corporate Governance" section of our website. Any such complaints received or submitted are automatically forwarded to Mr. Martin H. Young, Jr., an independent director and Chairman of the Audit Committee, to take such action as may be appropriate.

Committees of the Board of Directors

The Board has an Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee, and may have such other committees as the Board shall determine from time to time. As a result of the January Offering and Loss of Controlled Company Event, we no longer qualified as a "controlled company" for purposes of certain exemptions from NYSE corporate governance standards. Pursuant to the phase-in periods stipulated by the NYSE rules, we are required to have at least one independent director on each of our Nominating and Corporate Governance and Compensation Committees as of the date we ceased to qualify as a controlled company, a majority of independent directors on those committees by April 18, 2013, which is 90 days after the date we ceased to qualify as a controlled company, and fully independent Nominating and Corporate Governance and Compensation Committees by January 18, 2014, which is one year after the date we ceased to qualify as a controlled company, as a result of this event. We are also now required to perform an annual performance evaluation of our Nominating and Corporate Governance and Compensation Committees. As of the date hereof, we are in compliance with these additional requirements. Each of the standing committees of the Board has the composition and responsibilities described below.

Audit Committee

The current members of our Audit Committee are Mr. Martin H. Young, Jr., Dr. Jack E. Golden, Mr. Jon A. Marshall and Dr. Myles W. Scoggins, each of whom the Board has determined is financially literate. Mr. Young is the Chairman of this committee and Dr. Golden joined the committee effective February 21, 2013. The Board has determined that Mr. Young and Dr. Scoggins are Audit Committee financial experts and that Mr. Young, Dr. Golden, Mr. Marshall and Dr. Scoggins are "independent directors" as defined by the NYSE rules and Rule 10A-3 of the Exchange Act. Our Audit Committee is authorized to:

- approve and retain the independent auditors to conduct the annual audit of our books and records;
- review the proposed scope and results of the audit;
- review and pre-approve the independent auditors' audit and non-audit services rendered;
- approve the audit fees to be paid;
- review accounting and financial controls with the independent auditors and our financial and accounting staff;
- review and approve transactions between us and our directors, officers and affiliates;
- recognize and prevent prohibited non-audit services;
- establish procedures for complaints received by us, including regarding accounting matters;
- review our policies and practices with respect to risk assessment and risk management;
- oversee our anti-corruption programs;
- oversee our resource and reserve policies;
- approve any off-balance sheet financial activities;
- oversee and manage our fraud risks;
- oversee internal audit functions; and
- prepare the report of the Audit Committee that SEC rules require to be included in this proxy statement.

The Audit Committee's responsibilities are set forth in its charter which was originally approved by the Board on October 22, 2009 and amended most recently on February 21, 2013. This charter is reviewed annually and is available on our website at *www.cobaltintl.com*. The information on our website is not incorporated by reference into this proxy statement. There were six meetings of the Audit Committee during fiscal 2012.

Compensation Committee

The current members of our Compensation Committee are Mr. Jon A. Marshall, Mr. N. John Lancaster, Dr. Jack E. Golden and Mr. D. Jeff van Steenbergen. Mr. Marshall became the Chairman of this committee effective February 21, 2013. The Board has determined that all of the current members of the Compensation Committee are independent as defined by the NYSE rules. Our Compensation Committee is authorized to:

- review and recommend to the Board the compensation arrangements for management, including the compensation for our Chief Executive Officer;
- establish and review general compensation policies with the objective to attract and retain superior talent, to reward individual performance and to achieve our financial goals;
- administer our stock incentive plans;
- evaluate the independence of its advisers;
- periodically review our succession planning; and
- prepare the report of the Compensation Committee that SEC rules require to be included in this proxy statement.

The Compensation Committee's responsibilities are set forth in its charter which was originally approved by the Board on October 22, 2009 and amended most recently on February 21, 2013. This charter is reviewed annually and is available on our website at *www.cobaltintl.com*. The information on our website is not incorporated by reference into this proxy statement. During fiscal 2012, there were seven meetings of the Compensation Committee.

Nominating and Corporate Governance Committee

The current members of our Nominating and Corporate Governance Committee are Mr. Kenneth A. Pontarelli, Mr. Peter R. Coneway, Dr. Myles W. Scoggins and Mr. William P. Utt. Mr. Pontarelli is the Chairman of this committee and Mr. Utt joined the committee effective March 11, 2013. The Board has determined that all of the current members of the Nominating and Corporate Governance Committee are independent as defined by the NYSE rules. Our Nominating and Corporate Governance Committee is authorized to:

- identify and nominate members for election to the Board;
- develop and recommend to the Board a set of corporate governance principles applicable to our company; and
- oversee the evaluation of the Board and management.

The Nominating and Corporate Governance Committee's responsibilities are set forth in its charter which was originally approved by the Board on October 22, 2009 and amended most recently on February 21, 2013. This charter is reviewed annually and is available on our website at *www.cobaltintl.com*. The information on our website is not incorporated by reference into this proxy statement. During fiscal 2012, there were five meetings of the Nominating and Corporate Governance Committee.

Nomination of Directors

The nominees for re-election to the Board at the Annual Meeting were formally nominated by the Nominating and Corporate Governance Committee and such nominations were approved by the full Board. Although the Board will consider nominees recommended by stockholders, the Board has not established any specific procedures for stockholders to follow to recommend potential director nominees for consideration. At this time, neither the Board nor the Nominating and Corporate Governance Committee has established any specific written procedures for identifying and evaluating potential director nominees or established any minimum qualifications or skills for directors, although we generally consider a nominee's diversity, experience, industry knowledge and background. We are considering adopting specific written procedures as a result of the January Offering and Loss of Controlled Company Event.

Compensation Committee Interlocks and Insider Participation

No member of our Compensation Committee has been at any time an employee of Cobalt. None of our executive officers serves as a member of the board or compensation committee of any entity that has one or more executive officers serving as a member of our Board or Compensation Committee.

Code of Business Conduct and Ethics

The Board has adopted a code of business conduct and ethics applicable to our employees, directors and officers, in accordance with applicable U.S. federal securities laws and the corporate governance rules of the NYSE. Any waiver of this code may be made only by the Board. In accordance with applicable U.S. federal securities laws and the corporate governance rules of the NYSE, we will provide any person, without charge and upon request, with a copy of our Code of Business Conduct and Ethics. Requests should be directed to us at the Cobalt Center, 920 Memorial City Way, Suite 100, Houston, Texas 77024, Attention: Secretary. The Code of Business Conduct and Ethics is also available on our website at *www.cobaltintl.com*. The information on our website is not incorporated by reference into this proxy statement. We will disclose any amendments to or waivers of the Code of Business Conduct and Ethics on our website at *www.cobaltintl.com*. Our Audit Committee has established procedures to receive, retain and treat complaints regarding accounting, internal accounting controls or auditing matters, and to allow for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters.

Corporate Governance Guidelines

The Board has adopted corporate governance guidelines in accordance with the corporate governance rules of the NYSE. In accordance with the corporate governance rules of the NYSE, we will provide any person, without charge and upon request, with a copy of our corporate governance guidelines. Requests should be directed to us at the Cobalt Center, 920 Memorial City Way, Suite 100, Houston, Texas 77024, Attention: Secretary. The corporate governance guidelines are also available on our website at *www.cobaltintl.com*. The information on our website is not incorporated by reference into this proxy statement. We will disclose any amendments to the corporate governance guidelines on our website at *www.cobaltintl.com*.

Certain Relationships and Related Transactions

The following is a description of the transactions we have engaged in since January 1, 2012 with our directors and officers and beneficial owners of more than five percent of our voting securities and their affiliates.

An affiliate of Goldman, Sachs & Co., one of our former financial sponsors, acted as an underwriter of our offering of common stock which closed on February 29, 2012 and our offering of 2.625% convertible senior notes due 2019 which closed on December 17, 2012. Goldman, Sachs & Co. received underwriting discounts, commissions and expense reimbursements totaling approximately $14.0 million in connection with the February 2012 offering and underwriting discounts, commissions and expense reimbursements totaling approximately $10.4 million in connection with the December 2012 offering.

On February 21, 2013, we entered into an amended and restated stockholders agreement with our former financial sponsors, which amended and restated a previous stockholders agreement which was entered in connection with our IPO. This amended and restated stockholders agreement removed the rights of our former financial sponsors to designate certain members of the Board and the committees of the Board. The former financial sponsors retain, among other things, certain rights to obtain information from the Company, provided that they agree to keep such information confidential and agree to comply with all applicable securities laws in connection therewith.

On February 20, 2013, we entered into software licensing and consulting services agreements with Quorum Business Solutions, Inc. and Quorum Business Solutions (U.S.A.), Inc. related to certain enterprise resource planning software. Under these agreements, Quorum will license, host, and support this software for us for an initial term of three years. The approximate value of these agreements is $2.2 million. Quorum Business Solutions, Inc., is owned in part by Riverstone Holdings, LLC, one of our former financial sponsors.

We believe that the above transactions were made on terms no less favorable to us than could have been obtained from unaffiliated third parties.

Procedures for Review of Transactions with Related Persons

We have adopted a set of related party transaction policies designed to minimize potential conflicts of interest arising from any dealings we may have with our affiliates and to provide appropriate procedures for the disclosure, approval and resolution of any real or potential conflicts of interest which may exist from time to time. Such policies provide, among other things, that all related party transactions, including any loans between us, our principal stockholders and our affiliates, are approved by our Nominating and Corporate Governance Committee, after considering all relevant facts and circumstances, including, without limitation, the commercial reasonableness of the terms, the benefit and perceived benefit, or lack thereof, to us, opportunity costs of alternative transactions, the materiality and character of the related party's direct or indirect interest, and the actual or apparent conflict of interest of the related party, and after determining that the transaction is in, or not inconsistent with, our and our stockholders' best interests. There were no related party transactions since the beginning of the last fiscal year where the related party transaction policies were not followed.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of March 14, 2013, we had 411,131,667 shares of common stock outstanding, which are our only outstanding voting securities. The following table sets forth certain information with respect to the beneficial ownership of our common stock, on a fully-diluted basis, as of March 14, 2013, for:

- each of our current named executive officers;
- each of our current directors;
- all our current executive officers and directors as a group; and
- each stockholder known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Shares of common stock that may be acquired by an individual or group within 60 days of March 14, 2013, pursuant to the exercise of options or warrants, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

Except as indicated in footnotes to this table, we believe that the stockholders named in this table have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them, based on information provided to us by such stockholders. Unless otherwise indicated, the address for each director and executive officer listed is: the Cobalt Center, 920 Memorial City Way, Suite 100, Houston, Texas 77024.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Directors and Named Executive Officers		
Joseph H. Bryant(1)	4,613,489	1.12%
Van P. Whitfield(2)	1,313,579	*%
John P. Wilkirson(3)	475,206	*%
James H. Painter(4)	1,187,569	*%
James W. Farnsworth(5)	1,689,032	*%
Peter R. Coneway(6)	—	—%
Michael G. France(7)	—	—%
Jack E. Golden(8)	77,758	*%
N. John Lancaster(6)	—	—%
Jon A. Marshall(9)	46,297	*%
Kenneth W. Moore(7)	—	—%
Scott L. Lebovitz(10)	—	—%
Kenneth A. Pontarelli(10)	—	—%
Myles W. Scoggins(11)	42,701	*%
William P. Utt	—	—%
D. Jeff van Steenbergen(12)	—	—%
Martin H. Young, Jr.(13)	68,137	*%
All directors and executive officers as a group (21 individuals)	10,546,283	2.56%
Five Percent Stockholders		
The Carlyle/Riverstone Funds(14)	49,906,206	12.14%
The First Reserve Funds(15)	52,384,345	12.74%
The Goldman Sachs Group, Inc.(16)	49,909,648	12.14%
Wellington Management Company, LLP(17)	42,698,302	10.39%
The KERN Fund(18)	23,039,795	5.60%

* Denotes less than 1% of common stock beneficially owned.

(1) Includes 1,198,678 shares of common stock included in Mr. Bryant's unvested restricted stock awards and 114,504 shares of common stock underlying Mr. Bryant's vested options. Also includes 1,394,452 shares of common stock held indirectly by Mr. Bryant. Excludes up to 5,020 shares underlying restricted stock units, which are scheduled to vest on December 31, 2013, subject to the achievement of performance conditions, and 720,121 shares underlying unvested options. Excludes 263,300 shares of common stock that are held by a charitable foundation that Mr. Bryant controls.

(2) Includes 654,480 shares of common stock held by Veer Eagles Partners Ltd. and 47,362 shares of common stock underlying Mr. Whitfield's vested options. Includes 153,574 and 237,072 shares of common stock included in unvested restricted common stock in the name of Mr. Whitfield and Veer Eagles Partners Ltd., respectively. Excludes up to 2,077 shares underlying restricted stock units, which are scheduled to vest on December 31, 2013, subject to the achievement of performance conditions, and 121,820 shares of common stock underlying unvested options.

(3) Includes 25,763 shares of common stock underlying Mr. Wilkirson's vested options and 94,221 shares of unvested restricted common stock granted to Mr. Wilkirson. Also includes 311,091 shares of common stock held by certain trusts, of which Mr. Wilkirson may be deemed to be the beneficial owner. The preceding number includes 62,544 shares of unvested restricted common stock. Includes 1,000 shares of common stock held by Mr. Wilkirson's children, of which Mr. Wilkirson disclaims beneficial ownership, except to the extent of his pecuniary interest therein,

if any. Excludes up to 1,130 shares of common stock underlying restricted stock units, which are scheduled to vest on December 31, 2013, subject to the achievement of performance conditions, and 69,769 shares of common stock underlying unvested options.

(4) Includes 432,651 shares of common stock included in Mr. Painter's unvested restricted common stock awards and 45,086 shares of common stock underlying Mr. Painter's vested options. Excludes up to 1,977 shares of common stock underlying restricted stock units, which are scheduled to vest on December 31, 2013, subject to the achievement of performance conditions, and 102,410 shares of common stock underlying unvested options.

(5) Includes 428,725 shares of common stock included in Mr. Farnsworth's unvested restricted stock awards and 45,086 shares of common stock underlying Mr. Farnsworth's vested options. Excludes up to 1,977 shares of common stock underlying restricted stock units, which are scheduled to vest on December 31, 2013, subject to the achievement of performance conditions, and 99,584 shares of common stock underlying unvested options.

(6) Peter R. Coneway and N. John Lancaster are managing directors of Riverstone. Each of Mr. Coneway and Mr. Lancaster disclaims beneficial ownership of the shares that relate to and are described in footnote 14 below, except to the extent of their pecuniary interest therein, if any. The address of Mr. Coneway is 1000 Louisiana, Suite 1000, Houston, Texas 77002. The address of Mr. Lancaster is 712 Fifth Avenue, Suite 51, New York, New York 10019.

(7) Michael G. France and Kenneth W. Moore are managing directors of First Reserve Corporation. Each of Mr. France and Mr. Moore disclaims beneficial ownership of the shares that relate to and are described in footnote 15 below, except to the extent of their pecuniary interest therein, if any.

(8) Excludes 7,500 shares of common stock held by the Janet Golden & Jack Golden Trust 1 and 7,500 shares of common stock held by the Janet Golden & Jack Golden Trust 2. Excludes 8,301 shares of common stock issuable upon settlement of the restricted stock unit award granted to Dr. Golden under our Non-Employee Directors Compensation Plan.

(9) Excludes 8,301 shares of common stock issuable upon settlement of the restricted stock unit award granted to Mr. Marshall under our Non-Employee Directors Compensation Plan.

(10) Scott L. Lebovitz and Kenneth A. Pontarelli are managing directors of Goldman, Sachs & Co. Each of Mr. Lebovitz and Mr. Pontarelli disclaims beneficial ownership of the shares that relate to and are described in footnote 16 below, except to the extent of their pecuniary interest therein, if any. The address of Mr. Lebovitz and Mr. Pontarelli is 200 West Street, 28th Floor, New York, New York 10282.

(11) Excludes 8,301 shares of common stock issuable upon settlement of the restricted stock unit award granted to Dr. Scoggins under our Non-Employee Directors Compensation Plan.

(12) Mr. van Steenbergen is a director of KERN Partners and KERN Management III and a director and/or officer of certain subsidiaries and affiliates of the foregoing. Certain affiliates of KERN Partners and KERN Management III may be deemed to beneficially own, in the aggregate 23,039,795 shares of our common stock. Mr. van Steenbergen disclaims beneficial ownership of the shares that relate to and are described in footnote 16 except to the extent of his pecuniary interests therein, if any.

(13) Excludes 8,301 shares of common stock issuable upon settlement of the restricted stock unit award granted to Mr. Young under our Non-Employee Directors Compensation Plan.

(14) Based on a Schedule 13G filed on February 13, 2013 by C/R Energy GP III, LLC ("GP III"), C/R Energy GP II, LLC ("GP II"), C/R Energy III Cobalt Partnership, L.P. ("C/R III Cobalt"), C/R Energy Coinvestment II, L.P. ("C/R Coinvest"), C/R Cobalt Investment Partnership, L.P. ("C/R Cobalt"), Carlyle/Riverstone Energy Partners III, L.P., Carlyle/Riverstone Global Energy and

Power Fund III, L.P. ("C/R Fund III"), Carlyle/Riverstone Energy Partners II, L.P. ("C/R Partners II"), Carlyle Energy Coinvestment III, L.P. ("CEC III") and Riverstone Energy Coinvestment III, L.P. ("REC III"). C/R Fund III, C/R III Cobalt, REC III and CEC III are the record holders of 20,222,488, 8,712,859, 828,383 and 179,993 shares of our common stock, respectively. GP III exercises investment discretion and control over the shares held by each of C/R Fund III and C/R III Cobalt through their mutual general partner, Carlyle/Riverstone Energy Partners III, L.P., of which GP III is the sole general partner. GP III has the power to direct the voting and disposition of the shares held by each of REC III and CEC III. Riverstone Coinvestment III GP, L.L.C. ("Riverstone Coinvestment III") is the general partner of REC III. Riverstone Holdings LLC ("Riverstone Holdings") is the managing member of Riverstone Coinvestment III. Pierre F. Lapeyre, Jr. and David M. Leuschen are the managing members of Riverstone Holdings and, in such capacity, may be deemed to share beneficial ownership of common stock beneficially owned by Riverstone Holdings. Such individuals expressly disclaim any such beneficial ownership. Carlyle Energy Coinvestment III GP, L.L.C. ("CEC III GP") is the general partner of CEC III. Carlyle Energy Coinvestment III GP, L.L.C., a subsidiary of TCG Holdings, L.L.C. ("TCG Holdings"), exercises investment discretion and control over the shares held by CEC III, subject to contractual commitments that CEC III invest and divest side-by-side with the C/R III Cobalt and C/R III Cobalt. C/R Energy GP II, LLC ("GP II") exercises investment discretion and control over the shares held by each of C/R Cobalt and C/R Coinvest through their mutual general partner, Carlyle/Riverstone Energy Partners II, L.P., of which GP II is the sole general partner. C/R Cobalt and C/R Coinvest are the record holders of 18,257,252 and 1,705,231 shares of our common stock, respectively. GP II exercises investment discretion and control over the shares held by each of C/R Cobalt and C/R Coinvest through their mutual general partner, C/R Partners II, of which GP II is the sole general partner. Each of GP III and GP II is managed by an eight person managing board. Pierre F. Lapeyre, Jr., David M. Leuschen, Michael B. Hoffman, N. John Lancaster, Daniel A. D'Aniello, David M. Rubenstein, William E. Conway, Jr. and Edward J. Mathias, as the members of the managing boards of each of GP III and GP II, may be deemed to share beneficial ownership of the shares beneficially owned by GP III and GP II. Such persons disclaim such beneficial ownership. The address of each of the above persons is c/o Riverstone Holdings LLC, 712 Fifth Avenue, 51st Floor, New York, NY 10019, except for TCG Holdings, CEC III GP, and CEC III, whose address is c/o The Carlyle Group, 1001 Pennsylvania Ave. NW, Suite 220 South, Washington, D.C. 20004-2505.

(15) Based on a Schedule 13G filed on February 13, 2013 by William E. Macaulay, First Reserve GP XI, Inc. ("GP XI Inc."), First Reserve GP XI, L.P. ("GP XI"), First Reserve Fund XI, L.P. ("Fund XI") and FR XI Onshore AIV, L.P. ("Onshore AIV"). Fund XI owns 39,262,817 shares of our common stock and Onshore AIV owns 13,121,528 shares of our common stock. GP XI is the general partner of Fund XI and Onshore AIV, and GP XI Inc. is the general partner of GP XI. Mr. Macaulay is a director of GP XI Inc. and has the right to appoint a majority of the board of directors of GP XI Inc. In such capacities, each of Mr. Macaulay, GP XI Inc. and GP XI may be deemed to beneficially own the shares of our common stock held by Fund XI and Onshore AIV. Each of the above persons and entities, other than Fund XI and Onshore AIV, disclaims beneficial ownership of any shares of our common stock. The address of the above persons and entities is c/o First Reserve Management, L.P., One Lafayette Place, Greenwich, Connecticut 06830.

(16) Based on a Schedule 13G filed on February 14, 2013 by The Goldman Sachs Group, Inc. ("GS Group"), Goldman, Sachs & Co. ("Goldman Sachs"), GSCP V Cobalt Holdings, LLC ("Cobalt V Holdings"), GSCP VI Cobalt Holdings, LLC ("Cobalt VI Holdings"), GSCP V Offshore Cobalt Holdings, LLC ("Offshore V Holdings LLC"), GSCP VI Offshore Cobalt Holdings, LLC ("Offshore VI Holdings LLC"), GSCP V GmbH Cobalt Holdings, LLC ("GmbH Holdings V LLC"), GSCP VI GmbH Cobalt Holdings, LLC ("GmbH Holdings VI LLC" and, together with Cobalt V Holdings, Cobalt VI Holdings, Offshore V Holdings LLC, Offshore VI Holdings LLC, Institutional and GmbH Holdings V LLC, the "Goldman LLCs"), GSCP V Offshore Cobalt

Holdings, L.P. ("Offshore V Holdings LP"), GSCP VI Offshore Cobalt Holdings, L.P. ("Offshore VI Holdings LP"), GSCP V GmbH Cobalt Holdings, L.P. ("GmbH Holdings V LP"), GSCP VI GmbH Cobalt Holdings, L.P. ("GmbH Holdings VI LP"), GSCP V GmbH Cobalt Holdings ("GmbH Holdings V"), GSCP VI GmbH Cobalt Holdings ("GmbH Holdings VI"), GS Capital Partners V Fund, L.P. ("GS Capital V"), GS Capital Partners VI Fund, L.P. ("GS Capital VI"), GS Capital Partners V Offshore Fund, L.P. ("GS V Offshore"), GS Capital Partners VI Offshore Fund, L.P. ("GS VI Offshore"), GS Capital Partners V Institutional, L.P. ("GS Institutional"), GS Capital Partners VI Parallel, L.P. ("GS Parallel"), GS Capital Partners V GmbH & Co. KG ("GS V Germany"), GS Capital Partners VI GmbH & Co. KG ("GS VI Germany" and, together with GS Capital V, GS Capital VI, GS V Offshore, GS VI Offshore, GS Institutional, GS Parallel and GS V Germany, the "Limited Partnerships"), GSCP V Advisors, L.L.C. ("GSCP V Advisors"), GSCP VI Advisors, L.L.C. ("GSCP VI Advisors"), GSCP V Offshore Advisors, L.L.C. ("GSCP V Offshore Advisors"), GSCP VI Offshore Advisors, L.L.C. ("GSCP VI Offshore Advisors"), GS Advisors V, L.L.C. ("GS Advisors V"), GS Advisors VI, L.L.C. ("GS Advisors VI"), Goldman, Sachs Management GP GmbH ("GS GmbH" and, together with the foregoing entities, the "GS Reporting Persons"). GS Group and Goldman Sachs may be deemed to beneficially own an aggregate of 49,909,648 shares of our common stock through the Limited Partnerships. Affiliates of Goldman Sachs and GS Group are the general partner, managing limited partner or managing partner of the Limited Partnerships. Goldman Sachs serves as the investment manager of the Limited Partnerships and is a wholly-owned subsidiary of GS Group. Cobalt V Holdings beneficially owns an aggregate of 16,292,865 shares of our common stock which may be deemed to be beneficially owned by its sole member, GS Capital V, and GS Capital V's sole general partner, GSCP V Advisors. Offshore V Holdings LLC beneficially owns an aggregate of 8,416,214 shares of our common stock which may be deemed to be beneficially owned by its sole member, Offshore V Holdings LP, and GS V Offshore, the general partner of Offshore V Holdings LP, and GSCP V Offshore Advisors, the general partner of GS V Offshore. GS Institutional beneficially owns an aggregate of 5,587,046 shares of our common stock which may be deemed to be beneficially owned by GS Advisors V, the general partner of GS Institutional. GmbH Holdings V LLC beneficially owns an aggregate of 645,957 shares of our common stock which may be deemed to be beneficially owned by its sole member, GmbH Holdings V LP, by GmbH Holdings V, the general partner of GmbH Holdings V LP, by GS V Germany, the sole stockholder of GmbH Holdings V, and by GS GmbH, the general partner of GS V Germany. Cobalt VI Holdings beneficially owns an aggregate of 8,853,883 shares of our common stock which may be deemed to be beneficially owned by its sole member, GS Capital VI, and GS Capital VI's sole general partner, GSCP VI Advisors. Offshore VI Holdings LLC beneficially owns an aggregate of 7,364,349 shares of our common stock which may be deemed to be beneficially owned by its sole member, Offshore VI Holdings LP, by GS VI Offshore, the general partner of Offshore VI Holdings LP, and by GSCP VI Offshore Advisors, the general partner of GS VI Offshore. GS Parallel beneficially owns an aggregate of 2,434,667 shares of our common stock which may be deemed to be beneficially owned by GS Advisors VI, the general partner of GS Parallel. GmbH Holdings VI LLC beneficially owns an aggregate of 314,667 shares of our common stock which may be deemed to be beneficially owned by its sole member, GmbH Holdings VI LP, by GmbH Holdings VI, the general partner of GmbH Holdings VI LP, by GS VI Germany, the sole stockholder of GmbH Holdings VI, and by GS GmbH, the general partner of GS VI Germany. Each GS Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interests therein. The address of each of the persons mentioned in this paragraph is 200 West Street, New York, New York 10282.

(17) Based on a Schedule 13G filed with the SEC on February 14, 2013 by Wellington Management Company, LLP ("Wellington"). Such filing indicates that in its capacity as investment adviser, Wellington may be deemed to beneficially own 42,698,302 shares of common stock which are held of record by clients of Wellington. Wellington has shared power to dispose or direct the disposition

of 42,698,302 shares of common stock held by it and has shared power to vote or direct the vote of 24,933,180 shares of common stock held by it. The address of Wellington is 280 Congress Street, Boston, MA 02210.

(18) Based on a Schedule 13G filed on February 13, 2013 by KERN Cobalt Co-Invest Partners AP LP (the "AP Partnership"), Kern Cobalt Group Management Ltd. ("KERN Cobalt Group"), The Board of Trustees of the Leland Stanford Junior University, Caisse de dépôt et placement du Québec ("Caisse"), KERN Energy Partners I LP ("KERN I"), KERN Energy Partners II LP ("KERN II"), KERN Energy Partners III LP ("KERN III") and KERN Cobalt Co-Invest V LP ("KERN V"), each a limited partner of the AP Partnership; KERN Energy Partners I U.S. LP ("KERN I U.S."), KERN Energy Partners II U.S. LP ("KERN II U.S.") and KERN Energy Partners III U.S. LP ("KERN III U.S."), each a limited partner of KERN V; KERN Cobalt Group V LLC ("KERN Group V"), the general partner of KERN V; KERN Energy Partners Management Ltd. ("KERN Management"), the general partner of KERN I and KERN I U.S.; KERN Partners Ltd. ("KERN Partners"), the sole stockholder of KERN Cobalt Group, KERN Management and KERN Energy Partners Management II Ltd. ("KERN Management II") and the sole member of KERN Group V; KERN Management II, the general partner of KERN II and KERN II U.S.; KERN Energy Partners GP III LP ("KERN Energy GP"), the general partner of KERN III and KERN III U.S.; KERN Energy Partners Management III Ltd. ("KERN Management III"), the general partner of KERN Energy GP; and Pentti Karkkainen and D. Jeff van Steenbergen, each a director of KERN Partners (collectively, the "KERN Reporting Persons"). Nothing anything contained in this paragraph shall be construed as an admission that any KERN Reporting Person constitutes a "person" for any purpose other than for compliance with Section 13(d) of the Exchange Act. The KERN Reporting Persons may be deemed to beneficially own 23,039,795 shares of our common stock. Each KERN Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein. The address of The Board of Trustees of the Leland Stanford Junior University is 635 Knight Way, Stanford, CA 94305-7297. The address of Caisse de depot et placement du Quebec is 1000 place Jean-Paul-Riopelle, Montreal, Quebec, Canada H2Z 2B3. The address of each of the other persons mentioned in this paragraph is c/o KERN Partners Ltd., Centennial Place East, 3110-520 3rd Avenue SW, Calgary, Alberta, Canada T2P 0R3.

Pledge of Shares

To our knowledge, as of March 14, 2013, none of our officers or directors have pledged any of the shares that they respectively beneficially own.

PROPOSAL 1
ELECTION OF DIRECTORS

The Board currently consists of 13 directors, and the Board has nominated four Class I directors for election at the Annual Meeting to serve until the 2016 Annual Meeting of Stockholders, and until their respective successors are duly elected and qualified. Our certificate of incorporation authorizes our Board to consist of five to 15 directors, as determined by the Board, and our directors are divided into three classes, with directors elected by stockholders for staggered terms of three years each. Stockholders are not entitled to cumulate votes in the election of directors and may not vote for a greater number of persons than the number of nominees named.

We are soliciting proxies in favor of the re-election of each of the four nominees identified below. We intend that all properly executed proxies will be voted for these four nominees unless otherwise specified. All nominees have consented to serve as directors, if elected. If any nominee is unwilling to serve as a director at the time of the Annual Meeting, the persons who are designated as proxies intend to vote, in their discretion, for such other persons, if any, as may be designated by the Board. The proxies may not vote for a greater number of persons than the number of nominees named. As of the date of this proxy statement, the Board has no reason to believe that any of the persons named below will be unable or unwilling to serve as a nominee or as a director, if elected.

Biographical information concerning the nominees, and the current directors of the Board whose terms will continue after the Annual Meeting, appears below. Ages are correct as of March 14, 2013.

Nominees (Class I Directors With Terms Expiring In 2013)

Joseph H. Bryant, 57, has been our Chief Executive Officer and Chairman of the Board since our inception in November 2005. Mr. Bryant has 35 years of experience in the oil and gas industry. Prior to joining Cobalt, from September 2004 to September 2005, he was President and Chief Operating Officer of Unocal Corporation, an oil and gas exploration and production company. From May 2000 to August 2004, Mr. Bryant was President of BP Exploration (Angola) Limited, from January 1997 to May 2000, Mr. Bryant was President of BP Canada Energy Company (including serving as President of Amoco Canada Petroleum Co. between January 1997 and May 2000, prior to its merger with BP Canada), and from 1993 to 1996, Mr. Bryant served as President of a joint venture between Amoco Orient Petroleum Company and the China National Offshore Oil Corporation focused on developing the offshore Liuhua fields. Prior to 1993, Mr. Bryant held executive leadership positions in Amoco Production Company's business units in The Netherlands and the Gulf of Mexico, serving in many executive capacities and in numerous engineering, financial and operational roles throughout the continental United States. Mr. Bryant served on the board of directors of the Berry Petroleum Company from October 2005 until May 2011. Mr. Bryant currently serves on the board of directors of the American Petroleum Institute. Mr. Bryant holds a B.S. in Mechanical Engineering from the University of Nebraska.

N. John Lancaster, 44, has been a member of the Board since May 2010 and is a member of our Compensation Committee. Mr. Lancaster is currently a Managing Director of Riverstone where he is responsible for managing investments across the energy industry, with a focus on oil services and exploration and production. Prior to joining Riverstone in 2000, Mr. Lancaster was a director with The Beacon Group, LLC, a privately held firm specializing in principal investing and strategic advisory services in the energy and other industries. Prior to joining Beacon, Mr. Lancaster was a Vice President with Credit Suisse First Boston's Natural Resources Group in Houston, Texas. Mr. Lancaster served as a director of Magellan Midstream Partners, L.P. from 2003 until 2007 and currently serves as a director of several private portfolio companies of Riverstone. Mr. Lancaster received his B.B.A. from the University of Texas at Austin and his M.B.A. from Harvard Business School.

Jon A. Marshall, 61, has been a member of the Board since May 2010 and is Chairman of our Compensation Committee and a member of our Audit Committee. Mr. Marshall served as President and Chief Operating Officer of Transocean Inc. from November 2007 until May 2008 and was a member of Transocean's Board of Directors from November 2007 until December 2008. Mr. Marshall served as a director and Chief Executive Officer of GlobalSantaFe Corporation from May 2003 until November 2007, when it merged with a subsidiary of Transocean, and served as the Executive Vice President and Chief Operating Officer of GlobalSantaFe from November 2001 until May 2003. From 1998 to November 2001, Mr. Marshall was employed with Global Marine Inc. where he held the same position. Mr. Marshall currently serves as a director of Noble Corporation. Mr. Marshall received his B.S. degree from the United States Military Academy.

Kenneth A. Pontarelli, 42, has been a member of the Board since our inception in November 2005 and is Chairman of our Nominating and Corporate Governance Committee. Mr. Pontarelli is a Managing Director in the Merchant Banking Division of Goldman, Sachs & Co. Mr. Pontarelli joined Goldman, Sachs & Co. in 1992 and became a managing director in 2004 and a partner in 2006. He is a director of Expro International Group Limited, CCS Corporation, and Energy Future Holdings Corp. Mr. Pontarelli served on the board of directors of CVR Energy, Inc. from October 2007 until May 2010 and on the board of directors of Kinder Morgan, Inc. from May 2007 until August 2012. He holds a B.A. from Syracuse University and an M.B.A. from Harvard Business School.

Continuing Directors (Class II Directors With Terms Expiring In 2014)

Jack E. Golden, 64, has been a member of the Board since January 2010 and is a member of our Compensation and Audit Committees. Dr. Golden has well-rounded expertise and experience in the global oil and gas industry. After earning his Ph.D. in Physics, Dr. Golden joined Shell in 1977, later joining BP p.l.c. ("BP") in 1982. He held numerous executive positions in North America, including President of BP's North American E&P business. For much of his last decade with BP, he served as Group Vice President—Exploration and Production. During this period, he was involved with the development and operation of BP's business in North America, Europe, South America, West Africa and Russia. Dr. Golden retired from BP at the beginning of 2006. He is currently Managing Director of Edgewater Energy LLC, a Texas based oil and gas company, and a director of Atwood Oceanics, Inc., an international offshore drilling company. Additionally, Dr. Golden is President of Four Winds Consulting LLC, which served as advisor to the Board from March 2007 until December 2009.

Kenneth W. Moore, 43, has been a member of the Board since August 2007. Mr. Moore is a Managing Director of First Reserve Corporation, a private equity company which invests exclusively in the energy industry, which he joined in 2004. Prior to joining First Reserve, Mr. Moore spent four years with Morgan Stanley in New York. Mr. Moore served as a director of Chart Industries, Inc. from October 2005 to November 2007 and Dresser-Rand Group Inc. from October 2004 to May 2007. Mr. Moore holds a B.A. from Tufts University and an M.B.A. from the Johnson School of Management at Cornell University.

Myles W. Scoggins, 65, has been a member of the Board since March 2010 and is a member of our Audit and Nominating and Corporate Governance Committees. In June 2006, Dr. Scoggins was appointed President of the Colorado School of Mines, an engineering and applied science research university with strong ties to the oil and gas industry. Dr. Scoggins retired in 2004 after a 34-year career with Mobil Corporation and Exxon Mobil Corporation, where he held senior executive positions in the upstream oil and gas business. From 1999 to 2004 he served as Executive Vice President of Exxon Mobil Production Company. Prior to the merger of Mobil and Exxon in late 1999, he was President, International Exploration & Production and Global Exploration, and an officer and member of the executive committee of Mobil Oil Corporation. He currently also serves as a director of QEP Resources, Inc. and Laredo Petroleum, Inc., and was a director for Venoco, Inc. from June 2007 until October 2012, Trico Marine Services, Inc. from March 2005 until August 2011 and Questar Corporation from February 2005 until June 2010. In addition, he is a member of the National Advisory Council of the United States Department of Energy's National Renewable Energy Laboratory. Dr. Scoggins has a Ph.D. in Petroleum Engineering from The University of Tulsa.

Martin H. Young, Jr., 60, has been a member of the Board since October 2009 and is Chairman of our Audit Committee. Mr. Young has been the Senior Vice President and Chief Financial Officer of Falcon Seaboard Diversified, Inc. ("Falcon") and its predecessor companies, Falcon Seaboard Holdings, L.P. and Falcon Seaboard Resources, Inc., since 1992. Falcon is a private energy company involved in natural gas exploration and production, real estate and private investments. In July 2007, Mr. Young retired as Chairman of the Board (a position he had held for 11 years) and as a member of the Board of the Texas Mutual Insurance Company (a position he had held for 12 years), the largest provider of workers' compensation insurance in the State of Texas. Prior to his employment with Falcon, Mr. Young had 13 years of banking experience, the last ten working for a major California bank as the Vice President/Area Manager for the corporate banking group. Mr. Young currently also serves as Chairman of the board of directors of the Berry Petroleum Company, an independent energy company, a position he has held for eight of the past thirteen years he has served on Berry Petroleum's board. Mr. Young holds a B.B.A. from Duquesne University and an M.B.A. from Southern Illinois University.

Continuing Directors (Class III Directors With Terms Expiring In 2015)

Peter R. Coneway, 68, has been a member of the Board since October 2009 and is a member of our Nominating and Corporate Governance Committee. Mr. Coneway is a Managing Director of Riverstone LLC. Prior to joining Riverstone in March 2009, Mr. Coneway served as United States Ambassador to Switzerland and Liechtenstein from 2006 to 2008. Prior to his ambassadorship, he was a Managing Director at Goldman, Sachs & Co., and Head of the Houston office, which he founded in 1975. Having started at Goldman, Sachs & Co. in 1969, he was named a General Partner in 1978 and established Goldman Sachs' Equities Sales, Trading and Research Division in Tokyo in 1987. Mr. Coneway holds a B.B.A. from the University of Texas and an M.B.A. from Stanford University.

Michael G. France, 35, has been a member of the Board since April 2011. Mr. France serves as a Managing Director of First Reserve Corporation, a private equity company which invests exclusively in the energy industry, which he joined in 2007. Prior to joining First Reserve, Mr. France was a Vice President in the Natural Resources Group, Investment Banking Division, at Lehman Brothers. Prior to Lehman Brothers, he was a Senior Consultant at Deloitte & Touche. Mr. France also serves on the Board of Crestwood Gas Services GP LLC, general partner of Crestwood Midstream Partners LP. Mr. France holds a B.B.A. in Finance from the University of Texas and an M.B.A. from Jones Graduate School of Management at Rice University.

Scott L. Lebovitz, 37, has been a member of the Board since April 2011. Mr. Lebovitz is a managing director in the Merchant Banking Division of Goldman, Sachs & Co. Mr. Lebovitz joined Goldman, Sachs & Co. in 1997 and became a Managing Director in 2007 and a partner in 2012. He is currently a director of EF Energy Holdings, LLC, Energy Future Holdings Corp., EdgeMarc Energy Holdings, LLC, and Associated Asphalt Partners LLC. Mr. Lebovitz served as a director of each of CVR Energy, Inc., and CVR GP, LLC, the general partner of CVR Partners, LP, from October 2007 until May 2011. He received his B.S. in Commerce from the University of Virginia.

William P. Utt, 56, has been a member of the Board since March 2013 and is a member of our Nominating and Corporate Governance Committee. Mr. Utt is currently the Chairman, President and Chief Executive Officer of KBR, Inc. Prior to joining KBR in 2006, Mr. Utt was President and CEO of SUEZ Energy North America and its predecessor companies from 1995 to 2006, with responsibility for the LNG, retail energy, energy marketing and trading, power generation and development businesses. Mr. Utt currently serves on the National Petroleum Council, which provides advice and analysis to the U.S. Secretary of Energy. Mr. Utt holds a B.S. and an M.S. in mechanical engineering from the

University of Virginia and has an M.B.A. from The Colgate Darden Graduate School of Business Administration at the University of Virginia.

D. Jeff van Steenbergen, 57, has been a member of the Board since our inception in November 2005 and is a member of our Compensation Committee. Mr. van Steenbergen is a co-founding and General Partner of KERN Partners Ltd., an energy sector private equity firm based in Calgary. He has been with this firm since 2001 and serves on the boards of six of KERN's international and Canadian portfolio companies. Prior to that, Mr. van Steenbergen was a Managing Director and co-head of North American Oil and Gas with JP Morgan and Co., and before that was a Managing Director with a leading Canadian investment banking firm. He has been active in the North American and international energy sector for close to 35 years and has a broad range of experience as a private equity investor, investment banker, and in operating and operations management roles with Mobil Corporation and with Schlumberger. Mr. van Steenbergen holds a B.A.S.C. in Civil Engineering from Queen's University and an M.B.A. from Dalhousie University, and attended executive programs at Harvard Business School, Stanford University and INSEAD.

2012 Director Compensation

The following table lists the individuals who served as our directors during 2012. Other than Messrs. Golden, Marshall, Scoggins and Young, none of our directors, including our employee directors, earned any compensation for their services as directors during 2012. The following table does not include Mr. William P. Utt as he was elected to the Board in March 2013.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(4)	Total ($)
Joseph H. Bryant	—	—	—
Peter R. Coneway	—	—	—
Michael G. France	—	—	—
Jack E. Golden	100,000	175,000	275,000
N. John Lancaster	—	—	—
Scott L. Lebovitz	—	—	—
Jon A. Marshall	100,000(1)	175,000	275,000
Kenneth W. Moore	—	—	—
Kenneth A. Pontarelli	—	—	—
Myles W. Scoggins	100,000(2)	175,000	275,000
D. Jeff van Steenbergen	—	—	—
Martin H. Young, Jr.	120,000(3)	175,000	295,000

(1) Mr. Marshall elected to receive his entire annual retainer in shares of our common stock.

(2) Dr. Scoggins elected to receive half of his retainer in shares of our common stock on a deferred basis pursuant to the terms of our Non-Employee Directors Deferral Plan.

(3) Mr. Young elected to receive his entire annual retainer in shares of our common stock on a deferred basis pursuant to the terms of our Non-Employee Directors Deferral Plan. In addition to his annual retainer, Mr. Young received $20,000 for serving as Chairman of our Audit Committee, which Mr. Young also elected to receive in shares of our common stock on a deferred basis.

(4) Represents the aggregate grant date fair value of restricted stock unit awards granted in 2012 computed in accordance with FASB ASC Topic 718, excluding forfeiture estimates. See Note 15 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2012 for a discussion of our assumptions in determining the aggregate grant date fair value of these awards. On June 1, 2012, each of Dr. Golden, Mr. Marshall, Dr. Scoggins and Mr. Young was awarded 8,301 restricted stock units with a grant date fair value of $175,000.

In fiscal 2012, individuals serving as non-employee directors who were not equity partners or service providers of any of our former financial sponsors received:

- a $100,000 annual retainer (or a pro-rated portion thereof for the year in which the director is elected or appointed to the Board); and
- an annual award of restricted stock units with a fair market value of $175,000 (or a pro-rated portion thereof for the year in which the director is elected or appointed to the Board) pursuant to our Non-Employee Directors Compensation Plan.

The Chairperson of the Audit Committee receives an additional annual retainer of $20,000. The Chairperson of the Compensation Committee, the Nominating and Corporate Governance Committee and/or any other committee of the Board receives, for his or her service in each such position, an additional annual retainer of $5,000. These additional retainers are available only for such Chairpersons who are non-employee directors and who are not equity partners or service providers of any of our former financial sponsors.

The retainers are payable at the director's election in cash and/or shares of our common stock. Each award of restricted stock units is granted pursuant to a Restricted Stock Unit Award Notification under our Non-Employee Directors Compensation Plan. The award generally is settled one year after grant in shares of our common stock. Payment with respect to the retainers and restricted stock units may be deferred at the director's election pursuant to the terms of our Non-Employee Directors Deferral Plan.

The director compensation program described above was established during 2010 by the Compensation Committee based on a review conducted by Meridian Compensation Partners, LLC ("Meridian"), the Compensation Committee's compensation consultant.

Vote Required

Directors will be elected by a plurality of the votes of the shares of our capital stock present in person or represented by proxy at the Annual Meeting and entitled to vote.

Recommendation

The Board recommends that stockholders vote "FOR" each of the nominees for director. If not otherwise specified, proxies will be voted "FOR" each of the nominees for director.

PROPOSAL 2
RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

The Audit Committee has selected Ernst & Young LLP, an independent registered public accounting firm, as independent auditors to audit our financial statements for the year ending December 31, 2013. Inclusion of this proposal in our proxy statement to ratify the appointment of our independent auditors for the year ending December 31, 2013 is not required, but is being submitted as a matter of good corporate practice.

Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting, will have the opportunity to make a statement if they wish to do so, and will be available to respond to appropriate questions.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Fees Paid to Independent Auditors

The following table presents aggregate fees billed to us for the years ended December 31, 2012 and 2011, for professional services rendered by Ernst & Young LLP, our principal accountant for the audit of our annual financial statements and review of our interim financial statements.

	2012	2011
	($ in thousands)	
Audit Fees	$1,155	$980
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total Fees	$1,155	$980

Audit Fees. Audit fees consisted of fees billed by Ernst & Young LLP for professional services rendered in connection with the audit and quarterly reviews of our consolidated financial statements. For 2012, audit fees included approximately $193,000 related to our February 2012 stock offering and our December 2012 convertible notes offering.

There were no Audit-Related Fees, Tax Fees or Other Fees billed to us for the years ended December 31, 2012 and 2011.

Pre-Approval Policies and Procedures

Our Audit Committee has established procedures for pre-approval of audit and non-audit services as set forth in the Audit Committee charter. The Audit Committee pre-approves all services performed by Ernst & Young LLP and discloses such fees above. The charter is available on our website at *www.cobaltintl.com.* The Audit Committee considers whether the provision of the services disclosed above is compatible with maintaining Ernst & Young LLP's independence.

Vote Required

The affirmative vote of the majority of the votes cast affirmatively or negatively at the Annual Meeting at which a quorum is present and entitled to vote is required to approve Proposal 2.

Recommendation

The Board recommends that stockholders vote "FOR" Proposal 2: The ratification of Appointment of Independent Auditors. If not otherwise specified, proxies will be voted "FOR" Proposal 2.

PROPOSAL 3
APPROVAL OF THE COBALT INTERNATIONAL ENERGY, INC. LONG TERM INCENTIVE PLAN

Overview

Section 162(m) of the Internal Revenue Code (the "Code') generally limits the federal income tax deduction for compensation paid to each of the chief executive officer and the three other most highly compensated executive officers (other than the chief financial officer) of a publicly held corporation to $1 million per fiscal year, with an exception for "qualified performance-based compensation." As a newly public company, we have been eligible for special transition relief under Section 162(m) of the Code. This special transition relief expires effective as of this Annual Meeting.

With the expiration of the special transition relief, our Board of Directors has determined that it would be in the Company's best interests to preserve the flexibility to grant annual cash-denominated incentive awards for 2013 and future years and certain equity-based awards that are structured to comply with the qualified performance-based compensation exception under Section 162(m) of the Code. One of the requirements of the qualified performance-based compensation exception under Section 162(m) of the Code is that the material terms of the performance goals under which compensation may be paid be disclosed to and approved by the Company's stockholders. Accordingly, our stockholders are being asked to approve the Cobalt International Energy, Inc. Long Term Incentive Plan, as amended and restated on February 21, 2013 (the "Long Term Incentive Plan"), including the material terms of the performance goals under the Long Term Incentive Plan.

Stockholders are not being asked to authorize any additional shares.

As of March 14, 2013, there were 7,638,577 shares of our common stock available for issuance under the Long Term Incentive Plan. If our stockholders approve the Long Term Incentive Plan (including the material terms of the performance goals under the Long Term Incentive Plan), then annual cash-denominated incentive awards for 2013 and future years awarded to our chief executive officer and our next three most highly compensated executive officers (other than our chief financial officer), as well as certain equity-based awards granted to these executives, may be structured to comply with the qualified performance-based compensation exception under Section 162(m) of the Code, subject to compliance with the terms of the Long Term Incentive Plan. If our stockholders do not approve the Long Term Incentive Plan, then due to the application of Section 162(m) of the Code, annual cash-denominated incentive awards for 2013 and future years awarded to our chief executive officer and our next three most highly compensated executive officers (other than our chief financial officer), as well as certain equity-based awards granted to these executives, may not be fully tax deductible to the Company.

Summary of the Long Term Incentive Plan

The following is a brief description of the material features of the Long Term Incentive Plan. As discussed below, our Board of Directors amended and restated the Long Term Incentive Plan on February 21, 2013 to include certain provisions required by the qualified performance-based compensation exception under Section 162(m) of the Code and to update the plan. The full text of the Long Term Incentive Plan is set forth in Annex A to this Proxy Statement. The description set forth below is qualified in its entirety by reference to Annex A.

Shares Available

As of March 14, 2013, subject to adjustment as described below, there were 7,638,577 shares of our common stock available for issuance under the Long Term Incentive Plan. If an award (other than a replacement award described below) expires or is canceled or forfeited, then the shares covered by such award will again be available for issuance under the Long Term Incentive Plan. Shares tendered or withheld in payment of an exercise price or for withholding taxes also will again be available for issuance under the plan. Shares underlying replacement awards—*i.e.*, awards granted in assumption of, or in substitution for, an outstanding award previously granted by a company that we acquire or with which we combine—do not count against the number of shares available for grant under the Long Term Incentive Plan.

Forms of Awards

The Long Term Incentive Plan provides for grants of stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards and other stock-based awards. The Long Term Incentive Plan also provides for the grant of replacement awards.

Award Limits

Subject to adjustment as described below, no participant under the Long Term Incentive Plan is eligible to receive in any calendar year stock options and stock appreciation rights that relate to more than 5,370,931 shares, restricted stock and restricted stock unit awards that relate to more than 5,370,931 shares, or performance awards and other stock-based awards that relate to more than 5,370,931 shares.

In addition, our Board of Directors amended the Long Term Incentive Plan on February 21, 2013 to provide that the maximum amount that will be payable to a participant in a calendar year in respect of an annual award denominated in cash or value other than shares that is intended to comply with the qualified performance-based compensation exception under Section 162(m) of the Code will be $20,000,000.

Adjustments

If the Compensation Committee determines that an adjustment is appropriate, it will adjust equitably the terms of any outstanding awards and the number of shares of our common stock issuable under the Long Term Incentive Plan to reflect any change in the shares of our common stock resulting from a dividend or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of our common shares or other securities, issuance of warrants or other rights to purchase our common shares or other securities, issuance of our common shares pursuant to the anti-dilution provisions of our securities, or any other similar corporate transaction or event affecting our shares.

Eligibility

Our employees, consultants, advisors and other service providers, other than our non-employee directors, are eligible to receive awards under the Long Term Incentive Plan. As of December 31, 2012, there were approximately 230 individuals eligible to participate in the Long Term Incentive Plan.

Administration

The Compensation Committee administers the Long Term Incentive Plan and has authority to select individuals to whom awards are granted and determine the types of awards and number of shares covered and the terms and conditions of awards, including the applicable vesting schedule, performance conditions and whether the award will be settled in cash or shares.

Key Terms of Awards

Stock Options. A stock option is a contractual right to purchase shares at a future date at a specified exercise price. The per share exercise price of a stock option (other than a replacement award) is determined by our Compensation Committee but may not be less than the closing price of a share of our common stock on the grant date. Our Compensation Committee determines the date after which each stock option may be exercised and the expiration date of each option. However, no stock option may be exercisable after the expiration of ten years from the grant date. Stock options that are intended to qualify as incentive stock options must meet the requirements of Section 422 of the Internal Revenue Code.

Stock Appreciation Rights. A stock appreciation right is a contractual right to receive, in cash or shares, an amount equal to the appreciation of one share of our common stock from grant date. Any stock appreciation right will be granted subject to the same terms and conditions applicable to stock options, as described above.

Restricted Stock. Restricted stock is an award of shares of our common stock that are subject to restrictions on transfer and a substantial risk of forfeiture.

Restricted Stock Units. Restricted stock units represent a contractual right to receive the value of a share of our common stock at a future date, subject to specified vesting, performance or other restrictions.

Performance Awards. Performance awards, which may be denominated in cash, shares or units, are earned upon the satisfaction of performance conditions specified by the Compensation Committee. Our Compensation Committee has authority to specify that any other award granted under the Long Term Incentive Plan will constitute a performance award by conditioning the grant to a participant or the exercisability or settlement of the award upon the satisfaction of performance conditions.

The performance conditions with respect to awards that are intended to meet the requirements of the "qualified performance-based compensation" exception under Section 162(m) of the Code are limited to captured prospects, licenses or leases acquired, contracts executed, operated prospects matured to drill ready, drilling programs commenced, wells commenced, successful wells, drillable prospects, exploratory and appraisal drilling performance, capabilities and critical path items established, operating or total budget, cash management, liquidity measurements, capital raised, captured net risked resource potential, acquisition cost efficiency, central lease sale position, acquisitions of oil and gas interests, measurements of proved, probable or possible reserves, measurements of resources, finding and development costs, overhead costs, general and administration expense, market price of a share of our common stock, cash flow, reserve value, net asset value, earnings, net income, value or number of asset dispositions, operating income, cash from operations, revenue, margin, EBITDA (earnings before interest, taxes, depreciation and amortization), EBITDAX (earnings before interest, taxes, depreciation, amortization and exploration expense), net capital employed, return on assets, stockholder return, reserve replacement, return on equity, return on capital employed, production, assets, unit volume, sales, market share, safety and environmental performance objectives, accidents, injuries or fatalities, or strategic business criteria consisting of one or more objectives based on meeting specified goals relating to acquisitions or divestitures, each as determined in accordance with generally accepted accounting principles, where applicable, as consistently applied by us. These performance criteria may be measured on an absolute (*e.g.*, plan or budget) or relative basis. Relative performance may be measured against a group of peer companies, a financial market index or other acceptable objective and quantifiable indices.

Our Board of Directors amended the Long Term Incentive Plan on February 21, 2013 to add the following performance criteria set forth in the list above: licenses or leases acquired, contracts executed, operated prospects matured to drill ready, drilling programs commenced, wells commenced, successful wells, exploratory and appraisal drilling performance, cash management total budget, cash management, liquidity measurements, capital raised, measurements of proved, probable or possible reserves, measurements of resources, value or number of asset dispositions, accidents, injuries or fatalities and other safety and environmental performance objectives.

Other Stock-Based Awards. Our Compensation Committee is authorized to grant other stock-based awards, which may be denominated in shares of our common stock or factors that may influence the value of our shares, including convertible or exchangeable debt securities, other rights convertible or exchangeable into shares, purchase rights for shares, awards with value and payment contingent upon our performance or business units or any other factors designated by the Compensation Committee.

Transfer

Unless permitted by the Compensation Committee or specifically provided in an award agreement (other than incentive stock options), a participant may not sell, assign or transfer an award prior to exercise or settlement, other than by will or a beneficiary designation pursuant to the terms of the Long Term Incentive Plan.

Termination of Service and Change in Control

Our Compensation Committee determines the effect of a termination of employment or service on outstanding awards, including whether the awards will vest, become exercisable, be settled or be forfeited. The Compensation Committee may set forth the treatment of an award upon a change in control in the applicable award agreement. In addition, in the case of an award of a stock option or stock appreciation right, except as otherwise provided in the applicable award agreement, upon a change in control (as defined in the Long Term Incentive Plan), a merger or consolidation involving us, or any other event with respect to which the committee deems it appropriate, the Compensation Committee has the discretion to cash out the award for its intrinsic value or replace it with a substitute award that preserves its intrinsic value.

Amendment and Termination

Our Board of Directors may amend, alter, suspend, discontinue or terminate the Long Term Incentive Plan, subject to approval of our shareholders if required by the rules of the stock exchange on which our shares are principally traded. Our Compensation Committee may amend, alter, suspend, discontinue or terminate any outstanding award. However, no such board or committee action that would materially adversely affect the rights of a holder of an outstanding award may be taken without the holder's consent unless such action (i) is made to cause the Long Term Incentive Plan to comply with applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations or (ii) (as provided by our Board of Directors in its amendment and restatement of the Long Term Incentive Plan on February 21, 2013) imposes any "clawback" or recoupment provisions on any awards in accordance with the terms of the Long Term Incentive Plan.

An award agreement may contain additional terms and restrictions, including vesting conditions, not inconsistent with the terms of the Long Term Incentive Plan, as the Compensation Committee may determine.

U.S. Federal Income Tax Consequences of Awards

There will be no U.S. federal income tax consequences to the participant or us upon the grant of an option under the Long Term Incentive Plan. Upon exercise of an option that is not an incentive stock option, a participant generally will recognize ordinary income in an amount equal to (i) the fair market value, on the date of exercise, of the acquired shares; less (ii) the exercise price of the option. We will generally be entitled to a tax deduction in the same amount.

Upon the exercise of an incentive stock option, a participant recognizes no immediate taxable income. Income recognition is deferred until the participant sells the shares. If the option is exercised no later than three months after the termination of the participant's employment, and the participant does not dispose of the shares acquired pursuant to the exercise of the option within two years from the date the option was granted and within one year after the exercise of the option, the gain on the sale will be treated as long-term capital gain. We are not entitled to any tax deduction with respect to the grant or exercise of incentive stock options, except that if the shares are not held for the full term of the holding period outlined above, the gain on the sale of such shares, being the lesser of: (i) the fair market value of the shares on the date of exercise minus the option price or (ii) the amount realized on disposition minus the exercise price, will be taxed to the participant as ordinary income and, we will generally be entitled to a deduction in the same amount. The excess of the fair market value of the shares acquired upon exercise of an incentive stock option over the exercise price therefor constitutes a tax preference item for purposes of computing the "alternative minimum tax" under the Code.

There will be no U.S. federal income tax consequences to either the participant or us upon the grant of a stock appreciation right. However, the participant generally will recognize ordinary income upon the exercise of a stock appreciation right in an amount equal to the aggregate amount of cash and the fair market value of the Shares received upon exercise. We will generally be entitled to a deduction equal to the amount includible in the participant's income.

Unless a participant makes a "Section 83(b) election" under the Code, there will be no U.S. federal income tax consequences to either the participant or us upon the grant of restricted stock until expiration of the restricted period and the satisfaction of any other conditions applicable to the restricted stock. At that time, the participant generally will recognize taxable income equal to the then fair market value for the shares. We will generally be entitled to a corresponding tax deduction.

There generally will be no U.S. federal income tax consequences to the participant or us upon the grant of performance awards (unless the participant makes a "Section 83(b) election" under the Code) or restricted stock units. Participants generally will recognize taxable income at the time when such awards are paid or settled in an amount equal to the aggregate amount of cash and the fair market value of shares acquired. We will generally be entitled to a tax deduction equal to the amount includible in the participant's income.

This summary is limited to the federal tax issues addressed in this summary. It was not intended or written to be used, and cannot be used, for the purpose of avoiding penalties that may be asserted under the Code.

New Plan Benefits

Any awards under the Long Term Incentive Plan will be at the discretion of the Compensation Committee. It is not possible at present to determine the amount or the form of any award that will be granted to any individual during the term of the Long Term Incentive Plan. The table below, however, sets forth the equity-based awards that have been granted under the Long Term Incentive Plan in 2013 as of the date of this Proxy Statement to our Named Executive Officers, our other executive officers and our other employees who are not executives. In addition, the table below sets forth the annual cash-based performance awards that were awarded to these executives and employees in 2013 based on 2012 performance.

2013 Equity-Based Incentive Award Grants Under the Long Term Incentive Plan

Name	Shares of Restricted Stock(#)	Stock Options(#)	Annual Cash-Based Awards for 2012 Performance($)
Joseph H. Bryant *Chairman and Chief Executive Officer*	73,591	401,901	1,125,000
John P. Wilkirson *Chief Financial Officer and EVP*	14,192	25,836	421,453
Van P. Whitfield *Chief Operating Officer*	24,442	44,496	772,200
James H. Painter *EVP, Gulf of Mexico*	18,397	33,491	552,825
James W. Farnsworth *Chief Exploration Officer*	18,397	33,491	487,266
All executive officers as a group	187,495	609,259	4,457,869
All other employees as a group	192,110	349,764	3,721,151

Vote Required

The approval of the Long Term Incentive Plan requires the affirmative vote of a majority of the votes cast at the Annual Meeting in order to be approved.

Recommendation

The Board recommends that stockholders vote "FOR" Proposal 3: Approval of the Cobalt International Energy, Inc. Long Term Incentive Plan. If not otherwise specified, proxies will be voted "FOR" Proposal 3.

PROPOSAL 4
ADVISORY VOTE ON EXECUTIVE COMPENSATION

At the 2011 Annual Meeting of Stockholders a majority of our stockholders voted, on an advisory non-binding basis, to hold an advisory non-binding vote on executive compensation every year. Consistent with this recommendation by our stockholders, the Board has determined that it will include an advisory non-binding stockholder vote on executive compensation in its proxy materials every year until the next vote on the frequency of the stockholder advisory vote on executive compensation.

Accordingly, we are providing our stockholders with the opportunity to cast an advisory vote on the fiscal 2012 compensation of our named executive officers as disclosed in this proxy statement, including the Compensation Discussion and Analysis, the compensation tables and other narrative executive compensation disclosures.

Stockholders are being asked to vote on the following resolution:

"RESOLVED, that the stockholders approve the compensation of the Company's executive officers named in the Summary Compensation Table, as disclosed pursuant to Item 402 of Regulation S-K (which disclosure includes the Compensation Discussion and Analysis, the compensation tables and other narrative executive compensation disclosures)."

Please refer to the section entitled "Executive Compensation" of this proxy statement for a detailed discussion of our executive compensation principles and practices and the fiscal 2012 compensation of our named executive officers. This vote is not intended to address any specific item of compensation, but rather the overall compensation principles and practices and the fiscal 2012 compensation of our named executive officers.

To help ensure that all stockholder views are well understood by the Board, we also encourage stockholders to use any of a number of direct communication mechanisms to effectively raise specific issues or concerns with regard to our executive compensation principles and practices.

Vote Required

Although, as an advisory vote, this proposal is not binding upon us or the Board, the Compensation Committee will carefully consider the stockholder vote on this matter, along with all other expressions of stockholder views it receives on specific policies and desirable actions. The affirmative vote of the majority of the votes cast affirmatively or negatively at the Annual Meeting at which a quorum is present and entitled to vote is required to approve Proposal 4.

Recommendation

The Board recommends that stockholders vote "FOR" Proposal 4: Advisory vote on executive compensation to approve the compensation of our named executive officers as disclosed in this proxy statement. If not otherwise specified, proxies will be voted "FOR" Proposal 4.

Notwithstanding anything to the contrary set forth in any of our filings under the Securities Act of 1933, as amended ("Securities Act"), or the Exchange Act, that might incorporate future filings, including this proxy statement, in whole or in part, the following Audit Committee Report and Compensation Committee Report shall not be deemed to be "Soliciting Material," are not deemed "filed" with the SEC and shall not be incorporated by reference into any filings under the Securities Act or Exchange Act whether made before or after the date of this proxy statement and irrespective of any general incorporation language in such filings.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board consists of four non-employee independent directors, Mr. Martin H. Young, Jr., Dr. Jack E. Golden, Mr. Jon A. Marshall and Dr. Myles W. Scoggins. The Audit Committee is a separately designated standing committee of the Board established in accordance with Section 3(a)(58)(A) of the Exchange Act and operates under a written charter originally approved by the Board on October 22, 2009, which is reviewed annually.

Management is responsible for our system of internal controls and the financial reporting process. The independent accountants are responsible for performing an independent audit of our consolidated financial statements in accordance with auditing standards generally accepted in the United States of America and to issue a report thereon. The Audit Committee is responsible for monitoring (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, and (3) the independence and performance of our auditors.

The Audit Committee has reviewed and discussed with our management and the independent accountants the audited consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2012, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the consolidated financial statements. Management represented to the Audit Committee that our consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America. The Audit Committee discussed with the independent accountants matters required to be discussed by Statement of Auditing Standards No. 114, *The Auditor's Communication With Those Charged With Governance.*

Our independent accountants also provided to the Audit Committee the written disclosure required by applicable requirements of the Public Company Accounting Oversight Board regarding independent accountant's communications with the Audit Committee concerning independence. The Audit Committee discussed with the independent accountants that firm's independence.

Based on the Audit Committee's discussion with management and the independent accountants, and the Audit Committee's review of the representation of management and the report of the independent accountants to the Audit Committee, the Audit Committee recommended that the Board include the audited consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2012 filed with the SEC.

AUDIT COMMITTEE

Martin H. Young, Jr., Chairman
Jack E. Golden
Jon A. Marshall
Myles W. Scoggins

EXECUTIVE COMPENSATION

Compensation Discussion & Analysis

This Compensation Discussion and Analysis describes the objectives and elements of our compensation program in 2012 for Messrs. Bryant, Wilkirson, Whitfield, Painter and Farnsworth, our Chief Executive Officer, our Chief Financial Officer and our three other most highly compensated executive officers, respectively, each of whom is included in the Compensation Tables that follow. We refer to these individuals as our "Named Executive Officers" or "NEOs". This section should be read together with the Compensation Tables, which disclose the compensation awarded to, earned by or paid to, our NEOs in or with respect to 2012, 2011 and 2010.

Overview and Objectives

As we are a relatively young company in the oil and gas exploration and production industry, our operations have to date centered on identifying prospects that may contain oil or gas, acquiring the rights to explore and develop them, commencing drilling, and preparing for our production phase. We have accomplished this with a small team of management individuals with significant industry experience. We have designed our compensation program to attract and retain these highly experienced individuals, who have competing opportunities at more established companies, as well as to motivate and reward these individuals for the successful execution of the company's business plan.

We accomplished these objectives primarily by granting the management team ownership interests in our company, in addition to base salaries and annual cash bonuses. Each executive's compensation package was individually negotiated at the time of his hire and, generally, cash salaries and annual bonuses were established at industry-competitive levels. The ownership interests function as long term incentive compensation, with a substantial return prospect commensurate with the high risk profile of our Company. In conjunction with our IPO at the end of 2009, and our recapitalization from a partnership to a corporation, management's ownership interests were converted into shares of our common stock or awards of restricted stock made under the Cobalt International Energy, Inc. Long Term Incentive Plan, or Incentive Plan. See "—Elements of Compensation—Long Term Incentive (Equity) Compensation."

We expect that, as our company continues to mature and our management and executive ranks expand, our compensation program will become more conventional, and will more closely resemble a market-based compensation program, in which we will compare our programs and compensation levels more generally to other companies in our industry.

Compensation Process

The Compensation Committee is responsible for reviewing and recommending to the Board the compensation of our Chief Executive Officer and our other executive officers. In reviewing and recommending to the Board executive officer compensation, the Compensation Committee (i) identifies corporate goals and objectives relevant to executive officer compensation, (ii) evaluates each executive officer's performance in light of such goals and objectives and (iii) reviews and recommends any long-term incentive components. As part of its review of executive compensation, the Compensation Committee reviews the recommendations of the Chief Executive Officer. In 2012, the Compensation Committee met seven times. The Board then deliberates on the Compensation Committee's recommendations and ultimately sets executive officer compensation.

To assist in this process, the Compensation Committee retained Meridian in 2010, 2011 and 2012 to review the company's compensation program, including the design of the program, each element of compensation under the program and the total target compensation for each executive and key employee. Meridian is an independent compensation consulting firm and does not provide any other services outside of matters pertaining to executive and director compensation and corporate governance. Meridian reports directly to the Compensation Committee, which is the sole party responsible for determining the scope of services performed by Meridian, and the directions given to Meridian regarding the performance of such services. In connection with its retention, Meridian has provided the Compensation Committee with information necessary for an evaluation of its independence, as set forth in Section 10C-1 of the Securities Exchange Act of 1934, as amended, to determine whether a potential conflict of interest might arise in connection with advising the Compensation Committee. After reviewing the information, the Compensation Committee concluded that Meridian's advice is objective and no conflict exists.

Although the Compensation Committee reviewed executive compensation practices at a variety of oil and gas companies, the Compensation Committee, with the advice of Meridian in 2011, concluded that we do not have a single group of comparator or peer firms for purposes of traditional benchmarking and percentile targeting. Rather than look to a single peer or comparator group, our compensation practice throughout our organization is to review compensation on a position-by-position basis and determine the particular skill set required to be successful at Cobalt for the particular position in question. The skill set necessarily varies among positions but may include:

- executive management experience at oil and gas enterprises;
- deepwater experience and technical expertise;
- international experience including managing multiple geographic locations;
- experience growing and maturing a company through its lifecycle;
- relevant financial and commercial experience; and
- relevant compliance and legal experience.

For each of our NEOs, the required skill set is multifaceted and varied and cannot be found at one particular type of company. As a result, for our NEOs, we generally qualitatively review the compensation practices at a variety of companies, including large oil and gas companies with relevant assets, Angolan pre-salt operators, significant deepwater leaseholders in the U.S. Gulf of Mexico, other oil and gas companies, companies with similar market capitalization, companies with similar financial and capital structures and companies that are in a similar stage of maturation. Given the variety of companies we review in this process, our assessment is necessarily qualitative and subjective, and the ultimate compensation package for each of our NEOs is significantly based on our judgment. It is not based on traditional benchmarking and percentile targeting against a stated peer group.

Elements of Compensation

Since our inception, our compensation program has consisted of base salaries, annual cash bonuses and long-term incentive compensation. We expect that these elements will remain the elements of our compensation program going forward, although the relative proportions of each element, and the specific plan and award designs, will continue to evolve as we become a more established enterprise.

Base Salary. Base salary is the fixed component of our compensation program, which provides stable income for our management team. In February 2012, the Compensation Committee and the Board approved annual base salaries for our NEOs as follows: Mr. Bryant ($1,000,000), Mr. Whitfield ($686,400), Mr. Wilkirson ($499,500), Mr. Painter ($655,200) and Mr. Farnsworth ($577,500). All of our NEOs received market-based 4% raises from their respective 2011 base salaries, except for Mr. Bryant, whose base salary did not change. Mr. Wilkirson received an additional 7% raise from his 2011 base salary and Mr. Farnsworth received an additional 6% raise from his 2011 base salary, each due to market-based factors specific to their positions.

In February 2013, the Compensation Committee and the Board approved annual base salaries for our NEOs as follows: Mr. Bryant ($1,000,000), Mr. Whitfield ($775,000), Mr. Wilkirson ($540,000), Mr. Painter ($700,000) and Mr. Farnsworth ($700,000). In recognition of Mr. Bryant's continued strong leadership and market-based factors, the Compensation Committee recommended a salary increase for Mr. Bryant for 2013. Mr. Bryant, however, requested that his base salary remain the same. In light of Mr. Bryant's request, the Board did not increase Mr. Bryant's salary, which has remained unchanged since the beginning of 2009. Mr. Whitfield's increase in base salary was a result of market-based factors specific to his position and in recognition of the health, safety, security and environmental (HSSE) and operational performance of our operating organization as well as the expansion of our operational capabilities and critical manpower during 2012. Mr. Wilkirson's increase in base salary was a result of market-based factors specific to his position and in recognition of the successful capital markets transactions that occurred during 2012. Mr. Painter's increase in base salary was a result of market-based factors specific to his position and in recognition of the successful appraisal operations at Heidelberg, significant pre-development work at Heidelberg and the discovery at North Platte. Mr. Farnsworth's increase in base salary was a result of market-based factors specific to his position and in recognition of significant exploration success in both West Africa (Cameia) and the U.S. Gulf of Mexico (North Platte).

Annual Bonus. Our annual incentive plan focuses key executives on achievement of the near-term objectives of our current business plan. Each year, our Compensation Committee, in consultation with our Chief Executive Officer and Meridian establishes key performance indicators for that year. The performance indicators are derived from our strategic and business growth plan. The table below sets forth our 2012 key performance indicators, including corresponding milestones and their respective weightings for each indicator established by our Compensation Committee in consultation with our

Chief Executive Officer and Meridian, as well as the Compensation Committee and the Board approved 2012 results and payments.

Performance Indicator	Target Milestone	Stretch Milestone	Target Weighting	Stretch Weighting	Approved Results	Approved Payout
Health, Safety, Security and Environment (HSSE)	Comparable to industry safety and environmental performance without any significant HSSE event*	Superior to industry safety and environmental performance without any significant HSSE event*	25%*	31.25%	Stretch(1)	31.25%
Operational Performance	Exploratory and appraisal drilling performance and other operational performance (e.g., work on development plans, management of partners) meets the expectations set forth by the Board	Exploratory and appraisal drilling performance and other operational performance (e.g., work on development plans, management of partners) exceeds the expectations set forth by the Board	50%	62.5%	Target(2)	50%
Cash Management	Cash management activities (e.g., control of expenditures against the budget as approved by the Board, providing adequate liquidity) meets the expectations set forth by the Board	Cash management activities (e.g., control of expenditures against the budget as approved by the Board, providing adequate liquidity) exceeds the expectations set forth by the Board	25%	31.25%	Stretch(3)	31.25%
Total	—	—	**100%**	**125%**	—	112.5%

* If there is a significant HSSE event, including loss of life, significant discharge or loss of well control, HSSE will be weighted 75% with the remaining 25% being apportioned pro-rata among the remaining key performance indicators.

(1) The Compensation Committee and the Board determined that Cobalt's HSSE performance was superior to industry standards and, therefore, the stretch milestone was achieved. In making this determination, the Compensation Committee and the Board noted that the Company had no lost time incidents during 2012, had no significant security or environmental issues during 2012, successfully conducted an internal audit of the company's HSSE management system and successfully moved headquarters in both Houston and Luanda without incident and while maintaining full emergency response capabilities.

(2) The Compensation Committee and the Board determined that Cobalt's operational performance met the expectations set forth by the Board and, therefore, the target milestone was achieved. In making this determination, the Compensation Committee and the Board noted that the Company had successful well results at Heidelberg #3, Camiea #1 and #2 and North Platte but noted the unsuccessful well result at Ligurian #2. The Compensation Committee and the Board also considered the significant progress that had been made by the Company with respect to development plans and the potential sanctioning of the Heidelberg and Cameia projects.

(3) The Compensation Committee and the Board determined that Cobalt's cash management performance exceeded the expectations set forth by the Board and, therefore, the stretch milestone was achieved. In making this determination, the Compensation Committee and the Board noted the completion of two successful capital markets transactions that resulted in net proceeds to the company of approximately $1.9 billion, which provided the company with $2.7 billion of liquidity at year end. The Compensation Committee and the Board also considered the aggregate 2012 expenditures of $620 million and operating in a challenging cost environment in 2012 with significant non-productive time having been incurred in West Africa with respect to the Ocean Confidence drilling rig.

Each of Messrs. Bryant and Whitfield was eligible for a 2012 target bonus amount equal to 100% of his 2012 base salary. Each of the remaining NEOs was eligible for a 2012 target bonus amount equal to 75% of his 2012 base salary. As shown above, the Compensation Committee and the Board, in consultation with Meridian and our Chief Executive Officer, determined that for 2012 the key performance indicators were achieved at levels that allowed for an approved payout of 112.5% of each NEO's respective target bonus amount. In February 2013, the Compensation Committee and the Board approved (i) an additional 87.5% payout of Mr. Bryant's target bonus amount in recognition of the performance of our common stock in 2012, his organizational leadership and the successful capital markets transactions that occurred during 2012, (ii) an additional 37.5% payout of Mr. Whitfield's target bonus amount in recognition of HSSE and operational performance of our operating organization as well as the expansion of our operational capabilities and critical manpower during 2013, (iii) an additional 12.5% payout of Mr. Wilkirson's target bonus in recognition of the successful capital markets transactions that occurred during 2012, (iv) an additional 22.5% payout of Mr. Painter's target bonus in recognition of successful appraisal operations at Heidelberg, significant pre-development work at Heidelberg and the discovery at North Platte and (v) an additional 47.5% payout of Mr. Farnsworth's target bonus in recognition of exploration success in both West Africa (Cameia) and the U.S. Gulf of Mexico (North Platte).

Annual cash bonuses with respect to the 2012 fiscal year under the annual incentive plan were calculated in late February and paid in early March 2012.

Long Term Incentive (Equity) Compensation. Prior to the IPO, significant equity awards were granted to each NEO to align their incentives with the interests of our stockholders. These awards were converted into shares of common stock in connection with the IPO. Since the IPO, we have started to make annual market-based grants of equity to each NEO similar to the practices of established public companies. Our NEOs and other key executives are heavily invested in our common stock, which we believe aligns their interests with those of our stockholders.

Our first annual grant of equity as a public company occurred in December 2010 and it consisted of stock options, restricted stock and restricted stock units. During the fall of 2011, the Compensation Committee determined that the annual grants of equity would occur during the first quarter of each year rather than the prior December and, therefore, no annual grants of equity were made to our NEOs during 2011. In February 2012, the Compensation Committee and the Board made an annual grant of equity consisting of stock options and restricted stock. The aggregate grant date fair value of these grants are reported in the 2012 Summary Compensation Table included in this proxy statement. In addition, in February 2012, the Compensation Committee and the Board approved certain non-material amendments to the award agreements for the December 2010 equity awards. These amendments did not involve the amount or pricing of the awards. For a description of these amendments, see "Potential Payments Upon Termination or Change in Control." In addition, in February 2013, the Compensation Committee and the Board made an annual grant of equity consisting of stock options and restricted stock. Pursuant to SEC rules, the grant date fair value of these grants will be reported in the Compensation Tables of the proxy statement for our 2014 Annual Meeting of Stockholders.

Deferred Compensation. In November of 2012, the Compensation Committee adopted the Cobalt International Energy, Inc. Deferred Compensation Plan (the "Deferred Compensation Plan") under the Cobalt International Energy, Inc. Long Term Incentive Plan. The Company's prior deferred compensation plan expired in accordance with its terms when all outstanding amounts under that plan were distributed to the plan participants on January 15, 2012 (see the "2012 Nonqualified Deferred Compensation Table" included in this proxy statement). Our NEOs along with other key management or highly compensated employees selected by the Compensation Committee are eligible to participate in the new deferred compensation plan. The deferred compensation plan permits eligible participants to defer receipt all or a portion of the participant's base salary for a plan year and/or all or a portion of a participant's annual bonus with respect to a plan year. Any and all deferrals under the deferred compensation plan will be notionally invested and will settle in shares of the Company's common stock. In 2012, none of our NEOs elected to participate in the plan.

Other Benefits. We offer all of our employees a 401(k) savings plan and group health and life insurance. Our NEOs participate in these programs on the same basis as all employees. We do not offer other welfare or fringe benefits or perquisites to our NEOs. Effective January 1, 2012, the Compensation Committee and the Board instituted a 100% match of the first 6% of eligible compensation deferred by participants under our 401(k) plan.

Stock Ownership Guidelines. Effective October 25, 2011, the Compensation Committee adopted stock ownership guidelines applicable to our Chief Executive Officer, our other executive officers and our non-employee directors. These guidelines require that at the end of each fiscal year the value of shares of our common stock retained by the Chief Executive Officer, our other executive officers and our non-employee directors be six times, three times and five times, respectively, the multiple of such person's respective base salary or annual retainer. Our Chief Executive Officer, other executive officers and non-employee directors are expected to be in compliance with these guidelines by October 25, 2013.

Consideration of 2012 Say-On-Pay Stockholders Vote. At our 2012 Annual Meeting of Stockholders, over 95% of votes were cast, on an advisory basis, in favor of the "say-on-pay" vote on executive compensation. As such, the Compensation Committee has concluded that a large majority of our stockholders is satisfied with our existing compensation program. Based on this result and our ongoing review of our compensation policies and decisions, we believe that our existing executive compensation program effectively aligns the interests of our named executive officers with the long term goals of Cobalt.

Our Compensation Policies and Practices and Risk Management. Our management team has reviewed our compensation policies and practices for all of our employees with our Compensation Committee. The Compensation Committee has determined, based on this review, that our compensation policies and practices are not reasonably likely to have a material adverse effect on our company.

Tax and Accounting Considerations. Section 162(m) of the Internal Revenue Code generally limits the federal income tax deduction for compensation paid to each of the chief executive officer and the three other most highly compensated executive officers (other than the chief financial officer) of a publicly held corporation to $1 million per fiscal year, with an exception for "qualified performance-based compensation". As a newly public company, we have been eligible for special transition relief under Section 162(m) of the Internal Revenue Code. This special transition relief expires effective as of this Annual Meeting of Stockholders. Going forward, we will generally seek to maximize the tax deductibility of compensation payments to our executive officers. We may, however, authorize payments to executive officers that may not be fully tax deductible, and we reserve the flexibility to do so.

We also structure compensation in a manner intended to avoid the incurrence of any additional tax, interest or penalties under Section 409A of the Internal Revenue Code. We make no representations or warranty, however, that recipients of any payments, compensation or other benefits will not incur additional tax, interest or penalties under Section 409A of the Internal Revenue Code.

We account for stock-based compensation in accordance with the requirements of FASB Accounting Standards Codification ("ASC") Topic 718.

Compensation Committee Report

The Compensation Committee has discussed and reviewed the Compensation Discussion and Analysis with management. Based upon this review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

COMPENSATION COMMITTEE

Jon A. Marshall, Chairman
Jack E. Golden
N. John Lancaster
Kenneth A. Pontarelli
D. Jeff van Steenbergen

2012 Summary Compensation Table

The following table summarizes the compensation of our NEOs for 2012. Our NEOs are our Chief Executive Officer, our Chief Financial Officer and our three other most highly compensated executive officers as determined by their total compensation for 2012 set forth in the table below.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)(5)	Total ($)
Joseph H. Bryant	2012	1,000,000	875,000	3,499,997	3,649,590	1,125,000	28,523	10,178,110
Chairman & Chief	2011	1,000,000	900,000	—	—	1,100,000	21,017	3,021,017
Executive Officer	2010	1,000,000	200,000	196,203	1,552,587	500,000	—	3,448,790
John P. Wilkirson	2012	499,500	46,828	312,168	325,516	421,453	33,364	1,638,829
EVP and Chief Financial	2011	450,000	50,625	—	—	371,250	22,568	894,443
Officer	2010	436,250	87,250	457,812	349,328	218,125	—	1,548,765
Van P. Whitfield	2012	686,400	257,400	514,779	536,787	772,200	17,282	2,784,848
Chief Operating Officer	2011	587,667	235,067	741,500	—	646,434	2,322	2,212,990
	2010	551,500	110,300	108,203	642,188	275,750	—	1,687,941
James H. Painter	2012	655,200	110,565	409,493	426,986	552,825	25,461	2,180,530
EVP, Gulf of Mexico	2011	630,000	70,875	—	—	519,750	11,018	1,231,643
	2010	630,000	126,000	123,627	611,327	315,000	—	1,805,954
James W. Farnsworth	2012	577,500	205,734	360,937	376,358	552,825	17,013	2,090,367
Chief Exploration Officer	2011	525,000	118,125	—	—	433,125	2,114	1,078,364
	2010	525,000	105,000	145,229	611,327	262,500	—	1,649,056

(1) The amounts reported are the salaries that each NEO received for the entire year.

(2) With respect to 2011 compensation shown in the table above based on exceptional performance, each of our NEOs received a supplemental cash bonus for 2011 in an amount equal to at least 15% of his target bonus. In addition, with respect to 2012 compensation shown in the table above, each of our NEOs received a supplemental cash bonus for 2012. For additional information on these bonuses, see "Compensation Discussion and Analysis—Annual Bonus."

(3) Represents the aggregate grant date fair value of equity awards granted in the relevant fiscal year computed in accordance with FASB ASC Topic 718, excluding forfeiture estimates. See Note 15 to our consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2012 for a discussion of our assumptions in determining the grant date fair value of these awards.

(4) The amounts reported for 2012 are the annual bonuses that the NEOs received in March 2013 for performance during 2012 pursuant to our annual incentive plan, based upon achievement of the applicable key performance indicators. For additional information on these bonuses, see "Compensation Discussion and Analysis—Annual Bonus."

(5) The following items are reported in the "All Other Compensation" column:

Name	Health Benefits($)	401(k) Match	Total($)
Joseph H. Bryant	$13,523	$15,000	$ 28,523
John P. Wilkirson	18,364	15,000	33,364
Van P. Whitfield	2,282	15,000	17,282
James H. Painter	10,461	15,000	25,461
James W. Farnsworth	2,013	15,000	17,013

2012 Grants of Plan-Based Awards

The following table sets forth information regarding the non-equity and equity incentive plan awards granted to our NEOs in 2012.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1) Target ($)	Maximum ($)	All Other Stock Awards: Number of Shares of Stock or Units (#)(2)	All Other Option Awards: Number of Securities Underlying Options (#)(3)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
Joseph H. Bryant		1,000,000	1,250,000				
	2/24/12			114,754			$3,499,997
	2/24/12				203,717	30.50	3,649,590
John P. Wilkirson		374,625	468,281				
	2/24/12			10,235			312,168
	2/24/12				18,170	30.50	325,516
Van P. Whitfield		686,400	858,000				
	2/24/12			16,878			514,779
	2/24/12				29,963	30.50	536,787
James H. Painter		491,400	614,250				
	2/24/12			13,426			409,493
	2/24/12				23,834	30.50	426,986
James W. Farnsworth		433,125	541,406				
	2/24/12			11,834			360,937
	2/24/12				21,008	30.50	376,358

(1) For additional information on the actual earned amounts, see "Compensation Discussion and Analysis—Elements of Compensation—Annual Bonus" and the "Non-Equity Incentive Plan Compensation" column of the 2012 Summary Compensation Table.

(2) Represents the number of restricted shares granted to each NEO on February 24, 2012. This award will vest on December 31, 2014.

(3) Represents the number of stock options granted to each NEO on February 24, 2012. This award will vest on December 31, 2014.

Employment and Severance Agreements

In connection with our IPO in December 2009, we entered into an employment agreement with each of Messrs. Bryant, Painter and Farnsworth and a severance agreement with each of Messrs. Wilkirson and Whitfield. In September 2011, in connection with Mr. Whitfield's promotion to Chief Operating Officer, we entered into an employment agreement with him that supersedes his severance agreement. The following is a summary of certain of the material terms of these agreements. For a summary of the provisions in these agreements that relate to specified terminations of employment or a change in control, see "Potential Payments Upon Termination or Change in Control".

Terms. The agreements with Messrs. Bryant, Painter, Farnsworth and Wilkirson have five-year terms, which correspond with the length of the share transfer restrictions applicable to Messrs. Bryant, Painter, Farnsworth and Wilkirson that are described below. The term of Mr. Whitfield's agreement is scheduled to expire on January 1, 2014, subject to annual one-year extensions if both parties agree.

Base Salary, Annual Bonus and Benefits. The employment agreements with each of Messrs. Bryant, Painter, Farnsworth and Whitfield specify the terms of his base salary, annual bonus opportunity and entitlement to benefits, expense reimbursement, paid vacation and sick leave; the severance agreement with Mr. Wilkirson does not specify such terms. Each employment agreement provides for a base salary that may be increased (but not decreased) at the discretion of the Board; for our NEOs' base salaries in 2012, see the "Salary" column of the 2012 Summary Compensation Table. Each employment agreement provides that the executive is eligible to receive an annual bonus, based on the attainment of performance criteria determined by the Board, in a target annual amount equal to 100% of his base salary. In December 2010, each of Messrs. Painter and Farnsworth agreed to reduce his target bonus amount to 75% in return for annual grants of equity.

Equity Grants. The employment and severance agreements with each of Messrs. Bryant, Painter, Wilkirson and Whitfield provided for the grant to each of them, immediately prior to the closing of our IPO, of Class C and/or Class D units. These units, which were converted in connection with our IPO into restricted shares of our common stock granted under the Incentive Plan and individual award agreements, were granted in exchange for each NEO's agreement to be bound by the share transfer restrictions described below. For additional information regarding these equity grants, see the narrative following the "Potential Payments Upon Termination or a Change-in-Control" table.

Transfer Restrictions. Each employment and severance agreement contains restrictions on the NEO's ability to transfer the shares of our common stock that he received in connection with our corporate reorganization in respect of his Class A and Class B units. These transfer restrictions operate independently from the transfer restrictions contained in the restricted stock award agreements that govern the terms of the shares of our common stock that Mr. Wilkirson received in respect of his Class B units. The number of shares that are subject to the transfer restrictions in the employment and severance agreements are determined by a formula based on the class of partnership interest from which the shares were converted in connection with our corporate reorganization and the proportions of sales of our common stock transacted by our controlling stockholders following the closing of our IPO. The formula ensures that a substantial portion of our NEOs' shareholdings cannot be sold for five years (or, in the case of Mr. Whitfield, two-and-a-half years) following the closing of our IPO. The restricted period will end early in the event of:

- termination of the NEO's employment other than by us for "cause" (see definition in the narrative following the table in the "Potential Payments Upon Termination or Change-in-Control" section);
- the sale by our controlling stockholders of a number of shares of our common stock equal to the number of shares that they held immediately after the closing of our IPO; or
- a "change-in-control" (see definition in the narrative following the table in the "Potential Payments Upon Termination or Change-in-Control" section), subject to specified exceptions described in footnote 4 to the table in the "Potential Payments Upon Termination or Change-in-Control" section.

Pursuant to the terms of Mr. Whitfield's employment agreement, the transfer restrictions applicable to Mr. Whitfield expired on June 21, 2012.

Outstanding Equity Awards at 2012 Fiscal Year-End

The following table sets forth information regarding the exercisable and unexercisable stock options and the unvested restricted stock and restricted stock units held by our NEOs as of December 31, 2012.

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#)(1) Exercisable	Number of Securities Underlying Unexercised Options (#)(1) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(4)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(3)
Joseph H. Bryant	114,504	114,503	12.45	12/3/2020				
		203,717	30.50	12/24/2022				
					577,334	14,179,323	572,853	14,069,270
John P. Wilkirson	25,763	25,763	12.45	12/3/2020				
		18,170	30.50	12/24/2022				
					63,364	1,556,220	84,857	2,084,088
Van P. Whitfield	47,362	47,362	12.45	12/3/2020				
		29,963	30.50	12/24/2022				
					303,950	7,465,012	72,636	1,783,940
James H. Painter	45,086	45,085	12.45	12/3/2020				
		23,834	30.50	12/24/2022				
					163,765	4,022,068	260,373	6,394,761
James W. Farnsworth	45,086	45,085	12.45	12/3/2020				
		21,008	30.50	12/24/2022				
					162,173	3,982,969	258,039	6,337,438

(1) In December 2010, Messrs. Bryant, Wilkirson, Farnsworth, Painter and Whitfield received 229,007, 51,526, 90,171, 90,171 and 94,723 stock options, respectively. These stock options vested 25% on each of December 31, 2011 and December 31, 2012 and the remaining stock options are scheduled to vest 25% on each of December 31, 2013 and December 31, 2014. On February 24, 2012, Messrs. Bryant, Wilkirson, Farnsworth, Painter and Whitfield received 203,717, 18,170, 21,008, 23,834 and 29,963 stock options, respectively. These stock options will vest on December 31, 2014.

(2) For Mr. Bryant, consists of (i) 462,580 restricted shares which he received in our IPO upon the conversion of his Class C units, which are scheduled to vest on December 21, 2014 and (ii) 114,754 restricted shares which he received on February 24, 2012, which are scheduled to vest on December 31, 2014.

For Mr. Wilkirson, consists of (i) 23,129 restricted shares which he received in our IPO upon the conversion of his Class C units, which are scheduled to vest on December 21, 2014, (ii) 30,000 restricted shares he received in June 2010 in connection with his promotion to Chief Financial Officer, which are scheduled to vest on December 21, 2014 and (iii) 10,235 restricted shares which he received on February 24, 2012, which are scheduled to vest on December 31, 2014.

For Mr. Whitfield, consists of (i) 237,072 restricted shares which he received in our IPO upon the conversion of his Class C units, which are scheduled to vest on December 21, 2014, (ii) 50,000 restricted shares which he received in September 2011 in connection with his promotion to Chief Operating Officer, which are scheduled to vest upon the earlier to occur of December 31, 2014 or the termination of his employment agreement and (iii) 16,878 restricted shares which he received on February 24, 2012, which are scheduled to vest on December 31, 2014.

For Mr. Farnsworth, consists of (i) 150,339 restricted shares which he received in our IPO upon the conversion of his Class units. These restricted shares are scheduled to vest on December 21, 2014 and (ii) 11,834 restricted shares which he received on February 24, 2012, which are scheduled to vest on December 31, 2014.

For Mr. Painter, consists of (i) 150,339 restricted shares which he received in our IPO upon the conversion of his Class C units. These restricted shares are scheduled to vest on December 21, 2014 and (ii) 13,426 restricted shares which he received on February 24, 2012, which are scheduled to vest on December 31, 2014.

(3) The market value of the unvested restricted stock and restricted stock units was calculated by multiplying the number of shares underlying the awards by $24.56, which was the closing price of a share of our common stock on December 31, 2012, the last trading day of 2012.

(4) For Mr. Bryant, these shares or units consist of 525,533 restricted shares he was awarded in our IPO upon the conversion of his Class D units, 22,220 restricted shares he was awarded in December 2010 and 40,160 restricted stock units he was awarded in December 2010. All of the restricted shares will vest in full on December 21, 2014, if a specified value condition is met. On February 24, 2012, the Compensation Committee and the Board approved the vesting of 15,060 restricted stock units for Mr. Bryant, based upon performance achieved during 2011. On February 21, 2013, the Compensation Committee and the Board approved the vesting of 20,080 restricted stock units for Mr. Bryant, based upon performance achieved during 2012. The remaining restricted stock units will vest on December 31, 2013 if performance criteria are achieved.

For Mr. Wilkirson, these shares or units consist of 39,415 restricted shares he was awarded in our IPO upon the conversion of his Class D units, 30,000 shares he received in June 2010 in connection with his promotion to Chief Financial Officer, 9,794 restricted shares he was awarded in December 2010 and 9,036 restricted stock units he was awarded in December 2010. All of the restricted shares will vest in full on December 21, 2014, if a specified value condition is met. On February 24, 2012, the Compensation Committee and the Board approved the vesting of 3,388 restricted stock units for Mr. Wilkirson, based upon performance achieved during 2011. On February 21, 2013, the Compensation Committee and the Board approved the vesting of 4,518 restricted stock units for Mr. Wilkirson, based upon performance achieved during 2012. The remaining restricted stock units will vest on December 31, 2013 if performance criteria are achieved.

For Mr. Whitfield, these shares or units consist of 12,254 restricted shares he was awarded in December 2010, 50,000 shares he received in September 2011 in connection with his promotion to Chief Operating Officer and 16,611 restricted stock units he was awarded in December 2010. All of the restricted shares will vest in full on December 21, 2014, if a specified value condition is met. On February 24, 2012, the Compensation Committee and the Board approved the vesting of 6,229 restricted stock units for Mr. Whitfield, based upon performance achieved during 2011. On February 21, 2013, the Compensation Committee and the Board approved the vesting of 8,305 restricted stock units for Mr. Whitfield, based upon performance achieved during 2012. The remaining restricted stock units will vest on December 31, 2013 if performance criteria are achieved.

For Mr. Painter, these shares or units consist of 236,490 restricted shares he was awarded in our IPO upon the conversion of his Class D units, 13,999 restricted shares he was awarded in December 2010 and 15,813 restricted stock units he was awarded in December 2010. All of the restricted shares will vest in full on December 21, 2014, if a specified value condition is met. On February 24, 2012, the Compensation Committee and the Board approved the vesting of 5,929 restricted stock units for Mr. Painter, based upon performance achieved during 2011. On February 21, 2013, the Compensation Committee and the Board approved the vesting of 7,907 restricted stock units for Mr. Painter, based upon performance achieved during 2012. The remaining restricted stock units will vest on December 31, 2013 if performance criteria are achieved.

For Mr. Farnsworth, these shares or units consist of 236,490 restricted shares he was awarded in our IPO upon the conversion of his Class D units, 11,665 restricted shares he was awarded in December 2010 and 15,813 restricted stock units he was awarded in December 2010. All of the restricted shares will vest in full on December 21, 2014, if a specified value condition is met. On February 24, 2012, the Compensation Committee and the Board approved the vesting of 5,929 restricted stock units for Mr. Farnsworth, based upon performance achieved during 2011. On February 21, 2013, the Compensation Committee and the Board approved the vesting of 7,907 restricted stock units for Mr. Farnsworth, based upon performance achieved during 2012. The remaining restricted stock units will vest on December 31, 2013 if performance criteria are achieved.

2012 Option Exercises and Stock Vested

The following table sets forth information regarding restricted stock units held by the NEOs that vested in February 2012. None of our NEOs exercised stock options in 2012.

Name	Stock Awards: Number of Shares Acquired on Vesting (#)	Stock Awards: Value Realized on Vesting ($)(1)
Joseph H. Bryant	15,060	459,330
John P. Wilkirson	3,388	103,334
Van P. Whitfield	6,229	189,985
James H. Painter	5,929	180,835
James W. Farnsworth	5,929	180,835

(1) The value realized was calculated by multiplying the number of restricted stock units that vested by $30.50, which was the closing price of a share of our common stock on the vesting date of February 24, 2012.

2012 Pension Benefits

We do not maintain any defined benefit pension plans.

2012 Nonqualified Deferred Compensation

The following table sets forth information regarding nonqualified deferred compensation as of December 31, 2012. The Cobalt International Energy, L.P. Deferred Compensation Plan, dated December 31, 2008, required that all outstanding deferred amounts be distributed to the NEOs in shares of common stock on January 15, 2012, after which the plan expired pursuant to its terms. For a discussion of our new Deferred Compensation Plan, please see "Compensation Discussion and Analysis—Deferred Compensation."

Name and Principal Position	Executive Contributions in Last FY ($)(1)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Joseph H. Bryant	—	—	—	1,365,640	—
John P. Wilkirson	—	—	—	—	—
Van P. Whitfield	—	—	—	356,716	—
James H. Painter	—	—	—	326,863	—
James W. Farnsworth	—	—	—	161,895	—

(1) Deferrals under the plan were not permitted for 2012.

Potential Payments Upon Termination or Change in Control

The following table and narrative quantify and describe the payments and benefits to which each of Messrs. Bryant, Wilkirson, Whitfield, Painter and Farnsworth would have been entitled had his employment terminated under specified circumstances or had we undergone a change in control, in each case on December 31, 2012. The amounts set forth in the "Accelerated Vesting of Equity" column of this table are based on the $24.56 closing price of a share of our common stock on December 31, 2012, which was the last trading day of 2012.

Name	Salary ($)(1)	Pro Rata Bonus ($)(1)(2)	Health Benefits Continuation ($)(3)	Accelerated Vesting of Equity ($)(4)	Total ($)
Joseph H. Bryant					
For Cause or Without Good Reason	—	—	—	—	—
Death or Disability	—	2,000,000	—	28,425,151	30,425,151
Without Cause or for Good Reason	—	—	23,333	—	23,333
Change in Control	—	—	—	28,425,151	28,425,151
John P. Wilkirson					
For Cause or Without Good Reason	—	—	—	—	—
Death or Disability	—	468,281	—	3,844,368	4,312,649
Without Cause or for Good Reason	—	—	32,164	—	32,164
Change in Control	—	—	—	3,844,368	3,844,368
Van P. Whitfield					
For Cause or Without Good Reason	—	—	—	—	—
Death or Disability	—	1,029,600	—	9,644,520	10,614,120
Without Cause or for Good Reason	—	—	3,409	—	3,409
Change in Control	—	—	—	9,644,520	9,644,520
James H. Painter					
For Cause or Without Good Reason	—	—	—	—	—
Death or Disability	—	663,390	—	10,821,241	11,484,631
Without Cause or for Good Reason	—	—	18,156	—	18,156
Change in Control	—	—	—	10,821,241	10,821,241
James W. Farnsworth					
For Cause or Without Good Reason	—	—	—	—	—
Death or Disability	—	758,559	—	10,741,605	11,500,164
Without Cause or for Good Reason	-	—	2,964	—	2,964
Change in Control	—	—	—	10,741,605	10,741,605

(1) Each NEO's employment or severance agreement provides for a cash severance payment on termination of the NEO's employment by us without "cause" or by him for "good reason" (see the definitions of such terms in the narrative below). In the case of Mr. Bryant, the amount of this payment is equal to the remaining portion of his annualized base salary for the year in which his termination occurs *plus* two times his annualized base salary for each remaining full calendar year of his five-year agreement *plus* two times the pro rata portion of his annualized base salary for the period during the last year of his agreement starting with January 1 and ending on the agreement expiration date. In the case of each of Messrs. Whitfield, Painter and Farnsworth, the amount of this payment is equal to 100% of his annualized base salary, and in the case of Mr. Wilkirson, the amount of this payment is equal to 50% of his annualized base salary. For each of our NEOs, however, the amount of this payment, when added to the amount of any pro rata bonus paid on such termination (see footnote 2), is reduced by the value (at the time of termination) of the restricted shares of our common stock that the NEO received under the Incentive Plan in

connection with our IPO and that are held by the NEO, except to the extent that such restricted shares would be forfeited on termination. Because the value of such shares held by each of our NEOs as of December 31, 2012 exceeded the amount of such cash severance, none of these NEOs would have received any cash severance had his employment been terminated by us without cause or by him for good reason on such date.

(2) Each NEO's employment or severance agreement provides for a pro rata bonus payment upon termination of his employment due to death or "disability" (see the definition of such term in the narrative below), by us without cause or by him for good reason. "Pro Rata Bonus" amounts shown in the table for a termination of employment due to death or "disability" represent the actual annual bonuses with respect to the 2012 fiscal year that were determined by the Compensation Committee under the Company's annual incentive plan and paid in March 2013.

(3) Each NEO's employment or severance agreement provides that the NEO may elect to continue coverage under our group health plans for him and his eligible dependents for a period not to exceed 18 months following termination of his employment by us without cause or by him for good reason at the same cost to him as is paid by similarly situated employees for similar coverage. The amounts set forth in this column for Messrs. Bryant, Wilkirson, Painter and Farnsworth assume that each would have elected to continue his coverage for the maximum 18 months. No amount is set forth for Mr. Whitfield, as he receives health coverage from his former employer on terms that are more generous than the terms of our coverage and, therefore, had his employment terminated on December 31, 2012, he likely would have elected to continue such coverage from his former employer. Had Mr. Whitfield nevertheless elected coverage from us as of such date, the value of 18 months of such coverage for him would have been approximately $20,000.

(4) Please see the narrative below for a description of the treatment of the NEOs' equity awards on termination of their employment or a change in control.

Termination of employment

Restricted stock. Under the terms of each NEO's restricted stock award agreements, on termination of the NEO's employment due to his death or "disability" (as defined below), the vesting of each of his unvested Class B and Class C restricted stock awards will accelerate in all cases, and the vesting of his unvested Class D restricted stock awards will accelerate if a specified value condition is met on December 21, 2014. To meet this value condition, the average of the volume weighted average price of a share of our common stock for each trading day during the 90-day period ending on December 20, 2014 must equal or exceed the $13.50 price at which we sold our shares to the public in our IPO. The amounts reflected in the "Death or Disability" rows of the "Accelerated Vesting of Equity" column in the table above assume that a share of our common stock would have had the same $24.56 value on December 21, 2014 as it had on December 31, 2012. Based on this assumption, the value condition would have been met and the Class D restricted stock awards would have vested on such date. Each NEO's restricted stock award agreements provide for forfeiture of his unvested restricted stock awards on termination of his employment for any reason other than due to his death or disability, except as otherwise noted below with respect to restricted stock awards following termination of employment after a change in control.

Restricted stock units. Under the terms of each NEO's restricted stock unit award agreement as in effect on December 31, 2012, on termination of the NEO's employment due to his death or disability, the service condition under the award will be deemed satisfied as of the date of such termination and the shares underlying the award will be distributed to the NEO on December 31, 2013, subject to attainment of the specified performance criteria. As the performance criteria had not yet been attained as of December 31, 2012, no amount in respect of the restricted stock units is reflected in the "Death or Disability" rows of the "Accelerated Vesting of Equity" column of the table above. Each NEO's restricted stock unit award agreement provides for forfeiture of his unvested restricted stock award on termination of his employment for any reason other than due to his death or disability, with the shares underlying the vested portion of the award distributed to the NEO on December 31, 2013, subject to attainment of the specified performance criteria. In February 2012, the Board approved non-material amendments to the restricted stock unit awards held by all participants, including the NEOs, to provide for distribution of all or a portion of the shares underlying the awards after each of 2011, 2012 and 2013, based on attainment of the specified performance criteria for such year. The Board also approved the vesting and distribution of 50% of the shares underlying the restricted stock unit awards based on performance during 2012.

Stock options. Under the terms of each NEO's stock option award agreement as in effect on December 31, 2012, on termination of the NEO's employment due to his death or disability, the unvested portion of the option will accelerate as of the date of such termination, and the option will remain exercisable until the earlier of one year after such termination or the expiration of the option. Each NEO's stock option award agreement provides for forfeiture of the unvested portion of the option on termination of the NEO's employment by us without "cause" (see definition below) or by him for any reason, with the vested portion of the option remaining exercisable until the earlier of 90 days after such termination or the expiration of the option. The entire option, whether vested or unvested, is forfeited on termination of the NEO's employment by us for cause. In February 2012, the Board approved non-material amendments to the option awards held by all participants, including the NEOs, to provide that, after any termination of employment other than by us for cause, the vested portion of the option will remain exercisable until the expiration of the option.

Change in control

Restricted stock. Under the terms of each NEO's restricted stock award agreements, on a "change in control" (as defined below), the vesting of each of his unvested Class B and Class C restricted stock awards will accelerate in all cases, and the vesting of his unvested Class D restricted stock awards will accelerate if a specified value condition is met as of the date of such change in control. In addition, if the acquirer in such change in control requests that the NEO continue to provide services to us (or our successor or the surviving entity) for a specified period not to exceed 12 months after such change in control, the Class D restricted stock awards will accelerate on the earliest of the last day of such period, December 21, 2014 or the date on which the NEO's employment is terminated by us (or our successor or the surviving entity) without cause, by him for "good reason" (as defined below) or due to his death or disability. The amounts reflected in the "Change in Control" rows of the "Accelerated Vesting of Equity" column in the table above assume that a share of our common stock would have had the same $24.56 value on December 21, 2014 as it had on December 31, 2012. Based on this assumption, the value condition would have been met and the Class D restricted stock awards would have vested on such date.

Restricted stock units. Under the terms of each NEO's restricted stock unit award agreement, on a change in control, the award will vest based on the target amount of the award or, if greater, attainment of the specified performance criteria as of the date of such change in control. As of December 31, 2012, the actual performance attained was at the target amount of the awards and therefore the amounts reported in the "Change in Control" rows of the "Accelerated Vesting of Equity" column in the table above reflect accelerated vesting of the awards at target. Had we attained maximum performance as of December 31, 2012, the amounts would be as follows: Mr. Bryant, $1,972,659; Mr. Wilkirson, $443,848; Mr. Whitfield, $815,932; Mr. Painter, $776,735; and Mr. Farnsworth, $776,735.

Stock options. Under the terms of each NEO's stock option award agreement as in effect on December 31, 2012, on a change in control, the vesting of the unvested portion of the award will accelerate and, unless otherwise provided by the Compensation Committee, will be canceled in consideration of a payment to the NEO in an amount equal to the intrinsic value of the award (*i.e.*, the per share price paid by the acquirer in such change in control minus the exercise price of the option, multiplied by the number of shares covered by the option). In February 2012, the Board approved non-material amendments to the option awards held by all participants, including the NEOs, to provide that, in consideration of the cancelation of the awards on a change in control, each participant may elect either to receive a payment in an amount equal to the intrinsic value of the participant's award or to have the award rolled over into an equivalent option to purchase shares of the acquirer's stock. However, our Chief Executive Officer may determine to disregard the participants' elections so long as the options held by all participants are treated substantially similarly.

Golden Parachute Tax Gross-Ups. The employment or severance agreement with each of our NEOs other than Mr. Whitfield provides for a "gross-up" of any golden parachute excise taxes imposed under Internal Revenue Code Section 4999 on any change-in-control-related payments or benefits that he receives. However, such gross-up does not apply to the issuance to him of any of our equity interests, the accelerated vesting of any such interests or any other benefit that he may receive in connection with such a change in control. In addition, he is not entitled to such a gross-up if the aggregate value of such change-in-control-related payments does not exceed 110% of his safe harbor amount (*i.e.*, three times his average total annual compensation for the five calendar years prior to the change in control). Had a change in control occurred on December 31, 2012, the aggregate value of the payments that would have been made to each of Messrs. Bryant, Wilkirson, Painter and Farnsworth in connection with such change in control (other than any accelerated vesting of his restricted stock awards) would not have exceeded 110% of his safe harbor amount. Therefore, none of Messrs. Bryant, Wilkirson, Painter or Farnsworth would have been entitled to a gross-up payment pursuant to his employment or severance agreement.

Releases. On each termination of an NEO's employment other than due to his death or disability our obligation to provide the salary and pro rata bonus payments quantified and described in the table above would have been subject to the NEO's execution of a release of claims in our favor.

Restrictive Covenants. Each NEO's employment or severance agreement contains restrictions on competing with us or soliciting our employees during a specified period following termination of his employment with us: one year, in the case of Messrs. Bryant, Whitfield, Painter and Farnsworth, and six months, in the case of Mr. Wilkirson. Each NEO also is subject to perpetual restrictions on disclosing our confidential information or disparaging us.

Termination by Us without Cause or by the NEO for Good Reason. As quantified and described in the table above, each NEO's employment or severance agreement provides for specified payments and benefits upon termination of his employment by us without cause or by him for good reason, and each NEO's Class D restricted stock award agreement provides for accelerated vesting of the award on termination of the NEO's employment by us without cause or by him for good reason under specified circumstances following a change in control. Each of these agreements generally defines "cause" to mean the NEO's:

- willful failure to substantially perform his duties;
- willful misconduct, gross negligence or breach of fiduciary duty that results in material demonstrable harm to us or any of our affiliates;
- willful and material breach of the agreement that results in material demonstrable harm to us or any of our affiliates;
- conviction of, or entering a plea bargain or settlement admitting the guilt or the imposition of unadjudicated probation for, any felony that involves moral turpitude or as a result of which his

continued employment would reasonably be expected to have a material adverse impact on our or our affiliates' reputations;

- having been the subject of any order, judicial or administrative, obtained or issued by the SEC for any securities violation involving fraud;
- unlawful use or possession of illegal drugs on our premises or while performing his duties and responsibilities; or
- commission of an act of fraud, embezzlement or misappropriation against us or any of our affiliates.

In each case, the NEO has 30 days following written notice from us to cure, if possible, the situation alleged to constitute cause.

Each agreement generally defines "good reason" to mean:

- a material diminution in the NEO's base salary; or
- the relocation of the geographic location of the NEO's principal place of employment by more than 75 miles from Houston, Texas.

Messrs. Bryant's and Whitfield's employment agreements define "good reason" to include also the following:

- a material diminution in his authority, duties, responsibility or roles; or
- a material breach by us of his employment agreement.

In each case, the NEO is required to provide us with written notice of the condition alleged to constitute good reason within 45 days after the initial existence of the condition. We then have 30 days to cure the condition.

Disability. As quantified and described in the table above, each NEO's employment or severance agreement provides for specified payments and benefits on his disability, and each NEO's equity award agreements provide for accelerated vesting of the awards on his disability, either in all cases or under specified circumstances. Each of these agreements generally defines "disability" to mean the NEO's inability to perform, with or without reasonable accommodation, the essential functions of his position for a total of three months during any six-month period as a result of incapacity due to mental or physical illness.

Change in Control. As discussed above, our NEOs' equity awards vest in connection with a change in control under specified circumstances. The Incentive Plan generally defines a "change in control" to mean:

- the acquisition of more than 50% of the combined voting power of our outstanding securities (other than by any of our controlling stockholders or their respective affiliates);
- the replacement of the majority of our directors during any 12-month period (other than by directors approved by a majority of our remaining directors);
- the consummation of our merger or consolidation with another entity (unless our voting securities outstanding immediately prior to such transaction continue to represent at least 50% of the combined voting power and total fair market value of our securities or those of the surviving entity outstanding immediately after such transaction); or
- the transfer of our assets having an aggregate fair market value of more than 50% of our fair market value immediately prior to such transfer, but only if, in connection with such transfer or within a reasonable period thereafter, our stockholders receive distributions of cash and/or assets having a fair market value that is greater than 50% of our fair market value immediately prior to such transfer.

Equity Compensation Plan Information

The following table sets forth information regarding our equity compensation plans as of December 31, 2012.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)(3)
Equity compensation plans approved by security holders(1)	1,867,864(2)	$17.87(4)	11,239,950
Equity compensation plans not approved by security holders	—	—	—
Total	1,867,864	$17.87(4)	11,239,950

(1) Includes the Cobalt International Energy Inc. Long Term Incentive Plan and the Cobalt International Energy, Inc. Non-Employee Directors Compensation Plan.

(2) Includes 1,434,393 shares of common stock underlying stock options, 33,204 shares of common stock underlying restricted stock unit awards granted to our non-employee directors, up to 284,076 shares of common stock underlying performance-based restricted stock unit awards which may be issued subject to the achievement of performance conditions and 116,191 shares of common stock granted to non-employee directors under our Non-Employee Directors Compensation Plan, which were deferred under our Non-Employee Directors Deferral Plan.

(3) Includes 10,535,261 shares of common stock available for issuance under the Cobalt International Energy Inc. Long Term Incentive Plan and 704,689 shares of common stock available for issuance under the Cobalt International Energy, Inc. Non-Employee Directors Compensation Plan. Directors may elect to defer under the Cobalt International Energy, Inc. Non-Employee Directors Deferral Plan all or a portion of their annual retainers and their restricted stock units that they receive under our Non-Employee Directors Compensation Plan.

(4) Does not take into account shares of common stock underlying outstanding restricted stock units or shares of common stock that have not been deferred.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our officers and directors, and persons who own more than ten percent of our common stock, to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the SEC. Officers, directors and greater than ten percent stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. To our knowledge, based solely on our review of the copies of such forms received by us, we believe that all Section 16(a) filing requirements applicable to our officers, directors and greater than ten percent beneficial owners have been complied with for the fiscal year ended December 31, 2012 except for one late Form 5 filing on behalf of each of Messrs. Bryant and Farnsworth and one late Form 4 filing on behalf of each of Messrs. Marshall, Scoggins and Young.

HOUSEHOLDING

As permitted by applicable law, we intend to deliver only one copy of certain of our documents, including proxy statements, annual reports and information statements to stockholders residing at the same address, unless such stockholders have notified us of their desire to receive multiple copies thereof. Any such request should be directed to Cobalt International Energy, Inc., at the Cobalt Center, 920 Memorial City Way, Suite 100, Houston, Texas 77024, Attention: Secretary, or by telephone at +1 (713) 452-2322. We undertake to deliver separate copies of these documents promptly upon such request. Stockholders who currently receive multiple copies of the proxy statement at their address and would like to request householding of their communications should contact their broker.

PROPOSALS OF STOCKHOLDERS

Any stockholder desiring to present a stockholder proposal at our 2014 Annual Meeting of Stockholders and to have the proposal included in our related proxy statement must send it to Cobalt International Energy, Inc., Cobalt Center, 920 Memorial City Way, Suite 100, Houston, Texas 77024, Attention: Secretary, so that it is received no later than November 21, 2013. All such proposals should be in compliance with SEC rules and regulations. We will only include in our proxy materials those stockholder proposals that we receive before the deadline and that are proper for stockholder action.

In addition, in accordance with our bylaws, any stockholder entitled to vote at our 2014 Annual Meeting of Stockholders may propose business (other than proposals to be included in our proxy statement and proxy as discussed in the preceding paragraph) to be included on the agenda of, and properly presented for action at, the 2014 Annual Meeting of Stockholders only if written notice of such stockholder's intent is given in accordance with the requirements of our bylaws and SEC rules and regulations. Such proposal must be submitted in writing and addressed to the attention of our Secretary at the address shown above, so that it is received between December 27, 2013 and January 26, 2014.

BY ORDER OF THE BOARD OF DIRECTORS



Jeffrey A. Starzec
Senior Vice President, General Counsel and Secretary

Houston, Texas
March 21, 2013

COBALT INTERNATIONAL ENERGY, INC.
LONG TERM INCENTIVE PLAN
(Amended and Restated as of February 21, 2013)

Section 1. *Purpose.* The purpose of the Cobalt International Energy, Inc. Long Term Incentive Plan (as amended from time to time, the "**Plan**") is to motivate and reward those employees and other individuals who are expected to contribute significantly to the success of Cobalt International Energy, Inc. (together with its subsidiaries, the "**Company**") and its Affiliates to perform at the highest level and to further the best interests of the Company and its shareholders.

Section 2. *Definitions.* As used in the Plan, the following terms shall have the meanings set forth below:

(a) "**Act**" means Securities Exchange Act of 1934.

(b) "**Affiliate**" means (i) any entity that, directly or indirectly, is controlled by the Company and (ii) any entity in which the Company has a significant equity interest, in each case as determined by the Committee.

(c) "**Award**" means any Option, SAR, Restricted Stock, RSU, Performance Award or Other Stock-Based Award granted under the Plan.

(d) "**Award Document**" means any agreement, contract or other instrument or document evidencing any Award granted under the Plan, which may, but need not, be executed or acknowledged by a Participant.

(e) "**Beneficiary**" means a person entitled to receive payments or other benefits or exercise rights that are available under the Plan in the event of the Participant's death. If no such person is named by a Participant, or if no Beneficiary designated by the Participant is eligible to receive payments or other benefits or exercise rights that are available under the Plan at the Participant's death, such Participant's Beneficiary shall be such Participant's estate.

(f) "**Board**" means the board of directors of the Company.

(g) "**Cause**" means, with respect to any Participant, "cause" as defined such Participant's Employment Agreement, if any, or if not so defined, except as otherwise provided in such Participant's Award Document, such Participant's:

(i) having engaged in material mismanagement in providing services to the Company or its Affiliates;

(ii) having engaged in conduct that he or she knew would be materially injurious to the Company or its Affiliates;

(iii) material breach of any applicable Employment Agreement or Lock Up Agreement;

(iv) having been convicted of, or having entered a plea bargain or settlement admitting guilt for, any felony under the laws of the United States, any state or the District of Columbia where such felony involves moral turpitude or where, as a result of such felony, the continued employment of the Participant would have, or could reasonably be expected to have, a material adverse impact on the reputation of the Company or any of its Affiliates; or

(v) having been the subject of any order, judicial or administrative, obtained or issued by the Securities and Exchange Commission for any securities violation involving fraud including, for example, any such order consented to by the Participant in which findings of facts or any legal conclusions establishing liability are neither admitted nor denied.

The occurrence of any such event that is susceptible to cure or remedy shall not constitute Cause if such Participant cures or remedies such event within 30 days after the Company provides notice to such Participant.

(h) "**Change in Control**" means the occurrence of any one or more of the following events:

(i) any "person" (as defined in Section 13(d) of the Act), other than (A) an employee benefit plan or trust maintained by the Company or (B) any of the Sponsors (as defined in the Amended and Restated Certificate of Incorporation of the Company as in effect immediately following the closing of the initial public offering of Shares) or their respective affiliates, becomes the "beneficial owner" (as defined in Rule 13d-3 under the Act), directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company's outstanding securities entitled to vote generally in the election of directors;

(ii) at any time during a period of 12 consecutive months, individuals who at the beginning of such period constituted the Board and any new member of the Board whose election or nomination for election was approved by a vote of at least a majority of the directors then still in office who either were directors at the beginning of such period or whose election or nomination for election was so approved, cease for any reason to constitute a majority of members of the Board; or

(iii) the consummation of (A) a merger or consolidation of the Company or any of its subsidiaries with any other corporation or entity, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or being converted into voting securities of the surviving entity or, if applicable, the ultimate parent thereof) at least 50% of the combined voting power and total fair market value of the securities of the Company or such surviving entity or parent outstanding immediately after such merger or consolidation, or (B) any sale, lease, exchange or other transfer to any Person (other than an Affiliate of the Company) of assets of the Company and/or any of its subsidiaries, in one transaction or a series of related transactions, having an aggregate fair market value of more than 50% of the fair market value of the Company and its subsidiaries (the "**Company Value**") immediately prior to such transaction(s), but only to the extent that, in connection with such transaction(s) or within a reasonable period thereafter, the Company's stockholders receive distributions of cash and/or assets having a fair market value that is greater than 50% of the Company Value immediately prior to such transaction(s).

Notwithstanding the foregoing, in no event shall a Change in Control be deemed to have occurred with respect to a Participant if the Participant is part of a "group" within the meaning of Section 13(d)(3) of the Act that consummates the Change in Control transaction. In addition, for purposes of the definition of Change in Control, a person engaged in business as an underwriter of securities shall not be deemed to be the beneficial owner of, or to beneficially own, any securities acquired through such person's participation in good faith in a firm commitment underwriting until the expiration of 40 days after the date of such acquisition.

(i) "**Code**" means the Internal Revenue Code of 1986, as amended from time to time, and the rules, regulations and guidance thereunder. Any reference to a provision in the Code shall include any successor provision thereto.

(j) "**Committee**" means the Compensation Committee of the Board or such other committee as may be designated by the Board. If the Board does not designate the Committee, references herein to the "Committee" shall refer to the Board.

(k) "**Covered Employee**" means an individual who is (i) either a "covered employee" or expected by the Committee to be a "covered employee," in each case within the meaning of Section 162(m)(3) of the Code or (ii) expected by the Committee to be the recipient of compensation (other than Section 162(m) Compensation) in excess of $1,000,000 for the tax year of the Company with regard to which a deduction in respect of such individual's Award would be claimed.

(l) "**Disability**" means, with respect to any Participant, "disability" as defined in such Participant's Employment Agreement, if any, or if not so defined, except as otherwise provided in such Participant's Award Document:

(i) a permanent and total disability that entitles the Participant to disability income payments under any long-term disability plan or policy provided by the Company under which the Participant is covered, as such plan or policy is then in effect; or

(ii) if such Participant is not covered under a long-term disability plan or policy provided by the Company at such time for whatever reason, then the term "Disability" means a "permanent and total disability" as defined in Section 22(e)(3) of the Code and, in this case, the existence of any such Disability will be certified by a physician acceptable to the Company.

(m) "**Effective Date**" means October 22, 2009.

(n) "**Employment Agreement**" means any employment, severance, consulting or similar agreement between the Company or any of its Affiliates and a Participant.

(o) "**Exchange Act**" means the Securities Exchange Act of 1934, as amended from time to time, and the rules, regulations and guidance thereunder. Any reference to a provision in the Exchange Act shall include any successor provision thereto.

(p) "**Fair Market Value**" means with respect to Shares, the closing price of a Share on the date in question (or, if there is no reported sale on such date, on the last preceding date on which any reported sale occurred) on the principal stock market or exchange on which the Shares are quoted or traded, or if Shares are not so quoted or traded, fair market value as determined by the Committee, and with respect to any property other than Shares, the fair market value of such property determined by such methods or procedures as shall be established from time to time by the Committee.

(q) "**Good Reason**" means, with respect to any Participant, "good reason" as defined in such Participant's Employment Agreement, if any, or if not so defined, except as otherwise provided in such Participant's Award Document, the occurrence of any one or both of the following events:

(i) a material reduction by the Company or any of its Affiliates of such Participant's base salary; or

(ii) relocation by the Company or any of its Affiliates of the geographic location of such Participant's principal place of employment by more than 75 miles from Houston, Texas.

In each case, if such Participant desires to terminate his or her employment or engagement with the Company or such Affiliate for Good Reason, he or she must first give written notice of the facts and circumstances providing the basis for Good Reason to the Company or such Affiliate and allow the Company or such Affiliate 60 days from the date of such notice to remedy, cure or rectify the situation giving rise to Good Reason, and in the absence of any such remedy, cure or rectification, such Participant must terminate his or her employment or engagement for such Good Reason within 120 days after delivery of such written notice.

(r) "**Incentive Stock Option**" means an option representing the right to purchase Shares from the Company, granted pursuant to Section 6, that meets the requirements of Section 422 of the Code.

(s) "**Intrinsic Value**" with respect to an Option or SAR Award means (i) the price or implied price per Share in a Change in Control or other event over (ii) the exercise or hurdle price of such Award multiplied by (iii) the number of Shares covered by such Award.

(t) "**Lock Up Agreement**" means any agreement between the Company or any of its Affiliates and a Participant that provides for restrictions on the transfer of Shares held by such Participant.

(u) "**Non-Qualified Stock Option**" means an option representing the right to purchase Shares from the Company, granted pursuant to Section 6, that is not an Incentive Stock Option.

(v) "**Option**" means an Incentive Stock Option or a Non-Qualified Stock Option.

(w) "**Other Stock-Based Award**" means an Award granted pursuant to Section 10.

(x) "**Participant**" means the recipient of an Award granted under the Plan.

(y) "**Performance Award**" means an Award granted pursuant to Section 9.

(z) "**Performance Period**" means the period established by the Committee at the time any Performance Award is granted or at any time thereafter during which any performance goals specified by the Committee with respect to such Award are measured.

(aa) "**Replacement Award**" means an Award granted in assumption of, or in substitution for, an outstanding award previously granted by a company acquired by the Company or with which the Company combines.

(bb) "**Restricted Stock**" means any Share granted pursuant to Section 8.

(cc) "**RSU**" means a contractual right granted pursuant to Section 8 that is denominated in Shares. Each RSU represents a right to receive the value of one Share (or a percentage of such value) in cash, Shares or a combination thereof. Awards of RSUs may include the right to receive dividend equivalents.

(dd) "**SAR**" means any right granted pursuant to Section 7 to receive upon exercise by a Participant or settlement, in cash, Shares or a combination thereof, the excess of (i) the Fair Market Value of one Share on the date of exercise or settlement over (ii) the exercise or hurdle price of the right on the date of grant, or if granted in connection with an Option, on the date of grant of the Option.

(ee) "**Section 162(m) Compensation**" means "qualified performance-based compensation" under Section 162(m) of the Code.

(ff) "**Shares**" means shares of the Company's common stock.

(gg) "**Termination of Service**" means, in the case of a Participant who is an employee of the Company or an Affiliate, cessation of the employment relationship such that the Participant is no longer an employee of the Company or Affiliate, or, in the case of a Participant who is an independent contractor, the date the performance of services for the Company or an Affiliate has ended; *provided, however*, that in the case of an employee, the transfer of employment from the Company to an Affiliate, from an Affiliate to the Company, from one Affiliate to another Affiliate or, unless the Committee determines otherwise, the cessation of employee status but the continuation of the performance of services for the Company or an Affiliate as a director of the Board or an independent contractor shall not be deemed a cessation of service that would constitute a Termination of Service; *provided, further*, that a Termination of Service will be deemed to occur for a Participant employed by an Affiliate when an Affiliate ceases to be an Affiliate unless such Participant's employment continues with the Company or another Affiliate.

Section 3. *Eligibility.*

(a) Any employee, consultant or other advisor of, or any other individual who provides services to, the Company or any Affiliate, other than any non-employee director of the Company or any Affiliate, shall be eligible to be selected to receive an Award under the Plan.

(b) Holders of options and other types of awards granted by a company acquired by the Company or with which the Company combines are eligible for grants of Replacement Awards under the Plan.

Section 4. *Administration.*

(a) *Administration of the Plan.* The Plan shall be administered by the Committee. All decisions of the Committee shall be final, conclusive and binding upon all parties, including the Company, its shareholders and Participants and any Beneficiaries thereof. The Committee may issue rules and regulations for administration of the Plan. It shall meet at such times and places as it may determine.

(b) *Composition of Committee.* To the extent necessary or desirable to comply with applicable regulatory regimes, any action by the Committee shall require the approval of Committee members who are (i) independent, within the meaning of and to the extent required by applicable rulings and interpretations of the applicable stock market or exchange on which the Shares are quoted or traded; (ii) a non-employee director within the meaning of Rule 16b-3 under the Exchange Act; and (iii) an outside director pursuant to Section 162(m) of the Code. The Board may designate one or more members of the Board as alternate members of the Committee who may replace any absent or disqualified member at any meeting of the Committee. To the extent permitted by applicable law, the Committee may delegate to one or more officers of the Company the authority to grant Awards, except that such delegation shall not be applicable to any Award for a person then covered by Section 16 of the Exchange Act.

(c) *Authority of Committee.* Subject to the terms of the Plan and applicable law, the Committee (or its delegate) shall have full power and authority to: (i) designate Participants; (ii) determine the type or types of Awards (including Replacement Awards) to be granted to each Participant under the Plan; (iii) determine the number of Shares to be covered by (or with respect to which payments, rights or other matters are to be calculated in connection with) Awards; (iv) determine the terms and conditions of any Award; (v) determine whether, to what extent and under what circumstances Awards may be settled or exercised in cash, Shares, other Awards, other property, net settlement, or any combination thereof, or canceled, forfeited or suspended, and the method or methods by which Awards may be settled, exercised, canceled, forfeited or suspended; (vi) determine whether, to what extent and under what circumstances cash, Shares, other Awards, other property and other amounts payable with respect to an Award under the Plan shall be deferred either automatically or at the election of the holder thereof or of the Committee; (vii) interpret and administer the Plan and any instrument or agreement relating to, or Award made under, the Plan; (viii) establish, amend, suspend or waive such rules and regulations and appoint such agents, trustees, brokers, depositories and advisors and determine such terms of their engagement as it shall deem appropriate for the proper administration of the Plan and due compliance with applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations; and (ix) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan and due compliance with applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations.

(d) *Dodd-Frank Clawback.* The Committee shall have full authority to implement any policies and procedures necessary or desirable to comply with Section 10D of the Exchange Act and any rules promulgated thereunder. Without limiting the foregoing, the Committee may provide in any Award Document that, in event of a financial restatement that reduces the amount of previously awarded incentive compensation that would not have been earned had results been properly reported, outstanding Awards will be cancelled and the Company may clawback (*i.e.*, recapture) realized Option/SAR gains and realized value for vested Restricted Stock or RSUs or earned Performance Awards within 12 months preceding the financial restatement.

(e) *Restrictive Covenants.* The Committee may impose restrictions on any Award with respect to non-competition, confidentiality and other restrictive covenants as it deems necessary or appropriate in its sole discretion.

Section 5. *Shares Available for Awards.*

(a) Subject to adjustment as provided in Section 5(c) and except for Replacement Awards, (i) the maximum number of Shares available for issuance under the Plan shall not exceed 10,741,862 Shares and (ii) no Participant may receive under the Plan in any calendar year (A) Options and SARs that relate to more than 5,370,931 Shares; (B) Restricted Stock and RSUs that relate to more than 5,370,931 Shares or (C) Performance Awards and Other Stock-Based Awards that relate to more than 5,370,931 Shares.

(b) Any Shares subject to an Award (other than a Replacement Award or a Restricted Stock Award granted in connection with the closing of the Company's initial public offering and pursuant to the Company's reorganization agreement), that expires, is canceled, forfeited or otherwise terminates without the delivery of such Shares, including (i) the number of Shares surrendered or withheld in payment of any grant, purchase, exercise or hurdle price of an Award or taxes related to an Award and (ii) any Shares subject to an Award to the extent that Award is settled without the issuance of Shares, shall again be, or shall become, available for issuance under the Plan.

(c) In the event that the Committee determines that, as a result of any dividend or other distribution (whether in the form of cash, Shares or other securities), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of Shares or other securities of the Company, issuance of warrants or other rights to purchase Shares or other securities of the Company, issuance of Shares pursuant to the anti-dilution provisions of securities of the Company, or other similar corporate transaction or event affecting the Shares, or of changes in applicable laws, regulations or accounting principles, an adjustment is appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Committee shall adjust equitably any or all of:

(i) the number and type of Shares (or other securities) which thereafter may be made the subject of Awards, including the aggregate and individual limits specified in Section 5(a);

(ii) the number and type of Shares (or other securities) subject to outstanding Awards; and

(iii) the grant, purchase, exercise or hurdle price with respect to any Award or, if deemed appropriate, make provision for a cash payment to the holder of an outstanding Award;

provided, however, that the number of Shares subject to any Award denominated in Shares shall always be a whole number.

(d) Any Shares delivered pursuant to an Award may consist, in whole or in part, of authorized and unissued Shares or Shares acquired by the Company.

Section 6. *Options.* The Committee is authorized to grant Options to Participants with the following terms and conditions and with such additional terms and conditions, in either case not inconsistent with the provisions of the Plan, as the Committee shall determine.

(a) The exercise price per Share under an Option shall be determined by the Committee; *provided, however*, that, except in the case of Replacement Awards, such exercise price shall not be less than the Fair Market Value of a Share on the date of grant of such Option.

(b) The term of each Option shall be fixed by the Committee but shall not exceed 10 years from the date of grant of such Option.

(c) The Committee shall determine the time or times at which an Option may be exercised in whole or in part.

(d) The Committee shall determine the method or methods by which, and the form or forms, including cash, Shares, other Awards, other property, net settlement, broker assisted cashless exercise or any combination thereof, having a Fair Market Value on the exercise date equal to the relevant exercise price, in which payment of the exercise price with respect thereto may be made or deemed to have been made.

(e) The terms of any Incentive Stock Option granted under the Plan shall comply in all respects with the provisions of Section 422 of the Code.

Section 7. *Stock Appreciation Rights.* The Committee is authorized to grant SARs to Participants with the following terms and conditions and with such additional terms and conditions, in either case not inconsistent with the provisions of the Plan, as the Committee shall determine.

(a) SARs may be granted under the Plan to Participants either alone ("freestanding") or in addition to other Awards granted under the Plan ("tandem") and may, but need not, relate to a specific Option granted under Section 6.

(b) The exercise or hurdle price per Share under a SAR shall be determined by the Committee; *provided, however*, that, except in the case of Replacement Awards, such exercise or hurdle price shall not be less than the Fair Market Value of a Share on the date of grant of such SAR.

(c) The term of each SAR shall be fixed by the Committee but shall not exceed 10 years from the date of grant of such SAR.

(d) The Committee shall determine the time or times at which a SAR may be exercised or settled in whole or in part.

Section 8. *Restricted Stock and RSUs.* The Committee is authorized to grant Awards of Restricted Stock and RSUs to Participants with the following terms and conditions and with such additional terms and conditions, in either case not inconsistent with the provisions of the Plan, as the Committee shall determine.

(a) Shares of Restricted Stock and RSUs shall be subject to such restrictions as the Committee may impose (including any limitation on the right to vote a Share of Restricted Stock or the right to receive any dividend, dividend equivalent or other right), which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise, as the Committee may deem appropriate.

(b) Any share of Restricted Stock granted under the Plan may be evidenced in such manner as the Committee may deem appropriate, including book-entry registration or issuance of a stock certificate or certificates. In the event any stock certificate is issued in respect of shares of Restricted Stock granted under the Plan, such certificate shall be registered in the name of the

Participant and shall bear an appropriate legend referring to the terms, conditions and restrictions applicable to such Restricted Stock.

(c) If the Committee intends that an Award granted under this Section 8 shall constitute or give rise to Section 162(m) Compensation, such Award shall be structured in accordance with the requirements of Section 9, including the performance criteria and the Award limitation set forth therein, and any such Award shall be considered a Performance Award for purposes of the Plan.

(d) The Committee may provide in an Award Document that an Award of Restricted Stock is conditioned upon the Participant making or refraining from making an election with respect to the Award under Section 83(b) of the Code. If a Participant makes an election pursuant to Section 83(b) of the Code with respect to an Award of Restricted Stock, the Participant shall be required to file promptly a copy of such election with the Company.

Section 9. *Performance Awards.* The Committee is authorized to grant Performance Awards to Participants with the following terms and conditions and with such additional terms and conditions, in either case not inconsistent with the provisions of the Plan, as the Committee shall determine:

(a) Performance Awards may be denominated as a cash amount, number of Shares or units or a combination thereof and are Awards which may be earned upon achievement or satisfaction of performance conditions specified by the Committee. In addition, the Committee may specify that any other Award shall constitute a Performance Award by conditioning the grant to a Participant or the right of a Participant to exercise the Award or have it settled, and the timing thereof, upon achievement or satisfaction of such performance conditions as may be specified by the Committee. The Committee may use such business criteria and other measures of performance as it may deem appropriate in establishing any performance conditions. Subject to the terms of the Plan, the performance goals to be achieved during any Performance Period, the length of any Performance Period, the amount of any Performance Award granted and the amount of any payment or transfer to be made pursuant to any Performance Award shall be determined by the Committee.

(b) Every Performance Award shall include, if the Committee intends that such Award should constitute Section 162(m) Compensation, a pre-established formula, such that payment, retention or vesting of the Award is subject to the achievement during a Performance Period or Performance Periods, as determined by the Committee, of a level or levels of, or increases in, in each case as determined by the Committee, one or more of the following performance measures with respect to the Company: captured prospects, licenses or leases acquired, contracts executed, operated prospects matured to drill ready, drilling programs commenced, wells commenced, successful wells, drillable prospects, exploratory and appraisal drilling performance, capabilities and critical path items established, operating or total budget, cash management, liquidity measurements, capital raised, captured net risked resource potential, acquisition cost efficiency, central lease sale position, acquisitions of oil and gas interests, measurements of proved, probable or possible reserves, measurements of resources, finding and development costs, overhead costs, general and administration expense, market price of a Share, cash flow, reserve value, net asset value, earnings, net income, value or number of asset dispositions, operating income, cash from operations, revenue, margin, EBITDA (earnings before interest, taxes, depreciation and amortization), EBITDAX (earnings before interest, taxes, depreciation, amortization and exploration expense), net capital employed, return on assets, stockholder return, reserve replacement, return on equity, return on capital employed, production, assets, unit volume, sales, market share, safety and environmental performance objectives, accidents, injuries or fatalities, or strategic business criteria consisting of one or more objectives based on meeting specified goals relating to acquisitions or divestitures, each as determined in accordance with generally accepted accounting principles, where applicable, as consistently applied by the Company. Performance criteria may be measured on an absolute (*e.g.*, plan or budget) or relative basis. Relative performance may be measured against a group of peer companies, a financial market index or other acceptable objective and quantifiable indices. Except in the case of an award intended to qualify as Section 162(m) Compensation, if the Committee determines that a change in the business, operations, corporate structure or capital structure of the Company, or the manner in which the Company conducts its business, or other events or circumstances render the performance objectives unsuitable, the Committee may modify the performance objectives or the related minimum acceptable level of achievement, in whole or in part, as the Committee deems appropriate and equitable. Performance measures may vary from Performance Award to Performance Award, respectively, and from Participant to Participant, and may be established on a stand-alone basis, in tandem or in the alternative. The Committee shall have the power to impose such other restrictions on Awards subject to this Section 9(b) as it may deem necessary or appropriate to ensure that such Awards satisfy all requirements for Section 162(m) Compensation. Notwithstanding any provision of the Plan to the contrary, the Committee shall not be authorized to increase the amount payable under any Award to which this Section 9(b) applies upon attainment of such pre-established formula.

(c) Settlement of Performance Awards shall be in cash, Shares, other Awards, other property, net settlement, or any combination thereof, in the discretion of the Committee. The Committee shall specify the circumstances in which, and the extent to which, Performance Awards shall be paid or forfeited in the event of a Participant's Termination of Service.

(d) Performance Awards will be settled only after the end of the relevant Performance Period. The Committee may, in its discretion, increase or reduce the amount of a settlement otherwise to be made in connection with a Performance Award but may not exercise discretion to increase any amount payable to a Covered Employee in respect of a Performance Award intended to qualify as Section 162(m) Compensation. Any settlement that changes the form of payment from that originally specified shall be implemented in a manner such that the Performance Award and other related Awards do not, solely for that reason, fail to qualify as Section 162(m) Compensation.

(e) The maximum dollar value that may be earned by any Participant for each 12 months in a Performance Period with respect to Performance Awards that are intended to constitute Section 162(m) Compensation and are denominated in cash is $20 million. If an Award is cancelled, the cancelled Award shall continue to be counted toward the applicable limitation set forth in this Section 9(e).

Section 10. *Other Stock-Based Awards.* The Committee is authorized, subject to limitations under applicable law, to grant to Participants such other Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Shares or factors that may influence the value of Shares, including convertible or exchangeable debt securities, other rights convertible or exchangeable into Shares, purchase rights for Shares, Awards with value and payment contingent upon performance of the Company or business units thereof or any other factors designated by the Committee. The Committee shall determine the terms and conditions of such Awards. Shares delivered pursuant to an Award in the nature of a purchase right granted under this Section 10 shall be purchased for such consideration, paid for at such times, by such methods and in such forms, including cash, Shares, other Awards, other property, or any combination thereof, as the Committee shall determine. Cash awards, as an element of or supplement to any other Award under the Plan, may also be granted pursuant to this Section 10.

Section 11. *Effect of Termination of Service or a Change in Control on Awards.*

(a) The Committee may provide, by rule or regulation or in any Award Document, or may determine in any individual case, the circumstances in which, and the extent to which, an Award may be exercised, settled, vested, paid or forfeited in the event of a Participant's Termination of Service prior to the end of a Performance Period or exercise or settlement of such Award.

(b) The Committee may set forth the treatment of an Award upon a Change in Control in the applicable Award Document.

(c) In the case of an Option or SAR Award, except as otherwise provided in the applicable Award Document, upon a Change in Control, a merger or consolidation involving the Company or any other event with respect to which the Committee deems it appropriate, the Committee may cause such Award to be canceled in consideration of (i) the full acceleration of such Award and either (A) a period of at least ten days prior to the effective date of such Change in Control to exercise the Award or (B) a payment in cash or other consideration to the Participant who holds such Award in an amount equal to the Intrinsic Value of such Award (which may be equal to but not less than zero), which, if in excess of zero, shall be payable upon the effective date of such Change in Control, merger, consolidation or other event or (ii) a substitute award (which immediately upon grant shall have an Intrinsic Value equal to the Intrinsic Value of such Award or the value otherwise permitted under Section 409A of the Code).

Section 12. *General Provisions Applicable to Awards.*

(a) Awards shall be granted for no cash consideration or for such minimal cash consideration as may be required by applicable law.

(b) Awards may, in the discretion of the Committee, be granted either alone or in addition to or in tandem with any other Award or any award granted under any other plan of the Company. Awards granted in addition to or in tandem with other Awards, or in addition to or in tandem with awards granted under any other plan of the Company, may be granted either at the same time as or at a different time from the grant of such other Awards or awards.

(c) Subject to the terms of the Plan, payments or transfers to be made by the Company upon the grant, exercise or settlement of an Award may be made in the form of cash, Shares, other Awards, other property, net settlement, or any combination thereof, as determined by the Committee in its discretion at the time of grant, and may be made in a single payment or transfer, in installments or on a deferred basis, in each case in accordance with rules and procedures established by the Committee. Such rules and procedures may include provisions for the payment or crediting of reasonable interest on installment or deferred payments or the grant or crediting of dividend equivalents in respect of installment or deferred payments.

(d) Except as may be permitted by the Committee (except with respect to Incentive Stock Options) or as specifically provided in an Award Document, (i) no Award and no right under any Award shall be assignable, alienable, saleable or transferable by a Participant otherwise than by will or pursuant to Section 12(e) and (ii) during a Participant's lifetime, each Award, and each right under any Award, shall be exercisable only by the Participant or, if permissible under applicable law, by the Participant's guardian or legal representative. The provisions of this Section 12(d) shall not apply to any Award that has been fully exercised or settled, as the case may be, and shall not preclude forfeiture of an Award in accordance with the terms thereof.

(e) A Participant may designate a Beneficiary or change a previous Beneficiary designation at such times prescribed by the Committee by using forms and following procedures approved or accepted by the Committee for that purpose.

(f) All certificates for Shares and/or other securities delivered under the Plan pursuant to any Award or the exercise thereof shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the Plan or the rules, regulations and other requirements of the Securities and Exchange Commission, any stock market or exchange upon which such Shares or other securities are then quoted, traded or listed, and any applicable securities laws, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

(g) The Committee may impose restrictions on any Award with respect to non-competition, confidentiality and other restrictive covenants as it deems necessary or appropriate in its sole discretion.

Section 13. *Amendments and Termination.*

(a) *Amendment or Termination of Plan.* Except to the extent prohibited by applicable law and unless otherwise expressly provided in an Award Document or in the Plan, the Board may amend, alter, suspend, discontinue or terminate the Plan or any portion thereof at any time; *provided, however*, that no such amendment, alteration, suspension, discontinuation or termination shall be made without (i) shareholder approval if such approval is required by applicable law or the rules of the stock market or exchange, if any, on which the Shares are principally quoted or traded or (ii) the consent of the affected Participant, if such action would materially adversely affect the rights of such Participant under any outstanding Award, except (x) to the extent any such amendment, alteration, suspension, discontinuance or termination is made to cause the Plan to comply with applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations or (y) to impose any "clawback" or recoupment provisions on any Awards in accordance with Section 4(d) of the Plan. Notwithstanding anything to the contrary in the Plan, the Committee may amend the Plan, or create sub-plans, in such manner as may be necessary to enable the Plan to achieve its stated purposes in any jurisdiction in a tax-efficient manner and in compliance with local rules and regulations. The Committee may correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Award in the manner and to the extent it shall deem desirable to carry the Plan into effect.

(b) *Terms of Awards.* The Committee may waive any conditions or rights under, amend any terms of, or amend, alter, suspend, discontinue or terminate any Award theretofore granted, prospectively or retroactively, without the consent of any relevant Participant or holder or Beneficiary of an Award; *provided, however*, that no such action shall materially adversely affect the rights of any affected Participant or holder or Beneficiary under any Award theretofore granted under the Plan, except (x) to the extent any such action is made to cause the Plan to comply with applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations, or (y) to impose any "clawback" or recoupment provisions on any Awards in accordance with Section 4(d) of the Plan; and *provided further*, that the Committee's authority under this Section 13(b) is limited in the case of Awards subject to Section 9(b), as provided in Section 9(b).

(c) *No Repricing.* Notwithstanding the foregoing, except as provided in Section 5(c), no action shall directly or indirectly, through cancellation and regrant or any other method, reduce, or have the effect of reducing, the exercise price of any Award established at the time of grant thereof without approval of the Company's shareholders.

Section 14. *Miscellaneous.*

(a) No employee, Participant or other person shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of employees, Participants or holders or Beneficiaries of Awards under the Plan. The terms and conditions of Awards need not be the same with respect to each recipient. Any Award granted under the Plan shall be a one-time Award that does not constitute a promise of future grants. The Company, in its sole discretion, maintains the right to make available future grants under the Plan.

(b) The grant of an Award shall not be construed as giving a Participant the right to be retained in the employ of, or to continue to provide services to, the Company or any Affiliate. Further, the Company or the applicable Affiliate may at any time dismiss a Participant, free from any liability, or any claim under the Plan, unless otherwise expressly provided in the Plan or in any

Award Document or in any other agreement binding the parties. The receipt of any Award under the Plan is not intended to confer any rights on the receiving Participant except as set forth in the applicable Award Document.

(c) Nothing contained in the Plan shall prevent the Company from adopting or continuing in effect other or additional compensation arrangements, and such arrangements may be either generally applicable or applicable only in specific cases.

(d) The Company shall be authorized to withhold from any Award granted or any payment due or transfer made under any Award or under the Plan or from any compensation or other amount owing to a Participant the amount (in cash, Shares, other Awards, other property, net settlement, or any combination thereof) of applicable withholding taxes due in respect of an Award, its exercise or settlement or any payment or transfer under such Award or under the Plan and to take such other action (including providing for elective payment of such amounts in cash or Shares by the Participant) as may be necessary in the opinion of the Company to satisfy all obligations for the payment of such taxes; *provided* that if the Committee allows the withholding or surrender of Shares to satisfy a Participant's tax withholding obligations, the aggregate Fair Market Value of such withheld or surrendered Shares shall not exceed the minimum statutory withholding amount for federal and state tax purposes, including payroll taxes.

(e) If any provision of the Plan or any Award Document is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction, or as to any person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to applicable laws, or if it cannot be so construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award Document, such provision shall be stricken as to such jurisdiction, person or Award, and the remainder of the Plan and any such Award Document shall remain in full force and effect.

(f) Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company and a Participant or any other person. To the extent that any person acquires a right to receive payments from the Company pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Company.

(g) No fractional Shares shall be issued or delivered pursuant to the Plan or any Award, and the Committee shall determine whether cash or other securities shall be paid or transferred in lieu of any fractional Shares, or whether such fractional Shares or any rights thereto shall be canceled, terminated or otherwise eliminated.

Section 15. *Effective Date of the Plan.* The Plan shall be effective as of the Effective Date.

Section 16. *Term of the Plan.* No Award shall be granted under the Plan after the earliest to occur of (i) the tenth year anniversary of the Effective Date, (ii) the maximum number of Shares available for issuance under the Plan have been issued or (iii) the Board terminates the Plan in accordance with Section 13(a). However, unless otherwise expressly provided in the Plan or in an applicable Award Document, any Award theretofore granted may extend beyond such date, and the authority of the Committee to amend, alter, adjust, suspend, discontinue or terminate any such Award, or to waive any conditions or rights under any such Award, and the authority of the Board to amend the Plan, shall extend beyond such date.

Section 17. *Section 409A of the Code.* With respect to Awards subject to Section 409A of the Code, the Plan is intended to comply with the requirements of Section 409A of the Code, and the provisions of the Plan and any Award Document shall be interpreted in a manner that satisfies the requirements of Section 409A of the Code, and the Plan shall be operated accordingly. If any provision of the Plan or any term or condition of any Award would otherwise frustrate or conflict with this intent, the provision, term or condition will be interpreted and deemed amended so as to avoid this conflict. Notwithstanding any of the foregoing, the Company makes no representations or warranty and shall have no liability to the Participant or any other person if any provisions or payments, compensation or other benefits under the Plan are determined to constitute nonqualified deferred compensation subject to Section 409A of the Code but do not satisfy the provisions thereof.

Section 18. *Governing Law.* The Plan and each Award Document shall be governed by the laws of the State of Delaware, without application of the conflicts of law principles thereof.